FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003.

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of the Annual Securities Report (Yukashoken Hokokusho) for the fiscal year ended March 31, 2003 pursuant to the Securities and Exchange Law of Japan.
2.	English translation of Annual Report for the fiscal year ended March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2003

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi Title: Executive Vice President and CFO

Front Page

Document for Being Filed	Annual Securities Report

Basis	Provision of Article 24-1 of the Securities Exchange Law

Administrative Division for Filing to	Director of Kanto Local Financial Bureau

Filing Date	June 20, 2003

Accounting Period	31ST ANNUAL (from April 1, 2002 to March 31, 2003)

Name of the Company	KONAMI CORPORATION

English Name of the Company	KONAMI CORPORATION

Representative	Kagemasa Kozuki, Representative Director and CEO

Domicile of the headquarters	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

Phone Number	81-3-5220-0573

Contact	Noriaki Yamaguchi, Representative Director and CFO (Phone: 81-3-5220-0163)

Nearest contact address	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

Phone Number	81-3-5220-0573

Contact	Noriaki Yamaguchi, Representative Director and CFO

Location where the filing is available for public inspection	Tokyo Stock Exchange (2-1, Nihonbashi Kabuto-cho, Chuo-ku) Osaka Securities Exchange (1-6-10, Kitahama, Chuo-ku, Osaka)

Part 1. Corporate Data

Section 1. Business Summary

1. Principal Management Indexes

(1)	Consolidated Management Indexes (U.S. GAAP)

	Year ended March 31,
	1999 (27th term)		2000 (28th term)		2001 (29th term)		2002 (30th term)		2003 (31st term)
Net revenues and operating income (million of yen)	—		—		—		—		253,657
Operating loss (millions of yen)	—		—		—		—		21,870
Net loss before Income Taxes (millions of yen)	—		—		—		—		22,096
Net loss (millions of yen)	—		—		—		—		28,519
Net assets (millions of yen)	—		—		—		—		90,406
Total assets (millions of yen)	—		—		—		—		278,250
Net assets per share (yen)	—		—		—		—		750.35
Net loss per share (yen)	—		—		—		—		234.58
Dilute net income per share (yen)	—		—		—		—		—
Equity-assets ratio (%)	—		—		—		—		32.5
Return on shareholders’ equity (%)	—		—		—		—		(25.3)
Price earnings ratio (times)	—		—		—		—		—
Net cash provided by operating activities (millions of yen)	—		—		—		—		27,711
Net cash provided by (used in) investing activities (millions of yen)	—		—		—		—		(12,242)
Net cash provided by (used in) financing activities (millions of yen)	—		—		—		—		(16,443)
Cash and cash equivalents at end of year (millions of yen)	—		—		—		—		74,680
Number of employees (weighted average number of temporary staff indicated within brackets / the figures are not included in the number of employees)	— [—	]	— [—	]	— [—	]	— [—	]	4,313 [ 6,543 ]

Notes:

1.	Stated amounts of net revenues and operating income do not include consumption taxes.
2.	The consolidated management indexes of KONAMI are calculated in accordance with the principles, procedures, and presentation methods required for the issuance of the American depositary receipt (ADR), that is, the accounting principles generally accepted in the United States of America (U.S. GAAP).
3.	As the current fiscal year is the first year that our Company has prepared consolidated financial statements in accordance with the accounting principles generally accepted in the United States of America, figures are not presented for the fiscal years ended March 1999, March 2000, March 2001, and March 2002.
4.	As net loss per share was recognized, diluted net income per share is not presented.
5.	As net loss was recognized in the fiscal year ended March 31, 2003, the price earnings ratio is not presented.

(2)	Consolidated Management Indexes (Japanese GAAP)

	Year ended March 31,
	1999 (27th term)		2000 (28th term)		2001 (29th term)		2002 (30th term)		2003 (31st term)
Net revenues (millions of yen)	113,413		146,666		171,480		225,580		—
Ordinary income (millions of yen)	16,176		31,103		36,427		26,878		—
Net income (millions of yen)	5,104		18,344		21,781		13,573		—
Net assets (millions of yen)	46,907		70,844		149,875		141,297		—
Total assets (millions of yen)	117,383		136,080		250,023		290,147		—
Net assets per share (yen)	1,304.51		1,246.08		1,164.19		1,135.10		—
Net income per share (yen)	144.38		328.52		190.91		107.24		—
Diluted net income per share (yen)	135.98		326.66		—		—		—
Equity-assets ratio (%)	40.0		52.1		59.9		48.7		—
Return on shareholders’ equity (%)	11.6		31.2		19.7		9.3		—
Price earnings ratio (times)	—		21.31		30.96		27.51		—
Net cash provided by operating activities (millions of yen)	—		31,365		21,116		10,037		—
Net cash provided by (used in) investing activities (millions of yen)	—		12,880		(72,686)		(22,114)		—
Net cash provided by (used in) financing activities (millions of yen)	—		(10,015)		60,440		15,020		—
Cash and cash equivalents at end of year (millions of yen)	23,526		57,365		66,812		75,187		—
Number of employees (weighted average number of temporary staff indicated within brackets / the figures are not included in the number of employees)	— [—	]	2,322 [ 394	]	3,517 [1,747	]	4,422 [4,376	]	—

Notes:

1.	Stated amounts of net revenues do not include consumption taxes.
2.	A 1.5 for 1 stock split of the Company’s common shares was carried out on May 20, 1999. The net income per share for the fiscal year ended March 31, 2000 was calculated as if the stock split had been effected at the beginning of the fiscal year.
3.	A 2 for 1 stock split of the Company’s common shares was carried out on May 19, 2000. Taking the stock split into account, the price earnings ratio for the fiscal year ended March 31, 2000 will be 42.62 times.
4.	A 2 for 1 stock split of the Company’s common shares was carried out on May 19, 2000. The net income per stock for the fiscal year ended March 31, 2001 was calculated as if the stock split had been effected at the beginning of the fiscal year.
5.	As there were no dilutive securities such as bonds with subscription warrants or convertible bonds commencing in the fiscal year ended March 31, 2001, diluted net income per share is not presented herein.
6.	Starting from the current fiscal year, the consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP). As the Company has not prepared these consolidated financial statements in accordance with the accounting principles generally accepted in Japan (Japanese GAAP), the figures are not presented for the current fiscal year.

(3)	Management Indexes of Reporting Companies

	Year ended March 31,
	1999 (27th term)	2000 (28th term)	2001 (29th term)	2002 (30th term)	2003 (31st term)
Net revenues (millions of yen)	100,779	130,124	148,470	123,283	130,186
Ordinary income (millions of yen)	12,918	25,374	33,238	11,792	13,068
Net income (loss) (millions of yen)	5,006	16,236	18,042	8,675	(11,284)
Common stock (millions of yen)	13,014	15,793	47,398	47,398	47,398
Total number of shares outstanding (thousands of shares)	36,069	56,868	128,737	128,737	128,737
Net assets (millions of yen)	51,705	71,154	146,309	132,573	105,107
Total assets (millions of yen)	103,527	120,859	201,090	208,896	186,668
Net assets per share (yen)	1,433.51	1,251.21	1,136.49	1,029.80	872.38
Annual dividend per share (yen)	43.00	97.00	54.00	54.00	54.00
Interim dividend per share (yen)	15.00	45.00	26.00	27.00	19.00
Net income (loss) per share (yen)	141.15	290.26	158.12	67.96	(92.82)
Diluted net income per share (yen)	132.99	288.63	—	—	—
Equity-assets ratio (%)	49.9	58.9	72.8	63.5	56.3
Return on shareholders’ equity (%)	10.3	26.4	16.6	6.2	(9.5)
Price earnings ratio (times)	—	24.12	37.38	43.41	—
Dividend payout ratio (%)	30.70	33.42	36.37	78.80	—
Number of employees	827	938	929	951	843

Notes:

1.	Stated amounts of net revenues do not include consumption taxes.
2.	A 1.5 for 1 stock split of the Company’s common shares was carried out on May 20, 1999. The net income per share for the fiscal year ended March 31, 2000 was calculated as if the stock split had been effected at the beginning of the fiscal year.
3.	A 2 for 1 stock split of the Company’s common shares was carried out on May 19, 2000. Taking the stock split into account, the price earnings ratio for the year ended March 31, 2000 will be 48.23 times.
4.	A 2 for 1 stock split of the Company’s common shares was carried out on May 19, 2000. The net income per share for the year ended March 31, 2001 was calculated as if the stock split had been effected at the beginning of the fiscal year.
5.	As there were no dilutive securities such as bonds with subscription warrants or convertible bonds commenced in the fiscal years ended March 2001 or March 2002, the diluted net income per share is not presented herein. As a net loss per share was recognized in the fiscal year ended March 31, 2003, the diluted net income per share is not presented for this fiscal year, either.
6.	Commencing in the year ended March 31, 2002, treasury stock is treated as an item to be deducted from shareholders’ equity. In the calculation of amounts for net assets per share, net income per share, and diluted net income per share, the number of treasury stocks is deducted from the total number of shares outstanding.
7.	We adopted Accounting Standards Board Statement No. 2, “Accounting Standard on Net Income per Share” and Application Guidelines of Accounting Standards Board Statement No. 4, the “Accounting Standards Application Guideline on Net Income per Share,” in the calculation of net assets per share and net loss per share from the fiscal year ended March 31, 2003.
8.	The price earnings ratio and dividend payout ratio are not presented for the fiscal year ended March 31, 2003 as the Company recorded a net loss.

2. Company History

March 1969	Kagemasa Kozuki (current Chairman of the Board and Chief Executive Officer) founded a jukebox rental/repair business in 148 Kotsujima, Toyonaka City, Osaka.

March 1973	Konami Industries Co., Ltd. (current KONAMI CORPORATION) was established with a paid-in capital of 1 million yen; started manufacturing amusement machines.

January 1978	KONAMI’s first game machine using a microcomputer was produced; manufacture and sales began.

January 1979	KONAMI started exporting products to the United States; laid foundations for business expansion in that country.

May 1980	Headquarters was moved to a new office building in Shonai Sakaemachi, Toyonaka City, Osaka.

March 1982	Osaka Small and Medium Business Investment & Consultation Co., Ltd. invested in KONAMI. Headquarters was moved to Osaka Ekimae Dai 4 Building, Kita-ku, Osaka City, Osaka.

October 1982	KONAMI began manufacture and sales of game software for PCs.

November 1982	Konami of America Inc. (current Konami of America, Inc.), an overseas affiliated company, was established in the United States.

November 1983	Manufacture and sales of game software for MSX PCs commenced.

March 1984	New building was constructed for Technology Development Center in Shonai Takaramachi, Toyonaka City, Osaka.

June 1984	Konami Limited (current Konami Marketing Europe Ltd.), an overseas affiliated company, was established in the United Kingdom.

October 1984	KONAMI’s stock was listed on the Second Section of the Osaka Securities Exchange (capitalized at ¥2.94 billion).

December 1984	Konami GmbH (current Konami of Europe GmbH), an overseas affiliated company, was established in Germany.

April 1985	Konami began manufacture and sales of game software for Family Computer.

August 1986	KONAMI Software Development Building was completed in (Port Island) Chuo-ku, Kobe City, Hyogo Prefecture, and KONAMI headquarters (current Kobe Building) was moved there.

November 1986	New production control department and distribution center opened in Toyonaka City, Osaka.

August 1988	KONAMI’s stock was listed on the First Section of the Tokyo Stock Exchange and Osaka Securities Exchange.

May 1991	KONAMI Technology Development Center (current Kobe Office) opened in Nishi-ku, Kobe City, Hyogo Prefecture.

June 1991	Company name was changed from Konami Industries Co., Ltd. to KONAMI CORPORATION.

June 1992	KONAMI set up Tokyo Headquarters in Minato-ku, Tokyo.

April 1993	Headquarters functions were moved to Tokyo Headquarters.

August 1994	Tokyo Technical Center (current Zama Office) opened in Zama City, Kanagawa Prefecture.

September 1994	Konami (Hong Kong) Ltd. (current Konami Marketing (Asia) Ltd.), an overseas affiliated company, was established in Hong Kong.

January 1995	A part of the present Kobe Building was destroyed by the Hanshin/Awaji Earthquake.

April 1995	Konami Computer Entertainment Osaka, Inc. was established. Konami Computer Entertainment Tokyo, Inc. was established.

December 1995	Konami Music Entertainment Co., Ltd. was established.

April 1996	Konami Computer Entertainment Japan, Inc. and Konami Service Co., Ltd. were established.

May 1996	KONAMI shifted to a business divisional organization.

March 1997

Amusement Content Business (integrated into current Kobe Office) plant was constructed in Kobe City, Hyogo Prefecture.

Konami Computer Entertainment School Co., Ltd. and Roppongi Monitoring Center, Inc. were established.

November 1997	KONAMI’s stock was listed on the Stock Exchange of Singapore.

March 1998	Started exporting materials for manufacturing video slot machines to Australia.

September 1999	KONAMI’s stock was listed on the London Stock Exchange. Konami Computer Entertainment Osaka, Inc. registered its shares on the OTC market.

December 1999	The official registered address of KONAMI’s headquarters was transferred from Kobe City, Hyogo Prefecture to Minato-ku, Tokyo.

January 2000	Acquired license for the manufacture and sales of gaming machines from the state of Nevada, U.S.A.

June 2000	Overseas affiliated company for the production of software, Konami Software Shanghai, Inc. was established in Shanghai, China.

July 2000	KONAMI, through equity participation in TAKARA Co., Ltd., has made it its affiliated company.

August 2000	Konami Computer Entertainment Tokyo, Inc. registered its shares on the OTC market.

October 2000	Konami Marketing Japan, Inc. was established and marketing sector of KONAMI was transferred to this company.

Acquired products license from the state of Nevada, U.S.A. (first shipment of gaming machines in December 2000).

Acquired license for the manufacture and sales of gaming machines from the sate of Mississippi, U.S.A.

November 2000	Konami Parlor Entertainment, Inc. (current KPE, Inc.) received authorization from Security Electronics and Communications Technology Association as conforming to standards at type tests conducted for its pinball slot machines.

February 2001	Outstanding shares of PEOPLE CO., LTD. (company name changed to Konami Sports Corporation in June 2001) were purchased amicably through a tender offer (TOB) and the company became a KONAMI subsidiary.

March 2001	Zama Gaming Content Business of Konami Parlor Entertainment, Inc. (current KPE, Inc.) received authorization from the Japan Crime Prevention Association as conforming to standards as manufacturer of pinball slot machines.

May 2001	Acquired license for the manufacture and sales of gaming machines from the sate of Indiana, U.S.A.

June 2001	Acquired license for the manufacture and sales of gaming machines from the sate of Iowa, U.S.A.

August 2001	Through equity participation in HUDSON SOFT CO., LTD., KONAMI has made it its affiliated company.

Acquired license for the manufacture and sales of gaming machines from the Canadian province of Ontario.

October 2001	Konami Marketing Japan, Inc. acquired 11 distributors.

Konami Mobile Online, Inc. was established.

KONAMI fully consolidated Konami Australia Pty Ltd. through the purchase of all outstanding shares, and acquired license for the sales of gaming machines in all the states of Australia.

Acquired license for the manufacture and sales of gaming machines from the state of Oregon, U.S.A.

Acquired license for the manufacture and sales of gaming machines from the state of Arizona, U.S.A

December 2001	Acquired license for the manufacture and sales of gaming machines from the state of Michigan, U.S.A

January 2002	Through equity participation in Genki Co., Ltd. KONAMI has made it its affiliated company.

February 2002	Konami Computer Entertainment Japan, Inc. was listed on the OTC market.

Konami Sports Corporation acquired the shares of Daiei Olympic Sports Club, Inc. (company name changed to Konami Olympic Sports Club Corporation in February 2002) and made that company a subsidiary.

Acquired license for the manufacture and sales of gaming machines from the state of Illinois, U.S.A

May 2002	The operation of amusement facilities was transferred to AmLead Co., Ltd.

Acquired license for the manufacture and sales of gaming machines from the state of Kansas, U.S.A.

June 2002	Acquired license for the manufacture and sales of gaming machines from the state of Minnesota, U.S.A.

July 2002	Acquired license for the manufacture and sales of gaming machines from the U.S. self-governing dominion of Puerto Rico.

August 2002	The official registered address of KONAMI’s headquarters was transferred to Marunouchi, Chiyoda-ku in Tokyo.

September 2002	KONAMI’s stock was listed on the New York Stock Exchange.

Acquired license for the manufacture and sales of gaming machines from the state of West Virginia, U.S.A.

November 2002	Acquired license for the manufacture and sales of gaming machines from the state of Louisiana, U.S.A.

Acquired license for the manufacture and sales of gaming machines from the state of Wisconsin, U.S.A.

March 2003	Konami Sports Corporation acquired the shares of NISSAY ATHLETICS COMPANY (company name changed to Konami Athletics Inc. in March 2003) and made that company a subsidiary.

3. Business Overview

KONAMI CORPORATION (the “Company”) prepares its consolidated financial statements in conformity with accounting principles and practices generally accepted in the United States of America (“U.S. GAAP”). The necessary information on its subsidiaries has been disclosed based on its consolidated financial statements in accordance with U.S. GAAP.

The Konami Group is a collection of companies with global operations in the entertainment industry and is comprised of KONAMI CORPORATION (the “Company”), 28 consolidated subsidiaries and three equity method affiliates.

The Company, its subsidiaries and affiliated companies are categorized into business segments according to their operations as stated below.

Business segment categorization is based on the same criteria explained in “Section 5. Condition of Accounting 1. Consolidated Financial Statements (U.S. GAAP), (Notes to the consolidated financial statements) 23. Segment Information

Business Segments		Major Companies
Computer & Video Games (*14)	Domestic (*9)

The Company (*11, *13, *17, *19, *21, Note 3)

Konami Marketing Japan, Inc. (*2, *3, Note 6)

Konami Computer Entertainment Osaka, Inc. (*19, Note 5)

Konami Computer Entertainment Tokyo, Inc.

Konami Computer Entertainment Japan, Inc.

Konami Computer Entertainment Studios, Inc. (*19, Note 5)

Konami Mobile & Online, Inc.

HUDSON SOFT CO., LTD. (*22), Genki, Co. LTD. (*22)

	Overseas (*4)	Konami of America, Inc. (Note 4), Konami of Europe GmbH Konami Marketing (Asia) Ltd. Konami Software Shanghai, Inc., One other company

Exercise Entertainment (*5, *13, *14)	Domestic	Konami Sports Corporation (*6, *12, *13, *20, Note 7) Konami Sports Life Corporation (*13) Two other companies (*20, Note 7)

Toy & Hobby (*5, *14)	Domestic	The Company (*11, *13, *17, *19 *21, Note 3) Konami Marketing Japan, Inc. (*2, *3, Note 6) Konami Music Entertainment, Inc.
	Overseas (*4)	Konami of America, Inc. (Note 4), Konami of Europe GmbH Konami Marketing (Asia) Ltd.

Amusement (*13, *14, *16)	Domestic	The Company (*11, *13, *17, *19 *21, Note 3) Konami Marketing Japan, Inc. (*2, *3, Note 6) KPE, Inc. (*8, *21), One other company (*8)
	Overseas (*4)	Konami of America, Inc. (Note 4) Konami Marketing Europe Ltd. (*15) Konami Marketing (Asia) Ltd.

Gaming (*14, *16)	Domestic	The Company (*11, *13, *17, *19 *21, Note 3),
	Overseas	Konami Gaming, Inc. Konami Australia Pty Ltd., One other company

Other	Domestic	Konami Real Estate, Inc. (*17, *18) Konami Service, Inc. (Note 6) Konami School, Inc. (*1, *7, *11) TAKARA CO., LTD. (*22), One other company
	Overseas (*10)	Two other companies

Notes:

1.	Companies that have multiple business segments are included in each segment in which they operate.
2.	Primary changes in major companies for the year ended March 31, 2003 are as follows:
(*1)	Konami Computer Entertainment School, Inc. merged with Roppongi Monitoring Center, Inc. on May 1, 2002 for the purpose of improving the efficiency of their operations and changed its company name to Konami School, Inc.
(*2)	Konami Amusement Operation, Inc. transferred its amusement facility operation business to its new wholly-owned subsidiary KAO Co., Ltd. on May 11, 2002. Konami Amusement Operation, Inc. then sold all shares in KAO Co., Ltd. to Amlead Co., Ltd. on May 13, 2002.
(*3)	Konami Marketing Japan, Inc. merged with Konami Style.com Japan, Inc. and Konami Amusement Operation, Inc. to improve the efficiency of their operations on August 1, 2002.
(*4)	Konami (Singapore) Pte. Ltd. and Konami Corporation of Korea were dissolved in August 2002 and September 2002, respectively.
(*5)	The Character Products (CP) segment and the Health and Fitness (HF) segment changed their names to Toy & Hobby (T&H) and Health & Fitness (H&F), respectively, on October 1, 2002.
(*6)	Konami Sports Corporation merged with Konami Olympic Sports Club Corporation on October 1, 2002 to improve the efficiency of their operations.
(*7)	The education business of Konami School, Inc., which used to be included in the Computer & Video Games segment, was transferred to the Other segment as of October 1, 2002 in order to develop human resources in the whole Konami group, while its debugging operations for video game software remain included in the Computer & Video Games segment.
(*8)	Konami Parlor Entertainment, Inc. and Konami Parlor Research, Inc. changed their company names to KPE, Inc. and KPR, Inc., respectively, on November 11, 2002.
(*9)	Konami Computer Entertainment Kobe, Inc. and Konami Computer Entertainment Nagoya, Inc. were dissolved in December 2002.
(*10)	Konami Asia (Singapore) Pte. Ltd. Was dissolved in December 2002.
(*11)	The Company took over the debugging business of Konami School, Inc. by acquisition following a corporate split on January 1, 2003.
(*12)	Konami Sports Corporation merged with Konami Sports Plaza, Inc. on January 1, 2003 in order to improve the efficiency of their operations.
(*13)	On January 15, 2003, the Company transferred all of its shares of Konami Sports Corporation to Konami Sports Life Corporation as a step toward changing the Company’s corporate structure by reorganizing into a pure holding company. As a result, the health entertainment business which had been a part of the Amusement segment was transferred to the Exercise Entertainment segment on January 16, 2003.
(*14)	The Consumer Software (CS) segment, Health & Fitness (H&F) segment, Toy & Hobby (T&H) segment, Amusement Content (AC) segment and Gaming Content (GC) segment changed their names to Computer & Video Games, Exercise Entertainment, Toy & Hobby, Amusement and Gaming, respectively on January 16, 2003.
(*15)	Konami Amusement of Europe Ltd. changed its company name to Konami Marketing Europe Ltd. on January 13, 2003.
(*16)	On January 27, 2003, the Gaming segment transferred its token-operated game machine business for the domestic market to the Amusement segment in order to focus on its gaming machine business for the overseas gaming industry.
(*17)	The Company took over the financial service business, such as arrangement of intercompany loans, of its wholly-owned subsidiary Konami Capital, Inc. by acquisition following a corporate split on February 1, 2003. Konami Capital, Inc. now concentrates on its real estate management business.
(*18)	Konami Capital, Inc. changed its company name to Konami Real Estate, Inc. on February 1, 2003.
(*19)	The Company transferred all the shares of Konami Computer Entertainment Studios, Inc. to Konami Computer Entertainment Osaka, Inc. on March 13, 2003.
(*20)	Konami Sports Corporation acquired all the shares of NISSAY ATHLETICS COMPANY on March 24, 2003. Thereafter, NISSAY ATHLETICS COMPANY changed its name to Konami Athletics Inc.
(*21)	The Company transferred its LCD unit business to its wholly-owned subsidiary, KPE, Inc., on March 13, 2003.
(*22)	These are equity method affiliates.
3.	The Company added Traumer, Inc. to its subsidiaries through acquisition of 77.8% of issued shares of Traumer on April 17, 2003.
4.	On April 18, 2003, we spun off the sales operation of arcade games in the U.S. from Konami of America, Inc. and established Konami Marketing, Inc. which focuses on sales of arcade games in the U.S.
5.	Konami Computer Entertainment Osaka, Inc. merged with Konami Computer Entertainment Studios, Inc. on May 1, 2003. After the merger, Konami Computer Entertainment Osaka, Inc. as an ongoing concern plans to change its name to Konami Computer Entertainment Studios, Inc. on June 18, 2003.
6.	On May 1, 2003, Konami Marketing Japan, Inc., as an ongoing concern, merged with Konami Service, Inc. in order to improve customer satisfaction in an integrated business structure which includes sales, marketing and customer services.
7.	On May 1, 2003, Konami Sports Corporation merged with Konami Athletics Inc. in order to improve the efficiency of their operations and also enhance customer convenience.

Business Organization

End-users and Customers
Domestic
Overseas
(Sales via Internet)
Merchandise and products
Merchandise and products
Konami Marketing Japan, Inc.
Merchandise and products
Konami Corporation
Computer & Video Games
(Production, manufacture and sales)
Konami Computer Entertainment Osaka, Inc.
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Computer Entertainment Studio, Inc.
Konami Mobile & Online, Inc.
HUDSON SOFT CO., LTD
Genki Co., Ltd.
Merchandise, products and contents
Computer & Video Games Division
Merchandise, products and contents
(Production, manufacture and sales)
Konami of America, Inc.
Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc.
one other company
Toy & Hobby
(Production)
Konami Music Entertainment, Inc.
Contents
Toy & Hobby Division
Merchandise and products
(Sales)
Konami of America, Inc.
Konami of Europe Gmbh
Konami Marketing (Asia) Ltd.
Amusement
(Production, manufacture and sales)
KPE, Inc. one other company
Manufactur
Amusement Division
Merchandise and products
(Production, manufacture and sales)
Konami of America, Inc.
Konami Marketing Europe, Ltd.
Konami Marketing (Asia) Ltd.
Gaming
Gaming Division
Merchandise and products
(Production, manufacture and sales)
Konami Gaming, Inc.
Konami Australia Pty Ltd.
one other company
Exercise Entertainment
Manufacture
Konami Sports Life Corporation
Products
(Operation of health and fitness clubs)
Konami Sports Corporation
two other companies
Other
(Logistics, real estate management)
Konami Real Estate, Inc
Konami Service, Inc
Konami School, Inc
TAKARA CO., LTD., one other company
(Management of overseas businesses)
Konami Corporation of America
Konami Corporation of Europe B.V.

4. Major Subsidiaries and Affiliates

(1)	Consolidated Subsidiaries

Name of company	Location	Paid-in capital	Primary businesses	Ownership interests by voting rights or percentage owned (%)	Activities relative to KONAMI
Konami Marketing Japan, Inc. (Notes 4.6)	Shinjuku-ku, Tokyo	(¥ million) 1,062	Computer & Video Games business Toy & Hobby business Amusement business	100	Marketing and sales of our products

Konami Sports Corporation (Notes 3,4)	Shinagawa-ku, Tokyo	(¥ million) 5,040	Exercise Entertainment business	58 (58)	Operation of fitness clubs Interlocking directorate: yes

Konami Real Estate, Inc.	Chuo-ku, Tokyo	(¥ million) 480	Other businesses	100	Overall management of our real estate holdings

Konami Computer Entertainment Osaka, Inc . (Note 3)	Kita-ku, Osaka	(¥ million) 1,213	Computer & Video Games business	66	Development of our products Interlocking directorate: yes

Konami Computer Entertainment Tokyo, Inc. (Notes 3,4)	Chuo-ku, Tokyo	(¥ million) 2,323	Computer & Video Games business	64	Development of our products Interlocking directorate: yes

Konami Computer Entertainment Japan, Inc. (Note 3)	Shibuya-ku, Tokyo	(¥ million) 3,366	Computer & Video Games business	65	Development of our products Interlocking directorate: yes

Konami Computer Entertainment Studios, Inc.	Minato-ku, Tokyo	(¥ million) 300	Computer & Video Games business	100 (100)	Development of our products

Konami Music Entertainment, Inc.	Shibuya-ku, Tokyo	(¥ million) 60	Toy & Hobby business	100	Development of our products

KPE, Inc.	Shinjuku-ku, Tokyo	(¥ million) 100	Amusement business	100	Production, manufacture, and sales of our products

Konami Service, Inc.	Shimotsuruma, Yamato City	(¥ million) 100	Other businesses	100	After-sales servicing and logistics for our products

Konami Career Management, Inc.	Chuo-ku, Tokyo	(¥ million) 60	Other businesses	100	Recruitment of human resources in the Konami Group

Name of company	Location	Paid-in capital	Primary businesses	Ownership interests by voting rights or percentage owned (%)	Activities relative to KONAMI

Konami School, Inc.	Shibuya-ku, Tokyo	(¥ million) 160	Other businesses	100	Development and education of creators

Konami Sports Life Corporation (Note 4)	Shinagawa-ku, Tokyo	(¥ million) 15,050	Exercise Entertainment business	100	Production, manufacture, and sales of our products Interlocking directorate: yes

Konami Mobile & Online, Inc.	Shinjuku-ku, Tokyo	(¥ million) 300	Computer & Video Games business	100	Production and operation of mobile and online games

The Club at Yebisu Garden Co., Ltd.	Meguro-ku, Tokyo	(¥ million) 200	Exercise Entertainment business	70 (70)	Operation of fitness clubs

KPR, Inc.	Minato-ku, Tokyo	(¥ million) 20	Amusement business	100 (100)	Market research on LCD unit business

Konami Athletics Inc.	Chuo-ku, Osaka City	(¥ million) 2,210	Exercise Entertainment business	100 (100)	Operation of fitness club

Konami Corporation of America	State of Delaware, U.S.A.	(US$ thousand) 34,900	Holding Company	100	Holding company in the U.S. Interlocking directorate: yes

Konami of America, Inc. (Note 4)	State of California, U.S.A.	(US$ thousand) 21,500	Computer & Video Games business Toy & Hobby business Amusement business	100 (100)	Sales of our products

Konami Gaming, Inc.	State of Nevada, U.S.A.	(US$ thousand) 1,700	Gaming business	100 (100)	Production, manufacture, and sales of gaming machines

Konami Computer Entertainment Hawaii, Inc. (Note 5)	State of Hawaii, U.S.A.	(US$ thousand) 2,200	Computer & Video Games business	50 (50)	Production of our products

Konami Corporation of Europe B.V.	Amsterdam, the Netherlands	(EURO thousand) 9,019	Holding Company	100	Holding company in Europe Interlocking directorate: yes

Konami of Europe GmbH	Frankfurt, Germany	(EURO thousand) 5,113	Computer & Video Games business Toy & Hobby business	100 (100)	Production and sales of our products

Konami Marketing Europe Ltd.	London, United Kingdom	(STG£ thousand) 4,000	Amusement business	100 (100)	Production and sales of our products

Konami Marketing (Asia) Ltd.	Hong Kong	(HK$ thousand) 19,500	Computer & Video Games business Toy & Hobby business Amusement business	100	Sales of our products

Konami Software Shanghai, Inc.	Shanghai, China	(US$ thousand) 2,000	Computer & Video Games business	100	Production of our products

Name of company	Location	Paid-in capital	Primary businesses	Ownership interests by voting rights or percentage owned (%)	Activities relative to KONAMI
Konami Australia Pty Ltd.	New South Wales, Australia	(A$ thousand) 3,000	Gaming business	100	Production, manufacture, and sales of gaming machines

Konami Gaming (Australia) Pty Ltd.	New South Wales, Australia	(A$ thousand) 10	Gaming business	100 (100)	Manufacture and sales of gaming machines

(2)	Equity Method Affiliates

Name of company	Location	Paid-in capital (¥ million)	Primary businesses	Ownership interests by voting rights or percentage owned (%)	Activities relative to Konami

TAKARA CO., LTD. (Note 3)	Katsushika-ku, Tokyo	18,121	Other businesses	23	Manufacture and sales of new products developed jointly with us Interlocking directorate: yes

HUDSON SOFT CO., LTD. (Note 3)	Toyohira-ku, Sapporo City, Hokkaido	4,347	Computer & Video Games business	45	Investment and tie- up in Computer and Video Games business Interlocking directorate: yes

Genki Co., Ltd.	Shinjuku-ku, Tokyo	684	Computer & Video Games business	37	Investment and tie- up in Computer and Video Games business Interlocking directorate: yes

Notes:

1.	Business segment titles are given as descriptions for the Primary businesses.
2.	Figures indicated within parentheses under “Ownership interests by voting rights” represent the percentages of indirect ownership relative to the total ownership.
3.	Financial statement reports submitted.
4.	These are specified subsidiaries.
5.	The percentages of net revenues of Konami Marketing Japan, Inc. and Konami of America, Inc. (excluding intercompany net revenues) among the total consolidated net revenues each exceed 10%. The principal profit and loss figures are as follows. The percentage of net revenues of Konami Sports Corporation (excluding intercompany net revenues) among the total consolidated net revenues exceeds 10%. However, as the said consolidated company reports its own financial statements, its principal profit and loss figures are not indicated here.

	Principal Indexes for Profit and Loss Figures
	Net revenues	Ordinary income	Net income	Net assets	Total assets
	(Millions of yen)
Konami Marketing Japan, Inc.	84,035	2,324	1,749	2,699	17,598
Konami of America, Inc.	44,844	1,847	235	2,184	11,988

5. Employees

(1)	Consolidated Companies

	As of March 31, 2003
Business segments	Number of employees
Computer & Video Games Business (former CS Business; Note 3)	1,461	(254)
Exercise Entertainment Business (former H & F Business; Note 3)	1,345	(6,021)
Toy & Hobby Business (former T & H Business; Note 3)	164	(19)
Amusement Business (former AC Business; Note 3)	601	(12)
Gaming Business (former GC Business; Note 3)	286	(16)
Other Businesses	163	(150)
All Companies (Common)	293	(72)

Total	4,313	(6,543)

Notes:

1.	Employees mean those employed as personnel, and the weighted average number of temporary staff persons per year is indicated within parentheses. (The number of temporary staff persons is not included within the total number of employees.)
2.	The employees indicated under “All Companies (Common)” belong to administrative sectors that cannot be categorized under any specific business segment.
3.	On January 16, 2003, the “CS Business” (Consumer Software), “H&F Business” (Health & Fitness), “T&H Business” (Toy & Hobby), “AC Business” (Amusement Content), and “GC Business” (Gaming Content) changed their names to the “Computer & Video Games Business,” “Exercise Entertainment Business,” “Toy & Hobby Business,” “Amusement Business,” and “Gaming Business,” respectively.
4.	The number of temporary staff persons has increased by 2,167 in comparison to the previous fiscal year. This is mainly due to the change in basic monthly calculating hours from 200 to 159 hours for part-time workers at Konami Sports Corporation and the increase in the number of staff in connection with the opening of new outlets of facilities.

(2)	Reporting Companies

			As of March 31, 2003
Number of employees	Average age	Average number of years in employment	Average annual salary (¥)
843	30.9	4.7	5,936,414

Notes:

1.	Employees mean those employed as personnel.
2.	Average annual salary includes bonuses and extra wages.
3.	The number of employees decreased by 108 from the previous fiscal year due to the movement of personnel in connection with the transfer of the Exercise Entertainment Business to Konami Sports Life Corporation and the transfer of the LCD unit business to KPE, Inc.

(3)	Labor Unions

With the exception of Konami Sports Corporation, no labor unions are formed in KONAMI or in any of our domestic consolidated subsidiaries.

Details on the labor union of Konami Sports Corporation are as follows.

a. Name of Labor Union	Konami Sports Union
b. Name of Upper Organization	UI Zensen Domei
c. Date of Formation	October 19, 1982
d. Number of Members	736 (as of March 31, 2003)
e. Management / Labor Relationship	Management labor relations are maintained on good terms and nothing in particular needs to be mentioned.

Notes:

1.	The labor union of the Konami Group originally belonged to Zensen Domei. However, Zensen Domei, CSG Rengo and Textiles, and Life Roren joined together to form UI Zensen Domei on September 19, 2002, resulting in a change of the membership body .
2.	Pursuant to the merger with Konami Olympic Sports Club, its labor union, the Konami Olympic Sports Club Union, merged with the Konami Sports Union on November 20, 2002.

Section 2. Business Conditions

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Based on these consolidated financial statements, disclosures with regard to affiliated companies are made on the basis of the definitions of the U.S. GAAP.

Because the fiscal year under review is the first period for which we have prepared a securities report in accordance with the U.S. GAAP, no comparisons have been made with the previous fiscal year. The same applies to “Section 3. Facilities.”

1. Business Review

(1)	Overview

Although the Japanese economy has improved somewhat due to increased exports, individual consumption has been leveling off. Economic concern remains regarding the possibility of a downturn due to uncertainty about the future of the U.S. economy associated with the war in Iraq and the serious decline of domestic stock prices.

With respect to the entertainment industry in which we operate, sales of PlayStation 2 grew most significantly among the full line-up of next generation video game software platforms. Sales of soccer game software were robust due to the recent soccer boom in Japan. The domestic industry is in a state of transition evidenced by debate regarding the possible lifting of the ban against casino gaming and restructuring within the video game software market.

We entered a new stage by transferring our headquarters to Marunouchi, Tokyo in August 2002 and by listing on the New York Stock Exchange on September 30, 2002. We also celebrated our 30th anniversary on March 19, 2003.

We expanded globally during the year ended March 31, 2003 with video game software such as WORLD SOCCER WINNING ELEVEN 6, a home video game sports software title that reached combined sales of two million copies in Japan and Europe, video game software with cartoon characters such as Yu-Gi-Oh!, music games and a variety of other original products. As a result, the total number of home video games shipped reached 20 million for the second consecutive year. Also, the explosively popular Yu-Gi-Oh! card game was a hit, especially in the U.S. The MICROiR series high-technology toys gained market share. Sales of candy toys, which have attracted attention for their elaborate figurines, expanded. The amusement arcade game MAH-JONG FIGHT CLUB, which is an e-AMUSMENT product that allows players to compete via an on-line amusement connection, developed well. Gaming machines in overseas markets achieved healthy sales. Konami Sports Corporation, which seeks to improve its customers’ quality of life based on the concept of “Exertainment”, introduced a next generation fitness machine and personal trainer program as well as a new sports club membership category all to improve customer convenience.

In order to better focus our business and management resources, we transferred our amusement arcade operations, which had been conducted by Konami Amusement Operation, Inc. to AmLead Co., Ltd. We did so to achieve business portfolio optimization. Konami Sports Corporation acquired NISSAY ATHLETICS COMPANY with the goal of expanding our network of fitness clubs. We are engaged in fast-paced business expansion and creating products and services that meet our customers’ needs.

As a result, consolidated net revenues for the year ended March 31, 2003 amounted to ¥253,657 million, which is the highest level recorded since our founding. However, based on the findings of a U.S. independent appraiser, we decided to recognize an impairment loss of ¥47,599 million because the fair value of goodwill and other intangible assets in the Exercise Entertainment segment had declined below carrying value. Consequently, consolidated operating loss, consolidated net loss before income taxes and consolidated net loss were ¥21,870 million, ¥22,096 million and ¥28,519 million, respectively.

Since all business segments generally performed favorably, dividends for the year ended March 31, 2003 were ¥54 per share (¥19 as of September 30, 2002 and ¥35 as of March 31, 2003).

(2)	Performance by business segment

Summary of net revenues by business segment:

Millions of Yen
Year ended March 31, 2003
Computer & Video Games	¥87,476
Exercise Entertainment	78,525
Toy & Hobby	45,948
Amusement	34,305
Gaming	8,215
Other	5,520
Less: Intersegment revenues	(6,332)

Consolidated net revenues	¥253,657

Notes:

1.	In the fourth quarter ended March 31, 2003, the Amusement segment transferred its health entertainment business to the Exercise Entertainment segment, and the Gaming segment transferred its token-operated game machine business to the Amusement segment.
2.	The Consumer Software (CS) segment, Health & Fitness (H&F) segment, Toy & Hobby (T&H) segment, Amusement Content (AC) and Gaming Content (GC) segment changed their names to Computer & Video Games, Exercise Entertainment, Toy & Hobby, Amusement and Gaming, respectively on January 16, 2003.

The Computer & Video Games segment, taking advantage of the soccer boom in Japan, marked a new record with combined sales of over 1.8 million copies of WORLD SOCCER WINNING ELEVEN 6 and WORLD SOCCER WINNING ELEVEN 6: Final Evolution for the PlayStation 2. The JIKKYO POWERFULPROYAKYU series, our popular baseball game product, maintained stable sales. JIKKYO POWERFULPROYAKYU 9 for the PlayStation 2 and the Game Cube sold 570,000 copies. JIKKYO POWERFULPROYAKYU 9 KETTEIBAN for the PlayStation 2 and the Game Cube sold 180,000 copies. As for our tennis games, THE PRINCE OF TENNIS, a popular character from Shonen Jump (a Japanese weekly comic book for boys), THE PRINCE OF TENNIS: GENIUS BOYS ACADEMY and four other titles for the Game Boy Advance and THE PRINCE OF TENNIS: Sweat and Tears and three other titles for the PlayStation were released and sold over 600,000 copies altogether. A conference called “Seishun-Gakuen-Teikyu-Sai 2003” where fans of THE PRINCE OF TENNIS gathered in Ariake Tennis no Mori in the end of March contributed greatly to its regaining popularity.

In the overseas markets, Pro Evolution Soccer 2 for the PlayStation 2 recorded one million sales in Europe battling for the best soccer game status in Europe. As a result of maximized synergies with the TV program and the trading card game, Yu-Gi-Oh! THE ETERNAL DUELIST SOUL for the GameBoy Advance, Yu-Gi-Oh! FORBIDDEN MEMORIES for the PlayStation, and Yu-Gi-Oh! Dark Duel Stories for GameBoy Color, each of which recorded million sales, resulting in the sales for the Yu-Gi-Oh! series as a whole reached 4.6 million copies.

As a result, consolidated revenues of the Computer & Video Games segment were ¥87,476 million.

The Exercise Entertainment segment worked to expand its network of fitness clubs by opening 16 facilities including Oyama (Tokyo), Yachiyodai (Chiba) Moriguchi (Osaka), Nishi-funabashi (Chiba) and other facilities operated by third parties. On March 24, 2003, we acquired all of the outstanding shares of the NISSAY ATHLETICS COMPANY, which became a wholly-owned subsidiary thereby adding five new directly-managed club facilities. Konami Sports Corporation merged with the acquired company on May 1, 2003. We also worked to improve customer satisfaction by moving six existing club facilities to better locations in the same neighborhood or by acquiring facilities that had been operated by other companies.

As for product branding activities, we integrated our Freizeit and Sele clubs into the Eg-zas brand on April 1, 2002, and introduced a new “Undo-Jyuku” on October 1, 2002 to strengthen brand recognition and provide more sophisticated facility services, aiming to improve the retention rate of current customers. In a move to improve customer convenience, we introduced new services and product such as a personal trainer system where an instructor with specialized knowledge provides individualized lessons for each customer. We also launched the first official i-mode (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health-related information.

We released home fitness products such as MARTIAL BEAT II, which is a popular martial arts fitness action game that uses video game software and can measure physical strength, and Aerobics Revolution, which allows players to enjoy realistic aerobics activity at home.

As a result, consolidated revenues of the Exercise Entertainment segment were ¥78,525 million.

The Toy & Hobby segment maintained solid card game sales with products such as the Yu-Gi-Oh! Official Card Game series and THE PRINCE OF TENNIS trading card game. In particular, the Yu-Gi-Oh! series for the U.S. released during the end of the previous fiscal year recorded better-than-expected sales growth and acquired an overwhelming share of the market during the Christmas season. The Yu-Gi-Oh! card game has been sold in Europe since the end of the previous fiscal year and is contributing to the global expansion of the product. A new series of the Yu-Gi-Oh! card game also maintained high levels of sales in Japan. As to other hobby products, DigiQ Train, Combat DigiQ, and DigiQ Formula, which are new MICROiR series products, also achieved robust sales. Candy toys, which enjoy popularity for their high quality figures, especially the SF Movie Selection: Thunderbirds series and the MIZUSHIMA SHINJI CHARACTERS YAKYUGUNZOU consistently achieved more than a million sales, which gave them a dominant position in the market. As a result, consolidated revenues of the Toy & Hobby segment were ¥ 45,948 million.

The Amusement segment maintained favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series, which are video games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection. We expanded the line-up of simulation games that can be played by more than one person such as WORLD COMBAT, a gun shooting game, as well as music simulation games such as pop’n music, GUITAR FREAKS and drummania. These products maintained strong sales.

Token-operated products that continue to be popular such as GI-WINNING SIRE and GI-TURFWILD, the latest large-scale token-operated horse racing games in the GI series which has a realistic “right there in the midst of it” feel, FORTUNE ORB, a large-sized “penny-falls” game machine, popular for its entertaining stage effects, and Oval Arena, new large-scale token-operated bingo game machine with a player match-up function, also contributed the favorable sales.

The LCD unit business’s results declined relative to the previous year because sales to main customers were affected by the World Cup Soccer tournament. We plan to introduce differentiated and attractive products in the future. As a result, consolidated revenues of the Amusement segment were ¥34,305 million.

The Gaming segment acquired gaming licenses from 18 states in the U.S. and the installed base of video slot machines has been increasing in line with a more diverse line up of products. As a result, sales of our products are improving steadily in Nevada and the mid-west region of the U.S. We released a new gaming machine in February 2003 called ReNeA, which creates an innovative experience by combining stepper reels with a video image. The combination of WILD FIRE, a standalone progressive game, with existing gaming contents has been well received in Australia. We have acquired gaming licenses in all Australian states, and sales in New South Wales, Queensland and Victoria were especially strong. As a result, consolidated revenues of the Gaming segment were ¥ 8,215 million.

Consolidated revenues for the Other segment were ¥5,520 million.

(3)	Results of Operations by Geographic Segments

Our standard sports game titles have achieved continued success in Japan. The most outstanding examples were WORLD SOCCER WINNING ELEVEN 6 and WORLD SOCCER WINNING ELEVEN 6: Final Evolution for the PlayStation 2, which together tallied sales surpassing 1.8 million copies. This performance was further buoyed by continued solid revenue from our fitness club facilities. As a result, consolidated net revenues in Japan totaled ¥233,015 million.

In the United States, we achieved strong sales of three Yu-Gi-Oh! Titles—Yu-Gi-Oh! The Eternal Duelist Soul for GameBoy Advance, Yu-Gi-Oh! Forbidden Memories for PlayStation 2 and Yu-Gi-Oh! Dark Duel Stories for GameBoy Color. Each title recorded sales of over one million copies, pushing results for the series as a whole to 4.6 million copies sold. The smash success of the Yu-Gi-Oh! series reflects the synergy effect between the popular Yu-Gi-Oh! cartoon on television and the Yu-Gi-Oh! Trading Card Game. In the Toy & Hobby business segment, sales of the U.S. version of Yu-Gi-Oh!I introduced from March 2002 grew at a surprisingly rapid space, claiming an overwhelming market share during the Christmas season. In the Gaming business segment, moves to expand the mainstay video slot machine lineup sparked growth in the number of units installed, particularly in California and Nevada, and segments of the Midwest. As a result, consolidated net revenues in the U.S. totaled ¥48,534 million.

In Europe, Pro Evolution Soccer 2 for PlayStation 2 attained million-seller status, boosting the Computer & Video Games business and almost reaching the No. 1 spot among the top-selling soccer games in Europe. As a result, consolidated net revenues in Europe totaled ¥16,324 million.

In Asia and Oceania, the combination of the stand-alone progressive WILD FIRE and existing game content earned rave reviews in the Australian region. While we hold gaming licenses in all Australian states, we enjoy the strongest sales in the states of New South Wales, Queensland, and Victoria. As a result, consolidated net revenues in Asia and Oceania totaled ¥7,792 million.

(4)	Cash Flows

Cash flow summary for the year ended March 31, 2003:

Millions of Yen
Year ended March 31, 2003
Net cash provided by operating activities	¥27,711
Net cash used in investing activities	(12,242)
Net cash provided by (used in) financing activities	(16,443)
Effect of exchange rate changes on cash and cash equivalents	466
Net increase (decrease) in cash and cash equivalents	(508)
Cash and cash equivalents at end of year	74,680

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥27,711 million for the year ended March 31, 2003. This was due primarily to favorable results of the Computer & Video Games segment and Toy & Hobby segment, and a decrease in trade notes and accounts receivables of ¥4,580 million. The impairment charge of goodwill and other intangible assets of ¥47,599 million in the Exercise Entertainment segment had no effect on cash flows.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥12,242 million for the year ended March 31, 2003. This resulted primarily from capital expenditures of ¥15,357 million, which was due mainly to active investment in property and equipment by the Exercise Entertainment segment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥16,443 million for the year ended March 31, 2003. This was due primarily to active payment of dividends, repayments of debts and purchases of treasury stock with ¥14,893 million of proceeds from the issuance of bonds by Konami Sports Corporation.

2. Production, Orders and Sales

(1)	Production Results

The following summarizes production results by business segment for the fiscal year under review.

	Amount (Millions of yen)	Year-on-year change (%)
Computer & Video Games (former CS Business; Note 3)	54,618	—
Exercise Entertainment (former H&F Business; Note 3)	70,599	—
Toy & Hobby (former T&H Business; Note 3)	23,809	—
Amusement (former AC Business; Note 3)	20,284	—
Gaming (former GC Business; Note 3)	3,745	—
Other	3,852	—

Total	176,907	—

Notes:

1.	The aforementioned amounts do not include consumption tax.
2.	The aforementioned amounts are calculated based on the cost of revenue.
3.	On January 16, 2003, the “CS Business” (Consumer Software), “H&F Business” (Health & Fitness), “T&H Business” (Toy & Hobby), “AC Business” (Amusement Content), and “GC Business” (Gaming Content) changed their names to the “Computer & Video Games Business,” “Exercise Entertainment Business,” “Toy & Hobby Business,” “Amusement Business,” and “Gaming Business,” respectively.

(2)	Orders

The Konami Group is not engaged in order-based production.

(3)	Sales Results

Sales results by business segment for the fiscal year under review are as follows.

	Amount (Millions of yen)	Year-on-year change (%)
Computer & Video Games (former CS Business; Note 3)	85,891	—
Exercise Entertainment (former H&F Business; Note 3)	78,437	—
Toy & Hobby (former T&H Business; Note 3)	45,887	—
Amusement (former AC Business; Note 3)	33,105	—
Gaming (former GC Business; Note 3)	8,215	—
Other	2,122	—

Total	253,657	—

Notes:

1.	The aforementioned amounts do not include consumption tax.
2.	Intersegment transactions are offset and eliminate each other.
3.	On January 16, 2003, the “CS Business” (Consumer Software), “H&F Business” (Health & Fitness), “T&H Business” (Toy & Hobby), “AC Business” (Amusement Content), and “GC Business” (Gaming Content) changed their names to the “Computer & Video Games Business,” “Exercise Entertainment Business,” “Toy & Hobby Business,” “Amusement Business,” and “Gaming Business,” respectively.

3. Company Priorities

Consumers are becoming more and more diversified in their tastes for, and selective about, “entertainment”, while fields within the entertainment industry such as games, toys, movies, music, sports, education, publishing and communications are increasingly merging and overlapping. In such an environment, competition among companies has intensified and so we believe that an innovative and diversified corporate strategy and further reinforcement of the corporate structure supporting such a strategy are required for a company to maintain its capacity to continue to grow.

To enhance our brand value, we have developed a new logo as the symbol for a new image branding initiative that we are promoting under the tagline “Bikkuri (Be Creative)”, which indicates our core competence of “creativity”. Our goal is to create products that will add more surprise and emotion to consumer’s lives. At the same time, we are committed to increasing our production, marketing and financial resources.

Special event of the previous fiscal year was our listing on the New York Stock Exchange on September 30, 2002. We will continue to pursue our purposes of listing to expand business operations in the U.S. and to increase the number of U.S. shareholders and investors. In addition, we endeavor to obtain further trust from stakeholders by building a stronger management system and enhancing fair disclosure. As for human resources development, we opened Konami Super Campus where we established Leadership Development Center and we will continue to nurture leadership and enhance management control capacity.

Our company will be sustaining solid efforts to forge a fully reliable internal control system for the Konami Group as a whole, to establish a system facilitating fair and swift disclosure, and to promote progress in diverse fields in order to further bolster the Konami corporate structure.

4. Important Business Contracts

We currently maintain the following important business contracts.

Counterparty	Country	Contents	Contract term
Nintendo Co., Ltd.	Japan	Trademark authorization and manufacturing consignment contract for “GameBoy Color” software.	From March 8, 2003 through March 7, 2004 (renewal of original March 8, 1999 contract)

Nintendo Co., Ltd.	Japan	Trademark authorization and manufacturing consignment contract for “GameBoy Advance” software.	From January 9, 2003 through January 8, 2004 (renewal of original January 9, 2001 contract)

Nintendo Co., Ltd.	Japan	Trademark authorization and manufacturing consignment contract for “Nintendo GameCube” software.	From November 1, 2002 through October 31 2003 (renewal of original November 1, 2001 contract)

Sony Computer Entertainment Inc.	Japan	Trademark authorization and manufacturing consignment contract for “Sony PlayStation” software.	From April 8, 2003 through April 7, 2004 (renewal of original April 8, 1994 contract)

Sony Computer Entertainment Inc.	Japan	Trademark authorization and manufacturing consignment contract for “Sony PlayStation 2” software.	From April 1, 2003 through March 31, 2004 (renewal of original October 11, 1999 contract)

Microsoft Licensing Inc.	Worldwide	Trademark authorization and manufacturing consignment contract for “Xbox” software.	From November 15, 2001 through November 14, 2004

Regulation for Gaming, Gaming Licenses

1. History

In January 2000, the Company obtained a gaming license in Nevada for manufacture of gaming machine and Konami Gaming, Inc. (“KGI”, located in Las Vegas, Nevada) also obtain the gaming license for manufacture and sale of gaming machines. In connection with obtaining the gaming license, we are required by the Nevada gaming authorities to give a notice in regard with contents, limits, and procedures of provision and regulation (“Nevada Regulation”) which controls manufacture, sale and distribution activities of gaming machines to our shareholders at least once a year. In order to meet this requirement, we explained the Nevada Regulation below.

2. General

The manufacture, sale and distribution of gaming devices, equipment and related gaming software is subject to federal, state, tribal and local regulations in the United States and foreign jurisdictions. While the regulatory requirements vary from jurisdiction to jurisdiction, the majority of these jurisdictions require licenses, registrations, permits, findings of suitability, documentation of qualification including evidence of financial stability and/or other required approvals for companies who manufacture and distribute gaming equipment, as well as the individual suitability or licensing of officers, directors, major shareholders and key employees. Laws of the various gaming regulatory agencies generally serve to protect the public and ensure that gaming related activity is conducted honestly, competitively, and free of corruption.

Various gaming regulatory agencies have issued licenses allowing us to manufacture and/or distribute our products and operate “wide area progressive” systems, also known as WAP systems. We and our key personnel have obtained or applied for all government licenses, permits, registrations, findings of suitability and approvals necessary allowing for the manufacture, distribution, and where permitted, operation of gaming machines in the jurisdictions where we do business. We have never been denied a gaming related license, nor have our licenses been suspended or revoked.

3. Nevada Regulation

The manufacture, sale and distribution of gaming devices in Nevada or for use outside Nevada are subject to the Nevada Gaming Control Act and the regulations of the Nevada Gaming Commission (Commission), and the State Gaming Control Board (GCB), and the local laws, regulations and ordinances of various county and municipal regulatory authorities (collectively referred to as the Nevada gaming authorities). These laws, regulations and ordinances primarily concern the responsibility, financial stability and character of gaming device manufacturers, distributors and operators, as well as persons financially interested or involved in gaming operations. The manufacture, distribution and operation of gaming devices require separate licenses.

The laws, regulations and supervisory procedures of the Nevada gaming authorities seek to (i) prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity, (ii) establish and maintain responsible accounting practices and procedures, (iii) maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada gaming authorities, (iv) prevent cheating and fraudulent practices, and (v) provide a source of state and local revenues through taxation and licensing fees. Changes in these laws, regulations, procedures, and judicial or regulatory interpretations could have an adverse effect on our gaming operations.

Our subsidiary that conducts the manufacturer, sale, and distribution of gaming devices in Nevada or for use outside Nevada, as well as the operation of slot machine routes and other gaming activities in Nevada, is required to be licensed by the Nevada gaming authorities. Our licenses require the periodic payment of fees and taxes and are not transferable. Each type of machine we sell in Nevada must first be approved by the Commission and may require subsequent machine modification. Our gaming subsidiary licensed in Nevada must also report substantially all loans, leases, sales of securities and similar financing transactions to the GCB and the Commission, and/or have them approved by the Commission. We believe we have obtained all required licenses and/or approvals necessary to carry on our business in Nevada.

We are registered with the Commission as a publicly traded corporation and are required periodically to submit detailed financial and operating reports to the Commission and to furnish any other information that the Commission may require. No person may become a stockholder of or receive any percentage of profits from our licensed gaming subsidiaries, without first obtaining licenses and approvals from the Nevada gaming authorities.

Our officers, directors and key employees who are actively engaged in the administration or supervision of gaming and/or directly involved in gaming activities of our licensed gaming subsidiaries may be required to file applications with the Nevada gaming authorities and may be required to be licensed or found suitable by them. Officers, directors and certain key employees of our licensed gaming subsidiaries must file applications with the Nevada gaming authorities and may be required by them to be licensed or found suitable. Our bylaws provide for us to pay all costs of the GCB investigations that are related to our officers, directors or employees.

The Nevada gaming authorities may investigate any individual who has a material relationship or involvement with us, or any of our licensed gaming subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. The Nevada gaming authorities may deny an application for licensure or finding of suitability for any cause deemed reasonable. A finding of suitability is comparable to licensing and both require submission of detailed personal and financial information followed by a thorough background investigation. The applicant for licensing or a finding of suitability must pay all costs of the investigation. We must report changes in licensed positions to the Nevada gaming authorities. The Nevada gaming authorities may disapprove any change in position by one of our officers, directors or key employees, or require us to suspend or dismiss officers, directors or other key employees and sever all relationships with such persons, including those who refuse to file appropriate applications or whom the Nevada gaming authorities find unsuitable to act in such capacities. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

We are required to submit detailed financial and operating reports to the Commission. If it were determined that any Nevada gaming laws were violated by us or any of our licensed gaming subsidiaries, our gaming licenses could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, our licensed gaming subsidiaries and any persons involved may be subject to substantial fines for each separate violation of the Nevada gaming laws at the discretion of the Commission. The Commission also has the power to appoint a supervisor to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor’s appointment could be forfeited to the State of Nevada. The limitation, conditioning or suspension of our gaming licenses or the appointment of a supervisor could (and revocation of our gaming licenses would) materially and adversely affect our gaming operations.

The Commission may require any beneficial holder of our voting securities, regardless of the number of shares owned, to file an application, be investigated, and be found suitable, in which case the applicant would be required to pay all of the costs and fees of the GCB investigation. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership, or trust, it must submit detailed business and financial information including a list of beneficial owners. Any person who acquires more than 5% of our voting securities must report this to the Commission. Any person who becomes a beneficial owner of more than 10% of our voting securities must apply for a finding of suitability within 30 days after the chairman of the GCB mails the written notice requiring this filing.

Under certain circumstances, an Institutional Investor, as this term is defined in the Commission regulations, which acquires more than 10%, but not more than 15%, of our voting securities may apply to the Commission for a waiver of these finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of its business and not for the purpose of causing, directly or indirectly (i) the election of a majority of our board of directors, (ii) any change in our corporate charter, bylaws, management, policies or operations, or (iii) any other action which the Commission finds to be inconsistent with holding our voting securities for investment purposes only. The Commission considers voting on all matters voted on by shareholders and the making of financial and other informational inquiries of the type normally made by securities analysts, and such other activities as the Commission may determine, to be consistent with holding voting securities for investment purposes only. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of the GCB investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Commission or the chairman of the GCB may be found unsuitable. The same restrictions apply to a record owner who fails to identify the beneficial owner, if requested to do so. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond that period of time as may be prescribed by the Commission may be guilty of a criminal offense. We are subject to disciplinary action, and possible loss of our approvals, if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our licensed gaming subsidiaries, we (i) pay that person any dividend or interest upon our voting securities, (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) give remuneration in any form to that person, for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require the unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the Clark County authorities have taken the position that they have the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee

The Commission may, in its discretion, require the holder of any of our debt securities to file an application, be investigated and be found suitable to own any of our debt securities. If the Commission determines that a person is unsuitable to own any of these securities, then pursuant to the Nevada gaming laws, we can be sanctioned, including the loss of our approvals, if without prior Commission approval, we: (i) pay to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognize any voting right by the unsuitable person in connection with these securities; (iii) pay the unsuitable person remuneration in any form; or (iv) make any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada gaming authorities at any time. If any of our securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada gaming authorities. A failure to make this disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Commission has the power at any time to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada gaming laws and the regulations of the Commission. To date, the Commission has not imposed this requirement on us.

We may not make a public offering of our securities without the prior approval of the Commission if the securities or their proceeds are intended to be used to construct, acquire or finance gaming facilities in Nevada, or retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation, or approval by the Commission or the GCB as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

Changes in control of Konami through merger, consolidation, acquisition of assets or stock, management or consulting agreements or any act or conduct by a person whereby he obtains control, may not occur without the prior investigation of the GCB and approval of the Commission. Entities seeking to acquire control of us must satisfy the GCB and the Commission in a variety of stringent standards prior to assuming control. The Commission may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect Nevada gaming licensees, and publicly-traded corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. Nevada’s gaming laws and regulations also require prior approval by the Commission if we were to adopt a plan of recapitalization proposed by our board of directors in opposition to a tender offer made directly to our shareholders for the purpose of acquiring control of us.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the cities and counties where our subsidiaries conduct operations. Depending on the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually. Annual fees are payable to the State of Nevada to renew our licenses as a manufacturer, distributor, and operator of a slot machine route. Nevada gaming law also requires persons providing gaming devices in Nevada to casino customers on a revenue participation basis to pay their proportionate share of the taxes imposed on gaming revenues generated by the participation gaming devices.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively referred to as licensees), and who proposes to participate in the conduct of gaming operations outside of Nevada is required to deposit with the GCB, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the GCB of the licensee’s participation in foreign gaming. This revolving fund is subject to increase or decrease at the discretion of the Commission. As a licensee, we are required to comply with certain reporting requirements imposed by the Nevada gaming laws. We are also subject to disciplinary action by the Commission if we knowingly violate any laws of the foreign jurisdiction pertaining to our foreign gaming operation, fail to conduct our foreign gaming operations in accordance with the standards of honesty and integrity required of Nevada gaming operations engage in any activity or enter into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada, engage in any activity or enter into any association that interferes with the ability of the State of Nevada to collect gaming taxes and fees, or employ, contract with or associate with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability, or who has been found guilty of cheating at gambling.

4. Other Jurisdictions

Each of the other jurisdictions in which we do business requires various licenses, permits and approvals in connection with the manufacture and/or distribution of gaming devices typically involving restrictions similar in many respects to those of Nevada.

5. Federal United States Registration

The Federal Gambling Devices Act of 1962 (the Act) makes it unlawful for a person to manufacture, transport, or receive gaming machines, gaming devices or components across interstate lines unless that person has first registered with the Attorney General of the US Department of Justice. We are so registered and must renew our registration annually. In addition, gambling device identification and record keeping requirements are imposed by the Act. Violation of the Act may result in seizure and forfeiture of the equipment, as well as other penalties. We have complied with the registration requirements of the Act.

6. Native American Gaming Regulation

Gaming on Native American lands is governed by federal law, tribal-state compacts, and tribal gaming regulations. The Indian Gaming Regulatory Act of 1988, or the IGRA, provides the framework for federal and state control over all gaming on Native American lands and is administered by the National Indian Gaming Commission, or the NIGC, and the Secretary of the US Department of the Interior. IGRA requires that the tribe and the state enter into a written agreement, a tribal-state compact, which governs the terms of the gaming activities. Tribal-state compacts vary from state-to-state and in many cases require equipment manufacturers and/or distributors to meet ongoing registration and licensing requirements. In addition, tribal gaming commissions have been established by many Native American tribes to regulate gaming related activity on Indian lands. We manufacture and supply gaming equipment to Native American tribes who have negotiated compacts with their state and have received federal approval. As of June 30, 2002, we are authorized to sell gaming machines and components to Native American casinos in eight states.

7. International Regulation

Certain foreign countries permit the importation, sale and operation of gaming equipment in casino and non-casino environments. Some countries prohibit or restrict the payout feature of the traditional slot machine or limit the operation and the number of slot machines to a controlled number of casinos or casino-like locations. Each gaming machine must comply with the individual country’s regulations. Certain jurisdictions require the licensing of gaming machine operators and manufacturers.

We manufacture and supply gaming equipment to various international markets including Australia, Canada, Malaysia and New Zealand. We have obtained the required licenses to manufacture and distribute our products in the various foreign jurisdictions where we do business.

5. Research and Development

We are engaged in vigorous development and production activities aimed at boldly forging new genres and building increasingly stronger and more distinctive products in existing genres.

Development and production activities are now being advanced by the production divisions at the Computer & Video Games, Toy & Hobby, Amusement, and Gaming business segments, as well as at the production divisions operated by each of our subsidiaries. Approximately 1,900 staffers are involved in development and production work throughout the entire Group–a number equivalent to about 44% of all Konami employees.

For the fiscal year under review, Group-wide expenditure for development and production operations totaled ¥21,955 million.

The following summarizes the performance results and expenditure for development and production in each business segment for the fiscal year under review.

(1) Computer & Video Games Business

Konami Computer Entertainment Osaka, Inc., Konami Computer Entertainment Tokyo, Inc., Konami Computer Entertainment Japan, Inc., and several other production subsidiaries play the focal role in this business segment, which concentrates on the production of consumer software for the PlayStation 2, Nintendo GameCube, Game Boy Advance, and other game machines.

The foremost results for this segment during the fiscal year under review were the WORLD SOCCER WINNING ELEVEN 6, WORLD SOCCER WINNING ELEVEN 6: Final Evolution, and the Yu-Gi-Oh! series marketed in both Japan and the U.S. The segment spent ¥14,597 million for development and production in the course of the year.

(2) Exercise Entertainment Business

Konami Sports Life Corporation is the core enterprise in this segment, which works to fuse our know-how in producing entertainment content with the expertise of Konami Sports Corporation concerning health development. The result is the development and production of health and beauty related products based on original concepts, as well as fitness machines for sports clubs that integrate the functions of “exercise” and “entertainment” in new ways.

Foremost among the highlights for the year was the production of “Martialbeat 2,” a martial arts fitness action game bundled with the first physical-strength-measurement application ever to be provided with such a product. This segment spent ¥247 million for development and production during the year.

(3) Toy & Hobby Business

With Konami Corporation at the focus, this segment creates card games, new toys, the MICROiR series, and other products.

Foremost among the highlights for the year included three titles from the MICROiR series: DigiQ Train, Combat DigiQ, and DigiQ Formula. Development and production expenditure for this segment totaled ¥2,169 million for the year.

(4) Amusement Business

With Konami Corporation at the focus, this segment creates “e-AMUSEMENT” products and other commercial-use game machines, as well as peripheral equipment for game software. The leading achievements over the year under review were MAH-JONG FIGHT CLUB, WORLD SOCCER WINNING ELEVEN ARCADE STYLE, the World Combat marksmanship game, and three titles from the music game series, Pop’n Music, GUITARFREAKS and drummania.

The highlight achievement among the token-operated games was the creation of Oval Arena, a new large token-operated bingo machine with a player match up function.

This segment spent a total of ¥4,087 million for development and production during the year under review.

(5) Gaming Business

The key members of this segment, Konami Corporation, Konami Australia Pty Ltd. and Konami Gaming Inc., work to create and manufacture cutting-edge gaming machines.

The biggest creative achievements of this segment over the year under review included the standalone progressive WILD FIRE and ReNeA, a new gaming machine designed to create an innovative experience by combining stepper reels with a video image.

This segment spent a total of ¥855 million for development and production during the year under review.

Section 3. Facilities

1. Summary of Capital Expenditures

Capital expenditures of the Konami Group for the current fiscal year amounted to 17,919 million yen (including the construction-in-progress account and intangible fixed assets), most of which went into the Exercise Entertainment Business.

Capital expenditures in the Exercise Entertainment Business amounted to ¥6,868 million, which consisted mainly of the acquisition of Konami Athletics Inc. and funds for the opening of fitness clubs.

There has been no disposal or sale of significant facilities during the current fiscal year.

(Note) Figures reported under “No. 3 Facilities” do not include consumption taxes.

2. Principal Facilities

Principal facilities of the Konami Group are as follows.

(1)	Reporting Companies

			As of March 31, 2003
			Book value (Millions of yen)
Name of business division (Location)	Business segments	Types of operation	Buildings & structures	Tools and fixtures	Real estate (area m2)	Others	Total	Number of employees
Headquarters (Chiyoda-ku, Tokyo)	Whole company	Management	227	809	—	528	1,564	223

Computer & Video Games Business Division (Chiyoda-ku, Tokyo)	Computer & Video Games Business	Marketing, Management	13	61	—	101	175	39

Toy & Hobby Business Division (Shibuya-ku, Tokyo)	Toy & Hobby Business	Production, Marketing, Management	22	557	—	25	604	76

Amusement Business Division (Shinjuku-ku, Tokyo)	Amusement Business	Production, Marketing, Management	4	32	—	22	58	118

Amusement Business Division West (Nishi-ku, Kobe City)	Amusement Business	Production, Manufacturing, Management	1,879	46	1,169 (22,925)	26	3,120	162

Amusement Business Division East (Zama City, Kanagawa Prefecture)	Amusement Business	Production, Manufacturing, Management	1,624	71	990 (6,480)	44	2,729	154

Gaming Business Division (Zama City, Kanagawa Prefecture)	Gaming Business	Production, Marketing, Management	—	33	—	22	55	71

Notes:
1.	“Others” under Book Value includes the construction-in-progress account and intangible fixed assets.
2.	The Headquarters, Computer & Video Games Business Division, Toy & Hobby Business Division, and Amusement Business Division all rent their buildings, and their annual rental fees amount to 366 million yen, 102 million yen, 125 million yen, and 154 million yen, respectively.

(2)	Domestic Subsidiaries

				As of March 31, 2003
				Book value (Millions of yen)
Name of company	Name of business division (Location)	Business segments	Types of operation	Buildings & structures	Tools and fixtures	Real estate (area m2)	Others	Total	Number of employees
Konami Computer Entertainment Osaka, Inc.	Headquarters (Kita-ku, Osaka City)	Computer & Video Games Business	Production, Marketing, Management	70	265	—	183	518	283

Konami Computer Entertainment Tokyo, Inc.	Headquarters (Chuo-ku, Tokyo)	Computer & Video Games Business	Production, Marketing, Management	120	294	—	95	509	305

Konami Computer Entertainment Japan, Inc.	Headquarters (Shibuya-ku, Tokyo)	Computer & Video Games Business	Production, Marketing, Management	51	289	—	48	388	215

Konami Sports Corporation	Outlet in Ginza and 198 others.	Exercise Entertainment Business	Sports Club	15,836	4,635	1,661 (8,925)	3,455	25,587	1,129

Konami Real Estate,Inc.	Shinjuku-ku, Tokyo, etc.	Other Businesses	Leasing of Housing	516	57	518 (5,758)	1	1,092	—

Konami Real Estate,Inc.	Leadership Development Center (Nasu-gun, Tochigi Prefecture)	Other Businesses	Facility for Nurturing Leaderships	2,014	3	1,930 (460,640)	11	3,958	—

Konami Real Estate,Inc.	Shinagawa-ku, Tokyo, etc.	Other Businesses	Leasing of Offices	2,409	24	5,154 (11,595)	1	7,588	4

Notes:

1.	“Others” under Book Value includes the construction-in-progress account and intangible fixed assets.
2.	The headquarters of Konami Computer Entertainment Osaka, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc. all rent their buildings, and their annual rental fees amount to 372 million yen, 322 million yen and 279 million yen, respectively.
3.	Konami Sports Corporation rents its outlet shops, offices, etc., and its annual rental fee amounts to 14,327 million yen.

(3)	Overseas Subsidiaries

				As of March 31, 2003
				Book value (Millions of yen)
Name of company	Name of business division (Location)	Business segments	Types of operation	Buildings & structures	Tools and fixtures	Real estate (area m2)	Others	Total	Number of employees
Konami of America, Inc.	Headquarters & others (California and others in U.S.A.)	Computer & Video Games Business Toy & Hobby Business Amusement Business	Marketing, Management	12	107	—	53	172	86

Konami of Europe GmbH	Headquarters (Frankfurt, Germany)	Computer & Video Games Business Toy & Hobby Business	Marketing, Management	11	90	—	53	154	74

Konami Marketing Europe Ltd.	Headquarters (London, United Kingdom)	Amusement Business	Marketing, Management	310	5	56 (3,440)	—	371	15

Notes:
1.	“Others” under Book Value includes the construction-in-progress account and intangible fixed assets.
2.	Konami of America, Inc. rents its headquarters buildings, etc., and its annual rental fee amounts to 135 million yen.
3.	Konami of Europe GmbH rents its headquarters buildings, etc., and its annual rental fee amounts to 69 million yen.

3. Plans for Constructing New Facilities, Disposals

Not applicable.

Section 4. Conditions of Reporting Company

1. Condition of Shares, etc.

(1)	Total Number of Shares

(i)	Number of Shares Authorized

Class	Total number of shares authorized to be issued by the Company (shares)
Common Stock	450,000,000

Total	450,000,000

(ii)	Number of Shares Outstanding

Class	Number of shares outstanding at the end of the fiscal year (shares) (March 31, 2003)	Number of shares outstanding at the filing date (shares) (June 20, 2003)	Stock exchanges or securities dealers’ associations to which shares are listed or registered	Details
Common Stock	128,737,566	128,737,566	Tokyo Stock Exchange (First Section) New York Stock Exchange London Stock Exchange Singapore Stock Exchange	—

Total	128,737,566	128,737,566	—	—

Note:	With respect to overseas stock exchanges, the underlying shares are listed in London and Singapore, and the depositary shares are listed in New York.

(2)	Condition of Stock Acquisition Rights, etc.

Stock acquisition rights granted pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code are as follows:

By resolution at the ordinary general meeting of shareholders as of June 20, 2002.

	End of fiscal year (March 31, 2003)		End of month before filing date (May 31, 2003)
Number of stock acquisition rights (rights)		17,879	Same as on the left

Class of shares subject to stock acquisition rights	Common Stock		Same as on the left

Number of shares subject to stock acquisition rights (shares)		1,787,900	Same as on the left

Amount paid at exercise of stock acquisition rights (yen)		364,000	Same as on the left

Period for exercise of stock acquisition rights	From July 1, 2004 to June 30, 2007		Same as on the left

Issue price and capitalized amount of shares issued upon exercise of stock acquisition rights (yen)	Issue price Capitalized amount per share	3,640 1,820	“Same as on the left

Terms and conditions of exercise of stock acquisition rights	No stock acquisition right may be partially exercised.		Same as on the left

Matters related to the transfer of stock acquisition rights	The transfer of stock acquisition rights requires the approval of the Board of Directors.		Same as on the left

(3)	Changes in Total Number of Shares Outstanding, Shareholders’ Equity, etc.

Date	Increase or decrease in total number of outstanding shares (thousands)		Balance of total number of outstanding shares (thousands)	Increase or decrease in shareholders’ equity (millions of yen)	Balance of shareholders’ equity (millions of yen)	Increase or decrease of additional paid-in capital (millions of yen)	Balance of additional paid-in capital (millions of yen)
March 31, 1999	(Note 1) (Note 2)	623 36	36,069	939 54	13,014	939 62	12,726

May 20, 1999	(Note 3)	18,034	54,104	—	13,014	—	12,726

March 31, 2000	(Note 4) (Note 5)	2,671 93	56,868	2,684 94	15,793	2,682 107	15,516

May 19, 2000	(Note 6)	56,868	113,737	—	15,793	—	15,516

March 23, 2001	(Note 7)	15,000	128,737	31,605	47,398	31,590	47,106

Notes:

1.	Increased due to conversions of convertible bonds (from April 1, 1998 to March 31, 1999)
2.	Increased due to exercises of stock acquisition rights (from April 1, 1998 to March 31, 1999)
3.	Increased due to stock splits (1.5-for-1 stock split)
4.	Increased due to conversions of convertible bonds (from April 1, 1999 to March 31, 2000)
5.	Increased due to exercises of stock acquisition rights (from April 1, 1999 to March 31, 2000)
6.	Increased due to stock splits (2-for-1 stock split)
7.	Capital increase through a public offering (Issue price, 4,380 Yen; capitalized amount, 31,605 million Yen)

(4)	Composition of Shareholders

	As of March 31, 2003
	Condition of Shares (100 Shares per Unit)
	Governments and Local Governments	Financial Institutions	Securities Companies	Other Corporations	Foreign Corporations, etc.	Individuals among Foreign Corporations, etc.	Individuals, Others	Total	Shares Less Than One Unit (shares)
Number of shareholders	—	104	68	356	340	22	49,936	50,804	—
Number of shares held (units)	—	419,517	25,550	211,916	342,284	62	287,636	1,286,903	47,266
Percentage of shares held (%)	—	32.60	1.98	16.47	26.60	0.00	22.35	100.00	—

Notes:

1.	The 8,253,191 shares of the treasury stocks shown above include 82,531 units in “Individuals, Others” and 91 shares in “Shares Less Than One Unit.”
2.	The column for “Other Corporations” includes 65 units of shares registered in the name of the Japan Securities Depositary Center.

(5)	Condition of Principal Shareholders

		As of March 31, 2003
Name or trade name	Address	Number of shares (Thousands)	Percentage of total outstanding shares held (%)
Kozuki Holding B.V.	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	13,530	10.50

Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo	9,487	7.36

Kozuki Capital Corporation	1-11-9-3104, Tsukuda, Chuo-ku, Tokyo	7,000	5.43

The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	6,959	5.40

Kozuki Foundation for Advanced Information Technology	1-14-5-602, Akasaka, Minato-ku, Tokyo	5,880	4.56

Sumitomo Mitsui Banking Corporation	1-1-2, Yurakucho, Chiyoda-ku, Tokyo	4,584	3.56

Kozuki Foundation for Sports and Athletes	1-2-7, Kita Aoyama, Minato-ku, Tokyo	4,120	3.20

Kozuki Foundation for Higher Education	7-3-2, Nakamachi, Minatojima, Chuo-ku, Kobe	3,194	2.48

UFJ Trust Bank Limited (Trust Account A)	1-4-3, Marunouchi, Chiyoda-ku, Tokyo	2,533	1.96

Lehman Brothers, Inc., Tokyo Branch	1-12-32, Akasaka, Minato-ku, Tokyo	1,752	1.36

Total	—	59,041	45.86

Note: Konami Corporation holds a total of 8,253 thousand shares.

(6)	Condition of Voting Rights

(i)	Shares Outstanding

	As of March 31, 2003
Classification	Number of shares (shares)		Number of voting rights (rights)	Details
Nonvoting shares		—	—	—

Restricted voting shares (treasury stock, etc.)		—	—	—

Restricted voting shares (other)		—	—	—

Whole voting shares (treasury stock, etc.)	Common Stock	8,253,100	—	—

Whole voting shares (other)	Common Stock	120,437,200	1,204,307	—

Shares less than one unit	Common Stock	47,266	—	—

Total number of outstanding shares		128,737,566	—	—

Voting rights of total shareholders		—	1,204,307	—

Notes:
1.	While the common stocks described in the column for “Whole voting shares (other)” include 6,500 shares registered in the name of the Japan Securities Depositary Center, the column for the number of voting rights thereof does not include 65 of the voting rights in the same name.
2.	The common stocks described in the column for “Shares less than one unit” include 91 of the treasury stocks held by the Company.

(ii)	Treasury Stock, etc.

		As of March 31, 2003
Name or trade name of holder	Address of holder	Number of shares held as treasury stocks (shares)	Number of shares held in name of other person (shares)	Total number of shares (shares)	Percentage of total outstanding shares held (%)
Konami Corporation	2-4-1, Marunouchi, Chiyoda-ku, Tokyo	8,253,100	—	8,253,100	6.41

Total	—	8,253,100	—	8,253,100	6.41

(7)	Details of Stock Option Plan

The Company has adopted a stock option plan under which stock acquisition rights shall be granted pursuant to the provisions of Article 280-21 of the Commercial Code.

Pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code, a special resolution was adopted at the ordinary general meeting of shareholders of the Company held on June 20, 2002 to the effect that the Company would grant stock acquisition rights to the Directors and employees of the Company in service at the closing of the 30th ordinary general meeting of shareholders held on June 20, 2002 and to the directors and employees of subsidiaries of the Company in service at such date under specially favorable conditions under this plan.

Details of this plan are set forth below:

Date of resolution	June 20, 2002
Classification and number of persons subject to grant of stock acquisition rights	9 Directors of the Company, 318 employees of the Company, 17 directors of subsidiaries of the Company, and 283 employees of subsidiaries of the Company.

Class of shares subject to stock acquisition rights	Common Stock

Number of shares	1,787,900 shares

Amount paid at exercise of stock acquisition rights	364,000 Yen (Note)

Period for exercise of stock acquisition rights	From July 1, 2004 to June 30, 2007

Terms and conditions of exercise of stock acquisition rights	No stock acquisition may be partially exercised.

Matters relating to the transfer of stock acquisition rights	The transfer of any stock acquisition right requires the approval of the Board of Directors.

Note:	If the Company splits or consolidates stocks after the grant of stock acquisition rights, the amount paid upon the exercise of the stock acquisition rights will be subject to adjustment in accordance with the formula described below at the effective time of the relevant event. Any amount below 1 Yen resulting from such adjustment will be rounded up to the nearest 1 Yen.

Amount Paid after Adjustment	=	Amount Paid before Adjustment	×	1 Ratio of Sprit or Consolidation of Stocks

Or, if the Company issues new stocks or disposes the treasury stocks for a consideration less than the fair value after the grant of stock acquisition rights, the amount paid upon the exercise of the stock acquisition rights will be subject to adjustment in accordance with the formula described below, and any amount below 1 Yen resulting from such adjustment will be rounded up to the nearest 1 Yen.

				Number of Issued Stocks		Number of Newly Issued (Disposed) Stocks	×	Amounts Paid per Share
+
Amount Paid after Adjustment	=	Amount Paid before Adjustment	×			Fair Value per Stock

Number of Issued Stocks + Number of Newly Issued (Disposed) Stocks

2. Condition of Acquisition of Treasury Stock

(1)	Condition of Purchase, etc. of Treasury Stocks by Resolution at Ordinary General Meeting of Shareholders, Purchase, etc. of Treasury Stocks from Subsidiaries, or Purchase, etc. of Treasury Stocks for Cancellation Due to a Difference Resulting from Reevaluation

(i)	Condition of Acquisition, etc. of Treasury Stocks during Previous Resolution Period

a. Class of Shares: Common Stock

(a) Condition of Purchase by Resolution at Ordinary General Meeting of Shareholders

	As of June 19, 2003
	Number of shares (shares)	Total value (Yen)
State of resolution at ordinary general meeting of shareholders (resolution on June 20, 2002)	9,000,000	26,000,000,000
Treasury stocks acquired during previous resolution period	1,989,900	5,134,603,000
Total number and total value of remaining authorized stocks	7,010,100	20,865,397,000
Percentage of unexercised shares (%)	77.9	80.3

Note:

1.	The number of authorized stocks above comprised 7.0% of the total number of outstanding stocks as of the date of closing of the previous ordinary general meeting of shareholders.
2.	Reason that the percentage of unexercised shares is more than 50%.

As a result of the purchase based on the comprehensive analysis of financial condition and market trend, etc., the percentage of unexercised shares became more than 50%.

(b) Condition of Purchase from Subsidiaries

Not applicable.

(c) Condition of Purchase for Cancellation Due to Difference Resulting from Reevaluation

Not applicable.

(d) Condition of Disposal of Treasury Stocks

As of June 19, 2003
	Number of shares disposed, cancelled or transferred (shares)	Total of disposal value (Yen)
Treasury stocks disposed by applying mutatis mutandis procedures for the issuance of new shares	—	—
Acquired treasury stocks which are cancelled	—	—
Transfer of acquired treasury stocks for amalgamation, exchange of stocks or corporate division	—	—
Acquired treasury stocks cancelled due to a difference resulting from reevaluation	—	—

(e) Condition of Treasury Stock Holdings

As of June 19, 2003
Description	Number of shares (shares)
Number of treasury stocks held	1,989,900
Number of holding treasury stocks held which are cancelled due to a difference resulting from reevaluation	—

(ii)	Condition of Resolution for Acquisition of Treasury Stocks at Ordinary General Meeting of Shareholders

Not applicable.

(2)	Condition of Purchase, etc. of Treasury Stocks for Capital Deduction, Cancellation by Profits in accordance with the Provisions of the Articles of Incorporation, or Cancellation of Redeemable Shares

(i)	Condition of Purchase, etc. of Treasury Stock during Previous Resolution Period

Not applicable.

(ii)	Condition, etc. of Resolution for Acquisition of Treasury Stocks at Current Ordinary General Meeting of Shareholders

Not applicable.

3. Dividend Policy

The Company believes that stable dividends and increasing corporate value are the most important elements of returning profits to shareholders.

Retained earning will be used to invest in potentially profitable business fields in order to enhance the competitiveness and ongoing growth of the Company in the future.

Further, the date of resolution of the Board of Directors for the 31st interim dividends (distribution of moneys in accordance with Article 293-5, Paragraph 1 of the Commercial Code) shall be November 28, 2002.

4. Stock Price Trend

(1)	Highest and Lowest Stock Prices Each Fiscal Year for the Last 5 Years

	Years ended March 31,
	1999 (27th term)		2000 (28th term)		2001 (29th term)	2002 (30th term)	2003 (31st term)
Highest (Yen)	(Note 2)	5,930 4,600	(Note 2)	23,500 7,620	10,060	6,760	3,510

Lowest (Yen)	(Note 2)	2,740 3,500	(Note 2)	3,800 6,300	4,250	2,340	1,722

Notes:

1.	Prices in the Tokyo Stock Exchange (First Section).
2.	These figures show ex-rights prices due to stock splits.

(2)	Highest and Lowest Stock Prices Each Month for the Last 6 months

Month	October 2002	November 2002	December 2002	January 2003	February 2003	March 2003
Highest (Yen)	3,200	3,260	3,220	2,820	2,740	2,400

Lowest (Yen)	2,715	2,660	2,555	2,420	2,370	1,722

Note: Prices in the Tokyo Stock Exchange (First Section).

5. Condition of Directors and Corporate Officers

Title	Position	Name	Date of birth	Biography		Number of holding shares (thousands)
Representative Director	Chairman of the Board, President and Chief Executive Officer	Kagemasa Kozuki	November 12, 1940	March 1966	Graduated from the Department of Economics, Kansai University.	81
				March 1969	Founded Konami Industry (private management).
				March 1973	Established Konami Industry Co., Ltd. (currently known as Konami Corporation) with a capital of 1 Million Yen.
				March 1974	Became the Representative Director and President.
				June 1987	Became the Representative Director and Chairman.
				June 1994	Became (and currently serves as) the Chairman, President and the Chief Executive Officer.

Representative Director	Vice Chairman	Kagehiko Kozuki	March 7, 1944	March 1962	Graduated from the Kinki University Senior High School.	26
				December 1983	Joined the Company and served as the Manager of Production Control Department.
				May 1984	Became the Director.
				August 1990	Became the Executive Director.
				May 1991	Became the Senior Executive Director.
				June 1997	Became the Director and Vice Chairman.
				November 1997	Became (and currently serves as) the Representative Director and President of Konami Corporation of Europe B.V.
				March 1998	Became (and currently serves as) the Representative Director and Vice Chairman.
				May 1998	Became (and currently serves as) the Representative Director and President of Konami Asia (Singapore) Pte. Ltd.
				May 2003	Became (and currently serves as) the Representative Director and Chairman of Konami Marketing Japan, Inc.

Title	Position	Name	Date of birth	Biography		Number of holding shares (thousands)
Representative Director	Executive Vice President and Chief Financial Officer	Noriaki Yamaguchi	January 26, 1944	March 1966	Graduated from the Faculty of Law of Kyoto University.	10
				June 1994	Joined the Company and served as adviser. He became the Executive Director. Also became the General Manager of the International Division.
				July 1995	Became the General Manager of the Control Division.
				February 1996	Became the General Manager of the Financial Division.
				June 2000	Became the Director and also became the Executive Corporate Officer.
				June 2001	Became the Representative Director.
				January 2003	Became (and currently serves as) the Executive Vice President and CFO.

Title	Position	Name	Date of birth	Biography		Number of holding shares (thousands)
Director	Executive Corporate Officer, and General Manager of Corporate Planning Division	Toshiro Tateno	August 12, 1957	March 1980	Graduated from the School of Political Science & Economics, Waseda University.	8
				April 1994	Joined the Company.
				February 1995	Became the chief of Corporate Planning Office.
				February 1996	Became the General Manager of Planning Division.
				June 1996	Became the Director.
				March 1998	Became the Executive Director.
				November 1999	Became (and currently serves as) the General Manager of Corporate Planning Division.
				June 2000	Became (and currently serves as) the Director and also the Executive Corporate Officer.

Director	—	Tomokazu Godai	October 6, 1939	March 1962	Graduated from the Faculty of Business and Commerce, Keio University.	6
				June 1975	Became (and currently serves as) the representative director and president of Maya Shoji, K.K. (currently known as Mayatec Co., Ltd.).
				May 1992	Became (and currently serves as) the Director of the Company.
				December 1999	Became (and currently serves as) the representative director and president of Santetsu Engineering Inc.

Director	—	Satoshi Akagi	January 1, 1928	March 1952	Graduated from Literature Department No. 3 of Okazaki Senior Teachers’ School, Nagoya University.	0
				April 1983	Became associate superintendent of Hyogo Prefectural Boards of Education.
				March 2000	Became (and currently serves as) a board member of Kozuki Foundation for Advanced Information Technology.
				June 2000	Became (and currently serves as) the Director of the Company.

Title	Position	Name	Date of birth	Biography		Number of holding shares (thousands)
Director	—	Hiroyuki Mizuno	April 20, 1929	March 1952	Graduated from Faculty of Physics, Department of Physics, Kyoto University.	2
				June 1990	Became the vice president of Matsushita Electric Industrial Co., Ltd.
				August 1994	Became the advising professor of Stanford University.
				April 2001	Became (and currently serves as) the vice president of Kochi University of Technology.
				June 2001	Became (and currently serves as) the Director of the Company.

Director	—	Tsutomu Takeda	May 13, 1937	March 1961	Graduated from the School of Letters, Arts and Sciences I, Waseda University.	—
				March 1996	Became the representative director and president of Asatsu Inc. (currently known as ASATU-DK INC.)
				September 2001	Became the director and adviser of the above-mentioned company.
				April 2002	Became the adviser of such company.
				June 2003	Became (and currently serves as) the Director of the Company.

Title	Position	Name	Date of birth	Biography		Number of holding shares (thousands)
Standing Corporate Auditor	—	Noboru Onuma	January 1, 1948	March 1970	Graduated from the School of Political Science & Economics, Waseda University.	0
				April 1970	Joined Mitsui Bank (currently known as Sumitomo Mitsui Banking Corporation)
				April 1998	Became the Fukuoka branch manager of the said bank.
				April 1999	Became the director of the said bank.
				June 1999	Became (and currently serves as) the Standing Corporate Auditor of the Company.

Standing Corporate Auditor	—	Tetsuro Yamamoto	December 23, 1948	March 1972	Graduated from Faculty of Economics, The University of Tokyo.	0
				April 1972	Joined The Mitsubishi Bank Limited (currently known as The Bank of Tokyo-Mitsubishi, Ltd.).
				May 1997	Became the branch manager of Shinbashi Ekimae Branch of the said bank.
				April 1999	Became the director of the said bank.
				July 1999	Became the director of Tokyo-Mitsubishi Securities Co., Ltd.
				June 2000	Became (and currently serve as) the Standing Corporate Auditor of the Company.

Title	Position	Name	Date of birth	Biography		Number of holding shares (thousands)
Corporate Auditor	—	Minoru Nagaoka	May 16, 1924	November 1947	Graduated from the Faculty of Law, The Tokyo Imperial University.	0
				July 1979	Became the Administrative Vice-Minister for Finance.
				November 1988	Became the president of the Tokyo Stock Exchange.
				October 1993	Became a member of the National Public Safety Commission.
				July 1999	Became (and currently serves as) the president of the Capital Markets Research Institute.
				June 200	Became (and currently serves as) the Corporate Auditor of the Company.
Corporate Auditor	—	Masataka Imaizumi	March 3, 1926	March 1948	Graduated from the Faculty of Law, The Tokyo Imperial University.	0
				May 1965	Became the Kochi Prefectural Police Chief.
				February 1980	Became the Tokyo Metropolitan Police Commissioner.
				June 1995	Became the president of the Japan Traffic Safety Association.
				June 2000	Became (and currently serves as) the chairman of Zenkoku Keiyu Rengokai.
				June 2000	Became (and currently serves as) the Corporate Auditor of the Company.

					Total	140

Note:
1.	4 auditors: Mr. Noboru Onuma, Mr. Tetsuro Yamamoto, Mr. Minoru Nagaoka and Mr. Masataka Imaizumi, are the outside auditors defined in Article 18, Paragraph 1 of the Law for Special Exceptions to Commercial Code Concerning Audit, etc. of Stock Company.
2.	Mr. Kagehiko Kozuki, the Vice Chairman is the younger brother by blood of Mr. Kagemasa Kozuki, the Chairman of the Board, President and Chief Executive Officer.
3.	The Company has adopted the executive officer system in order to invigorate the Board of Directors by separating decision-making and supervision from execution thereof. There are 9 executive officers who are not the Directors of the Company as set forth below.

Title	Name	Date of Birth	Biography
Executive Corporate Officer in Charge of Computer & Video Games Business	Kazumi Kitaue	February 20, 1957	March 1981	Graduated from the Faculty of Engineering, Osaka Electro-Communication University.
			April 1981	Joined the Company.
			June 1996	Became the Director.
			March 1998	Became the Executive Director.
			January 2000	Became (and currently serves as) the General Manager of CS Business (currently known as Computer & Video Games Business) .
			June 2000	Became the Director and became (and currently serves as) the Executive Corporate Officer.

Executive Corporate Officer in Charge of Amusement Business, Exercise Entertainment Business and IT Management	Fumiaki Tanaka	March 10, 1961	March 1981	Graduated from Osaka Electronics College.
			April 1981	Joined the Company.
			June 1996	Became the Director.
			March 1998	Became the Executive Director.
			March 2002	Became (and currently serves as) the General Manager of AM Business (currently known as Amusement Business).
			June 2000	Became the Director and became (and currently serves as) the Executive Corporate Officer.
			November 2002	Became (and currently serves as) the General Manager of IT Management.
			December 2002	Became (and currently serves as) the Representative Director and Chairman of Konami Sports Life Corporation.

Executive Corporate Officer in Charge of Toy & Hobby Business	Akihiko Nagata	January 19, 1959	March 1981	Graduated from the Faculty of Engineering, Osaka Electro-Communication University
			April 1981	Joined the Company.
			June 1996	Became the Director.
			March 1998	Became the Executive Director.
			January 2000	Became (and currently serves as) the General Manager of CP Business (currently known as Toy & Hobby Business).
			June 2000	Became the Director and became (and currently serves as) the Executive Corporate Officer.

Title	Name	Date of Birth	Biography
Executive Corporate Officer in Charge of Gaming Business	Shuji Kido	October 9, 1947	March 1970	Graduated from the Faculty of Engineering, Kumamoto University.
			October 1986	Joined the Company.
			June 1996	Became the Director.
			March 1998	Became the Executive Director.
			January 2000	Became (and currently serves as) the General Manager of GM Business (currently known as Gaming Business).
			June 2000	Became the Director and became (and currently serves as) the Executive Corporate Officer.

Corporate Officer in Charge of Intellectual Property	Shigeo Niwa	September 20, 1948	March 1971	Graduated from the Faculty of Law, Kyoto University.
			February 2000	Joined the Company and became (and currently serves as) the Manager of the Legal Department.
			January 2003	Became (and currently serves as) the Corporate Officer.
He also became (and currently serves as) the General Manager of Intellectual Property.

Corporate Officer in Charge of Finance and Accounting	Osamu Kishima	October 2, 1957	March 1981	Graduated from the Faculty of Economics, Osaka University.
			September 1998	Joined the Company and became (and currently serves as) the Manager of Financial Department.
			January 2003	Became (and currently serves as) the Corporate Officer.
He also became (and currently serves as) the General Manager of Finance and Accounting.

Corporate Officer in Charge of Administration	Shinichi Furukawa	February 18, 1960	March 1982	Graduated from the Faculty of Science and Engineering., Kinki University
			April 1982	Joined the Company.
			June 1996	Became the Director.
			August 2000	Became (and currently serves as) the Executive Officer and also person in charge of domestic sales.
			September 2000	Became the representative director and president of Konami Marketing Japan, Inc.
			January 2003	Became (and currently serves as) the General Manager of Administration.

Title	Name	Date of Birth	Biography
Corporate Officer in Charge of Human Resources	Kimihiko Higashio	September 24, 1959	March 1986	Completed the major of the electronic engineering at the Graduate School of Engineering, Okayama University.
			January 1998	Joined the Company.
			January 2000	Became (and currently serves as) the Corporate Officer.
Also became the representative of Kansai area.
			May 2003	Became (and currently serves as) the General Manager of Human Resources.

Corporate Officer in Charge of Secretary Office	Seiji Ito	May 3, 1943	March 1966	Graduated from the Faculty of Economics, Rikkyo University.
			April 2000	Joined the Company.
			April 2000	Became (and currently serves as) the Corporate Officer. He also became (and currently serves as) the Manager of Secretary Office.

Section 5. Condition of Accounting

1. Method Used to Prepare Consolidated Financial Statements and Financial Statements

(1)	The Company’s consolidated financial statements for the previous fiscal year (from April 1, 2001 to March 31, 2002) were prepared in accordance with the “Regulations Concerning Terminology, Forms and Methods of Preparation of Consolidated Financial Statements” (Ministerial Ordinance No. 28, issued by the Ministry of Finance in 1976, hereinafter referred to as the “Consolidated Financial Statements Regulations”). The consolidated financial statements for the current fiscal year (from April 1, 2002 to March 31, 2003) were prepared in accordance with the terminology, forms and methods of preparation required for issuance of American Depositary Receipts pursuant to the provisions of Article 87 of the revised Consolidated Financial Statements Regulations, i.e., the auditing standards generally accepted in the United States of America.

 Provided that the amounts described in consolidated financial statements are rounded to the nearest million.

(2)	The Company’s financial statements are prepared in accordance with the “Regulations Concerning Terminology, Forms and Methods of Preparation of Financial Statements, etc.” (Ministerial Ordinance No. 59 issued by the Ministry of Finance in 1963, hereinafter referred to as the “Financial Statements Regulations”). Provided that the financial statements for the previous fiscal year (from April 1, 2001 to March 31, 2002) were prepared in accordance with the Financial Statements Regulations before revision thereof and those for the current fiscal year (from April 1, 2002 to March 31, 2003) were prepared in accordance with the Financial Statements Regulations after revision thereof.

 Provided that the amounts described in these financial statements less than million are rounded down.

2. Certification of Audit

Pursuant to the provisions of Article 193-2 of the Securities Exchange Law, the Company is subject to audit by Asahi & Co. with respect to the consolidated financial statements for the previous fiscal year (from April 1, 2001 to March 31, 2002) and for the current fiscal year (from April 1, 2002 to March 31, 2003) and the financial statements for the previous fiscal year (from April 1, 2001 to March 31, 2002) and for the current fiscal year (from April 1, 2002 to March 31, 2003).

1. Consolidated Financial Statements

(1)	Consolidated Financial Statements (Japanese GAAP)

    For the year ended March 31, 2002

(i) Consolidated Balance Sheets

	March 31, 2002
		Component Ratio
	(Millions of yen)
ASSETS:
I Current Assets	¥142,132	49.0%
Cash and cash equivalents	75,769
Trade notes and accounts receivable (Note 3)	34,911
Inventories	15,990
Prepaid expenses	3,248
Deferred tax assets	9,644
Other	3,204
Allowance for bad debts	(636)

II Fixed Assets (Note 2)	148,015	51.0
1.Tangible fixed assets	38,222	13.2
Buildings and structures	22,697
Machinery and transportation equipment	448
Tools and fixtures	4,202
Land	10,699
Construction in progress	175

2.Intangible fixed assets	63,905	22.0
Leaseholds	2,075
In-house software	3,481
Goodwill	57,588
Other	759

3.Investments and other assets	45,887	15.8
Investment securities (Notes 1, 4)	13,896
Lease deposits	28,790
Deferred tax assets	4,845
Other	1,166
Allowance for bad debts	(2,811)

TOTAL ASSETS	¥290,147	100.0%

		March 31, 2002
			Component Ratio
		(Millions of yen)
LIABILITIES:
I	Current Liabilities	¥75,644	26.1%
	Trade notes and accounts payable (Note 3)	20,292
	Short-term loans payable	10,947
	Current portion of long-term loans payable	2,584
	Current portion of straight bonds	—
	Other accounts payable	11,327
	Accrued expenses	7,877
	Income taxes payable	13,224
	Deferred tax liabilities	—
	Advances received	4,915
	Allowance for bonuses	—
	Other	4,476

II	Long-term Liabilities	53,111	18.3
	Straight bonds	45,000
	Long-term loans payable	253
	Allowance for retirement benefits	2,357
	Liability for directors’ retirement benefits	1,485
	Other	4,014

	TOTAL LIABILITIES	128,756	44.4

	MINORITY INTEREST	20,093	6.9

SHAREHOLDERS’ EQUITY:
I	Common Stock	47,398	16.3
II	Additional Paid-in Capital	47,106	16.2
III	Revaluation Losses (Note 4)	(153)	(0.0)
IV	Retained Earnings	61,420	21.2
V	Unrealized Holding Gains (Losses) on Other Investment Securities	(157)	(0.0)
VI	Foreign Currency Translation Adjustments	686	0.2
VII	Treasury Stock	(15,003)	(5.2)

	TOTAL SHAREHOLDERS’ EQUITY	141,297	48.7

	TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	¥290,147	100.0%

(ii) Consolidated Statements of Income

		Year ended March 31, 2002
			Share of net sales
		(Millions of yen)
I	Net Sales	¥225,580	100.0%
II	Cost of Sales (Note 1)	154,370	68.4

	Gross Profit	71,209	31.6
III	Selling, General and Administrative Expenses (Notes 2, 3)	44,331	19.7

	Operating Income	26,877	11.9
IV	Non-operating Income	1,715	0.8
	Interest income	234
	Gain on sale of treasury stock	—
	Foreign exchange gains	335
	Equity in net income of affiliated companies	524
	Rental income	14
	Other	605
V	Non-operating Expenses	1,714	0.8
	Interest expenses	548
	Foreign exchange losses	—
	Stock issue expenses	—
	Commission for syndicate loan	—
	Equity in net losses of affiliated companies	—
	Bond issue expenses	318
	Other	846

	Ordinary Income	26,878	11.9
VI	Extraordinary Income	6,426	2.8
	Gain on sale of fixed assets (Note 4)	28
	Gain on sale of investment securities	416
	Gain on sale of investments in subsidiaries	1,129
	Gain on sale of minority interest in subsidiaries	3,526
	Gain on reversal of allowance for retirement benefits	621
	Gain on transfer of operation (Note 6)	704
VII	Extraordinary Losses	4,105	1.8
	Loss on sale and disposal of fixed assets (Note 5)	922
	Loss on sale of investment securities	—
	Loss on disposal of inventories	372
	Loss on cancellation of leasing contracts	—
	Addition to allowance for bad debts	2,811

	Net Income before Income Taxes and Minority Interest	29,198	12.9
	Income Taxes	13,248	5.9
	Income taxes—current	17,276
	Income taxes—deferred	(4,027)
	Minority Interest	2,377	1.0

	Net Income	¥13,573	6.0%

(iii) Consolidated Statements of Retained Earnings

		Year ended March 31, 2002
		(Millions of yen)
I	Retained Earnings, Beginning of Year	¥55,253

II	Increase in Retained Earnings	117
	Increase by merger	117

III	Decrease in Retained Earnings	7,522
	Cash dividends	7,080
	Directors’ bonuses	442
	Decrease by consolidated subsidiary’s merger with unconsolidated subsidiary	—

IV	Net Income	13,573

V	Retained Earnings, End of Year	¥61,420

(iv) Consolidated Statements of Cash Flows

		Year ended March 31, 2002
		(Millions of yen)
I	OPERATING ACTIVITIES:
	Income before income taxes and minority interest	¥29,198
	Depreciation and amortization	6,354
	Amortization of goodwill	2,976

	Decrease (increase) in liability for directors’ retirement benefits—net	(255)

	Decrease (increase) in allowance for bonuses—net	(1,964)
	Increase in allowance for bad debts—net	2,863
	Interest and dividend income	(243)
	Interest expenses	548
	Gain on sale of treasury stock	—
	Foreign exchange losses—net	(589)
	Stock issue expenses	—
	Bond issue expenses	318

	Equity in net income (losses) of affiliated companies—net	(524)

	Gain on sale of tangible fixed assets	(28)
	Loss on sale and disposal of tangible fixed assets	922
	Gain on sale of investments in subsidiaries	(4,655)
	Gain on sale of investment securities	(416)
	Decrease in trade receivables—net	(3,930)
	Increase in inventories—net	(1,593)
	Increase (decrease) in trade payables—net	(5,933)
	Increase (decrease) in consumption taxes payable—net	510
	Other—net	5,705

	Sub-total	29,265

	Interests and dividends received	301
	Interests paid	(519)
	Income taxes paid	(19,010)

	Net cash provided by operating activities	10,037

		Year ended March 31, 2002
		(Millions of yen)
II	INVESTING ACTIVITES:
	Increase in time deposits—net	89
	Acquisition of tangible fixed assets	(6,694)
	Proceeds from sale of tangible fixed assets	444
	Acquisition of intangible fixed assets	(1,652)
	Acquisition of investment securities	(8,115)
	Proceeds from sale of investment securities	558
	Acquisition of shares in subsidiaries (Note 2)	(4,194)
	Proceeds from sale of investment in subsidiaries	1,797
	Decrease (Increase) in short-term loans receivable—net	92
	Repayment of deposits received	—
	Increase in deposits received	—
	Increase in lease deposits—net	(1,876)
	Other—net	(2,564)

	Net cash used in investing activities	(22,114)

III	FINANCING ACTIVITES:
	Decrease in short-term loans payable—net	(1,107)
	Proceeds from long-term loans	549
	Repayment of long-term loans	(3,171)
	Proceeds from issuance of bonds	44,681
	Redemption of straight bonds	(10,000)
	Proceeds from issuance of common stock	—
	Proceeds from issuance of common stock to minority shareholders	7,035
	Proceeds from sale of treasury stock	10
	Acquisition of treasury stock	(15,006)
	Dividends paid	(7,080)
	Dividends paid to minority shareholders	(571)
	Other—net	(317)

	Net cash provided by financing activities	¥15,020

		Year ended March 31, 2002
		(Millions of yen)
IV	FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	¥666

V	NET INCREASE IN CASH AND CASH EQUIVALENTS	3,609
VI	CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	66,812
VII	CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED COMPANIES	10
VIII	CASH AND CASH EQUIVALENTS OF NEWLY MERGED COMPANIES (Note 3)	4,755
IX	CASH AND CASH EQIVALENTS OF A TRSFERRED BUSINESS (Note 3)	(0)

X	CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1)	¥75,187

Summary of Significant Accounting Policies

For the year ended March 31, 2002

1. Scope of Consolidation

(1)	The consolidated financial statements include the accounts of KONAMI CORPORATION (the “Company”) and its 37 consolidated subsidiaries (See “1. Organization Structure of Konami Group”, which shows major subsidiaries).

Konami Mobile & Online, Inc., and Konami Australia Pty Ltd. and its subsidiary Konami Gaming (Australia) Pty Ltd. have been included as consolidated subsidiaries since the year ended March 31, 2002.

NISSAN SPORTS PLAZA, CO., LTD. (currently named Konami Sports Plaza, Inc.) and DAIEI OLYMPIC SPORTS CLUB, INC. (currently named Konami Olympic Sports Club Corporation) which were acquired by Konami Sports Corporation, and DELUCADERUYO, Inc. (currently named Konami Parlor Research, Inc.) which was acquired by Konami Parlor Entertainment, Inc. have been included as consolidated subsidiaries since the year ended March 31, 2002.

Konami Sports Plaza, Inc. merged with KCE Planning, Inc.

Konami Gaming, Inc. acquired and merged with Paradigm Gaming Systems, Inc.

Konami Marketing Japan, Inc. merged with 11 domestic sales dealers (TOKYO KONAMI CO., LTD., OSAKA KONAMI CO., LTD., CHUBU KONAMI CO., LTD., CHUO KONAMI CO., LTD., HOKKAIDO KONAMI CO., LTD., KITAKANTO KONAMI CO., LTD., HIGASHIKANTO KONAMI CO., LTD., MINAMIKANTO KONAMI CO., LTD., CHUGOKU KONAMI CO., LTD., KYUSHU KONAMI CO., LTD., NISHINIHON KONAMI CO., LTD.).

(2)	KCE Enterprise, Inc. is excluded from the scope of consolidation since each of its net assets, net sales, net income, and retained earnings is immaterial, and has no significant effect as a whole on the consolidated financial statements.

2. Application of Equity Method

(1)	Four affiliated companies, TAKARA CO., LTD., HUDSON SOFT CO., LTD., Genki Co., Ltd., and Mobile 21 Co., Ltd. are accounted for by the equity method.

(2)	The equity method is not applied to an unconsolidated subsidiary as it has no significant effect on the consolidated net income and retained earnings, and are immaterial as a whole.

3. Fiscal Year-end of Consolidated Subsidiaries

Fiscal year-ends for Konami Sports Corporation and The Club at Yebisu Garden Co., Ltd. were September 30, 2001 and March 31, 2002 for the fiscal year and Konami Olympic Sports Club Corporation used a fiscal year-end at February 28, 2002.

Since the fiscal year-ends of those consolidated subsidiaries differ from that of the Company, the pro forma financial statements as of March 31, 2002 are used for the consolidated financial statements.

All other consolidated subsidiaries use the same balance sheet date as that of the Company.

4. Accounting Standards

a.	Valuation of Assets

(1)	Marketable and Investment Securities

“Other investment securities” for which the market value is readily determinable are stated at fair value as of the balance sheet date. Unrealized holding gain or loss is reported as a separate component of shareholders’ equity.

The cost of securities sold is determined primarily by the moving average method.

“Other investment securities” for which the market value is not readily determinable are stated at cost based on the moving average method.

(2)	Derivative Financial Instruments

Derivative financial instruments are stated at fair value.

(3)	Inventories

Inventories other than merchandise and work in process are stated at cost determined by the moving average method.

Merchandise is stated at the lower of cost or market, cost being determined mainly by the first-in, first-out method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

b.	Depreciation Methods

Tangible fixed assets are depreciated mainly using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

c.	Provisions

(1)	Allowance for bad debts

Generally, the allowance for bad debts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(2)	Allowance for retirement benefits (Prepaid pension expense)

Allowance for retirement benefits to be paid to employees is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end.

Generally, unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 12 to 13 years on a straight-line basis.

(3)	Liability for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors of the Company, Konami Sports Corporation, Konami Sports Life Corporation and Konami Olympic Sports Club Corporation as of the balance sheet date is reserved as liability.

All other consolidated subsidiaries do not reserve for directors’ retirement benefits.

d.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the current exchange rate at each balance sheet date, and the translation gains and losses are credited or charged to income. Assets and liabilities of foreign subsidiaries are translated into Japanese yen at the current exchange rate at each balance sheet date while revenue and expenses are translated at the average exchange rate for the period.

Differences arising from such translation are included in minority interest and shareholders’ equity as foreign currency translation adjustments.

e.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

f.	Deferred Assets

Bond issue expenses are charged to income upon payment or as incurred.

g.	Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

5. Valuation of Subsidiaries’ Assets and Liabilities

All assets and liabilities of consolidated subsidiaries are valued at their fair value.

6. Amortization of Goodwill

The difference between the cost and underlying fair value of the net equity of investments in subsidiaries at the point of acquisition is amortized on a straight-line basis over the estimated period or 5 years. Such difference is charged to income as incurred if the amount is considered immaterial.

7. Appropriation of Retained Earnings

The consolidated statements of retained earnings is prepared based on the appropriation planned for each fiscal year.

8. Cash and Cash Equivalents

The cash and cash equivalents stated in the Consolidated Statements of Cash Flows consist of cash on hand, deposits which can be withdrawn on demand and short-term investments which have original maturities of three months or less with insignificant risk of changes in value of principal.

Changes in Presentation of Consolidated Financial Statements

Consolidated Statements of Cash Flows

In investing activities, the amount of “Repayment of deposits received” (¥410 million) and “Increase in deposits received” (¥26 million) are included in “Other-net” for the year ended March 31, 2002 although it had been stated separately.

“Increase in lease deposits—net” (¥28 million for the year ended March31, 2001) is separately stated for the year ended March 31, 2002 although it had been included in “Other—net”.

Additional Information

Allowance for Bonuses

“Allowances for bonuses” (¥1,683 million) is included in “Accrued expenses” of current liabilities based on the release on February 14, 2001 regarding presentation of allowance for bonuses by the Japanese Institute of Certified Public Accountant although it had been stated separately as part of estimated bonus payment to employees in the following period.

Notes to Consolidated Financial Statements

    For the year ended March 31, 2002

Notes to Consolidated Balance Sheets

1.	Investments in unconsolidated subsidiaries and affiliated companies of ¥12,637 million as of March 31, 2002.

2.	Accumulated depreciation of tangible fixed assets of ¥35,661 million as of March 31, 2002.

3.	Trade notes matured on the balance sheet date are settled on the exchange date of the notes. Since each balance sheet date was a holiday for financial institutions, the following matured trade notes are included in each ending balance.

March 31, 2002
(Millions of yen)
Trade notes receivable	¥70
Trade notes payable	1,651

4.	TAKARA CO., LTD. revaluated its lands which it holds for business-use purpose based on the Land Revaluation Law (issued on March 31,1998). The equity portion of the Company of ¥(153) million is stated in the shareholders’ equity section of consolidated balance sheet as “Revaluation Losses”.

Revaluation date	Book value before revaluation	Book value after revaluation
	(Millions of yen)	(Millions of yen)
March 31, 2002	¥9,505	¥2,795

Notes to Consolidated Statements of Income

1.	Losses from inventory valuation of ¥204 million are included in the cost of sales for the year ended March 31, 2002.

2.	Major portion of selling, general and administrative expenses consists of the following:

Year ended March 31, 2002
(Millions of yen)
Advertising expenses	¥6,972
Compensation to directors and salary expenses	13,098
Addition to liability for directors’ retirement benefits	10

3.	Research and development expenses of ¥553 million are included in the general and administrative expenses for the year ended March 31, 2002.

4.	Gain on sale of fixed assets consists of the following:

Year ended March 31, 2002
(Millions of yen)
Land	¥15
Buildings and structures	7
Machinery and transportation equipment	0
Tools and fixtures	4

Total	¥28

5.	Loss on sale and disposal of fixed assets consists of the following:

Year ended March 31, 2002
(Millions of yen)
Sale of buildings and structures	¥3
Sale of tools and fixtures	26
Disposal of buildings and structures	613
Disposal of tools and fixtures	185
Disposal of software	37
Other	55

Total	¥922

6.	Gain on transfer of operation of ¥704 million is recognized along with the transfer of the business in Sapporo of a consolidated subsidiary, Konami Computer Entertainment Studios, Inc., to an affiliated company, HUDSON SOFT CO., LTD., by the method of absorption following a spin-off based on the strategic business alliance including a capital tie-up.

Notes to Consolidated Statements of Cash Flows

1.	For the ending balance of cash and cash equivalents, there are differences between consolidated statements of cash flows and consolidated balance sheets as follows:

March 31, 2002
(Millions of yen)
Cash and cash equivalents on consolidated balance sheets	¥75,769
Less: Time deposits with original maturities of more than three months	(581)

Cash and cash equivalents on consolidated statements of cash flows	¥75,187

2.	Assets and liabilities of newly acquired consolidated subsidiaries, Konami Olympic Sports Club Corporation (KOSC) and six other companies during the year ended March 31, 2002, at the point of acquisitions and the expenditures on acquisitions are as follows:

Fiscal year ended March 31, 2002

Konami Olympic Sports Club Corporation (KOSC) and six other companies	(Millions of yen)
Current assets	¥3,396
Fixed assets	12,528
Current liabilities	(10,165)
Long-term liabilities	(2,807)
Goodwill	3,060
Minority interest	(260)

Acquisition cost of KOSC and six other companies	5,752
Less: Cash and cash equivalents of KOSC and six other companies	(1,723)

Expenditures on acquisitions of KOSC and six other companies	¥4,029

3.	Material non-cash activities

a.	Assets and liabilities transferred from 11 domestic sales dealers to Konami Marketing Japan, Inc. are as follows:

(Millions of yen)
Current assets	¥15,090
Fixed assets	659

Total assets	15,750

Current liabilities	(14,581)
Long-term liabilities	(866)

Total liabilities	¥(15,448)

b.	Assets and liabilities transferred from Konami Computer Entertainment Studios, Inc. to HUDSON SOFT CO., LTD. along with the absorption following a spin-off are as follows:

(Millions of yen)
Current assets	¥269
Fixed assets	131

Total assets	401

Current liabilities	(131)
Total liabilities	¥(131)

Leases

1.	Finance leases other than those that deem to transfer ownership of leased property to the lessee:

a.	Acquisition cost, accumulated depreciation, and ending balance of leased assets

	March 31, 2002
	Acquisition Cost	Accumulated depreciation	Ending balance
	(Millions of yen)
Machinery and Transportation equipment	¥147	¥80	¥67
Tools and fixtures	10,393	5,675	4,717
Software	22	6	16

Total	¥10,564	¥5,762	¥4,801

b.	Obligations under finance leases

March 31, 2002
(Millions of yen)
Due within one year	¥2,154
Due after one year	2,777

Total	¥4,932

c.	Lease payments, depreciation expense and interest expense

Year ended March 31, 2002
(Millions of yen)
Lease payments	¥2,947
Depreciation expense	2,768
Interest expense	171

d.	Depreciation expense is computed by the straight-line method with lease term as useful life and salvage value of zero.

e.	Interest expense is defined as the difference between total lease payment and equivalent of acquisition cost, and allocated using the effective interest method to each period.

2.	Obligations under operating leases

March 31, 2002
(Millions of yen)
Due within one year	¥2,411
Due after one year	27,523

Total	¥29,935

Marketable and Investment Securities

1.	“Other investment securities” valued at market value

		March 31, 2002
		Acquisition cost	Balance sheet amount	Net Unrealized gain(losses)
		(Millions of yen)
Securities which hold unrealized gain	Equity securities	¥21	¥87	¥65

	Other securities	—	—	—

Sub-total		¥21	¥87	¥65

Securities which hold unrealized loss	Equity securities	2	2	(0)
	Other securities	200	114	(85)

Sub-total		¥202	¥116	¥(85)

Total		¥224	¥203	¥(20)

2.	¥416 million gains resulted from the sale of other investment securities at the total price of ¥558 million for the year ended March 31, 2002.

3.	Major securities for which the fair value is not readily determinable as of each balance sheet date.

March 31, 2002
(Millions of yen)
Unlisted stock other than over-the-counter stock	¥940

Derivative Financial Instruments

The Company enters into foreign exchange forward contracts to manage foreign exchange exposure associated with certain assets and liabilities denominated in foreign currencies.

The Company does not hold or issue derivatives for speculation purposes. Because the counter-parties to those contracts are limited to major international financial institutions, the Company does not anticipate any losses arising from credit risk. The Finance Department of the Company executes and controls those contracts. Each contract and its results are to be periodically reported to an executive director in charge of the department.

Basically the subsidiaries do not enter into any derivative transactions, and no derivative contracts were held by the subsidiaries as of March 31, 2002.

Derivative financial instruments as of each balance sheet date are as follows:

	March 31, 2002
	Contract amount	Fair value	Unrealized holding gains (losses)
	(Millions of yen)
Foreign exchange forward contracts: (Short position)
USD	¥660	¥664	¥(3)
GBP	211	212	(0)
EUR	5,873	5,916	(42)
AUD	47	49	(2)
HKD	—	—	—

Total	¥6,792	¥6,842	¥(49)

Notes: Fair values of the contracts stated above are calculated using the forward exchange rates at each balance sheet date.

Severance and Retirement Plan

I.	Severance and retirement plan of the Company and domestic consolidated subsidiaries (except for Konami Sports Corporation, The Club at Yebisu Garden Co., Ltd., Konami Sports Plaza, Inc. and Konami Olympic Sports Club Corporation)

1.	The Company and domestic consolidated subsidiaries (except for Konami Sports Corporation, The Club at Yebisu Garden Co., Ltd., Konami Sports Plaza, Inc. and Konami Olympic Sports Club Corporation) have the non-contributory defined benefit plan established in March 1986. Full amount of retirement benefits and lump-sum severance payments based on the regulations are provided by the plan. Also, the contributory plan has been applied.

A system of voluntary advance retirement payments has been applied to certain employees who earn annually fixed salaries since August 1998 while the non-contributory plan is primarily for other employees. In addition, when the members of the non-contributory plan are qualified for voluntary advance retirement payments, they must withdraw from the plan.

The Company and domestic consolidated subsidiaries have joined the welfare pension fund for the computer industry association, a jointly established contributory plan, since its establishment in October 1989.

Total amount of the contributory plan assets for the Company and domestic consolidated subsidiaries (except for Konami Sports Corporation, The Club at Yebisu Garden Co., Ltd., Konami Sports Plaza, Inc. and Konami Olympic Sports Club Corporation) is ¥3,026 million, which is calculated based on the ratio of members of the plan.

2.	Retirement benefit obligation

March 31, 2002
(Millions of yen)
a. Benefit obligations	¥(1,433)
b. Plan assets	1,503

c. Funded status (a + b)	69
d. Unrecognized net transition asset	(175)
e. Unrecognized actuarial loss	266
f. Unrecognized prior service cost	—

g. Benefit obligations on balance sheet—net (c + d + e + f)	160
h. Prepaid pension expense	160

i. Allowance for retirement benefits (g - h)	—

Note: The contributory plan is not included.

3.	Net periodic pension cost

Year ended March 31, 2002
(Millions of yen)
a. Service cost	¥179
b. Interest cost	23
c. Expected return on plan assets	(70)
d. Amortization of net transition asset	(15)
e. Amortization of actuarial loss	15

f. Net periodic pension cost (a + b + c + d + e)	¥131

4.	Assumptions

March 31, 2002
a. Allocation method of projected benefit obligation	Straight-line basis
b. Discount rate	3.0%
c. Expected rate of return on plan assets	5.0%
d. Amortization period for prior service cost	—
e. Amortization period for actuarial loss	13 years
f. Amortization period for net transition asset	13 years

Note:

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period on a straight-line basis.

II.	Severance and retirement plan of except for Konami Sports Corporation, The Club at Yebisu Garden Co., Ltd., Konami Sports Plaza, Inc. and Konami Olympic Sports Club Corporation.

1.	Konami Sports Corporation and The Club at Yebisu Garden Co., Ltd. which were acquired through a tender offer in February 2001 have the defined benefit plans which include the severance plan and non-contributory plan (started in February 1985). Konami Sports Plaza, Inc., which has been included as consolidated subsidiary since June 2001 has the severance plan and Konami Olympic Sports Club Corporation which has been included as consolidated subsidiary since February 2002 has the severance plan and the contributory plan (started in the fiscal year ended March 31, 1998).

Konami Sports Corporation and The Club at Yebisu Garden Co., Ltd. withdrew from the contributory plan during the fiscal year ended March 31, 2001.

Retirement benefit obligations for Konami Olympic Sports Club Corporation were computed as at the end of year-end of February. Therefore the following liability for retirement benefits of the defined benefit plan was accounted for based on their pro forma information as of March 31, 2001.

2. Retirement benefit obligation

March 31, 2002
(Millions of yen)
a. Benefit obligations	¥(3,365)
b. Plan assets	729

c. Funded status (a + b)	(2,636)
d. Unrecognized net transition obligation	—
e. Unrecognized actuarial loss	278
f. Unrecognized prior service cost	—

g. Benefit obligations on balance sheet - net (c + d + e + f)	(2,357)
h. Prepaid pension expense	—

i. Allowance for retirement benefits(g - h)	(2,357)

Notes:

1.	1. A portion of the contributory plan carried on behalf of the government is included.
2.	A subsidiary company, Konami Sports Plaza, Inc., applies the simplified method for calculating retirement benefit obligation.

3. Net periodic pension cost

Year ended March 31, 2002
(Millions of yen)
a. Service cost	¥351
b. Interest cost	121
c. Expected return on plan assets	(61)
d. Amortization of net transition asset	898
e. Amortization of actuarial loss	—

f. Net periodic pension cost (a + b + c + d + e)	¥1,309

Notes:

1.	Retirement benefit obligation of consolidated subsidiaries which apply the simplified method is regarded as service cost.
2.	Employees’ contribution to the contributory plan is excluded.

4. Assumptions

March 31, 2002
a. Allocation method of projected benefit obligation	Straight-line basis
b. Discount rate	1.5 to 3.0%
c. Expected rate of return on plan assets
Contributory plan	4.5%
Non-contributory plan	4.0%
d. Amortization period for prior service cost	12years
e. Amortization period for net transition obligation	1 year

Note:

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period on a straight-line basis.

Income Taxes

1.Major portion of deferred tax assets and deferred tax liabilities consists of the following:

March 31, 2002
(Millions of yen)
Deferred tax assets:
Fixed assets—intercompany profits	¥1,183
Enterprise taxes payable	1,099
Liability for directors’ retirement benefits	624
Allowance for retirement benefits	833
Inventories—intercompany profits etc.	7,327
Excess of depreciation	348
Accrued expenses	752
Net operating loss carryforwards	7,389
Allowance for bad debts	1,218
Other	1,319

Sub total	22,097
Less: Valuation allowance	(7,324)

Total deferred tax assets	¥14,773
Deferred tax liabilities:
Reserve for deferred gains of fixed assets	¥(150)
Other	(133)

Total deferred tax liabilities	¥(284)

Deferred tax assets—net	¥14,489

Note:

Net deferred tax assets is included in consolidated balance sheet as stated below:

March 31, 2002
(Millions of yen)
Current assets—deferred tax assets	¥9,644
Fixed assets—deferred tax assets	4,845
Current liabilities—deferred tax liabilities	—

2.	Reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income is as follows:

March 31, 2002
Normal effective statutory tax rate	42.1%
Permanently non-deductible expenses	1.3
Permanently non-taxable income	(0.1)
Per capita portion of inhabitants taxes	0.8
Gain on sale of minority interest in subsidiaries	(5.1)
Equity in net income of affiliated companies	(0.7)
Utilized net operating loss carryforwards of subsidiaries	(1.8)
Operating losses of subsidiaries	4.2
Amortization of goodwill	4.5
Other—net	0.2

Actual effective tax rate	45.4%

Segment Information

1. Operating Segment Information

Year ended March 31, 2002

	Consumer Software	Sports Club	Character Products	Pachinko Systems	Amusement Machines	Gaming Machines	Health Entertain- ment	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of yen)
Net sales:
To customers	¥88,761	¥60,426	¥25,213	¥16,924	¥10,973	¥11,814	¥5,192	¥6,273	¥225,580	—	¥225,580
Inter-segment	1,367	120	387	—	883	382	6,208	2,622	11,971	¥(11,971)	—

Total	90,128	60,546	25,600	16,924	11,856	12,196	11,401	8,896	237,551	(11,971)	225,580
Operating expenses	71,897	56,465	18,401	12,739	10,425	12,040	11,494	9,021	202,486	(3,784)	198,702

Operating income (losses)	18,231	4,081	7,199	4,185	1,430	155	(93)	(125)	35,065	(8,187)	26,877

Assets	72,336	107,111	8,014	11,712	10,991	15,282	6,415	33,131	264,994	25,152	290,147
Depreciation expenses	2,237	1,950	137	118	409	641	41	387	5,923	431	6,354
Capital expenditures	2,369	10,282	103	301	219	3,188	86	2,017	18,569	512	19,081

Notes:

1.	Business segments are determined by the internal management on a basis of the similarities in the type, nature and production methods of their products. Primary products and services of each segment are defined as follows:

Consumer Software:	Software for home-use game machines
Procurement and distribution of home-use game software

Sports Club:	Operation of fitness facilities

Character Products:	Card games
Character goods
Portable game machines

Pachinko Systems:	LCD units for pachinko game machines
Pachinko slot machines

Amusement Machines:	Coin-operated game machines for amusement operations
Dance-simulation game machines
Music-simulation game machines
Disc jockey-simulation game machines

Gaming Machines:	Parts for video slot machines for casinos
Token-operated game machines for amusement operations

Health Entertainment:	Entertainment-oriented health-related products
Entertainment-oriented fitness machines
Home-use fitness games
Health network services

Other:	Operations of amusement centers
Financial services
Management of the group companies’ real estates

2.	Amusement Operations (management of the group companies’ real estate) and Finance (Financial services for the group companies) are included in Other. Net sales, operating expenses and operating income or losses of Amusement Operations and Finance for the year ended March 31, 2002 are as follows. Operation of fitness facilities which had been included in Health Entertainment segment is separately stated as newly established Sports Club segment since the year ended March 31, 2002.

	Year ended March 31, 2002
	Amusement Operations	Finance
	(Millions of yen)
Net sales:
To customers	¥4,552	¥10
Inter-segment	—	154

Total	4,552	164
Operating expenses	4,660	140

Operating income (losses)	(108)	24

Assets	3,689	9,711
Depreciation expenses	128	0
Capital expenditures	6	—

Segment information for the year ended March 31, 2002 by the same segmentation as that for the year ended March 31, 2003 is as follows.

	Consumer Software	Sports Club	Character Products	Pachinko Systems	Amusement Machines	Gaming Machines	Health Entertain- ment	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of yen)
Net sales:
To customers	¥59,175	¥4,480	¥60,525	¥14,665	¥17,128	¥8,510	¥251	¥6,741	¥171,480	—	¥171,480
Inter-segment	1,711	—	64	—	249	371	451	2,135	4,982	¥(4,982)	—

Total	60,886	4,480	60,589	14,665	17,378	8,881	703	8,876	176,463	(4,982)	171,480
Operating expenses	53,431	4,925	29,975	10,433	13,477	9,307	658	8,671	130,880	1,954	132,834

Operating income (losses)	7,454	(445)	30,614	4,232	3,901	(425)	44	205	45,582	(6,936)	38,645

Assets	46,192	93,465	9,719	8,019	10,149	11,931	2,270	36,828	218,578	31,444	250,023
Depreciation expenses	1,106	242	98	24	368	379	2	301	2,523	600	3,123
Capital expenditures	1,888	71,026	465	111	165	607	147	486	74,898	795	75,694

Segment information for the six months ended September 30, 2002 by the same segmentation as that for the year ended March 31, 2003 is as follows.

	Consumer Software	Sports Club	Character Products	Pachinko Systems	Amusement Machines	Gaming Machines	Health Entertain- ment	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of yen)
Net sales:
To customers	¥25,991	¥30,097	¥12,559	¥6,622	¥5,426	¥2,557	¥2,523	¥3,366	¥89,146	—	¥89,146
Inter-segment	431	—	15	—	112	169	3,354	957	5,040	¥(5,040)	—

Total	26,422	30,097	12,575	6,622	5,539	2,726	5,877	4,323	94,186	(5,040)	89,146
Operating expenses	22,407	27,832	7,515	4,784	4,562	3,214	5,722	4,153	80,193	(573)	79,619

Operating income (losses)	4,015	2,264	5,059	1,838	976	(487)	155	169	13,993	(4,466)	9,526

3.	Unallocated operating expenses in the Eliminations and Corporate column mainly consists of the administrative expenses of the Company, amounted to ¥8,564 million for the year ended March 31, 2002.
4.	Assets in the Eliminations and Corporate column mainly consists of cash and cash equivalents, investment securities and assets held by the administrative divisions of the Company, amounted to ¥53,584 million for the year ended March 31, 2002.
5.	Numbers in parentheses represent negative values.

2. Geographic Information

Year ended March 31, 2002

	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations and Corporate	Consolidated
	(Millions of yen)
Net sales:
To customers	¥177,618	¥26,002	¥19,319	¥2,639	¥225,580	—	¥225,580
Inter-segment	31,446	2,860	5	199	34,510	¥(34,510)	—

Total	209,064	28,862	19,325	2,838	260,090	(34,510)	225,580
Operating expenses	178,329	30,437	14,943	2,693	226,404	(27,701)	198,702

Operating income (losses)	30,734	(1,575)	4,381	145	33,686	(6,808)	26,877

Assets	243,914	7,783	16,896	3,211	271,805	18,341	290,147

Notes:

1.	Geographic areas are categorized by geographical proximity.
2.	Each overseas segment consists of the following countries:

Americas: United States of America etc.

Europe: United Kingdom, Germany, France, etc.

Asia/Oceania: Hong Kong, Singapore, Korea and Australia

3.	Unallocated operating expenses in the Eliminations and Corporate column mainly consists of the administrative expenses of the parent company amounted to ¥8,564 million for the year ended March 31, 2002.
4.	Assets in the Elimination and Corporate column mainly consists of cash and cash equivalents, investment securities and assets held by the administrative divisions of the Company, amounted to ¥53,584 million for the year ended March 31, 2002.
5.	Numbers in parentheses represent negative values.

3. Overseas Sales

Year ended March 31, 2002

	Americas	Europe	Other	Total
	(Millions of yen)
Overseas sales	¥26,200	¥19,306	¥2,976	¥48,483
Consolidated sales	—	—	—	225,580

Overseas portion in consolidated sales	11.6%	8.6%	1.3%	21.5%

Notes:

1.	Geographic areas are categorized by geographical proximity.
2.	Each overseas segment consists of the following countries:

Americas: United States of America, Canada, etc.

Europe: United Kingdom, Germany, France, etc.

Other: Hong Kong, Singapore, Australia, etc.

3.	Overseas sales consists of the sales outside Japan of the Company and its consolidated subsidiaries.

4. Related Party Transactions

Year ended March 31, 2002

Classification	Name	Occupation	Voting Interest	Transaction Occurred	Amount
					(millions of yen)
Director	Kagemasa Kozuki	Representative Director and CEO of the Company	0.06%(directly)	Transfer of shares	¥1,661

Earnings Per Share

March 31, 2002
(Yen)
Net assets per share	¥1,135.10
Net income per share	107.24
Diluted net income per share	—

Note:	The Company and its subsidiaries have no dilutive securities such as bonds with warrants and convertible bonds. Accordingly, diluted net income per share is not stated.

Subsequent Events

There are no subsequent events to be reported.

(2) Consolidated Financial Statements (US GAAP)

For the year ended March 31, 2003

(i) Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS

March 31, 2003

	Millions of Yen	Component Ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥74,680
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥636 million and ¥976 million ($8,120 thousand) at March 31, 2002 and 2003, respectively	29,107
Inventories	13,359
Deferred income taxes, net	12,820
Prepaid expenses and other current assets	6,739

Total current assets	136,705	49.1%

PROPERTY AND EQUIPMENT, net	46,284	16.6%

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	189
Investments in affiliates	12,422
Identifiable intangible assets	46,503
Goodwill	125
Lease deposits	24,489
Other assets	11,533

Total investments and other assets	95,261	34.3%

TOTAL ASSETS	¥278,250	100.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥8,308
Current portion of long-term debt and capital lease obligations	1,815
Trade notes and accounts payable	18,684
Accrued income taxes	13,788
Accrued expenses	18,968
Deferred revenue	5,535
Other current liabilities	4,676

Total current liabilities	71,774	25.8%
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	63,514
Accrued pension and severance costs	2,345
Deferred income taxes, net	18,854
Other long-term liabilities	2,502

Total long-term liabilities	87,215	31.3%
TOTAL LIABILITIES:	158,989	57.1%

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	28,855	10.4%

COMMITMENTS AND CONTINGENCIES (Note 12 and 22)	—

SHAREHOLDERS’ EQUITY:
Common stock, no par value-Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2003	47,399	17.0%
Additional paid-in capital	46,736	16.8%
Legal reserve	2,163	0.8%
Retained earnings	18,981	6.8%
Accumulated other comprehensive income	790	0.3%

Total	116,069	41.7%
Treasury stock, at cost-8,253,191 shares at March 31, 2003	(25,663)	(9.2%)

Total shareholders’ equity	90,406	32.5%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥278,250	100.0%

See accompanying notes to consolidated financial statements.

(ii) Consolidated Statements of Operations

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended March 31, 2003

	Millions of Yen	Component Ratio
NET REVENUES:
Product sales revenue	¥178,766
Service revenue	74,891

Total net revenues	253,657	100.0%

COSTS AND EXPENSES:
Costs of products sold	112,364
Costs of services rendered	62,515
Impairment charge for goodwill and other intangible assets	47,599
Selling, general and administrative	53,049

Total costs and expenses	275,527	108.6%

Operating income (loss)	(21,870)	(8.6%)

OTHER INCOME (EXPENSES):
Interest income	373
Interest expense	(938)
Gain on sale of subsidiary shares	904
Other, net	(565)

Other income (expenses), net	(226)	(0.1%)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(22,096)	(8.7%)

INCOME TAXES:
Current	14,912
Deferred	(8,726)

Total	6,186	2.4%

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(28,282)	(11.1%)

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	(1,051)	(0.4%)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(1,288)	(0.5%)

NET INCOME (LOSS)	¥(28,519)	(11.2%)

2003
Yen
PER SHARE DATA:
Basic and Diluted Net Income (loss) per Share	¥(234.58)

Weighted-Average Common Shares Outstanding	121,572,154

See accompanying notes to consolidated financial statements.

(iii) Consolidated Statements of Shareholders’ Equity

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Year ended March 31, 2003

	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at cost	Total Shareholders’ Equity
	Millions of Yen
Balance at March 31, 2002	47,399	46,736	2,163	53,149	546	(15,003)	134,990
Comprehensive loss:
Net loss				(28,519)			(28,519)
Cash dividends, ¥ 46.0 per share				(5,649)			(5,649)
Net unrealized gains on available-for-sale securities							159
Foreign currency translation adjustments							85
Other comprehensive income					244
Comprehensive loss
Repurchase of treasury stock						(10,660)	(10,660)

Balance at March 31, 2003	¥47,399	¥46,736	¥2,163	¥18,981	¥790	¥(25,663)	¥90,406

See accompanying notes to consolidated financial statements.

(iv) Consolidated Statements of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31, 2003

2003
Millions of Yen
Cash flows from operating activities:
Net income (loss)	¥(28,519)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	11,979
Impairment charge for goodwill and other intangible assets	47,599
Provision for doubtful receivables	429
Loss on sale or disposal of property and equipment, net	2,344
Gain on sale of subsidiary shares	(904)
Equity in net (income) loss of affiliated companies	1,288
Minority interest	(1,051)
Deferred income taxes	(11,326)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	4,580
Decrease (increase) in inventories	2,556
Increase (decrease) in trade notes and accounts payable	(1,521)
Increase (decrease) in accrued income taxes	394
Increase (decrease) in accrued expenses	(2,271)
Increase in deferred revenue	1,669
Other, net	465

Net cash provided by operating activities	27,711
Cash flows from investing activities:
Purchases of investments in affiliates	—
Purchases of investments in subsidiaries	(315)
Proceeds from sales of investments in subsidiaries	2,081
Capital expenditures	(15,357)
Proceeds from sales of property and equipment	2,234
Acquisition of new subsidiaries, net of cash acquired	(449)
Decrease in time deposits, net	516
Decrease (increase) in lease deposits, net	(306)
Other, net	(646)

Net cash used in investing activities	(12,242)
Cash flows from financing activities:
Net decrease in short-term borrowings	(2,448)
Proceeds from long-term debt	15,402
Repayments of long-term debt	(2,765)
Principal payments under capital lease obligations	(3,439)
Net proceeds from issuance of common stock	—
Net proceeds from issuance of common stock by subsidiaries	—
Dividends paid	(6,324)
Purchases of treasury stock by parent company	(10,660)
Purchases of treasury stock by subsidiaries	(4,516)
Other, net	(1,693)

Net cash provided by (used in) financing activities	(16,443)
Effect of exchange rate changes on cash and cash equivalents	466
Net increase (decrease) in cash and cash equivalents	(508)
Cash and cash equivalents, beginning of year	75,188

Cash and cash equivalents, end of year	¥74,680

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Accounting Principles, Accounting Procedures and Method for Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“SFAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). Konami Corporation (“Konami”) and its domestic subsidiaries maintain their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments that are necessary to conform them with U.S. GAAP.

The significant differences between accounting principles, accounting procedures and method of presentation which are adopted by Konami and its subsidiaries and those in Japan are as follows. In addition to an explanation of the differences, the approximate amount of each effect on income before income taxes under Japanese GAAP is shown if it is material.

(a) Effect of Business Combinations

Konami and its subsidiaries accounted for its business combinations initiated prior to June 30, 2001 using the purchase method of accounting in accordance with APB No. 16 “Business Combinations”. Acquisitions initiated after June 30, 2001 are accounted for in accordance with SFAS No. 141 “Business Combinations”. The purchase method of accounting under APB 16 and SFAS 141 requires recording of acquired assets, including identifiable intangible assets, and liabilities assumed at their respective estimated fair value at the date of acquisition.

Also, in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, which was adopted by Konami and its subsidiaries on April 1, 2002 in its entirety, goodwill and certain acquired intangible assets are no longer subject to amortization but are subject to assessments for impairment based on fair value.

The differences between U.S. GAAP and Japanese GAAP therefore result from application of the purchase method of accounting and the differences in initial recognition and the subsequent amortization of goodwill and certain identifiable intangible assets. Effects of such differences on income before income taxes are a decrease in income of ¥46,636 million for the year ended March 31, 2003.

(b) Long-lived Assets Basis Differences

Long-lived assets are carried at cost less applicable depreciation or amortization and impairment losses recognized. Recognition of impairment losses is required when events and circumstances indicate that the carrying amount of those long-lived assets will not be recoverable.

(c) Accrued Pension and Severance Costs

Konami and its subsidiaries account for their pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. Certain of their plans have been determined to be a multi employer defined benefit plan which requires recognition of net pension cost based on the amount of required contribution for the period.

(d) Directors’ Bonuses

Directors’ bonuses are charged to earnings.

(e) Software Development Costs

Konami and its subsidiaries account for software development costs for internal use in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires expensing of costs incurred during the preliminary planning stage as well as post-implementation stage, and capitalization of costs incurred during the application development stage.

(f) Capital Leases

Konami and its subsidiaries capitalize all leased property meeting specified criteria under SFAS No. 13 “Accounting for Leases” as property and equipment based on the present value of the future minimum lease payments.

2. Business and Organization

KONAMI CORPORATION (the “Company”) was founded in 1969 and was incorporated under the laws of Japan in March 1973. The Company and its subsidiaries (collectively “Konami”) engage in production and sale of game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami’s products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operation is in Japan.

Substantially all of Konami’s revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami has always obtained extensions or new agreements with the platform manufacturers. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami’s costs and the timing of release of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami’s gaming machines are subject to numerous federal, state and local regulations. In addition, Konami may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami can generate revenues. Konami and its key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Also, Konami’s gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

3. Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

Konami classifies its debt and equity securities into one of the three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned. As of March 31, 2003, all equity securities held by Konami are classified as available-for-sale.

(d) Investments in Affiliates

For those investments in affiliates in which the Company’s voting interest is between 20% and 50% and it has the ability to exercise significant influence over the affiliate’s operations, the equity method of accounting is used. Under this method, the investment originally recorded at cost is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated.

Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost. A decline in the value of a non-marketable equity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 5 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which ranged from 2 to 8 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

(g) Software for Internal Use

Under the provisions of Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” Konami has capitalized costs associated with software systems for internal use, that have reached the application stage and meet recoverability tests as capitalized computer software in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from 2 to 5 years. Konami expenses costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. Konami also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

(h) Goodwill and Other Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise contracts acquired in connection with acquisitions of subsidiaries.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which supersedes Accounting Principles Board Opinion (“APB”) No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method of accounting. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. Konami adopted SFAS No. 141 on June 30, 2001 and the adoption did not have a material effect on Konami’s results of operations, financial position or cash flows.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and other intangible assets with an indefinite life are no longer subject to amortization over their useful lives, but are subject to assessments for impairment at least annually based on their fair value. Goodwill and indefinite-lived intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142 while those acquired prior to June 30, 2001 were not subject to the provisions until SFAS No. 142 was fully adopted by Konami on April 1, 2002.

Prior to the adoption of SFAS No.142, the recoverability of goodwill was assessed according to SFAS No. 121.

Goodwill acquired prior to June 30, 2001 was amortized on a straight-line basis over the estimated useful life of 20 years in accordance with the requirements under APB No. 17, “Intangible Assets,” until the adoption of SFAS No. 142 on April 1, 2002 while goodwill acquired after June 30, 2001 has not been subject to amortization according to the non-amortization provisions of SFAS No. 142. Intangible assets related to trademarks, gaming licenses and franchise contracts are determined to have an indefinite useful life. Intangible assets with an indefinite life acquired prior to June 30, 2001 were amortized using the straight-line method over 40 years in accordance with the requirements under APB No. 17 until the adoption of SFAS No. 142 while those acquired after June 30, 2001 have not been subject to amortization according to the non-amortization provisions of SFAS No. 142.

Upon the adoption of SFAS No. 142 effective April 1, 2002, Konami completed its transitional impairment test for goodwill and other intangible assets with an indefinite life based on their fair value. For the purpose of the test, goodwill and other intangible assets were assigned to the reporting units determined by Konami according to the requirements under SFAS No. 142. Based on management’s assessment of the circumstances, considering the independent appraiser’s findings, Konami concluded that there was no impairment in the carrying value of goodwill and intangible assets with an indefinite life.

In the fourth quarter of the fiscal year ended March 31, 2003, however, using the same methodologies and again considering the independent appraiser’s findings, Konami determined that the fair value of the Exercise Entertainment reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss in the accompanying consolidated statement of operations for the year ended March 31, 2003. The impairment charge consisted of ¥36,717 million for goodwill and ¥10,882 million for trademarks.

Intangible assets related to membership lists, existing technology, and customer relationships have been amortized over their estimated useful lives of 2 to 5 years. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as described in (i).

(i) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 supersedes SFAS No. 121, but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets held and used and (b) measurements of long-lived assets disposed of by sale. SFAS No. 144 also supersedes APB No. 30 “Reporting the Results of Operation—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations. SFAS No. 144 also extends reporting of discontinued operations to a part of a company that either has been disposed of or is classified as held for sale. Konami adopted SFAS No. 144 on April 1, 2002 and the adoption did not have a material effect on the results of operations, financial position or cash flows.

(j) Derivative Financial Instruments

From time to time, Konami uses certain derivative financial instruments to manage its foreign currency risks. Konami may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Effective April 1, 2001, Konami adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. The adoption of SFAS 133 did not have a material impact on Konami’s consolidated financial position and results of operations. To date, there has been no derivative instrument designated as a hedge by Konami.

(k) Severance and Retirement Plans

Konami and its domestic subsidiaries have defined benefit severance and retirement plans which are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” It was not feasible to obtain actuarial information necessary to implement the standard as of the effective date as specified in the standard of April 1, 1989. Upon adoption, Konami and its subsidiaries recognized the entire amount of the transition obligation of ¥199 million as a direct deduction to beginning shareholders’ equity to reflect the effect of the retroactive adoption as of April 1, 1989.

(l) Income Taxes

Konami accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m) Revenue Recognition

Konami derives revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, and (ii) membership fee revenue from health and fitness club members.

Konami’s revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For product sales, it is Konami’s customary practice to have a written contract, which is signed by both the customer and Konami, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For Konami’s health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers. Also, Konami’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. Accordingly, Konami recognizes revenue from product sales upon delivery and acceptance since title and risk of loss transfer to the customer based on free on board (“FOB”) destination. Generally, Konami does not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami may allow returns, for which Konami estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month. Initial membership fee revenue is deferred and recognized over the estimated period of the related membership.

The Price is Fixed or Determinable.

The price customers pay for Konami’s products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Konami’s membership fee for health and fitness clubs is fixed at the time of admission of the member.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance.

(n) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥855 million for the year ended March 31, 2003 in the accompanying consolidated statements of operations.

SFAS No. 86, “Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or when they are deemed unrecoverable.

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥984 million at March 31, 2003 and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expenses amounted to ¥10,284 million for the year ended March 31, 2003.

(q) Stock-based Compensation

Konami accounts for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and FASB Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB No. 25”. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. Konami has elected to continue to apply the provisions of APB No. 25 for their stock-based compensation plans to directors and employees.

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, Konami’s net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below:

2003
Millions of Yen
Reported net income (loss)	¥(28,519)
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(322)

Pro forma net income (loss)	¥(28,841)

Yen
Per share data:
Reported net income (loss) per share, basic and diluted	¥(234.58)
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(2.65)

Pro forma net income (loss) per share, basic and diluted	¥(237.23)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included here in (r).

(r) Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiary is accounted for as gain or loss, including the related income tax effect, in the period such shares are issued provided the sale of such shares by the subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant, the value of the proceeds or other value received is objectively determinable and any resulting gains reasonably assumed. If such criteria are not met, the issuance of stock is accounted for as a capital transaction in the consolidated financial statements.

(s) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments and unrealized gains (losses) from marketable securities considered available-for-sale.

(t) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income.

(u) Earnings Per Share

Earnings per share (“EPS”) is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic EPS excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) by the weighted-average number of common shares outstanding. Diluted EPS reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

Konami has no dilutive securities outstanding at March 31, 2003, and therefore there is no difference between basic and diluted EPS. Konami has certain stock subscription rights outstanding that will be potentially dilutive in future periods.

(v) Use of Estimates

Preparation of these consolidated financial statements requires management of Konami to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

Konami has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, accounting for software development costs, impairment on long-lived and intangible assets, and realizability of deferred tax assets.

(w) Recent Pronouncements

In June 2001, the FASB, issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Konami adopted SFAS No. 143 on April 1, 2003 and the adoption did not have a material effect on the results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Konami adopted SFAS No. 145 on April 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which was adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on Konami’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 has not had a material effect on Konami’s consolidated financial statements.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and have not had a material effect on Konami’s consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Konami has not had a significant item to be disclosed under such requirements at March 31, 2003.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on Konami’s consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that variable interest entities will be consolidated or their information will be disclosed information when the Interpretation becomes effective.

4. Acquisitions

Konami has acquired varying interests in subsidiaries during the periods presented. Konami has used the purchase method of accounting for all such acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of net assets of the acquired companies. Such companies have been included in the accompanying consolidated financial statements since the dates of acquisition.

Konami Olympic Sports Club

In February 2002, Konami acquired 82.17% of the issued and outstanding shares of Daiei Olympic Sports Club, Inc. for the total cash consideration of ¥3,604 million including direct acquisition costs through a subsidiary, Konami Sports Corporation (“Konami Sports”) discussed (b) below. The acquired company was a non-public health and fitness club operator in Japan and a subsidiary of The Daiei Inc., and then renamed Konami Olympic Sports Club Corporation (“KOSC”). The acquisition of KOSC was made for the purpose of expanding the health and fitness club operation of Konami Sports. KOSC was subsequently merged into Konami Sports in October 2002.

Konami used the purchase method of accounting to account for the acquisition of KOSC, and accordingly, the purchase price has been allocated to the tangible and intangible net assets of KOSC based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥1,647 million was recorded as goodwill as a result of preliminary purchase price allocation at the time of acquisition which was then adjusted to ¥1,443 million in connection with the finalization of purchase price allocation during the year ended March 31, 2003. Such adjustment of goodwill resulted from the reassessment of KOSC’s accrued pension cost due to its withdrawal from the former shareholder group’s welfare pension fund in June 2002 for its transfer to the fund which the Company and its domestic subsidiaries have participated. Management of Konami believe that the solid growth history and potential of KOSC contributed to the purchase price that resulted in recognition of such goodwill. Assets, liabilities and operations of KOSC have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the February 28, 2002 condensed balance sheet of KOSC, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Cash, receivables and other assets	¥7,601
Property and equipment	4,607
Identifiable intangible assets	1,596
Goodwill	1,443
Debt and capital lease obligations	(6,257)
Minority interest	(442)
Other liabilities	(4,944)

¥3,604

Identifiable intangible assets of KOSC include intangible assets related to trademarks of ¥767 million and membership lists of ¥829 million acquired. Intangible assets related to trademarks are determined to have an indefinite useful life while membership lists are estimated to have a useful life of 2 years. Goodwill arising from the acquisition of KOSC has all been allocated to the Exercise Entertainment (former Health and Fitness) segment of Konami.

5. Investments in Affiliates

Konami has acquired varying interests in affiliated companies during the periods presented. The carrying amount of investments in affiliates as of March 31, 2003 is ¥12,422 million and includes ¥2,576 million of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity method goodwill”). Equity method goodwill acquired prior to June 30, 2001 has been amortized on a straight-line basis over 5 years through April 1, 2002, the adoption date of SFAS No. 142, while the equity method goodwill acquired after June 30, 2001 has not been subject to amortization according to the provisions of SFAS No. 142. Under SFAS No. 142, equity method goodwill is not amortized but continues to be reviewed for impairment in accordance with APB No. 18, which requires an other than temporary decline in value of an investment to be recognized as an impairment loss. All significant intercompany profits from these affiliates have been eliminated according to the equity method of accounting.

At March 31, 2003, Konami held investments in the equity method affiliates as follows:

	Description of business	Acquisition Date	Ownership %
Takara Co., Ltd. (“Takara”)	Toy manufacturer	July 2000	23.0%
Hudson Soft Co., Ltd. (“Hudson”)	Game software producer	August 2001	45.5%
Genki Co., Ltd. (“Genki”)	Game software producer	January 2002	37.2%

Considering the flagging economy and stock market in Japan during the year ended March 31, 2003, Konami reviewed the values of its equity method investments in order to determine if there was any other-than-temporary decline in the investment values. In performing the assessment, Konami utilized cash flow projections, market capitalization and if applicable, independent valuations.

As a result, Konami determined that the decline in value of its investment in Hudson Soft Co., Ltd. was other than temporary and recorded a net-of-tax impairment charge of ¥2,438 million for the year ended March 31, 2003. The impairment charge is included in equity in net loss of affiliated companies in the accompanying consolidated statement of operations.

Condensed financial information of the Company’s unconsolidated affiliates at March 31, 2003 is as follows:

2003
Millions of Yen
Combined Financial Position:
Property and equipment, net	¥10,026
Other assets, net	70,040

Total assets	80,066
Debt	28,572
Other liabilities	18,316
Minority interest	672
Shareholders’ equity	32,506

Total liabilities and equity	¥80,066

2003
Millions of Yen
Combined Operations:
Sales	¥100,634
Cost of revenues	67,379
Selling, general and administrative expenses	27,093

Operating income	6,162
Interest expense, net	(409)
Other, net	(57)

Net income	¥5,696

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of ¥1,637 million as of March 31, 2003.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥11,536 million as of March 31, 2003, were traded on established markets and were quoted at an aggregate value of ¥18,252 million as of March 31, 2003.

6. Inventories

Inventories at March 31, 2003 consisted of the following:

2003
Millions of Yen
Finished products	¥3,344
Work in process	8,967
Raw materials and supplies	1,048

Total	¥13,359

7. Marketable and Investment Securities

Marketable and investment securities at March 31, 2003 consisted of the following:

	March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of Yen
Available-for-sale:
Marketable equity securities	¥119	¥1	¥15	¥105
Other securities	84	–	–	84

Total	¥203	¥1	¥15	¥189

8. Property and Equipment

Property and equipment at March 31, 2003 consisted of the following:

2003
Millions of Yen
Property and equipment, at cost:
Land	¥11,541
Buildings and structures	54,504
Tools, furniture and fixtures	22,852
Construction in progress	322

Total	89,219
Less-Accumulated depreciation	(42,935)

Net property and equipment	¥46,284

Depreciation expense for the year ended March 31, 2003 amounted to ¥7,768 million.

9. Goodwill and Identifiable Intangible Assets

Konami evaluated the recoverability of goodwill on its books under SFAS No. 142 at its adoption on April 1, 2002 and again in the forth quarter of the fiscal year ended March 31, 2003. In both instances, Konami engaged an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilized a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units were based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilized a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

At the adoption of SFAS No. 142 on April 1, 2002, Konami completed its transitional impairment assessment for goodwill and other intangible assets based on their fair value. Based on management’s assessment of the circumstances, considering the independent appraiser’s findings, Konami concluded that there was no impairment in the carrying value of goodwill and intangible assets with an indefinite life.

In the fourth quarter of the fiscal year ended March 31, 2003, however, using the same methodologies and again considering the independent appraiser’s findings, Konami determined that the fair value of the Exercise Entertainment reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss in the accompanying consolidated statement of operations for the year ended March 31, 2003. The impairment charge consisted of ¥36,717 million for goodwill and ¥10,882 million for trademarks. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations as a result of negative trends in general economic condition of domestic Japan.

The changes in the carrying amount of goodwill by operating segment for the year ended March 31, 2003 are as follows:

	Exercise Entertainment	Gaming	Total
	Millions of Yen
Balance at March 31, 2002	¥36,700	¥125	¥36,825
Additional acquisitions during year	389	—	389
Effect of a merger between acquired entities	(168)	—	(168)
Post-acquisition adjustment	(204)	—	(204)
Impairment charge	(36,717)	—	(36,717)

Balance at March 31, 2003	¥—	¥125	¥125

Konami acquired additional shares of Konami Sports and KOSC during the year ended March 31, 2003. As a result, additional goodwill was recorded at the Exercise Entertainment segment for the excess cost over the estimated fair value of the additional net assets acquired. The post-acquisition adjustment for goodwill resulted from a decrease in accrued pension cost of KOSC as a result of its withdrawal from the former shareholder group’s welfare pension fund in June 2002.

Effect of a merger between acquired entities above represents a reduction in goodwill in the Exercise Entertainment segment of ¥168 million due to a merger between acquired subsidiaries, Konami Sports and KOSC in October 2002.

Identifiable intangible assets at March 31, 2003 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

2003
Millions of Yen
Identifiable intangible assets subject to amortization:
Membership lists	¥5,915
Existing technology	721
Customer relationships	84

Total	6,720
Less-Accumulated amortization	(5,878)

Net amortized identifiable intangible assets	842
Identifiable intangible assets with an indefinite life:
Trademarks	38,800
Franchise contracts	6,601
Gaming licenses	260

Total unamortized identifiable intangible assets	45,661

Total identifiable intangible assets	¥46,503

The aggregate amortization expense for identifiable intangible assets for the year ended March 31, 2003 was ¥2,701 million. The estimated amortization expense for the following years is as follows:

Year ending March 31,	Millions of Yen
2004	¥504
2005	144
2006	144
2007	50
2008	—

10. Lease Deposits

Lease deposits at March 31, 2003 representing refundable deposits for office and facility leases, primarily related to health and fitness clubs of Konami Sports, consisted of the following:

2003
Millions of Yen
Lease deposits	¥28,626
Less: Allowances for uncollectible amounts	(4,137)

Lease deposits, net	¥24,489

11. Other Assets

Other assets at March 31, 2003, consisted of the following:

2003
Millions of Yen
Capitalized computer software, net	¥2,401
Investments in non-marketable securities	1,399
Other	7,733

Total other assets	¥11,533

Amortization expense of capitalized computer software and intangible assets included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations for the year ended March 31, 2003 amounted to ¥1,510 million.

12. Related Party Transactions

Konami engages in sale and purchase transactions in the normal course of business with its equity method affiliates. Such transactions for the year ended March 31, 2003 are summarized as follows:

2003
Millions of Yen
Sales to Takara	¥958
Purchases from Takara	2,168
Sales to Hudson	12
Purchases from Hudson	5,009
Sales to Genki	3
Purchases from Genki	648

The related notes and accounts receivable from Takara were ¥74 million at March 31, 2003 and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related notes and accounts payable to Takara were ¥27 million at March 31, 2003 and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Hudson were ¥2 million at March 31, 2003 and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Hudson was ¥344 million at March 31, 2003 and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Genki were ¥2 million at March 31, 2003 and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Genki was ¥355 million at March 31, 2003 and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets.

13. Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2003 is as follows:

2003
Millions of Yen
Unsecured bank loans consisting of notes to banks and bank overdrafts with interest rates ranging from 0.56% to 2.358% per annum at March 31, 2003	¥8,308

Total	¥8,308

Weighted-average interest rate on short-term borrowings was 1.05% at March 31, 2003. Those unsecured short-term bank loans included loans denominated in foreign currencies amounting to $13,375 thousand at March 31, 2003.

A summary of long-term debt at March 31, 2003 is as follows:

2003
Millions of Yen
Unsecured 0.70% per annum bonds due in September 2005	¥15,000
Unsecured 0.92% per annum bonds due in September 2006	15,000
Unsecured 1.05% per annum bonds due in September 2007	15,000
Unsecured 1.18% per annum bonds issued by Konami Sports due in December 2006	5,000
Unsecured 1.25% per annum bonds issued by Konami Sports due in December 2007	5,000
Unsecured 1.39% per annum bonds issued by Konami Sports due in December 2008	5,000
Unsecured loans from banks due serially to 2005 with interest rates ranging from 1.46% to 3.64% and from 1.46% to 1.68% per annum at March 31, 2002	540

Total long-term debt	60,540
Less: current portion	(40)

Long-term debt, non-current portion	¥60,500

Konami did not have any long-term loans denominated in foreign currencies at March 31, 2003. At March 31, 2003, Konami did not have any assets that were pledged as collateral for any of the debt obligations.

Konami had unused committed lines of credit amounting to ¥12,000 million with certain financial institutions at March 31, 2003. The aggregate commitment fee paid for such credit line agreements for the year ended March 31, 2003 amounted to ¥18 million.

The aggregate annual maturities of long-term debt outstanding at March 31, 2003 are as follows:

Millions of Yen
Year ending March 31,
2004	¥40
2005	500
2006	15,000
2007	20,000
2008	20,000
Thereafter	5,000

14. Leases

Konami is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 20 years.

At March 31, 2003, the amounts of assets and related accumulated depreciation included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

2003
Millions of Yen
Tools, furniture and fixtures, at cost	¥8,760
Accumulated depreciation	(4,710)

Net leased property	¥4,050

Amortization of capitalized leases is included in depreciation expense.

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2003 are as follows:

	Capital Leases	Operating Leases
	Millions of Yen
Year ending March 31,
2004	¥1,884	¥2,570
2005	1,299	2,530
2006	959	2,449
2007	648	2,296
2008	199	2,144
Thereafter	21	18,878

Total minimum lease payments	5,010	¥30,867

Less: amount representing interest (rates ranging from 1.548% to 7.584% per annum)	221

Present value of net minimum lease payments	4,789
Less: current portion	1,775

Non-current portion	¥3,014

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

Konami occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the year ended March 31, 2003 totaled ¥16,439 million and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations.

15. Gain on Sale of Subsidiary Shares

In May 2002, Konami entered into an agreement to sell its amusement facility operation business, which consisted of 18 amusement facilities and was a part of the Other segment, to a third-party purchaser. Revenue from such business for the year ended March 31, 2002 was ¥6,779 million, representing approximately 3% of the total consolidated revenue of Konami for the year. All respective assets and liabilities of the amusement facility operation business were transferred to a wholly-owned subsidiary of Konami, KAO Co., Ltd., which was established to facilitate the sale. The sale was closed on May 31, 2002 for ¥2,239 million, resulting in recognition of a gain of ¥552 million in the accompanying consolidated statement of operations for the year ended March 31, 2003.

16. Income Taxes

The Company and its domestic subsidiaries are subject to a national corporate tax of 30% and the local income tax rate of 12%, net of national tax benefit, which in the aggregate resulted in a statutory income tax rate of approximately 42% for the year ended March 31, 2003. On March 24, 2003, Japanese Diet approved the Amendments to Local Tax Law, which will reduce the standard tax rates for the income-based business tax, as well as add business tax based on corporate size, effective for the years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be reduced to approximately 40% effective for the years beginning on or after April 1, 2004, which is used to provide deferred tax assets and liabilities for the temporary differences that are expected to reverse in the years under the reduced rate.

The income (loss) before income taxes, minority interest and equity in income (loss) of affiliates companies (“Income (loss) before income taxes”) and income tax expense (benefit) for the year ended March 31, 2003 consisted of the following:

2003
Millions of Yen
Income (loss) before income taxes:
Japanese	¥(74,791)
Foreign	52,695

¥(22,096)

Income taxes—Current:
Japanese	¥13,649
Foreign	1,263

¥14,912

Income taxes—Deferred:
Japanese	¥(8,726)
Foreign	—

¥(8,726)

The significant components of income taxes for the year ended March 31, 2003 are as follows:

2003
Millions of Yen
Income taxes on continuing operations before minority interest and equity in net income (loss) of affiliated companies	¥5,531
Provision for income tax on investments in affiliated companies	655
Income tax expense (benefit) reported on other comprehensive income related to:

Income taxes before minority interest and equity in net income (loss) of affiliated companies	¥6,186

Reconciliation of the differences between the statutory tax rates and the effective tax rates is as follows:

2003
Statutory tax rate	(42.0)%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	4.2
Amortization / Impairment of goodwill	69.8
Change in Valuation allowance	(5.3)
Change in income tax rate	(1.7)
Provision for investments in affiliates	3.0
Other—net	(0.0)
Effective income tax rate	28.0%

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2003 are as follows:

2003
Millions of Yen
Deferred tax assets:
Accrued enterprise taxes	¥1,205
Accrued expenses	2,393
Liability for retirement benefits	1,290
Allowance for doubtful accounts	2,807
Inventories	9,125
Net operating loss carryforwards	6,283
Property and equipment basis differences	1,021
Other	1,355

Gross deferred tax assets	25,479
Less valuation allowance	(7,988)

Total deferred tax assets	17,491
Deferred tax liabilities:
Intangible assets	(18,693)
Gain on sales of subsidiary shares	(3,477)
Investments in affiliates	(655)
Other	(700)

Gross deferred tax liabilities	(23,525)

Net deferred tax liabilities	¥(6,034)

A valuation allowance is provided to reduce certain deferred tax assets with respect to certain deductible temporary differences and net operating loss carryforwards. Based on the level of historical taxable income and projections for future taxable income over the periods in which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Konami will realize the benefits of the deferred tax assets, net of the existing valuation allowance, at March 31, 2003. The net change in the total valuation allowance for the year ended March 31, 2003 was decrease of ¥1,244 million.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2003, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥8,422 because Konami currently does not intend to repatriate such earnings and/or believes no material additional tax would result should they be repatriated to Konami.

At March 31, 2003, certain domestic subsidiaries had operating loss carryforwards aggregating approximately ¥2,018 million, which expire as follows:

Millions of yen
Year ending March 31
2004	¥106
2005	—
2006	338
2007	363
2008	1,210

Total	¥2,018

U.S. subsidiaries had federal and state tax net operating loss carryforwards of approximately ¥ 14,040 million and ¥ 10,938 million, which expire in varying amounts through the year 2021.

As the Company does not file a consolidated tax return by a parent company in Japan, certain portions of the above loss carryforwards may not be realizable.

17. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees determined by reference to their rate of pay at the time of termination, years of service and certain other factors. Konami also has a fixed annual compensation system under which employees are to receive all compensation currently during their employment, thereby eliminating separate severance and retirement benefits upon their termination or retirement. Employees become eligible to participate in such compensation system generally after three years of service. An eligible employee can make an election either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the year ended March 31, 2003 included the following components:

2003
Millions of Yen
Service cost—benefits earned during the year	¥324
Interest cost on projected benefit obligation	79
Expected return on plan assets	(53)
Recognized actuarial (gain) loss	7
Amortization of prior service cost	(14)

Net periodic cost	¥343

The reconciliations of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 are as follows:

2003
Millions of Yen
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,305
Service cost	324
Interest cost	79
Effect of acquisition	49
Actuarial gain	(204)
Amendments	(164)
Benefits paid	(72)

Benefit obligation, end of year	¥3,317

Change in plan assets:
Fair value of plan assets, beginning of year	¥2,006
Actual return on plan assets	(279)
Employer contribution	561
Benefits paid	(29)

Fair value of plan assets, end of year	2,259

Funded status	(1,058)
Unrecognized actuarial gain (loss)	299
Unrecognized prior service cost	(150)

Net amount recognized	¥(909)

2003
Weighted-average assumptions:
Discount rate	1.9%
Assumed rate of increase in future compensation levels	3.1%
Expected long-term rate of return on plan assets	2.7%

The Company and its domestic subsidiaries have participated in the welfare pension fund for the computer industry association, a multi-employer contributory plan, since its establishment in October 1989. Konami’s contributions to the plan amounted to ¥929 for the year ended March 31, 2003 and were recorded as costs and expenses in the consolidated statements of operations.

The Company and certain of its subsidiaries have accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,436 million at March 31, 2003 which is included in Accrued pension and severance costs in the accompanying consolidated balance sheets.

18. Shareholders’ Equity

 Dividends

Under the Japanese Commercial Code (the “Code”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2003, the retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account was ¥8,439 million.

The Code, as amended effective October 1, 2001, provides that earnings in an amount equal to at least 10% of appropriations of retained earnings that are paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equals 25% of stated capital.

Stock-based Compensation Plan

On June 29, 2000, the board of directors and shareholders of Konami Computer Entertainment Osaka, Inc. (“Konami OSA”) approved a subscription-rights option plan and the grant of subscription rights for directors and employees of Konami OSA (“OSA Plan 2000”) exercisable for an aggregate of up to 47,250 shares at an exercise price of ¥1,160 per share. Subscription rights for 47,250 ordinary shares were granted under OSA Plan 2000. Those subscription rights will vest on August 4, 2003 and will expire on August 2, 2005. During the years ended March 31, 2001, 2002 and 2003, 3,750 shares, 5,250 shares and 4,250 shares, respectively, expired under OSA Plan 2000. Konami OSA completed a 2.5-for-1 stock split by means of a free share issuance on May 20, 2002. The above information reflects the effect from the stock split.

On June 28, 2001, Konami TYO’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 113,300 ordinary shares of Konami TYO at an exercise price of ¥1,779 per share to directors and employees of Konami TYO (“TYO Plan 2001”). Subscription rights for 105,050 ordinary shares were granted under TYO Plan 2001. Those subscription rights will vest in four installments beginning on July 1, 2004 through April 1, 2006 and will expire on June 30, 2006. During the year ended March 31, 2003, 2,200 shares expired under TYO Plan. Konami TYO declared 10% stock dividends on May 20, 2002. The above information reflects the effect from the stock dividends.

On June 18, 2002, Konami OSA’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 72,200 ordinary shares of Konami OSA at an exercise price of ¥1,182 per share to directors and employees of Konami OSA (“OSA Plan 2002”). Subscription rights for 72,200 shares were granted under OSA Plan 2002. Those subscription rights will vest on July 1, 2005 and will expire on June 30, 2007. None of those subscription rights have expired under OSA Plan 2002.

On June 19, 2002, Konami TYO’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 47,300 ordinary shares of Konami TYO at an exercise price of ¥1,670 per share to directors and employees of Konami TYO (“TYO Plan 2002”). Subscription rights for 47,300 shares were granted under the TYO Plan 2002. Those subscription rights will vest in four installments beginning on July 1, 2005 through April 1, 2007 and will expire on March 31, 2006 through June 30, 2007. None of those subscription rights have expired under TYO Plan 2002.

On June 20, 2002, the Company’s shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 2,200,000 common shares to Konami’s directors and employees at an exercise price of ¥3,640 per share (“Parent Plan 2002”). Subscription rights for 1,787,900 shares were granted under Parent Plan 2002. These subscription rights will vest in three equal installments beginning on July 1, 2004 through July 1, 2006 and will expire on June 30, 2005 through June 30, 2007. During the year ended March 31, 2003, 22,600 shares expired under Parent Plan 2002.

On June 21, 2002, Konami JPN’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 110,000 ordinary shares of Konami JPN at an exercise price of ¥1,739 per share to directors and employees of Konami JPN (“JPN Plan 2002”). Subscription rights for 110,000 shares were granted under JPN Plan 2002. Those subscription rights will vest on July 1, 2004 and will expire on June 30, 2007. None of those subscription rights have expired under JPN Plan 2002.

Under Konami’s plans described above, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations. After the initial grant of subscription rights under these plans, no additional subscription rights were granted, none of the subscription rights were exercised and none of the subscription rights were exercisable at March 31, 2003.

Konami has accounted for the subscription rights granted under those plans according to APB No. 25 and FIN No. 44 and has recorded no compensation charge as there was no intrinsic value to the subscription rights at the date of grant based on the market value of the respective stock. The fair value of the subscription rights granted was determined using the Black-Scholes option-pricing model under the assumptions described below:

2003
OSA Plan 2000:
Risk-free interest rate	0.76%
Expected life	4.53 years
Expected dividends	3.04%
Expected volatility	87.49%
Weighted-average fair value	¥156,791
TYO Plan 2001:
Risk-free interest rate	0.52%
Expected life	4.44 years
Expected dividends	2.43%
Expected volatility	53.27%
Weighted-average fair value	¥473
OSA Plan 2002:
Risk-free interest rate	1.48%
Expected life	4.26 years
Expected dividends	4.26%
Expected volatility	68.75%
Weighted-average fair value	¥384
TYO Plan 2002:
Risk-free interest rate	1.48%
Expected life	3.81 years
Expected dividends	6.53%
Expected volatility	50.87%
Weighted-average fair value	¥282
Parent Plan 2002:
Risk-free interest rate	1.57%
Expected life	3.71 years
Expected dividends	1.74%
Expected volatility	54.88%
Weighted-average fair value	¥1,015
JPN Plan 2002:
Risk-free interest rate	1.48%
Expected life	4.26 years
Expected dividends	5.07%
Expected volatility	31.53%
Weighted-average fair value	¥173

Treasury Stock Transactions

The Company’s board of directors approved a plan to purchase up to 5 million shares of the Company’s common stock in October 2001. In addition to this, in April 2002 the Company’s board of directors approved a plan to purchase additional 2 million shares, total up to 7 million shares. Under these plans, the Company repurchased 6,256,800 shares for ¥20,509 million. As the Japanese commercial code was amended, the Company’s shareholders approved new plan in June 2002 to purchase up to 9 million shares, which superseded the above plans approved by the Company’s board in October 2001 and April 2002 and subsequently, the Company repurchased 1,989,900 shares for ¥5,135 million up to March 31, 2003 from June 2002. For the year ended March 31, 2003, there were no shares reissued. When treasury shares are reissued, any excess of the average acquisition cost of the shares over the proceeds from reissuance will be charged to retained earnings.

19. Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2003 is as follows:

2003
Millions of Yen
Foreign currency translation adjustments:
Balance, beginning of year	¥757
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	85

Balance, end of year	¥842

Net unrealized gains (losses) on securities available-for-sale:
Balance, beginning of year	¥(211)
Net decrease	159

Balance, end of year	¥(52)

Total accumulated other comprehensive income:
Balance, beginning of year	¥546
Adjustments for the year	244

Balance, end of year	¥790

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Pretax amount	Tax (expense) or benefit	Net of tax amount
	Millions of Yen
2003
Foreign currency translation adjustments	¥85	¥—	¥85
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(21)	30	9
Less: reclassification adjustment for (gains) or losses included in net income (loss)	253	(103)	150

Net unrealized losses	232	(73)	159

Other comprehensive income	¥317	¥(73)	¥244

20. Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at March 31, 2003 were as follows:

2003
Millions of Yen
Forward exchange contracts:
To sell foreign currencies	¥10,484

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency losses of ¥147 million arising from these forward exchange contracts at March 31, 2003 were included in earnings under the caption Other, net in the accompanying consolidated statements of operations. Foreign exchange net gains and (losses), including those on these forward exchange contracts, for the year ended March 31, 2003 were ¥450 million.

Effects of exchange rate changes subsequent to March 31, 2003 on fair value of those forward exchange contracts have not been significant as of the reporting date.

21.	Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at March 31, 2003 are as follows:

	2003
	Carrying amount	Estimated fair value
	Millions of Yen
Nonderivatives:
Investment in marketable securities	¥189	¥189
Long-term debt, including current installments	(60,540)	(59,163)
Derivatives:
Foreign exchange forward contracts:
Assets	18	18
Liabilities	(165)	(165)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

22. Supplemental Disclosures to Consolidated Statements of Cash Flows

2003
Millions of Yen
Cash paid during the year for:
Interest	¥886
Income taxes	17,117
Cash acquisitions of new subsidiaries:
Fair value of assets acquired	688
Liabilities assumed	(239)
Goodwill	—
Minority interest	—
Cash paid, net of cash acquired	449
Cash sale of all shares in a subsidiary:
Assets transferred	2,018
Liabilities transferred	(489)
Gain on sale of subsidiary shares	552
Cash proceeds received, net of cash transferred	2,081
Property acquired under capital leases during the year	3,296

23. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following five business segments:

•	Computer & Video Games (former Consumer Software)—production and sale of home-use video game software

•	Exercise Entertainment (former Health and Fitness)—operation of health and fitness clubs

•	Toy & Hobby (former Character Products)—production and sale of character related products

•	Amusement (former Amusement Content)—manufacture and sale of amusement arcade games and token-operated games

•	Gaming (former Gaming Content)—manufacture and sale of gaming machines for overseas market

“Other” includes operations of amusement facility and real estate management services provided primarily to subsidiaries.

During the year ended March 31, 2003, Konami renamed each of its business segments in order to clarify the operations of each segment. Former “Consumer Software” became “Computer & Video Games”, former “Health and Fitness” became “Exercise Entertainment”, former “Character Products” became “Toy & Hobby”, former “Amusement Content” became “Amusement” and former “Gaming Content” became “Gaming”.

In May 2002, Konami sold its amusement facility operation business, which was a part of the Other segment, to a third-party purchaser.

In the fourth quarter ended March 31, 2003, Konami transferred its fitness equipment business from the Amusement segment to the Exercise Entertainment segment and its token-operated game machine business from the Gaming segment to the Amusement segment.

The following table summarizes revenue, operating income (loss), total assets, depreciation and amortization and capital expenditures by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP for fiscal periods beginning after March 31, 2002. Such reports were previously prepared based on Japanese GAAP. Accordingly, results for the previous fiscal years have been restated based on U.S. GAAP.

Operations in Different Industries

(1)	Revenue and operating income (loss)

Year Ended March 31, 2003	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥78,437	¥45,887	¥33,105	¥8,215	¥2,122	¥253,657	—	¥253,657
Intersegment	1,585	88	61	1,200	—	3,398	6,332	¥(6,332)	—

Total	87,476	78,525	45,948	34,305	8,215	5,520	259,989	(6,332)	253,657
Operating expenses	73,489	127,937	29,319	27,035	8,384	6,330	272,494	3,033	275,527

Operating income (loss)	¥13,987	¥(49,412)	¥16,629	¥7,270	¥(169)	¥(810)	¥(12,505)	¥(9,365)	¥(21,870)

Intersegment revenues primarily consists of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming, sales of hardware and components from Amusement to Computer & Video Games and Exercise Entertainment, and administrative services provided by shared-service subsidiaries included in Other. Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and expenses for corporate headquarters.

As discussed in Note 9, an impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Exercise Entertainment segment for the year ended March 31, 2003.

(2)	Total assets, depreciation and amortization and capital expenditures

Year Ended March 31, 2003	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Assets	¥79,494	¥102,433	¥11,759	¥23,240	¥10,513	¥18,980	¥246,419	¥31,831	¥278,250
Depreciation and amortization	1,774	7,736	60	789	419	376	11,154	825	11,979
Capital expenditures	838	6,868	555	272	258	3,690	12,481	5,438	17,919

Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and assets for corporate headquarters, which primarily consist of cash and financial assets.

Operations in Geographic Areas

Year Ended March 31, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Assets	¥277,637	¥18,787	¥13,715	¥4,281	¥314,420	¥(36,170)	¥278,250

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located.

As discussed in Note 9, an impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

24. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥607 million as of March 31, 2003.

25. Subsequent Events

Not applicable.

(v) Schedules of Consolidated Financial Statements

Schedule of Bonds

Stated at Note 13 of Notes to Consolidated Financial Statements.

Schedule of Debts

Stated at Note 13 of Notes to Consolidated Financial Statements.

Schedule of Valuation Allowance

Year ended March 31, 2003	Balance at end of previous fiscal year	Increase in current fiscal year	Decrease in current fiscal year	Balance at end of current fiscal year
	(Millions of yen)
Allowance for bad debts (Note)
Trade notes and accounts receivable	636	429	89	976
Lease deposits	4,137	—	—	4,137

5. Other

Not applicable.

2. Non-consolidated Financial Statements

(i) Non-consolidated Balance Sheets (Unaudited)

	March 31, 2002		March 31, 2003
	(Millions of yen)
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	36,389		31,976
Trade notes receivable	163		37
Trade accounts receivable (Note 2)	35,383		30,068
Finished products	409		2,008
Raw materials and supplies	1,133		1,000
Work in process	2,702		2,409
Advances (Note 2)	2,445		3,144
Prepaid expenses	1,791		1,590
Short-term loans to subsidiaries	8,400		12,797
Other accounts receivable	—		5,599
Refundable income taxes	—		1,789
Deferred tax assets	4,740		12,099
Other	629		692
Allowance for bad debts	(13)		(407)

Total current assets	94,176	45.1	104,806	56.1

FIXED ASSETS:
Tangible fixed assets (Note 1)
Buildings	4,636		4,379
Structures	114		88
Machinery	4		0
Transportation equipment	16		10
Tools and fixtures	778		1,023
Land	3,488		3,488

Total tangible fixed assets	9,038	4.3	8,991	4.8
Intangible fixed assets
In-house software	1,152		1,379
Other	26		27

Total intangible fixed assets	1,178	0.6	1,407	0.8
Investments and other assets
Investment securities	553		675
Investments in subsidiaries and affiliates	101,297		65,544
Long-term prepaid expenses	50		11
Lease deposits	1,719		2,386
Deferred tax assets	834		2,801
Receivables from customers in bankruptcy proceedings	—		73
Other	46		44
Allowance for bad debts	—		(73)

Total investments and other assets	104,501	50.0	71,463	38.3

Total fixed assets	114,719	54.9	81,862	43.9

TOTAL ASSETS	¥208,896	100.0	¥186,668	100.0

	March 31, 2002		March 31, 2003
	(Millions of yen)
		%		%
LIABILITIES AND SHARHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade notes payable	7,856		6,091
Trade accounts payable (Note 2)	9,146		10,217
Other accounts payable	1,938		1,617
Accrued expenses	2,242		3,518
Short-term borrowings	—		11,852
Income taxes payable	6,387		15
Notes payable for capital expenditures	14		—
Other	545		354

Total Current liabilities	28,130	13.4	33,667	18.0
LONG-TERM LIABILITIES:
Straight bonds	45,000		45,000
Liability for directors’ retirement benefits	1,346		1,353
Allowance for loss incurred by subsidiaries	1,430		1,430
Long-term deposits received	414		110

Total long-term liabilities	48,191	23.1	47,893	25.7

Total liabilities	76,322	36.5	81,560	43.7

SHAREHOLDERS’ EQUITY:
Common Stock (Note 3)	47,398	22.7	—	—
Additional Paid-in Capital	47,106	22.6	—	—
Legal Reserve	2,163	1.0	—	—
Retained Earnings	50,907	24.4	—	—
Voluntary earned surplus	42,107		—
Reserve for advanced depreciation	212		—
General reserve	41,894		—
Unappropriated earned surplus	8,800		—
Treasury Stock	(15,003)	(7.2)	—	—

Total shareholders’ equity	132,573	63.5	—	—

SHAREHOLDERS’ EQUITY:
Common Stock (Note 3)	—	—	47,398	25.4
Additional Paid-in Capital	—	—	47,106	25.2
Retained Earnings	—	—	36,265	19.4
Legal Reserve	—		2,163
Voluntary earned surplus
Reserve for advanced depreciation	—		207
General reserve	—		44,094
Unappropriated earned surplus	—		(10,200)
Treasury Stock (Note 5)	—		(25,662)	(13.7)

Total shareholders’ equity	—	—	105,107	56.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥208,896	100.0	¥186,668	100.0

(ii) Non-consolidated Statements of Income (Unaudited)

	Year ended March 31, 2002		Year ended March 31, 2003
	(Millions of yen)
		%		%
Net Revenues (Note 1)	¥123,283	100.0	¥130,186	100.0
Cost of revenues (Note 1)	97,690	79.2	101,304	77.8
Finished goods, beginning of year	504		409
Purchases	21,868		31,666
Cost of goods manufactured	69,229		63,839
Less:
Transfer to other accounts (Note 2)	(26)		(5)
Finished goods, end of year	(409)		(2,008)
Royalty expenses (Note 3)	6,525		7,403

Gross Profit	25,592	20.8	28,881	22.2
Selling, General and Administrative Expenses (Note 4, 5)	14,508	11.8	17,303	13.3

Operating Income	11,083	9.0	11,577	8.9
Non-operating income	1,485	1.2	2,843	2.2
Interest income	47		30
Dividend income (Note 1)	981		2,329
Rental income	6		—
Foreign exchange gains	243		—
Other	207		483
Non-operating Expenses	776	0.6	1,352	1.0
Interest expenses	—		6
Bond interest expenses	325		400
Bond issue expenses	318		—
Bad debt expenses	20		—
Foreign exchange losses	—		25
Related expenses for NYSE listing	—		284
Other	110		635

Ordinary Income	11,792	9.6	13,068	10.1
Extraordinary Income	3,049	2.5	5,742	4.4
Gain on sale of investments in subsidiaries (Note 8)	1,754		1,769
Gain on transfer of a business (Note 9)	—		3,972
Gain on transfer of intellectual property rights	149		—
Gain on transfer of a business of a subsidiary	1,145		—
Extraordinary Losses	874	0.7	39,401	30.3
Loss on sale and disposal of fixed assets (Note 6)	31		169
Valuation loss of investment securities	—		115
Valuation loss of investments in subsidiaries (Note 7)	843		106
Loss on sale of investments in subsidiaries (Note 10)	—		39,010

Income (Loss) before Income Taxes	13,967	11.4	(20,590)	(15.8)
Income Taxes	5,291	4.3	9.306	7.1
Current	7,612		15
Deferred	(2,320)		(9,321)

Net Income (Loss)	8,675	7.1	(11,284)	(8.7)
Unappropriated earned surplus carried forward	3,600		3,042
Interim cash dividends	3,475		2,289
Increase in retained earnings from acquisition following a corporate split	—		331

Unappropriated Earned Surplus	¥8,800		¥(10,200)

Statement of Cost of Goods Manufactured (Unaudited)

	Year ended March 31 , 2002		Year ended March 31, 2003
	(Millions of yen)
		%		%
1 Material cost	¥43,742	62.3	¥38,681	60.9
2 Contract processing cost	1,033	1.5	865	1.4
3 Labor cost	762	1.1	660	1.0
4 Overhead cost (Note 2)	1,009	1.4	1,033	1.6
5 Production cost (Note 3)	23,712	33.7	22,310	35.1

Total manufacturing cost for the year	70,260	100.0	63,551	100.0
Work in process, beginning of year	1,678		2,702
Less:
Work in process, end of year	(2,702)		(2,409)
Transfer to other accounts	(6)		(5)

Cost of goods manufactured	¥69,229		¥63,839

Notes:

1.	Process costing is applied to calculate cost of products other than production cost which is calculated by job-order costing.
2.	Major portion of overhead cost is follows:

	Year ended March 31, 2002	Year ended March 31, 2003
	(Millions of yen)
Depreciation expense	¥202	¥581
External service fee	164	210
Supplies expense	512	23

3.	Major portion of production cost consists of the following:

	Year ended March 31, 2002	Year ended March 31, 2003
	(Millions of yen)
Personnel expense	¥3,627	¥3,216
Depreciation expense	326	258
Contract production expense	16,185	16,787
Other	3,572	2,047

Total	¥23,712	¥22,310

(iii) Proposed Appropriation Plan of Earned Surplus (Unaudited)

	June 20, 2002 Date of general shareholders’ meeting	June 19, 2003 Date of general shareholders’ meeting
	(Millions of yen)
Unappropriated earned surplus at year-end	¥8,800	¥(10,200)
Reversal of general reserve
(Reversal of reserve for advanced depreciation)	5	5
(Reversal of general reserve)	—	20,000
Appropriations
Cash dividends	3,360	4,216
Directors’ bonuses	202	—
Voluntary earned surplus
(Reserve for advanced depreciation)	—	4
(General reserve)	2,200	—

Unappropriated earned surplus carried forward	¥3,042	¥5,583

Note:

1.	Reversal of reserve for advanced depreciation was calculated with tax effect based on the special taxation measures law.
2.	Reserve for advanced depreciation was appropriated due to the amendments of local tax laws in Japan.

Summary of Significant Accounting Policies

1. Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. Unrealized gains and losses on those securities are reported in the shareholders’ equity and the cost of securities sold is determined by the moving average method.

2. Derivative Financial Instruments

Derivative financial instruments are stated at fair value.

3. Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

4. Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

Long-term prepaid expenses are amortized on a straight-line basis.

5. Foreign Currency Translation

For the year ended March 31, 2003, Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rate as of the balance sheet date, and the translation gains and losses are credited or charged to income.

6. Provisions

(a)	Allowance for bad debts

Generally, allowance for bad debts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(b)	Allowance for retirement benefits (Prepaid pension expense)

Allowance for retirement benefits to be paid to employees is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end.

Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 13 years on a straight-line basis.

(c)	Liability for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of the balance sheet date is reserved as liability.

(d)	Allowance for loss incurred by subsidiaries

Allowance for loss incurred by subsidiaries is provided at the amount determined based on its financial condition.

7. Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

8. Other significant matters

(a)	Consumption tax

Consumption tax is excluded from the stated amount of revenue and expenses.

(b)	Treasury stock and reversal of legal reserve

The Company adopted Accounting Standards Board Statement No.1, “Accounting Standard on Treasury Stock and Reversal of Legal Reserve”, issued by Accounting Standards Board of Japan from the year ended March 31, 2003, and the adoption did not have a material effect on the Company’s results of operations. The Company reflected certain reclassification on the balance sheet as of March 31, 2003 to conform to the new standard.

(C)	Per share data

The Company adopted the Financial Accounting Standards No.2, “Accounting Standards for Earnings Per Share” and Financial Accounting Standards Implementation Guidance No.4, “Implementation Guidance for Accounting Standard for Earnings Per Share.” There was no effect in connection with adoption of these accounting standards. See “Note to per share data” for further information.

Change in Presentation of Non-consolidated Financial Statements

Non-consolidated Balance Sheets

“Other accounts receivable” at March 31, 2003 is separately stated in the balance sheet although it had been included in “Other” in the previous year (¥236 million at March 31, 2002).

Notes to Non-consolidated Financial Statements

Notes to Non-consolidated Balance Sheets

1.	Accumulated depreciation of tangible fixed assets is \6,782 million and \7,143 million for the years ended March 31, 2002 and 2003, respectively.

2.	Assets and liabilities to subsidiaries and affiliated companies other than the separately stated accounts are as follows:

	March 31, 2002	March 31, 2003
	(Millions of yen)
Trade accounts receivable	¥34,905	¥29,740
Advances	1,895	3,134
Trade accounts payable	2,208	2,728

3.	Number of shares at year-end is as follows:

	March 31, 2002	March 31, 2003
	(Thousands of shares)
Shares authorized	450,000	450,000
Shares issued and outstanding	128,737	128,737

4.	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:

	March 31, 2002		March 31, 2003
	(Millions of yen)
Konami Capital, Inc.	¥2,398		—
Konami Gaming, Inc.	1,830		¥1,607
	(USD 13.74 million	)	(USD13.375 million	)
Konami of America, Inc.	319		—
	(USD 2.4 million	)

Total	¥4,548		¥1,607

5.	Treasury stock at March 31, 2003 is 8,253,191 shares.

Notes to Non-consolidated Statements of Income

1.	Non-consolidated statements of income include inter-company transactions as follows:

	Year ended March 31, 2002	Year ended March 31, 2003
	(Millions of yen)
Net sales	¥117,709	126,800
Purchases	34,930	40,580
Dividend income	981	2,329

2.	Transfer to other accounts represents the transfer of ¥26 million and ¥5 million to selling, general and administrative expenses for the year ended March 31, 2002 and March 31, 2003, respectively.

3.	Royalty expenses consist of the royalties paid in relation to manufacturing and sales activities by Computer & Video Games, Toy & Hobby, Amusement and Gaming segment.

4.	Major portion of selling, general and administrative expenses consists of the following:

Year ended March 31, 2002
(Millions of yen)
Directors’ fee	¥768
Advertising expenses	2,187
Salary expenses	2,633
Depreciation expense	697
Rental expenses	1,882
Commissions	1,642
Addition to allowance for bad debts	11

Selling expenses portion	15.8%
General and administrative expenses portion	84.2%

Year ended March 31, 2003
(Millions of yen)
Advertising expenses	¥4,080
Salary expenses	2,911
Depreciation expense	864
Rental expenses	2,089
External service fee	2,597
Bad debt expenses	990
Addition to allowance for bad debts	272

Selling expenses portion	23.8%
General and administrative expenses portion	76.2%

5.	General and administrative expenses include research and development expenses of ¥87 million and ¥347 million for the years ended March 31, 2002 and 2003, respectively.

6.	Loss on sale and disposal of fixed assets consists of the following:

Year ended March 31, 2002
(Millions of yen)
Disposal of buildings	¥9
Disposal of tools and fixtures	22

Total	¥31

Year ended March 31, 2003
(Millions of yen)
Disposal of buildings	¥62
Disposal of structures	9
Disposal of machinery	2
Sale and disposal of tools and fixtures	94

Total	¥169

7.	Major portion of valuation loss of investments in subsidiaries consists of the following:

	Year ended March 31, 2002	Year ended March 31, 2003
	(Millions of yen)
Konami Computer Entertainment Kobe, Inc.	¥693	—
Konami School, Inc.	—	¥106

8.	Gain on sale of investments in subsidiaries consists of the following:

	Year ended March 31, 2002	Year ended March 31, 2003
	(Millions of yen)
Konami Computer Entertainment Tokyo, Inc.	¥1,754	—
Konami Computer Entertainment Studios, Inc. (Sold to Konami Computer Entertainment Osaka, Inc.)	—	¥1,769

9.	Gain on transfer of a business to a subsidiary of ¥3,972 million represents the gain arising from the transfer of the liquid crystal display business to a consolidated subsidiary, KPE, Inc.

10.	Loss on sale of investments in subsidiaries of ¥39,010 million represents the loss incurred by the sale of shares of Konami Sports Corporation to Konami Sports Life Corporation as a step toward changing the Company’s corporate structure by reorganizing into a pure holding company.

Leases

Finance leases other than those that deem to transfer ownership of leased property to the lessee:

The amount of obligation and depreciation under finance leases for the year ended March 31, 2002 was calculated by the effective interest method which excludes the imputed interest portion although it had been calculated by the method which includes the imputed interest portion.

1.	Acquisition cost, accumulated depreciation, and ending balance of leased assets

	March 31, 2002			March 31, 2003
	Acquisition cost	Accumulated depreciation	Ending balance	Acquisition cost	Accumulated depreciation	Ending balance
	(Millions of yen)
Transportation equipment	¥8	¥3	¥5	¥8	¥6	¥1
Tools and fixtures	1,213	549	664	1,590	999	591

Total	¥1,222	¥553	¥669	1,599	1,006	593

2.	Obligations under finance leases

	March 31, 2002	March 31, 2003
	(Millions of yen)
Due within one year	¥412	370
Due after one year	286	251

Total	¥699	622

3.	Lease payments, depreciation expense and interest expense

	Year ended March 31, 2002	Year ended March 31, 2003
	(Millions of yen)
Lease payments	¥411	¥472
Depreciation expense	395	452
Interest expense	20	19

4.	Depreciation expense is calculated according to the straight-line method with lease term as useful life and salvage value of zero.

5.	Interest expense is defined as the difference between total lease payment and equivalent of acquisition cost, and allocated using the effective interest method to each period.

Investment Securities

Investments in subsidiaries and affiliated companies which have fair value.

	March 31, 2002			March 31, 2003
	Balance sheet amount	Fair value	Differences	Balance sheet amount	Fair value	Differences
	(Millions of yen)
Investments in subsidiaries	¥70,327	¥91,364	¥21,036	¥1,312	¥49,262	¥47,950
Investments in affiliated companies	11,905	23,076	11,171	12,194	18,251	6,057

Total	¥82,233	¥114,441	¥32,208	¥13,506	¥67,514	¥54,008

Income Taxes

1.	Major portion of deferred tax assets and deferred tax liabilities consists of the following:

March 31, 2002
(Millions of yen)
Deferred tax assets:
Enterprise taxes payable	¥576
Liability for directors’ retirement benefits	565
Allowance for loss incurred by subsidiaries	600
Valuation loss of investments in subsidiaries	354
Accrued expenses	179
Inventories	3,982
Other	394

Sub total	6,653
Less: Valuation allowance	(903)

Total deferred tax assets	¥5,750
Deferred tax liabilities:
Reserve for advanced depreciation	(150)
Other	(25)

Total deferred tax liabilities	¥(175)

Deferred tax assets—net	¥5,575

March 31, 2003
(Millions of yen)
Deferred tax assets:
Liability for director’s retirement benefits	¥550
Allowance for loss incurred by subsidiaries	582
Accrued expenses	1,452
Inventories	5,472
Net operating loss carryforwards	7,414
Other	499

Sub total	15,971
Less: Valuation allowance	(715)

Total deferred tax assets	¥15,255
Deferred tax liabilities:
Reserve for advanced depreciation	(141)
Other	(212)

Total deferred tax liabilities	¥(354)

Deferred tax assets—net	¥14,900

2.	A reconciliation between the statutory tax rate and the effective tax rate is omitted for the year ended March 31, 2003 since the Company had loss before income taxes.

3.	Pursuant to the Amendments to the Local Tax Laws of 2003, the capital-based enterprise tax on corporation will become effective from the fiscal year commencing on or after April 1, 2004, which will lower the statutory tax rate from 42.0% to 40.7% for the income-based enterprise tax on corporation. This change is expected to have no material effect on our financial statements.

Per share data

	March 31, 2002	March 31, 2003
	(Yen)
Net assets per share	¥1,029.80	¥872.38
Net income (loss) per share	67.96	(92.82)
	No diluted net income per share data was stated because Konami did not have stock subscription rights outstanding that will be potentially dilutive in future period. The per share data for the fiscal year is calculated by dividing net income or net assets by the number of outstanding shares excluding treasury stock in accordance with amendments of the Regulation concerning Financial Statements.	No diluted net income per share data was stated because Konami had net loss in fiscal 2003. No diluted net income per share data was stated because Konami had net loss in fiscal 2003. Konami adopted the Financial Accounting Standards No.2, “Accounting Standards for Earnings Per Share” and Financial Accounting Standards Implementation Guidance No.4, “Implementation Guidance for Accounting Standard for Earnings Per Share.” There was no effect in connection with adoption of these accounting standards.

Note: The basic information for net loss per share data consists of the following:

March 31, 2003
Net loss (Millions of yen)	11,284
Not related to common stock (Millions of yen)	—
Related to common stock (Millions of yen)	11,284
Weighted-average common share outstanding (Thousand shares)	121,572
Type of stock acquisition rights	1
Number of stock acquisition rights	17,879
For further information see Section 4. Conditions of Reporting Company, 1. Condition of Shares, etc., (2) Condition of Stock Acquisition Rights, etc.

Subsequent events

Not applicable

(iv)	Schedules

Schedule of Marketable Securities

As the amounts of marketable and investment securities each total less than one-hundredth of the total amount of property, the schedules for those securities are omitted pursuant to the provisions of Article 121 of the Financial Statements Regulations.

Schedules of Tangible Fixed Assets, etc.

	Balance at end of previous fiscal year	Increase in current fiscal year	Decrease in current fiscal year	Balance at end of current fiscal year	Accumulated amounts of depreciation or amortization at end of current fiscal year	Amount of depreciation for current fiscal year	Net balance at end of current fiscal year
	(Millions of yen)
Tangible fixed assets:
Buildings	8,436	191	172	8,454	4,075	423	4,379
Structures	395	0	25	369	280	17	88
Machinery	14	0	8	6	6	0	0
Transportation equipment	57	0	6	51	40	38	10
Tools and fixtures	3,427	1,061	724	3,764	2,741	1,486	1,023
Land	3,488	0	0	3,488	—	—	3,488

Total tangible fixed assets	15,820	1,252	938	16,135	7,143	1,965	8,991
Intangible assets:
In-house software	1,842	971	92	2,721	1,341	655	1,379
Other	45	2	0	47	19	1	27

Total intangible fixed assets	1,887	973	92	2,768	1,361	656	1,407
Long-term prepaid expenses	108	—	0	107	97	38	11
Deferred assets	—	—	—	—	—	—	—

Schedule of Shareholders’ Equity, etc.

		Balance at end of previous fiscal year	Increase in current fiscal year	Decrease in current fiscal year	Balance at end of current fiscal year
Shareholders’ Equity (millions of Yen)		47,398	—	—	47,398
Issued stock among shareholders’ equity	Common stock Note 1. (thousands of shares)	128,737	—	—	128,737
	Common Stock (millions of Yen)	47,398	—	—	47,398

	Total (thousands of shares)	128,737	—	—	128,737
	Total (millions of Yen)	47,398	—	—	47,398

Additional Paid-in Capital and Retained Earnings	Additional Paid-in Capital
	Paid-in capital in excess of par (millions of Yen)	47,106	—	—	47,106

	Total (millions of Yen)	47,106	—	—	47,106

Legal Reserve and Voluntary Earned Surplus	Legal Reserve (millions of Yen)	2,163	—	—	2,163
	Voluntary earned surplus
	Reserve for advanced depreciation Note 2. (millions of Yen)	212	—	5	207
	General Reserve Note 2. (millions of Yen)	41,894	2,200	—	44,094

	Total (millions of Yen)	44,271	2,200	5	46,465

Notes:

1.	The number of treasury stocks at the end of the current fiscal year totaled 8,253,191.
2.	The increases and decreases in the current fiscal year resulted from the appropriation of retained earnings upon settlement of the previous fiscal year.

Allowance Schedule

	Balance at end of previous fiscal year	Increase in current fiscal year	Decrease in current fiscal year (used for the purpose)	Decrease in current fiscal year (for other purpose)	Balance at end of current fiscal year
	(Millions of yen)
Allowance for bad debts (Note)	13	480	—	13	480
Liabilities for directors’ retirement benefits	1,346	6	—	—	1,353
Allowance for loss incurred by subsidiaries	1,430	—	—	—	1,430

Note:	“Decrease in the current fiscal year (for other purpose)” is a laundered amount calculated based on the actual ratio of bad debt loss incurred.

(2)	Description of Principal Assets and Liabilities

(i)	Current Assets

1) Cash and Deposits

Amount (millions of yen)
Cash	4
Deposits
Checking accounts	1,013
Ordinary accounts	30,799
Postal savings	4
Special deposits	155

Subtotal of deposits	31,972
Total	31,976

2) Trade Notes

Counterparty	Amount (millions of yen)	Due date	Amount (millions of yen)
Takara Co., Ltd.	36	Due in April 2003	21
Sony Corporation	1	Due in May 2003	15
		Due in June 2003	1

Total	37	Total	37

3) Accounts Receivable

(a) Breakdown for each counterparty

Counterparty	Amount (millions of yen)
Konami Marketing Japan, Inc.	12,037
Konami of America Inc.	8,221
Konami of Europe GmbH	4,287
Konami Parlor Entertainment, Inc.	4,262
Konami Marketing Europe Ltd.	189
Other	1,070

Total	30,068

(b) Condition of Arrears

Balance at beginning of current term (millions of yen)	Accounts receivable accrued during current term (millions of yen)	Accounts receivable collected during current term (millions of yen)	Balance at end of current term (millions of yen)	Rate of collection (%)		Period of arrears (Days)
(A)	(B)	(C)	(D)	(C) (A) + (B)	× 100	(A) + (D) 2 (B) 365
35,383	133,718	139,033	30,068	82.21		89.32
Note:	The amounts of accounts receivable accrued and collected during the current term include consumption tax, etc.

4) Products

Amount (millions of yen)
Game software products	916
Toy & hobby products	815
Amusement machines	276
Exertainment products	0
Other	0

Total	2,008

5) Raw Materials

Amount (millions of yen)
Semiconductor material	474
Electronic components	150
Printed board	23
Other	351

Total	1,000

6) Products in Process

Amount (millions of yen)
Amusement machines	1,897
Toy & hobby products	319
Game software products	49
Exertainment products	19
Other	123

Total	2,409

7) Short-term Loans to Subsidiaries

Name of subsidiary	Amount (millions of yen)
Konami Real Estate, Inc.	11,816
Konami Computer Entertainment Studios, Inc.	477
Konami Services, Inc.	213
Other	291

Total	12,797

8) Deferred Income Taxes

Amount (millions of yen)
Deferred income taxes reported to current assets	12,099
Deferred income taxes reported to fixed assets	2,801

Total	14,900

(ii)	Fixed Assets

1) Investments in Affiliates

Name of affiliate		Amount (millions of yen)
Investments in Subsidiaries	Konami Marketing Japan, Inc.	1,364
	Konami Real Estate, Inc.	676
	Konami Computer Entertainment Osaka, Inc.	331
	Konami Computer Entertainment Tokyo, Inc.	381
	Konami Computer Entertainment Japan, Inc.	600
	Konami Parlor Entertainment, Inc.	1,920
	Konami Sports Life Corporation	30,606
	Konami Corporation of America	11,495
	Konami Corporation of Europe B.V.	1,631
	Konami Australia Pty Ltd.	1,661
	Konami Software Shanghai, Inc.	215
	Konami Mobile Online, Inc.	306
	Konami Marketing (Asia) Ltd.	309
	Other	1,146

	Subtotal	52,646

Investments in Affiliates	Takara Co., Ltd.	5,461
	Hudson Soft Co., Ltd.	6,733
	Genki Co., Ltd.	703

	Subtotal	12,897
	Total	65,544

(iii)	Current Liabilities

1) Trade Notes

Counterparty	Amount (millions of yen)	Due date	Amount (millions of yen)
Toppan Printing Co., Ltd.	1,184	Due in April 2003	1,992
Japan Amusement Agency	916	Due in May 2003	1,409
Harumi Co., Ltd.	573	Due in June 2003	1,320
Nisshin Industry Co., Ltd.	314	Due in July 2003	1,368
Kokushin Sangyo Co., Ltd.	163
Other	2,939

Total	6,091	Total	6,091

2) Accounts Payable

Counterparty	Amount (millions of yen)
Excel Co., Ltd.	2,397
Konami Computer Entertainment Japan, Inc.	899
Graphic Converting, Inc.	899
Konami Computer Entertainment Osaka, Inc.	549
Sony Disc Manufacturing	503
Other	4,969

Total	10,217

3) Short-term Borrowings

Lender	Amount (millions of yen)
Konami Marketing Japan, Inc.	6,463
Sumitomo Mitsui Banking Corporation	3,000
Konami Parlor Entertainment, Inc.	908
Konami Mobile Online, Inc.	486
Konami Music Entertainment, Inc.	470
Other	525

Total	11,852

(iv)	Fixed Liabilities

1) Bonds

Amount (millions of yen)
Series #3 0.70% per annum unsecured bonds due in September 2005	15,000
Series #4 0.92% per annum unsecured bonds due in September 2006	15,000
Series #5 1.05% per annum unsecured bonds due in September 2007	15,000

Total	45,000

(3) Other

(i)	Condition after Accounting Date

Not applicable.

(ii)	Important Lawsuit

Not applicable.

Section 6. Summary of Share Handling Affairs of the Company

Settlement Date	March 31

Ordinary General Meeting of Shareholders	within June

Period of Close of Shareholders’ Register	—

Record Date	March 31

Type of Share Certificates	10,000 / 1,000 / 100

Record Date for Interim Dividend	September 30

Number of Shares Per One Unit	100 shares

Transfer of Shares

Place of Handling	Head Office, UFJ Trust Bank Limited, 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Agent	UFJ Trust Bank Limited, 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Introducing Places	Branches of UFJ Trust Bank Limited across the country

Transfer Fee	None

Fee for Issuance of New Certificates	None

Purchase of Shares Less Than One Unit

Place of Handling	Head Office, UFJ Trust Bank Limited, 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Agent	UFJ Trust Bank Limited, 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Introducing Places	Branches of UFJ Trust Bank Limited across the country

Purchase Fee	None

Newspaper carrying official announcements	Nihon Keizai Shinbun

Privileges to Shareholders	Not applicable

Section 7. Reference Information on the Company

The Company submitted the following documents during the period from the first day of the current fiscal year to the date on which this Securities Report was filed.

1.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on April 11, 2002.

Period Covered (January 4, 2002 to April 3, 2002)

2.	Securities Report and Exhibits thereof

The Company submitted the securities report and exhibits thereof for the fiscal year (30th term) (April 1, 2001 to March 31, 2002) to the Director of the Kanto Finance Bureau on June 20, 2002.

3.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on July 5, 2002.

Period Covered (June 20, 2002 to June 30, 2002)

4.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on August 8, 2002.

Period Covered (July 1, 2002 to July 31, 2002)

5.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on September 2, 2002.

Period Covered (August 1, 2002 to August 31, 2002)

6.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on October 2, 2002.

Period Covered (September 1, 2002 to September 30, 2002)

7.	Securities Registration Statement (Certificate for Stock Acquisition Rights) and Exhibits thereof

The Company submitted the statements and exhibits to the Director of the Kanto Finance Bureau on October 8, 2002.

8.	Amendment to Securities Registration Statement

An amendment to the securities registration statement submitted on October 8, 2002.

The Company submitted the amendment to the Kanto Finance Bureau on October 16, 2002.

9.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on November 5, 2002.

Period Covered (October 1, 2002 to October 31, 2002)

10.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on December 2, 2002.

Period Covered (November 1, 2002 to November 30, 2002)

11.	Semi-annual Report

The Company submitted the semi-annual report for the 31st term (April 1, 2002 to September 30, 2002) to the

Director of the Kanto Finance Bureau on December 6, 2002.

12.	Extraordinary Report

The Company submitted an extraordinary report pursuant to Article 24-5, Paragraph 4 of the Securities Exchange Law and Article 19, Paragraph 2, Item 12 of the cabinet order concerning disclosure of company information, etc., to the Director of the Kanto Finance Bureau on December 19, 2002.

13.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on January 7, 2003.

Period Covered (December 1, 2002 to December 31, 2002)

14.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on February 4, 2003.

Period Covered (January 1, 2003 to January 31, 2003)

15.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on March 5, 2003.

Period Covered (February 1, 2003 to February 28, 2003)

16.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on April 2, 2003.

Period Covered (March 1, 2003 to March 31, 2003)

17.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on May 6, 2003.

Period Covered (April 1, 2003 to April 30, 2003)

18.	Report on Condition of Purchase of Treasury Stock Certificates

The Company submitted the report to the Kanto Finance Bureau on June 5, 2003.

Period Covered (May 1, 2003 to May 31, 2003)

PART 2. Information of Guarantor, etc. of the Company

Not applicable.

Annual

Report

2003	For the year ended March 31, 2003

PROFILE

KONAMI was founded in Osaka in 1969 by Kagemasa Kozuki, who is currently Chairman and CEO, and began manufacturing and selling amusement machines for arcades in 1973.

In the following years, we have added innovative businesses to our business portfolio. We currently have five main business segments. These business segments each play a part in forming an innovative corporate group that maintains industry-leading competitiveness and creates synergies.

In September 2002, we listed our shares on the New York Stock Exchange and in March 2003, celebrated our 30th anniversary, taking our first steps toward the next stage of evolution.

We are committed to making every moment of the lives of our customers special through the provision of products and services that are sources of surprise and enjoyment and that transform every scene of daily life into quality time, or into what we call “high quality life.” This spirit pervades all our computer and video game software, toy and hobby products, amusement products, casino gaming machines, and sports clubs. Redesigned in April 2003, our new logo also embodies this commitment. Moreover, we have embraced a new tagline to clarify our fundamental principles: “Bikkuri (Be Creative).” Bikkuri means surprise in Japanese. When people encounter something truly original, their natural response is surprise. This tagline expresses our desire to create original products and services that genuinely surprise customers. Most importantly, we hope to fully harness our revolutionary creativity, the primary source of our competitiveness, to achieve further growth.

Cautionary Statements With Respects to Forward-Looking Statements

Statements made in this report with respect to our current plans, estimates, strategies and beliefs, including any forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information that is currently available to it, and therefore, you should not place undue reliance on such statements. A number of important factors could cause actual results to be materially different from, and possibly worse than, those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally, mainly in our video game software business, card game business and gaming machine business, (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

CONSOLIDATED FINANCIAL HIGHLIGHTS (U.S. GAAP)

KONAMI CORPORATION and Consolidated Subsidiaries

Years ended March 31, 2001, 2002, and 2003

	Millions of Yen (except per share data)			Thousands of U.S. dollars (except per share data)
	2001 (Note 1)	2002	2003	2003
Income Statement Data:
Net revenues	¥171,481	¥225,580	¥253,657	$2,110,291
Cost of revenues	103,068	154,651	174,879	1,454,900
Impairment on goodwill and other intangible assets	—	—	47,599	395,998
Selling, general and administrative expenses	30,502	52,842	53,049	441,340

Operating income (loss)	37,911	18,087	(21,870)	(181,947)

Other income (expenses)—net	2,924	4,591	(226)	(1,880)

Income (loss) before income taxes (Note 2)	40,835	22,678	(22,096)	(183,827)
Income taxes	19,203	11,667	6,186	51,464
Minority interest in income (loss) of consolidated subsidiaries	420	364	(1,051)	(8,744)
Equity in net income (loss) of affiliated companies	356	755	(1,288)	(10,716)

Net income (loss)	¥21,568	¥11,402	¥(28,519)	$(237,263)

Basic and diluted net income (loss) per share	¥189.04	¥89.32	¥(234.58)	$(1.95)
Cash dividends per share (Note 3)	¥54.00	¥54.00	¥54.00	$0.44

Balance Sheet Data:
Total current assets	¥124,852	¥142,055	¥136,705	$1,137,313
Total assets	293,830	328,091	278,250	2,314,892
Total current liabilities	80,350	79,548	71,774	597,122
Total long-term liabilities	36,754	77,637	87,215	725,582
Total shareholders’ equity	145,151	134,990	90,406	752,130

Note: (1)	In February 2001, we acquired 54.64% of the outstanding shares of PEOPLE CO., LTD., a sports club operator in Japan, for ¥69,415 million in cash. The acquired company was then renamed Konami Sports Corporation. The assets, liabilities and results of operations of Konami Sports Corporation have been included in our consolidated financial statements since the acquisition date. See Note 2 to the consolidated financial statements.
(2)	Under U.S. GAAP, income before income taxes does not include equity in net income (loss) of affiliated companies.
(3)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.
(4)	The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan, and have been made at the rate of ¥120.20 to U.S.$1, the approximate exchange rate on March 31, 2003.

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FEATURE

Transforming KONAMI Into a Universally Admired Brand

Foster Wider Acceptance of KONAMI-branded Products

Across All Generations

A Wide Range of Content

In past years, we have created and marketed a steady stream of attractive products that have defined leading-edge amusement scenes. Today, however, a new world of entertainment is emerging. The content of individual fields within the entertainment industry, such as games, films, music, sports, toys, publishing and communications, are rapidly converging, driven by advances in digital technologies. The entertainment industry is certain to become still more sophisticated and diversified, given the possibility that education and fitness markets may be added to its fold. In this climate, we must seize these emerging opportunities to sustain growth. Executing sophisticated and diversified strategies, and building a stronger organization are imperatives. We are already taking steps to formulate a business model that will generate steady streams of earnings. Key to accomplishing this is skillfully managing four industry-leading strengths—our content production skills, marketing skills, financial strength, and brand value. Accurately identifying and comprehending new trends in the entertainment market will also be important. Through the creation of entertainment for all ages, genders and nationalities, we seek to run stable businesses that do not depend on any specific hit product.

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“High Quality Life”

We have achieved steady growth over the three decades since our founding by providing quality entertainment. We will continue to pursue our mission of creating a high quality of life for even more people.

On March 19, 1973, we started our first business—the leasing of jukeboxes. Our next business was manufacturing of arcade game machines. We then achieved rapid growth on the success of our game software for Nintendo’s Family Computer console. This period of robust growth laid the foundation for our organization today. The addition of the Toy & Hobby, Gaming and Exercise Entertainment Business Segments defines our organization today. In this manner, we have always striven to expand by staying on top of trends and creating entertainment with broad appeal. Our mission is to provide a higher quality of life for a growing audience around the world. Today, our businesses are steadily growing. In the future, we will diversify into new business domains in step with the latest market trends, promptly entering new markets. Our goal is to make the KONAMI brand synonymous with entertainment value and drive further growth.

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LETTER TO SHAREHOLDERS

Fiscal 2003, ended March 31, 2003, saw our listing on the New York Stock Exchange (NYSE)—a major milestone in our 30-year history. We are now placed in full view of the world’s most demanding investors, who expect the highest standard of disclosure. Our NYSE listing is extremely significant in light of our aspirations to expand worldwide, as it gives us greater recognition and diversified means of raising funds in the U.S. This listing will also enhance corporate governance throughout the KONAMI Group.

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Fiscal 2003 Review

In fiscal 2003, we booked an impairment loss on goodwill and identifiable intangible assets in the Exercise Entertainment Business. This reflected our transition from accounting principles and practices generally accepted in Japan (Japanese GAAP) to accounting principles generally accepted in the U.S. (U.S. GAAP) upon listing on the NYSE. Under U.S. GAAP, goodwill and identifiable intangible assets must be tested for impairment at the end of every fiscal year. KONAMI underwent an appraisal by an independent appraiser to determine the fair value of its goodwill and other intangible assets. We booked an impairment loss in fiscal 2003 pursuant to the findings of this appraisal.

Excluding the effect of this impairment loss, we recorded both increased sales and earnings in fiscal 2003. Net sales increased 12.4% year on year to ¥253,657 million, as we exceeded overall targets set at the beginning of the fiscal year. By segment, the Exercise Entertainment Business fell short of its target, but this was more than offset by the strong performance by the Toy & Hobby Business. We recorded a net loss for fiscal 2003 of ¥28,519 million, compared with net income of ¥11,402 million in the previous fiscal year, due to the impairment loss on goodwill and identifiable intangible assets mentioned earlier. Excluding the net loss due to the impairment loss, fiscal 2003 was a fruitful year for us—we paid dividends of ¥54 per share for the year to shareholders, unchanged from the previous year, and listed on the NYSE as planned.

A Unique Management Policy

We celebrated our 30th anniversary on March 19, 2003. This milestone highlighted a key management issue for the future—the importance of generating growing streams of reliable earnings from diverse entertainment businesses. This will help us avoid depending too heavily on any specific business for earnings, as we seek to reach the next stage of our evolution.

Stable and High Dividends

I believe that companies must consider the viewpoints of all stakeholders. This includes shareholders and other investors, end users, customers, employees and society at large. For all stakeholders, we are committed to remaining an exemplary corporate citizen, and we will continue to contribute to the development of the entertainment industry. At the same time, by providing quality time filled with excitement and inspiration to people of all ages, we hope to become a universally admired and respected company.

Our fundamental management policy emphasizes shareholder-focused management practices, with the emphasis on consistently paying a high level of dividends and increasing corporate value for shareholders. For the past three years, including our most recent fiscal year, we have paid dividends of ¥54 per share. Looking forward, our policy is to continue rewarding shareholders with high dividends.

5

Investing in Businesses Promising High Growth and Profitability

We will be actively making investments in fields promising high growth and profitability. In past years, our businesses have mainly targeted children and young men interested in video game software and arcade games. The youth market will continue to contract as low birth rates and the aging of society persist for the foreseeable future. Another challenge of this segment is staying on top of the fast-changing preferences of trend-sensitive young adults. The way forward lies in redefining ourselves as a universal entertainment company with a broad focus on many different generations and market segments. This policy will see us target senior citizens, women and other groups.

Our first promising initiative is the Exercise Entertainment Business. This business combines the operation of sports clubs and the manufacture of fitness machines. In Japan today, all generations are interested in looking good and feeling good. Senior citizens, in particular, are a promising source of demand for high value-added businesses, in view of the aging of society.

Entertainment-related businesses have unlimited potential, especially given the current debate over legalized casino gambling in Japan. The casino gaming market, which was previously centered on North America and Australia, is now expanding worldwide.

Transparent Management

Establishing strong internal controls and ensuring compliance with all laws and regulations are essential for upholding our high standards of transparent management. I am confident that senior management, including me, will always abide by the letter and spirit of the law. To uphold high ethical standards among our employees, who now number more than 4,300 employees, our Code of Business Conduct and Ethics was formulated to prevent any ethical breaches. We will also maintain fair and transparent disclosure to prove worthy of the trust of investors as a listed company on the NYSE. One key step was the establishment of the Disclosure Committee to audit the reliability of the information published through our disclosure program in April 2003.

Segment Business Strategies Focused on Synergies

In January 2003, we renamed and reclassified our business segments to more clearly delineate responsibilities for each business. This move gave us an organizational structure that maximizes our specialized expertise in each business and core competency. The number of segments remains unchanged at five. However, certain segments have been reclassified to better reflect frontline operations, taking into consideration the distinctive features of business domains. This change will give us the optimal organizational structure we need to execute our strategies.

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Five Business Segments

Name	Business activities
Computer & Video Games	Home-use video game software Video game software for mobile phones
Exercise Entertainment	Operation of sports clubs Exercise entertainment products
Toy & Hobby	Card games, character goods Electronic toys and candy toys
Amusement	Arcade video games Token-operated games LCD units
Gaming	Casino gaming machines

Our Approach to Global Game Software Markets

The Computer & Video Games Business Segment generates the largest portion of our consolidated net sales. We hold a market share of approximately 12% in the domestic home-use video game software market, but only an approximately 5% share of the European and U.S. markets. It is imperative, therefore, that we capture a greater share of overseas markets. Our strategy will entail creating a powerful lineup of brand titles that win acceptance throughout the world, entering the PC software business and taking other actions.

We have long advanced a multi-platform strategy that seeks to ensure steady earnings irrespective of the development of individual game platforms. We will continue to pursue a multi-genre strategy aimed at rolling out outstanding titles across diverse genres, involving three primary initiatives. The first is to sustain growth of brand titles that are set to win solid market acceptance, such as the METAL GEAR SOLID, WORLD SOCCER WINNING ELEVEN and Yu-Gi-Oh! series. The second is to develop new titles such as Boktai: The Sun is in Your Hand, KOROKKE! and MIRUMO DE PON!. The third initiative is to remake best-selling titles of past years such as TEENAGE MUTANT NINJA TURTLES and Castlevania. These initiatives will help us drive steady sales growth.

Capturing Synergies in the Exercise Entertainment Business Segment

The Exercise Entertainment Business Segment integrates the operation of sports clubs with the manufacture of fitness machines, activities that were previously classified under separate segments. This industry has entered a period of significant upheaval in Japan due to strong interest in health and beauty, low birth rates coupled with an aging population, and consolidation within the industry due to Japan’s protracted recession. This upheaval represents a significant opportunity for us.

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With an unrivaled market share of approximately 25% in Japan, our subsidiary Konami Sports Corporation is the driving force behind the Exercise Entertainment Business. As of March 31, 2003, Konami Sports’ network consisted of 238 sports clubs throughout Japan. By combining our expertise in entertainment and industry-leading health management skills, the Exercise Entertainment Business aims to provide exercise and relaxation programs that are fun and sustainable. This segment will take steps to improve customer service and provide customer-centric health and fitness services. Upgrading exercise entertainment machines is another priority. One example is the personal training log system, which displays training history and physiological data that is automatically stored in the databases of sports clubs. Another is the development of exercise entertainment machines that fuse our entertainment content in game software with fitness machines. By steadily increasing our experience and expertise in these areas, we will expand opportunities and provide innovative products and services.

Toy & Hobby Business Segment: Synergies Driven by Shared Content

The Toy & Hobby Business Segment mainly involves the manufacture and sale of card games, character goods, portable games, electronic toys and candy toys. This business offers significant opportunities for capturing synergies with other businesses, especially the Computer & Video Game Business. The long-standing success of the Yu-Gi-Oh! series is a good example. The goal is to establish ourselves as a solid brand in the markets of this segment. Key to accomplishing this will be maximizing the benefits of collaboration among the Toy & Hobby Business and other businesses, and developing quality toy and hobby products with outstanding performance and enjoyment.

Amusement Business Segment: Delivering New Games and Enjoyment

The Amusement Business is facing a contracting market partly due to diversifying entertainment preferences and the growing sophistication of home-use games. Nevertheless, we are producing highly successful arcade game machines such as e-AMUSEMENT. These products all share features that are industry-firsts and that can be enjoyed only at amusement arcades. Having created a huge sensation with music simulation games, we have the ability to spur growth in the entire amusement arcade market on our own.

The Potential of the Gaming Business as Entertainment

The global casino gaming machine market is estimated to be worth approximately ¥300 billion and has strong growth potential over the medium- and long-terms. The Gaming Business Segment has already captured approximately 20% of the Australian market for casino gaming machines in terms of unit sales. By capturing a greater share of the North American market, we aim to raise our global market share. We plan to break into markets in Europe, South Africa and South America, as casino gaming machine markets expand worldwide. The emergence of a new market in Japan is a possibility that holds considerable promise for the future.

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NYSE Listing Prompts Enhanced Disclosure

In 2002, restoring investor confidence became a top priority in the wake of several high profile accounting scandals in the U.S. There was some debate as to whether this was the right time for Japanese companies to be listing on the NYSE. However, in my view, the crisis in investor confidence made it all the more important that we proceed with our original plans. The interests of our non-Japanese shareholders, who represent more than 25% of our shareholder base, also needed to be considered. Listing on the NYSE allows them to trade our shares much more easily and helps us attract more U.S. investors. Proceeding with our listing plans was therefore essential. Coincidentally, the Sarbanes-Oxley Act was signed into law just as we listed on the NYSE. This new legislation has made enterprise risk management a vital priority for senior management, prompting senior management and our staff to work closely together on several fronts. One key action was the establishment of the Disclosure Committee. By upholding an unwavering commitment to fair and transparent disclosure, we aim to help restore investor confidence in capital markets.

KONAMI: A Strong and Admired Corporate Group

We look to sustain healthy growth irrespective of shifts in earnings in any single business. To accomplish this goal, we are strengthening our hand in diverse entertainment businesses and creating a framework where each business can maximize synergies to achieve higher success. There is another critical requirement. All of our businesses must create the kind of entertainment that inspires and excites people, thereby filling day-to-day living with quality time. The key to making this happen is creativity. We are focused on conducting businesses that maximize creativity. Building on this foundation, we will reinforce four elements indispensable to sustaining our growth into the future. The first is content production skills, the driving force behind attractive content. The second is marketing skills, which leverage an outstanding sales network flexible enough to sell game software produced by other companies. The third is our financial strength, which paves the way for the timely execution of business strategies. Fourth is our brand, a hallmark of excellence in entertainment value. This drive will transform us into an even stronger and more admired organization.

July 2003

Kagemasa Kozuki

Chairman of the Board and CEO

9

REVIEW OF OPERATIONS

Kazumi Kitaue Executive Corporate Officer, Computer & Video Games Business Segment

Computer & Video Games
Business Segment

The Computer & Video Games Business Segment develops, manufactures and sells video game software. We boast one of the industry’s most powerful software production forces. By providing products that are innovative and captivating, this business brings joy and excitement to customers worldwide. This business has started distributing content for mobile phones. There is a growing content distribution business in Japan, and similar operations have been started in Hong Kong and Taiwan.

In fiscal 2003, consolidated net sales in this segment decreased 2.9% to ¥87,476 million, operating income was down 23.8% to ¥13,987 million and the operating margin declined from 20.4% to 16.0%.

Market Environment

In Japan, the market for hardware platforms was characterized by slowing growth in sales of the current generation of platforms, including the PlayStation 2, Xbox, and Nintendo GameCube and Game Boy Advance. On the other hand, the greater platform penetration created solid demand for game software. In console platforms, the PlayStation 2 continued to post higher sales while the Game Boy Advance continued to dominate the handheld game category. New gaming formats such as games for mobile phones and online games are also emerging.

In Europe and North America, lowered prices of game consoles sparked enormous growth in sales of software. The result was record-high sales of game software in these regions.

A large number of new titles were introduced in every region during the fiscal year, causing customers to become even more selective. The result was an even greater gap between popular games and other titles. In this environment, companies having a large volume of highly appealing content that have the qualities customers want most have an enormous advantage.

Performance

During fiscal 2003, we launched a broad range of games in Japan and overseas, including titles covering sports, animation, original themes and other categories. Total shipments, including our distribution business, rose from last year’s 22.8 million to an all-time high of 23.7 million copies. Shipments of KONAMI titles increased from 20.3 million to 21.0 million copies while shipments in our distribution business of other companies’ games increased from 2.5 million to 2.7 million copies.

One notable trend of fiscal 2003 was the popularity of relatively low-priced titles. As a result, net sales and operating income were both below results in the prior fiscal year, when we launched METAL GEAR SOLID 2: SONS OF LIBERTY, a mega-hit title for the PlayStation 2 that sold more than 5 million copies worldwide. However, we did keep total shipments over the 20 million level for the second consecutive year, aided largely by the success of soccer games and the Yu-Gi-Oh! series.

In the soccer category, WORLD SOCCER WINNING ELEVEN 6 for the PlayStation 2 went on sale in Japan in April 2002. This game was very well received, becoming the first soccer game to sell more than one million copies. In October 2002, the European version of this game, Pro Evolution Soccer 2, another PlayStation 2 game, was launched. This title too passed the one million mark. Another success was recorded by WORLD SOCCER WINNING ELEVEN 6 FINAL EVOLUTION, which debuted in Japan in December 2002 and has thus far sold more than 700,000 copies. Paced by the strength of these titles, we sold 4.35 million copies of soccer games in all during the fiscal year.

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In the Yu-Gi-Oh! series, sales slowed in Japan as the immense surge in popularity that followed its initial release waned. At the same time, sales were much higher in North America, where this series of games has been available since March 2002. Repeat orders continued to be strong for two titles released in March 2002: Yu-Gi-Oh! Dark Duel Stories for the Game Boy Color and Yu-Gi-Oh! FORBIDDEN MEMORIES for the PlayStation. Shipments of each title topped the one million level. We recorded another million-seller with Yu-Gi-Oh! THE ETERNAL DUELIST SOUL, a Game Boy Advance game that went on sale in October 2002. Two games released in February 2003 are also recording strong sales: Yu-Gi-Oh! THE DUELIST OF THE ROSES for the PlayStation 2 and Yu-Gi-Oh! DUNGEON DICE MONSTERS for the Game Boy Advance. The result was total shipments of 4.6 million Yu-Gi-Oh! titles in North America. We started marketing this series in Europe in November 2002. Worldwide sales of the Yu-Gi-Oh! series, including Japan, North America and Europe, totaled 5.9 million copies in fiscal 2003.

We introduced a broad array of successful titles in categories other than soccer and Yu-Gi-Oh! as well. One was METAL GEAR SOLID 2: SUBSTANCE for the PlayStation 2, Xbox and PC platforms, a title that follows up on METAL GEAR SOLID 2, which recorded more than 5 million copies shipped worldwide in the prior fiscal year. As a result, total METAL GEAR SOLID series shipments were 1.9 million copies during fiscal 2003. There were also many new hit cartoon games, including HIKARU NO GO and THE PRINCE OF TENNIS. We also recorded strong sales of baseball games, the core of the sports game market, Contra, a revival of a previous title, and of mainstay titles such as Castlevania and Frogger.

As a result, consolidated segment sales decreased 2.9% to ¥87,476 million, operating income fell 23.8% to ¥13,987 million and the operating margin declined from 20.4% to 16.0%.

Outlook

We have a large storehouse of content covering many categories other than Yu-Gi-Oh! and soccer games, which were hugely popular in fiscal 2003. Popular games include original titles such as METAL GEAR SOLID, SILENT HILL and Suikoden, as well as baseball and other sports games, music simulation games and cartoon games, among others. We will continue to leverage our production infrastructure, one of the best in the industry, to build on existing content and sell these titles worldwide. We will also rapidly create and acquire new content to enlarge our pool of game titles. One highlight of fiscal 2004 will be the planned release of an updated version of TEENAGE MUTANT NINJA TURTLES, which was a huge hit in North America in the late 1980s and early 1990s.

By region, we will work to retain a large share of Japan’s game market, which is showing signs of maturity. As growth slows in Japan, we must capture a greater share of attractive overseas markets, particularly North America and Europe, if we are to continue to expand. With this in mind, we will be placing emphasis on bolstering our library of titles created mainly for users outside Japan.

To cut production costs, we will be making increasing use of external vendors as well as wholly owned subsidiary Konami Software Shanghai, Inc.

We already distribute content for mobile phones, which we view as an attractive platform for our content. In the current fiscal year, we will be working harder at expanding this content distribution business outside Japan. Online games are another target. As the market for these games takes shape, we will develop this business step by step. Through these measures, we plan to build a business model that is a reliable source of sales and earnings.

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Fumiaki Tanaka Executive Corporate Officer, Exercise Entertainment Business Segment

Exercise Entertainment

Business Segment

The Exercise Entertainment Business Segment operates sports clubs and produces and sells fitness machines and health products that make exercising more enjoyable. This business seeks to create new markets by offering ideas for enjoyable lifestyles where entertainment and exercise converge. Operations are conducted in a manner that effectively taps our expertise in entertainment and the health management skills of Konami Sports Corporation. From this stance, the Exercise Entertainment Business Segment is reexamining every aspect of the sports club and fitness industry to offer innovative ideas. In fiscal 2003, consolidated net sales increased 19.6% to ¥78,525 million and there was an operating loss of ¥49,412 million, ¥44,789 million more than the prior fiscal year’s loss.

Market Environment

The Japanese sports club market has consistently generated annual revenues of about ¥300 billion over the past few years. One notable trend is the number of mergers and alliances. Another is the increasing disappearance of relatively small-scale companies, operating only a few clubs, as they are absorbed by large companies. The persistent weakness of Japan’s economy is partly responsible for these events. At the same time, there is rising interest in fitness as Japan’s population ages. Especially significant is the surge in interest in sports clubs among middle-age and older individuals. Overall, there is much room for growth in the sports club market, as a much lower share of Japan’s population uses these clubs than in the United States and Europe.

One critical shortcoming of the sports club industry is the tendency to offer a generally identical selection of services. This lack of originality prevents clubs from offering services tailored to the needs of different age groups. There is an obvious need for fresh ideas for the operation of these clubs. And ongoing shifts in market dynamics indicate that companies able to cater to these needs will be rewarded.

In the market for fitness machines used in sports clubs, there has traditionally been a high reliance on products imported from Europe and North America. However, there is now a growing volume of machines developed in Japan to precisely address domestic market demands. Some models even have entertainment-based features. Overall, these events are taking the fitness machine market in new directions.

Performance

During fiscal 2003, Konami Sports Corporation continued to expand with the opening of 16 facilities, including clubs acquired from other companies. Among the additions were clubs in Oyama (Tokyo), Yachiyodai (Chiba), Moriguchi (Osaka) and Nishifunabashi (Chiba). On March 24, 2003, NISSAY ATHLETICS COMPANY became a wholly owned subsidiary of Konami Sports, adding five directly managed sports clubs.

At existing facilities, six were relocated to better locations in the same neighborhood or moved to a sports club purchased from another company. These actions helped create a network that is more appealing to customers. The combination of the opening of new clubs and retaining members gave Konami Sports a network of 238 clubs with about 850,000 members, far more than any competitor.

Actions were taken to create more powerful brands. On April 1, 2002, Sele and Freizeit clubs were integrated under the Eg-zas brand. And on October 1, 2002, we began operating clubs under the Undo-Jyuku brand to serve young people from toddlers to high school students. The goal is to use sports to facilitate the development of a sound mind and a sound body. This move gives Konami Sports three distinct brands: Eg-zas, Undo-Jyuku and GRANCISE, a chain of clubs that offer upscale services for business people.

Several new services and products were launched during the year. One was a personal trainer system, in which well-trained instructors provide one-on-one direction so that individuals can conduct training programs to meet specific goals. Another was the start of the first official i-mode Internet site in the sports club industry, Konami Sports Club. By disseminating information on these clubs and fitness-related subjects, the site is structured to make it even easier for customers to utilize a Konami Sports facility.

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In the fitness machine and health products sector, we developed and began selling the EZ series of “Exertainment” (Exercise and Entertainment) products that combine the functions of an exercise machine with an entertainment product. The series combines the functions of a full-fledged exercise machine with features that provide enjoyment. These next-generation machines meet the needs of individuals who want to become fit while having fun. Already in use at selected locations, this equipment has been very well received by customers. For the home fitness market, we introduced MARTIAL BEAT II, a martial arts fitness game for the PlayStation, and Aerobics Revolution, a full-fledged aerobics game for the PlayStation 2. These and other products are aimed at enabling people to enjoy exercising at home.

The result of these activities was a 19.6% increase in consolidated net sales to ¥78,525 million and an operating loss of ¥49,412 million, compared with an operating loss of ¥4,623 million in the previous fiscal year.

Outlook

The number of people who attend sports clubs in Japan is still well below the levels in Europe and the U.S. as a share of the total population. However, the number of new members of sports clubs in Japan is steadily increasing, with growth occurring chiefly among middle-age and older individuals who are becoming more conscious of the importance of staying healthy. In this environment, success will depend greatly on the ability to offer services that are innovative and highly appealing.

In the sports club sector, we will continue to open new locations. The resulting growth in market share and geographic coverage will yield a variety of competitive advantages. Along with this expansion, Konami Sports will adopt the customers’ viewpoint to offer sports clubs that are safe, clean and pleasant. Another goal is improving services in terms of diversity and quality to address the broadest possible spectrum of customer demands.

To succeed in a market where customers are increasingly seeking distinctive services, we are implementing a new strategy based on the Exercise Entertainment concept in the sports club business. This strategy will further set Konami Sports apart from other sports clubs by establishing an image as a place where people can stay fit while having fun. One way is through the EZ Series of fitness machines that feature audio systems and games. Clubs will also offer equipment that is linked to a network within clubs and the Internet. Sports club members will have a terminal that gives them access to the “Personal Training Log System,” providing them with health management data anywhere and anytime. The overall concept is to provide an environment where people can constantly enjoy exercising and complete relaxation. In this manner, Konami Sports will help customers reach their fitness goals while supplying a variety of experiences that are available nowhere else.

Our “Exertainment” business is only in the initial stages of development. Ongoing initiatives are being guided by a commitment to retaining the trust of customers while providing services imbued with our unique creativity. Through comprehensive sports club services, we intend to provide a “high quality life” to our customers.

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Akihiko Nagata Executive Corporate Officer, Toy & Hobby Business Segment

Toy & Hobby Business Segment

The Toy & Hobby Business Segment develops, manufactures and sells a variety of toys and hobby products that leverage outstanding content and take advantage of synergies with other businesses. Main products include card games, the MICROiR series of high-performance miniature toys remotely controlled by infrared signals, and candy toys that come with detailed figurines. The centerpiece of this business, these main products have proven popular across a wide range of customer age brackets.

Consolidated sales of the Toy & Hobby Business Segment were ¥45,948 million, 79.5% higher than in the previous fiscal year. Operating income increased 130.9% year on year to ¥16,629 million. The operating income ratio was 36.2%, compared with 28.1% in the previous fiscal year.

Market Environment

In Japan, the toy market is holding firm without any sharp declines in demand, despite the country’s low birth rate, aging population and falling disposable income levels. The main reasons are that expenditure per child is increasing and adults are becoming new users. Meanwhile, the expansion of business formats transcending industry lines is broadening the market. In this climate, supplying high-quality products and services that precisely meet customer needs is an extremely critical determinant of success. Furthermore, it has become crucial to offer products and services not only to children, but also to a broader range of age groups. It has also become important to develop businesses focused on overseas toy markets.

Performance

Sales of the Yu-Gi-Oh! official card game series, the mainstay product in this business, declined in Japan compared with the previous fiscal year. Nevertheless, we continued to record brisk sales in excess of ¥10.0 billion. Although the explosion in popularity of the Yu-Gi-Oh! official card game series has run its course, the sophistication and enjoyment of these cards command strong allegiance from hardcore fans. In fiscal 2003, sales of the Yu-Gi-Oh! official card game series in Japan and Asia were ¥13.5 billion, compared with ¥18.9 billion in the previous fiscal year.

Since its launch in March 2002, the Yu-Gi-Oh! trading card game has enjoyed an upsurge in popularity in the North American market, lifted by the highly popular Yu-Gi-Oh! animated TV series and home-use video game software.

<Yu-Gi-Oh! card game>	<MICROiR series>

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This propelled significant sales growth starting in summer vacation in 2002 through the Christmas season. As a result, sales of the Yu-Gi-Oh! trading card game were ¥24.0 billion compared with just ¥0.3 billion one year earlier.

In Europe, this product was introduced in the U.K. in December 2002 and France in March 2003. Sales totaled ¥0.5 billion in fiscal 2003, relatively small because this game is still not yet widely available. However, the strong initial response to the Yu-Gi-Oh! trading card game bodes well for future sales.

As a result of the above, worldwide sales of the Yu-Gi-Oh! card game totaled ¥38.0 billion, compared with ¥19.2 billion in the prior fiscal year.

To create a balanced product lineup that avoids relying too heavily on any single form of content, such as Yu-Gi-Oh! card games, we are seeking to diversify into new content genres. In fiscal 2003, we continued to launch new products in the candy toy category, which we entered in the previous fiscal year. The high-quality figurines included in these candy toys were very popular in the domestic market, propelling higher sales. The SF Movie Selection: Thunderbirds series of candy toys sold well, with the first two volumes of the series reaching million-unit sales. The MIZUSHIMA SHINJI CHARACTERS YAKYUGUNZO achieved sales of more than one million units, too. The MICROiR series also recorded healthy sales, buoyed by strong repeat sales of DigiQ, which was launched in the previous fiscal year, and new MICROiR series products released in fiscal 2003 such as DigiQ Train, Combat DigiQ and DigiQ Formula. Although sales in new content genres are still less than sales of Yu-Gi-Oh! card game, our powerful product lineup is proving popular in all markets.

As a result, in fiscal 2003, consolidated sales of the Toy & Hobby Business Segment increased 79.5% to ¥45,948 million. Operating income rose 130.9% to ¥16,629 million. The consolidated operating income ratio was 36.2%, compared with 28.1% in the previous fiscal year.

Outlook

The Toy & Hobby Business Segment will concentrate on nurturing its mainstay Yu-Gi-Oh! card game into a long-running bestseller throughout the world. Initiatives will see us enhance Yu-Gi-Oh! training seminars and special events, as well as hold tournaments. In summer 2003, we are scheduled to hold the “Yu-Gi-Oh! World Championship 2003” in New York, which will attract players from all over the world who have survived qualifying rounds in their home countries. Moreover, to expand business further, we will extend our product lineup from candy toys and the MICROiR series to include educational toys for toddlers and new product genres targeting young boys. By developing an enhanced lineup of toy and hobby products that consistently meet customer needs, we will seek to build a strong reputation as a top-notch toy manufacturer.

<Candy Toys>	<Official Guidebooks>

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Fumiaki Tanaka Executive Corporate Officer, Amusement Business Segment

Amusement Business Segment

This business segment develops, manufactures and sells games for amusement arcades and LCD units for pachinko machines in Japan and overseas.

The starting point for us, the Amusement Business Segment has successively produced innovative games that leverage our distinctive, industry-leading expertise. Recent hit products include music simulation games such as the beatmania series and the Dance Dance Revolution series, which created headlines. Building on these successes, we rolled out the e-AMUSEMENT service, which established a wholly new market in fiscal 2003. This new service links amusement arcades throughout Japan and us over a single network.

Consolidated sales of this segment fell 9.5% to ¥34,305 million. Operating income declined 15.5% to ¥7,270 million. The operating income ratio was 21.2%, compared with 22.7% in the previous fiscal year.

Market Environment

The amusement arcade market is showing signs of bottoming out, after domestic equipment sales and operations sales had declined for several years. This is mainly attributable to progress in replacing existing arcades with large-scale facilities, and the development of new types of amusement machines that combine the benefits of networks, card systems and amusement arcades.

There are strong prospects for a recovery in market conditions. The increase in the number of amusement arcades within large multi-purpose facilities has reassured women and families that amusement arcades are safe and healthy recreational facilities.

By product genre, the increase in large multipurpose facilities is lifting sales of products popular with women and families.

Games linked to networks and card systems are appearing in amusement arcades. These games are fast becoming a strong source of hit products, and are creating new markets.

The pachinko market has been contracting slightly due to steady growth in demand for pachinko slot machines in recent years. In this climate, customers are expected to become more selective, leading to a more pronounced difference in products that sell and those that are left behind.

Performance

During fiscal 2003, we established a new market with e-AMUSEMENT, a new service that links amusement arcades throughout Japan and us over networks. This new service is an online gaming framework that allows players to connect with any other player, anywhere for as long as they like. It has won accolades from operators and users throughout Japan. Our first e-AMUSEMENT product was MAH-JONG FIGHT CLUB series, which made a strong contribution to sales during fiscal 2003. This game allows people anywhere in Japan to play mah-jong online. As of March 31, 2003, e-AMUSEMENT products had a membership totaling approximately 1 million players. With nationwide tournaments and other events planned, its popularity will continue to grow. Another popular product was WORLDCOMBAT, a shooting game that can be played by several people at the same time. Music simulation games such as the pop’n music, GUITARFREAKS and drummania series were also popular.

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In token-operated machines, the strong popularity of our large-scale token-operated game machines, a key strength, was driven by the increase in large-scale amusement facilities. Our token-operated game machines combine a wealth of content with stage effects and entertainment value unmatched by traditional token-operated games. This makes our machines indispensable to the token-operated game section of any amusement arcade. During fiscal 2003, demand was strong for GI-WINNING SIRE and GI-TURFWILD, both token-operated horse racing game machines with a realism and evolved game value surpassing previous GI-series machines. FORTUNE ORB, a large “penny-falls” token-operated machine popular for its entertaining stage effects, and OVALARENA, a new type of bingo game with a player match-up function, made strong contributions to sales.

The LCD unit business recorded lower sales. The main reason was that new products matched to the needs of a fast-changing market were not launched in a timely manner.

Consolidated sales in this segment decreased 9.5% to ¥34,305 million. Operating income was ¥7,270 million, down 15.5% from the previous fiscal year. The operating income ratio was 21.2%, compared with 22.7% in the previous fiscal year.

Outlook

The amusement market is expected to remain flat, partly due to the growing sophistication of home-use video game consoles. However, during fiscal 2003, we recorded strong sales based on entirely new types of games that can only be enjoyed at amusement arcades. This was borne out by the successful launch of the e-AMUSEMENT online game concept in fiscal 2003.

The e-AMUSEMENT service revolutionizes the way games are played at amusement arcades. Online gaming allows players at different locations to participate in games at the same time and facilitates content distribution. We are still in the early stages of commercializing this product, and will work to reinforce the lineup of e-AMUSEMENT products.

In token-operated games, our lineup of large-scale token-operated game machines and single-token machines will be upgraded to meet growing demand for token-operated game sections at large-scale amusement facilities.

In the LCD unit business, market conditions are likely to remain difficult, but are not projected to lead to sharp sales declines. Rather, we expect that customers will make clear-cut choices that create a sharp dividing line between products that sell and those that do not. We will focus on developing products that meet market needs. This will entail enlarging our traditional focus on the staging effects of the liquid crystal display to include an awareness of the entire pachinko board.

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Shuji Kido Executive Corporate Officer, Gaming Business Segment

Gaming Business Segment

The Gaming Business Segment is involved in the development, manufacture and sale of gaming machines mainly for the Australian and North American markets.

Our video slot machines have been extremely well received by the Australian market ever since we entered the market in 1998. We estimate that it ranks second in terms of market share in Australia, with a 20% market share on a unit sales basis. We are also taking steps to build a stronger presence in North America, the world’s largest market. Actions include enhancing the product lineup and obtaining licenses in more states.

Consolidated sales in this segment climbed 168.2% to ¥8,215 million. The operating loss narrowed to ¥169 million from ¥2,726 million in the previous fiscal year.

Market Environment

The number of countries and regions where casinos are legal is increasing every year, with casinos currently operating in over 130 countries and regions around the world. The market for casinos is estimated to be worth ¥300 billion, and is poised to continue expanding. Growth in Australia, the world’s second largest market, is slowing, partly due to an upper limit on the number of gaming machines that can be installed in casinos. North America, the world’s largest market, offers solid prospects for steady growth on strong replacement demand for machines operating on cashless systems.

Technical advances are making gaming machines that offer superior entertainment and game value more popular. This will give full play to our outstanding skills in producing gaming machines.

Performance

We hold licenses to manufacture and sell gaming machines in every state in Australia. Our video slot machines are extremely highly rated in this market. During fiscal 2003, our subsidiary Konami Australia Pty Ltd recorded unit sales of 6,100 gaming machines, driven by the popularity of our mainstay Endeavor series. This compares with unit sales of 1,700 in the previous fiscal year, although this only includes sales for the half-year period beginning in October 2001. We ranked second in terms of market share, with an estimated share of 20% on a unit-sales basis.

In North America, after receiving a license to manufacture and sell gaming machines in Nevada in January 2000, we acquired similar licenses in Mississippi, California, New Mexico, Illinois, Michigan and other states. As of March 31, 2003, we held licenses in a total of 18 states in North America (19 as of April 30, 2003).

In September 2002, we displayed 26 gaming machine titles at the Global Gaming Expo in Las Vegas, the world’s largest trade show for gaming machines. Our product lineup has improved in terms of both quality and quantity. During fiscal 2003, our subsidiary Konami Gaming, Inc. recorded unit sales of 2,200 gaming machines, compared with 1,100 units in the previous fiscal year.

As a result, consolidated sales in this segment increased 168.2% to ¥8,215 million. The operating loss declined to ¥169 million, compared with ¥2,726 million in the previous fiscal year.

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Outlook

We aim to build on our estimated 20% share of the Australian market to retain and capture even more market share by delivering even more distinctive products that leverage our content production skills.

Although our market share in North America is currently low, we will work to increase sales in this region, the world’s largest market. Growth will depend greatly on continued efforts to acquire state licenses and enhancing our product lineup by tapping content production skills. We will continue to implement cost cutting initiatives and efficient management practices to make the Gaming Business Segment profitable soon.

In regions other than North America and Australia, there are high hopes for emerging new markets. The relaxing of U.K. gaming restrictions in the near future, and actions toward the possible legalization of casinos in Japan may open up exciting new avenues for growth. We will remain focused on developing businesses in these regions, too.

Building on a solid lineup of video slot machines, we will expand our product lineup to include mechanical slot machines (using stepper reels), video poker machines and wide-area progressive machines. By leveraging our extensive experience in the amusement business, we will also consider introducing highly original new products that transcend the status quo of existing gaming machines.

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POLICIES AND MEASURES CONCERNING CORPORATE GOVERNANCE

Our fundamental management philosophy is to maintain a shareholder-driven approach to management and sound relationships with all other stakeholders, while fulfilling our obligations as a responsible corporate citizen. Open and transparent management practices are essential to operating in line with this philosophy. For this purpose, we some time ago began making revisions to our board of directors. In May 1992, the first external director joined the board, making this body more active and effective. To speed up decision-making regarding management and business operations, the executive officer system was adopted in June 1999. In June 2001, the number of directors was reduced from 15 to nine. The latest move came in June 2003, when we reduced the board to eight members, four of whom are external directors, thus giving us an even more powerful management supervisory system.

Corporate ethics and the reliability of information disclosed by companies is undergoing much scrutiny today. To address these issues, we have three committees: the Risk Management Committee, Compliance Committee and Disclosure Committee. These units take the lead in preventing problems from occurring and educating employees throughout the company.

The Corporate Governance System

Noriaki Yamaguchi

Representative Director,

Executive Vice President and

Chief Financial Officer

We listed our shares on the Stock Exchange of Singapore in November 1997 and on the London Stock Exchange in September 1999. We subsequently listed on the New York Stock Exchange, and began reporting consolidated financial results based on U.S. GAAP. We have taken further steps to lay a strong foundation as a global company, including corporate governance reforms pursuant to the U.S. Sarbanes-Oxley Act and measures to strengthen disclosure.

In January 2000, we became the first Japanese company to obtain a license from the State of Nevada for the manufacture and sale of casino gaming machines. We have continued to obtain licenses in additional U.S. states. We have undergone thorough examinations to obtain these licenses, and are required to remain in strict compliance with laws and regulations at all times to maintain them.

I am confident that we are well placed to earn an even greater level of trust from stakeholders, having listed on major exchanges worldwide and moved into businesses that require strict compliance standards. Our organization will continue to be managed to the highest global standard.

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Risk Management Committee

Formed in April 2000, this committee’s primary role is enacting preventive measures with regard to various kinds of risks to which the company is exposed.

Compliance Committee

Formed in September 2001, this committee is responsible for ensuring that each and every individual at KONAMI strictly complies with all applicable laws and regulations.

Disclosure Committee

Formed in April 2003, this committee is charged with determining if the company is releasing information in conformity with the disclosure provisions of the U.S. Sarbanes-Oxley Act. We are subject to this law, as our shares have been traded on the New York Stock Exchange since September 2002. The listing has prompted us to tighten internal controls throughout the group and ensure the highest standard of fair disclosure.

Toshiro Tateno

Director and

Executive Corporate Officer,

Corporate Planning Division

We began conducting full-scale investor relations activities in 1995. As we placed emphasis especially on overseas activities, our foreign ownership rose from only about 1% in 1995 to a peak of 35% in fiscal 2001. I am proud of this achievement, which demonstrates that IR activities enabled a large number of investors to learn about our strong operating results and growth potential. Another important factor was that investors rated our corporate governance reforms highly. Naturally, rising foreign ownership means that we must adopt management practices that can be more easily understood by overseas shareholders. This is one reason for the June 2001 election of four external directors, almost half of the nine-member board at that time. In June 2003, we reduced the board to eight members, four of which are external directors. External directors as well as external corporate auditors, all of whom are prominent in their respective fields, contribute many opinions and advice. Therefore, I believe that we have a board of directors that can fulfill its obligations to oversee our management. During the past few years, there have been many revisions to Japan’s Commercial Code that give companies more options regarding management systems. We have ourselves conducted a series of reforms to establish our own style of corporate governance. We will continue to work on preserving sound relationships with our stakeholders while building a distinctive, KONAMI model for management.

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FINANCIAL SECTION

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Fiscal 2003 and 2002 indicate the years ended March 31, 2003 and 2002 respectively

A. Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. Fiscal 2003 herein refers to the fiscal year ended March 31, 2003, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in this annual report.

Overview

Konami is a global entertainment products and services company. We develop, publish and distribute software for use by consumers with home and handheld video game consoles, principally those manufactured by Sony and Nintendo. Since February 2001, we have also run the largest chain of sports clubs in Japan. We also produce non-video games and toys, such as card games, that use characters from or inspired by characters in our home video game software and other products. Finally, we produce and market a variety of entertainment machines and components, including LCD units for pachinko machines, amusement arcade games, token-operated games, gaming machines and fitness machines.

We have achieved constant growth in net revenues over the last five years, with revenue growth of 12.4% in fiscal 2003. Our consolidated net revenue for fiscal 2003 was ¥253,657 million, which is the highest since our founding. Revenue growth has been driven by both domestic and international growth and acquisitions, most notably the acquisition of People Co., Ltd., now called Konami Sports Corporation, in February 2001, and the acquisition of Daiei Olympic Sports Club, Inc. in February 2002, which was subsequently merged with Konami Sports Corporation in October 2002. Our operating income (loss) and net income (loss), however, declined in the last two consecutive years. The decline in fiscal 2002 reflected the waning product cycle for our Yu-Gi-Oh! card game, one of our hit products, in Japan. In fiscal 2003, our operating income (loss) and net income (loss) declined due to our recognition of impairments of goodwill and other intangible assets relating to our Exercise Entertainment business, despite a large increase in oversea sales of our Yu-Gi-Oh! card game.

We expanded our business globally during fiscal 2003 with video game software such as WORLD SOCCER WINNING ELEVEN 6 and Pro Evolution Soccer 2, home video game sports software titles that each reached sales of one million copies in Japan and Europe, respectively, video game software with cartoon characters such as Yu-Gi-Oh!, music games and a variety of other original products. As a result, the total number of home video games shipped reached 20 million for the second consecutive year. Also, we achieved significantly increased sales of Yu-Gi-Oh! Trading Card Game in the U.S. In addition, gaming machines in overseas markets achieved healthy sales.

In order to better focus our business and management resources, we transferred our amusement arcade operations, which had been conducted by Konami Amusement Operation, Inc. to AmLead Co., Ltd. We did so to achieve business portfolio optimization. Also, Konami Sports Corporation acquired Konami Athletics Inc., formerly known as Nissay Athletics Company, with the goal of expanding our network of directly-managed sports clubs.

We divide our worldwide operations principally into five operating segments for financial reporting purposes: Computer & Video Games, Exercise Entertainment, Toy & Hobby, Amusement and Gaming. The net revenue of each segment, including intersegment revenue, accounted for 34.5%, 31.0%, 18.1%, 13.5% and 3.2%, respectively, of our consolidated net revenues exclusive of intersegment revenues in the fiscal year ended March 31, 2003.

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Factors Affecting Our Results of Operations

Factors Affecting Combined Results of Operations

A number of factors affect revenues and expenses across several of our segments, and therefore have a substantial impact on our combined results of operations. These factors include the importance of “hit products” that respond to trends in popular culture, intellectual property licensing, seasonal fluctuations, investments and acquisitions.

Hit Products

Most of our non-fitness related revenues come from sales of interactive entertainment software and devices and are dependent on our ability to anticipate or influence the kinds of games and products that are popular with consumers. Revenues for our Computer & Video Games, Toy & Hobby, Amusement and Gaming segments are strongly affected by whether individual products or a series of products become “hits” with consumers. A single hit product can generate very substantial revenues, which can continue over an extended period through the release of sequel products and through extension of the concept or characters from a popular game from one business segment to another business segment.

For example, our Toy & Hobby net revenues, including intersegment revenues, increased 79.5% from ¥25,601 million to ¥45,948 million from fiscal 2002 to fiscal 2003 due mainly to robust sales of the Yu-Gi-Oh! Trading Card Game in the U.S., which coincided with the popularity of the Yu-Gi-Oh! television cartoon among U.S. adolescents. Our Computer & Video Games net revenues, including intersegment revenues, decreased 2.9% from ¥90,129 million to ¥87,476 million from fiscal 2002 to fiscal 2003 due in part to the waning sales of our METAL GEAR SOLID 2: SONS OF LIBERTY title for PlayStation 2, which was a major hit in fiscal 2002, with over 5 million copies sold.

It is difficult to predict whether any particular product will become a hit. We seek to reduce the volatility of our net revenues by developing a large number of new titles each year in various categories and for various platforms. We have steadily increased the number of titles published by our home and handheld video game software business from 58 titles in the fiscal year ended March 31, 1998 to 120 titles in the fiscal year ended March 31, 2003. We have also decreased the volatility of our net revenues by entering the sports club business, which we believe will provide a more stable base of revenue.

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold from 13 licenses for 26 products in the fiscal year ended March 31, 1999 to 66 licenses for 115 products in the fiscal year ended March 31, 2003.

These licenses typically require a guarantee of minimum future royalties. We may experience losses if sales based on licensed intellectual property do not produce sufficient revenues to cover our royalties expenses. In addition, games that are based on licensed ideas have lower margins than games that we develop independently.

In recent years, the entertainment industry has seen an acceleration in crossovers with other industries such as toys, films, music, comics, publishing and communications. When we are able to use intellectual property licenses in multiple segments, we are able to produce higher revenues. For example, our Yu-Gi-Oh! card game originated from the popular Yu-Gi-Oh! comic in a prominent Japanese weekly magazine. Following our “media-mix strategy”, we made good use of the license for the game, making substantial sales of our Yu-Gi-Oh! card game for our Toy & Hobby segment and as a video game for our Computer & Video Games segment.

Seasonal Fluctuations

Many of our products are in the greatest demand in December and January, particularly at the end and beginning of the year and, to a lesser extent, in August (summer vacation) and in March (spring vacation), in decreasing order. These months correspond to the periods of children’s school holidays, and it is customary in Japan to buy toys as Christmas and New Year presents in December and January. However, our earnings may not necessarily reflect the seasonal patterns of the industry as a whole as a result of increased sales due to the occurrence of special events such as the Olympic Games, World Cup Soccer Tournament or the release of “hit” titles.

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Investments and Acquisitions

In the last three years we have sought growth and diversification through investments and acquisitions in sectors that promise increased revenue stability and increased revenue growth. In particular, we have made investments in video game software production companies for our Computer & Video Games segment and we have acquired new consolidated subsidiaries for our Exercise Entertainment and Gaming segments. These investments and acquisitions have made substantial changes in the composition of our assets, in particular increasing the amount of goodwill and intangibles in our consolidated balance sheet for fiscal 2001 and fiscal 2002.

We have made the following investments in equity method affiliates in fiscal 2001 and fiscal 2002:

•	acquisition of 23.0% of the common stock of Takara Co., Ltd.;

•	acquisition of 45.5% of the common stock of Hudson Soft Co., Ltd.; and

•	acquisition of 37.2% of the common stock of Genki Co., Ltd.

Our investments allow us to develop closer ties with companies doing business in areas that we consider growth areas for our business, including sales of Toy & Hobby products and mobile and on-line video game software. Because these companies are equity method affiliates, our financial results are affected by our pro rata share of their net income or losses. As a result of our fiscal 2003 year-end annual examination of these investments, we recognized a net-of-tax impairment charge of ¥2,438 million with respect to the investment in Hudson Soft Co., Ltd. due to a significant decline in its share value in the market. For fiscal 2003, our income statement included ¥1,288 million in equity in loss of affiliated companies.

We spent an aggregate of ¥76,139 million on the following acquisitions of consolidated subsidiaries in the last three fiscal years:

Exercise Entertainment:

•	acquisition of 54.6% of the common stock of Konami Sports Corporation, formerly known as People Co., Ltd. in February 2001;

•	acquisition of 100% of the common stock of Konami Sports Plaza, Inc., formerly known as Nissan Sports Plaza, Inc., in June 2001;

•	acquisition of 82.2% of the common stock of Konami Olympic Sports Club, Inc., formerly known as Daiei Olympic Sports Club, Inc., in February 2002; and

•	acquisition of 100% of the common stock of Konami Athletics Inc., formerly known as Nissay Athletics Company, in March 2003.

Gaming:

•	acquisition of 100% of the common stock of Paradigm Gaming Systems, Inc. in August 2001; and

•	acquisition of 100% of the common stock of Konami Australia Pty. Ltd. in October 2001.

In connection with our acquisition of majority ownership of new consolidated subsidiaries in fiscal 2001, 2002 and 2003, we recognized an aggregate amount of goodwill of ¥39,021 million and acquired an aggregate amount of intangibles of ¥64,809 million, mostly related to the trademarks and other intangible property associated with our sports club business. Our acquisition related goodwill and other intangible assets were originally amortized over various periods. However, a recent change in U.S. GAAP means that such amortization for goodwill and indefinite lived intangibles ceased beginning on April 1, 2002 and that the remaining balances will be tested for impairment at least on an annual basis. Following the impairment review for fiscal 2003, we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Approximately ¥36,717 million of this impairment related to the write-off of goodwill and the remaining ¥10,882 million related to the impairment of identifiable intangible assets such as trademarks and franchise contracts. This impairment was recognized as a component of our operating loss during fiscal 2003. For further information regarding this impairment, see “Critical Accounting Policies — Valuation of Intangible Assets and Goodwill” on page 40. Intangibles with finite lives will continue to be amortized.

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Foreign Currency Fluctuations

An increasing portion of our business is conducted in currencies other than yen — most significantly, U.S. dollars, as we increase our sales overseas. Our business is thus becoming sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. Our consolidated financial statements are increasingly becoming subject to both translation risk and transaction risk. Translation risk arises from the fact that our foreign subsidiaries have different functional currencies than we do. Changes in the value of the Japanese yen relative to the functional currencies of these subsidiaries create translation gains and losses on our equity investments in foreign subsidiaries which are recorded as foreign currency translation adjustments on our consolidated statements of shareholders’ equity and accumulated other comprehensive income until we dispose of, liquidate or take an impairment charge with respect to, the relevant subsidiaries.

Transaction risk arises when the currency structure of our costs and liabilities deviates from the currency structure of our sales proceeds and assets. A substantial portion of our overseas sales are made in U.S. dollars and Euros. Our sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs. Transaction risk remains for products sold in U.S. dollars to the extent that we must purchase parts for our products from Japan, the costs for which are denominated in yen.

We use foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. Changes in the fair values of our foreign exchange forward contracts are recognized as gains or losses on derivative instruments in our income statement. For a more detailed discussion of these instruments, you should read Note 18 to our consolidated financial statements included in this annual report.

Factors Affecting Results of Business Segments

In addition to the factors affecting our combined results of operations through several segments, there are other factors that affect the results of each of our segments independently. The factors affecting results in each of our business segments are as follows:

Computer & Video Games

Net Revenues. We develop, publish and distribute video game software for use in home and handheld video game consoles and, to a limited extent, for personal computers, mobile phones and on-line games. We refer to this segment as our “Computer & Video Games” segment. Our video game software is sold mainly in the form of DVD-ROMs or proprietary discs for home video game platforms such as Sony PlayStation2, Nintendo GameCube and Microsoft Xbox and ROM-cartridges for handheld video game platforms such as the Game Boy Advance.

In fiscal 2003, net revenues from the Computer & Video Games segment, including intersegment revenues, were ¥87,476 million, accounting for 34.5% of consolidated net revenues excluding intersegment revenues. This was derived primarily from strong sales of soccer titles such as WORLD SOCCER WINNING ELEVEN 6 in Japan and Pro Evolution Soccer 2 in Europe. In the U.S., we achieved strong sales of Yu-Gi-Oh! titles, including Yu-Gi-Oh! THE ETERNAL DUELIST SOUL for Game Boy Advance, Yu-Gi-Oh!FORBIDDEN MEMORIES for PlayStation and Yu-Gi-Oh! Dark Duel Stories for Game Boy Color, each of which recorded sales of over one million copies, reflecting a synergy effect of the popularity of the Yu-Gi-Oh! cartoon on television and the Yu-Gi-Oh! Trading Card Game. As a result, the operating margin for the Computer & Video Games segment, including intersegment revenues, for fiscal 2003 was 16.0%.

Sales of video game software are significantly affected by sales volumes of video game consoles. The potential market for a software product designed for a particular video game system is determined by the total number of such video game consoles purchased by consumers, a number which is sometimes referred to as the “installed base” of such video game consoles. When new hardware systems are introduced, we often experience a temporary decline in net sales attributable to video game software until we are able to produce one or more hit products that utilize the increased capabilities of the new hardware.

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The home video game industry is characterized by rapid technological changes, which have resulted in successive introductions of increasingly advanced game consoles. As a result of the rapid technological shifts, no single game console has achieved long-term dominance in the home video game and computer games market, although Nintendo has continued as a major publisher and game console manufacturer since the introduction of the Nintendo Entertainment System during the Christmas season of 1983 and Sony has been a major publisher and game console manufacturer since the introduction of PlayStation in 1994. These rapid shifts in video game hardware technology force us to continually anticipate game console cycles, time our product pipeline so that we do not publish games for hardware that is no longer popular, and develop software programming tools necessary for emerging hardware systems. The home video game and computer games industry began to shift systems with the introduction of Sega’s Dreamcast in 1999, and the introduction of Sony’s 128-bit console, PlayStation2, in the spring of 2000. By March 2001, Sega had exited the hardware manufacturing market, and in September 2001, Nintendo introduced its next-generation game console, GameCube, and Microsoft introduced its first game console, Xbox. The rapid technological advances in game consoles have significantly changed the software development process. The process of developing software for the new 128-bit consoles is extremely complex and we expect the process to become even more complex and expensive with the advent of more powerful future game consoles. According to our estimates, it currently takes between 6 and 24 months to develop a new title and the average development cost per title is generally between ¥100 million and ¥700 million.

Expenses. A majority of our software titles are developed by our development subsidiaries. Costs and expenses that we incur in the development of new video game software titles are expensed as research and development fees until such games reach technological feasibility, at which point we begin to capitalize the expenses. We expense capitalized costs to cost of revenues upon commercial release of the resulting game, as the commercial life of our consumer software is of short duration.

Our cost of revenues for video game software also includes the costs of licenses from contents licensors. While some of our contents licenses include prepaid or guaranteed royalties, most of the royalties we pay are on a sales basis. We amortize the cost of prepaid royalties over the expected life of the associated products. We evaluate the future recoverability of any prepaid royalties and capitalized software costs on a regular basis based on actual title performance. We expense as part of product development costs those capitalized costs that we deem unrecoverable.

Exercise Entertainment

Net Revenues. We are the largest sports club operator, as well as a provider of sports-related games and fitness machines, in Japan. As of March 31, 2003, we operated 238 club facilities that collectively served approximately 850,000 members. Our Exercise Entertainment segment had ¥78,525 million in net revenues, including intersegment revenues, in fiscal 2003.

The majority of our Exercise Entertainment revenues come from membership fees. Our membership fee structure generally includes virtually no initial membership fee. We do not have financing plans for new members. A lack of financing plans and the fact that almost all of our members pay their monthly dues by credit card mean that we have a comparatively low risk of losses from uncollectible receivables.

Our sports clubs also collect additional revenues from ancillary sales and services, sales of consumables including meals in our in-club restaurants and nutritional products in our in-club stores, and fees for services such as jazzercise and other fitness classes, massage, fitness counseling, diet programs and personal trainers.

Although we have not achieved the expected growth due to unfavorable market conditions, we expect to continue to increase revenues through club and membership growth. We currently serve many, but not all, of the major cities in Japan. We plan to extend our reach into new geographic markets until we cover all of Japan. We believe that we are well positioned, being twice as large as the second largest operator, to identify opportunities to selectively acquire existing operators and facilities at attractive prices due to our dominant position in a fragmented market. During fiscal 2003, we increased the aggregate number of sports clubs we directly operate by 11 clubs and the aggregate number of sports clubs under our franchise by 8 clubs. Also, as a result of our acquisition of all the shares of Konami Athletic Inc. as of March 24, 2003, we added 5 directly-managed sports clubs. We also worked to improve customer satisfaction by moving five existing club facilities to better facilities in the same neighborhood by creating new facilities or acquiring facilities that had been operated by other companies.

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We introduced a new “Undo-Jyuku” brand on October 1, 2002 after integrating our Freizeit and Sele clubs into the Eg-zas brand, thereby strengthening brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides individualized lessons for each customer. Finally, we launched the first official i-mode (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information.

Our Exercise Entertainment segment sells fitness-oriented games to consumers and entertainment-oriented fitness machines to sports clubs. We derive revenues from the distribution of machines manufactured by other parties and from the production and distribution of our own machines. We intend to increase the percentage of our exercise game and machine sales derived from our own products. As of March 31, 2003, we have developed 4 exercise entertainment machines under EZ series brand and these machines are now introduced in our Konami Sports clubs. We also have several new machines in various stages of the development pipeline.

In fiscal 2003, our fitness-related games and fitness machines business released new home fitness products such as MARTIAL BEAT II, which is a popular martial arts fitness action game that uses video game software and can measure physical strength, and Aerobics Revolution, which allows players to enjoy realistic aerobics activity at home.

Expenses. Operating expenses for our Exercise Entertainment segment include, for our sports club business, leases for facilities, salaries for trainers and other club employees, costs of exercise machines and other equipment, utilities charges, marketing expenses, costs for maintaining the facilities and depreciation. Upon opening a new sports club, we often experience an initial period of club operating losses for the first twelve months, but this period can vary substantially depending on the individual club. Initial membership levels tend not to generate sufficient revenue for the club to generate positive earnings in its first full year of operation and substantially lower margins in its second full year of operations than a mature club. However, because most of our expenses are fixed, operating margins tend to improve with respect to each club as membership increases. Expenses for our fitness-related games and fitness machines business are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses.

In fiscal 2003, we had substantial additional operating expenses in our Exercise Entertainment segment because we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Under U.S. GAAP, impairment loss is treated as an operating expense. Approximately ¥36,717 million of this impairment related to the write-off of goodwill and the remaining ¥10,882 million related to identifiable intangible assets such as trademarks and franchise contracts. These impairment losses were attributed to the fact that the growth of this segment did not meet our expectations as a result of negative trends in general economic conditions in Japan.

Toy & Hobby

Net Revenues. In fiscal 2003, net revenues from the Toy & Hobby segment, including intersegment revenues, were ¥45,948 million, accounting for 18.1% of consolidated net revenues. This was derived primarily from robust sales of our popular Yu-Gi-Oh! card game series and firm sales of our new MICROiR series, small and [high-tech] toys using infrared remote control. The operating margin for the Toy & Hobby segment, including intersegment revenues, for fiscal 2003 was 36.2%.

The Toy & Hobby segment generates revenues principally from the sales of card games. Net revenues for the Toy & Hobby segment are affected principally by our ability to identify and acquire the rights to popular comic book and television characters and apply them to creative games, as well as the population of children, timing of product introductions, competition within the market, product life cycles and general economic trends.

The card game industry in Japan has been declining since fiscal 2000 when total retail sales peaked at approximately ¥120 billion, and dropped to ¥60 billion in fiscal 2003 according to The Japan Toy Association. The aggregate market size reflects the dominance of our Yu-Gi-Oh! Card Game for the years in question, with approximately 50% market share, and the shifting interests in toys among the lower elementary school children. We believe that the size of the overall Japanese toy market has also shrunk due to the declining number of children from reduced birth rates, however, expenditures per child has increased which has maintained the market scale in terms of retail sales.

In 2002, we entered into a distribution agreement with a retail partner in the United States, The Upper Deck Company, LLC which has begun selling our Yu-Gi-Oh! Trading Card Game in the North American card market. The animated Yu-Gi-Oh! television program in the United States was the most popular cartoon on television among 6-11 years-old boys in May 2003 and sales of the card game reflected the popularity of the television cartoon. We have been globally standardizing the cards aimed for international use.

Expenses. Our Toy & Hobby segment has been a comparatively high margin segment because the costs of producing some of the goods marketed by the segment are comparatively low. In particular, card games have historically shown a higher margin than other toy products due to their relatively low manufacturing expenses. Costs include raw material costs, manufacturing outsourcing, licensing, research and development and administrative costs. Furthermore, because the Toy & Hobby products are typically based on previously developed intellectual property, research and development costs for the segment are comparatively low.

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Amusement

Net Revenues. In fiscal 2003, net revenues from the Amusement segment, including intersegment revenues, were ¥34,305 million, accounting for 13.5% of consolidated net revenues excluding intersegment revenues. This was derived primarily from sales of popular video arcade games such as MAH-JONG FIGHT CLUB and WORLDCOMBAT and token-operated game machines such as GI-TURFWILD and FORTUNE ORB and sales of LCD screen software for pachinko machines. The operating margin for the Amusement segment, including intersegment revenues, for fiscal 2003 was 21.2%.

The majority of revenues for the Amusement segment are derived from the sales of amusement arcade games and token-operated game machines. Especially, we maintained the favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series, which are video games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection. Revenues for the Amusement segment are affected by market acceptance, introduction of hit titles and general economic trends. We have found that we are able to elongate the life-cycle of our arcade games and increase our Amusement segment margins by creating new software packages for our existing arcade games in addition to creating new games.

We derive sustained revenues from our token-operated machines in Japan. We believe that we are one of the leading companies in the Japanese token-operated game machine industry with revenues of ¥7.4 billion in fiscal 2003.

The arcade operations industry in Japan has been consolidating, with the number of amusement arcades declining and the average size of each arcade increasing. Arcade game sales have been declining since the appearance of advanced interactive entertainment products such as sophisticated video game consoles and mobile phones which offered competing entertainment options. It is now possible to play on a mobile phone games that one could only play in an amusement arcade about twenty years ago.

The Amusement segment also generates revenues from the sale of software for liquid crystal display units in pachinko games machines. Revenues from pachinko LCDs are affected by the maturation of the market, consumer preference, regulatory standards, supply-demand balance of liquid crystal display units, competition within the market, product life cycles and general economic trends. In recognition that all software have a finite life-cycle, pachinko parlors systematically replace legacy software experiencing declining pay levels with new software incorporating enhanced entertainment value and improved player appeal generally every two months to one year. We recorded a decline in sales of LCD units in fiscal 2003, due primarily to our inability to introduce new products matching changing customers’ needs in a timely manner.

Also, the pachinko machine market has shown a slight decline due to the overall effects of recession in the past several years. The pachinko industry still remains highly regulated which restricts rapid development of our operations. All pachinko manufacturers in Japan are required to get approval from The Security Electronics and Communication Technology Association, supervised by National Police Agency, in order to engage in sales activities. The manufacturers of pachinko machines must also register with The Japan Crime Prevention Association. Licensing requirements can delay the development and release of new pachinko machine products. Changes in rules or regulations governing pachinko machines may adversely affect our sales of software for LCD units.

Expenses. Expenses for our Amusement segment are largely related to cost of parts and raw materials, particularly with respect to pachinko LCDs, liquid crystal displays, which are sometimes scarce and priced accordingly, manufacturing costs and research and development expenses. We are currently working on improving margins in our Amusement segment through the introduction of less expensive Internet-linked amusement arcade games “e-AMUSEMENT” and other measures to decrease production costs.

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Gaming

Net Revenues. In fiscal 2003, net revenues from the Gaming segment, including intersegment revenues, were ¥8,215 million, accounting for 3.2% of consolidated net revenues excluding intersegment revenues. This was derived primarily from sales of 6,100 casino gaming machines in Australia through Konami Australia Pty Ltd, which had licenses for sales and manufacturing of gaming machines in all Australian states. Although the dominance of the largest player in the Australian gaming markets has made it difficult for us to become a market leader quickly, we have made substantial inroads and believe we are one of the largest sellers of gaming machines in the Australian market.

In the United States, the largest casino gaming machines market in the world, we currently hold licenses to manufacture and sell casino gaming machines in 19 states and 83 Native American casinos. We participated in the world’s largest gaming show held in Las Vegas in September 2002 with 26 titles of our products, thereby showing that we improved our line up of gaming machines both in quantity and quality. As a result, Konami Gaming, Inc., our U.S. subsidiary for casino gaming machines, increased its sales to 2,200 machines in fiscal 2003 from 1,100 machines in fiscal 2002.

The main revenue source for the Gaming segment is the sale of video slot machines and software contents in Australia and the United States. Revenues for the Gaming segment are affected by the timing of product introductions, timing of regulatory approvals in various markets, ability to penetrate into foreign casino markets, number of casino players, competition within the market, normal product life cycles and general economic trends.

Our sales of casino gaming machines are conducted overseas, primarily in North America and in Australia. Casinos are authorized to operate in more than 110 countries and the number of countries authorizing casinos has been increasing each year according to Tokyo Metropolitan Government, Bureau of Industrial and Labor Affairs. We believe that the world-wide sales (including leasing and others) of casino gaming machines for the year 2004 will be over ¥300 billion and the market will grow continuously. In Australia, the second largest market for casino gaming machines, sales have been increasing moderately due to limits on the number of gaming machines in major states. On the other hand, in the United States, the largest market for casino gaming machines, continuous and stable growth of the market is expected due to an increase in demand for switching to newly introduced gaming machines corresponding to the new cashless system. We believe that we have a competitive advantage in gaming machines market, especially in Australia where video slot games using game software are popular, as gaming machines are becoming more high-tech, with increased entertainment and game value.

Expenses. Expenses in our Gaming segment are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses. In recent years, we have attempted to decrease our cost of revenues for our Gaming segment by acquiring parts and producing our machines sold abroad in the markets in which they are sold, thereby reducing shipping costs and foreign exchange risks.

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Results of Operations

The table below shows selected items from our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
NET REVENUES:
Product sales revenue	¥167,001	¥165,154	¥178,766	$1,487,238
Service revenue	4,480	60,426	74,891	623,053

Total net revenues	171,481	225,580	253,657	2,110,291

COSTS AND EXPENSES:
Costs of products sold	99,016	104,192	112,364	934,809
Costs of services rendered	4,052	50,459	62,515	520,091
Impairment charge for goodwill and other intangible assets	—	—	47,599	395,998
Selling, general and administrative	30,502	52,842	53,049	441,340

Total costs and expenses	133,570	207,493	275,527	2,292,238

Operating income (loss)	37,911	18,087	(21,870)	(181,947)

OTHER INCOME (EXPENSES):
Interest income	468	244	373	3,103
Interest expense	(1,266)	(767)	(938)	(7,804)
Gain on sale of subsidiary shares	3,948	4,655	904	7,521
Other, net	(226)	459	(565)	(4,700)

Other income (expenses), net	2,924	4,591	(226)	(1,880)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	40,835	22,678	(22,096)	(183,827)

INCOME TAXES:
Current	20,902	17,276	14,912	124,060
Deferred	(1,699)	(5,609)	(8,726)	(72,596)

Total	19,203	11,667	6,186	51,464

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	21,632	11,011	(28,282)	(235,291)

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	420	364	(1,051)	(8,744)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	356	755	(1,288)	(10,716)

NET INCOME (LOSS)	¥21,568	¥11,402	¥(28,519)	$(237,263)

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Comparison of Fiscal 2003 with Fiscal 2002

Net Revenues

Net revenues increased ¥28,077 million, or 12.4%, to ¥253,657 million in fiscal 2003 from ¥225,580 million in fiscal 2002 due primarily to robust sales of our Yu-Gi-Oh! card game series in the U.S. and the addition of a full year of revenues from a subsidiary that operates sports club businesses, Konami Olympic Sports Club, which was acquired in February 2002, and subsequently merged into Konami Sports Corporation in October 2002.

Cost of Revenues

Cost of revenues increased ¥20,228 million, or 13.1%, to ¥174,879 million in fiscal 2003 from ¥154,651 million in fiscal 2002, mirroring the rise in sales, and the inclusion of a full year of cost of revenues from Konami Olympic Sports Club.

Impairment Charge for Goodwill and Other Intangible Assets

An impairment charge of ¥47,599 million for goodwill and other intangible assets was recorded in fiscal 2003 as a result of a significant decline in the value of goodwill and other intangible assets relating to our sports club business. These impairment losses were attributed to the fact that the growth of this segment did not meet our expectations as a result of negative trends in general economic conditions in Japan.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased ¥207 million, or 0.4%, to ¥53,049 million in fiscal 2003 from ¥52,842 million in fiscal 2002. The increase in expenses was due primarily to the inclusion of a full year of such expenses incurred by the sports club business of Konami Olympic Sports Club and a ¥3,311 million increase in advertising expenses. However, the increase in such expenses was mostly offset by a ¥3,948 million decrease in bad debt expense and a ¥3,532 million decrease in amortization of goodwill and identifiable intangible assets due to the adoption of SFAS No. 142, which ended the amortization of goodwill and indefinite lived intangible assets.

Operating Income (Loss)

As a result of the foregoing, our operating income (loss) decreased ¥39,957 million to ¥(21,870) million in fiscal 2003 from ¥18,087 million in fiscal 2002. As a percentage of net revenues, operating income decreased 16.6% to (8.6)% in fiscal 2003 from 8.0% in fiscal 2002.

Other Income (Expenses), net

Other income (expenses), net decreased ¥4,817 million to ¥(226) million in fiscal 2003 from ¥4,591 million in fiscal 2002 due primarily to a ¥3,751 million decrease in gains on the sale of subsidiary shares. The decrease in gains resulted from the fact that we had a ¥3,526 million gain in connection with an initial public offering by Konami Computer Entertainment Japan, Inc. and a ¥1,129 million gain in connection with the sale of shares of Konami Computer Entertainment Tokyo, Inc. in the market during fiscal 2002, while we did not sell any shares of any of our public subsidiaries during fiscal 2003.

Income (Loss) Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies decreased ¥44,774 million to ¥(22,096) million in fiscal 2003 from ¥22,678 million in fiscal 2002.

Income Taxes

Income taxes decreased by ¥5,481 million, or 47.0%, to ¥6,186 million in fiscal 2003 from ¥11,667 million in fiscal 2002. This decrease in income taxes was primarily due to a decrease in the effective income tax rate. The effective tax rate decreased by 79.5% to (28.0%) in fiscal 2003 from 51.5% in fiscal 2002. This 79.5% decrease in the effective tax rate was attributable to the recognition of an impairment charge for goodwill, which provide no tax benefit. As a result, the effective tax rate was significantly different from the statutory tax rate of 42.0%.

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Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries decreased ¥1,415 million to ¥(1,051) million in fiscal 2003 from ¥364 million in fiscal 2002 due primarily to a ¥2,632 million minority interest in the impairment charge related to goodwill and identifiable intangible assets incurred by Konami Sports Corporation, which more than offset an overall increase in income of consolidated subsidiaries.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of affiliated companies decreased ¥2,043 million to ¥(1,288) million in fiscal 2003 from ¥755 million in fiscal 2002 due primarily to a ¥2,438 million other-than-temporary decline in the value of our investment in Hudson Soft Co., Ltd.

Net Income (Loss)

As a result of the foregoing, our net income (loss) decreased ¥39,921 million to ¥(28,519) million in fiscal 2003 from ¥11,402 million in fiscal 2002.

Comparison of Fiscal 2002 with Fiscal 2001

Net Revenues

Net revenues increased ¥54,099 million, or 31.5%, to ¥225,580 million in fiscal 2002 from ¥171,481 million in fiscal 2001 due primarily to robust sales of action and sports related video game software and the addition of a full year of revenues from our new sports club business.

Cost of Revenues

Cost of revenues increased ¥51,583 million, or 50.0%, to ¥154,651 million in fiscal 2002 from ¥103,068 million in fiscal 2001, mirroring the rise in sales, and the inclusion of a full year of cost of revenues from our new sports club business.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased ¥22,340 million, or 73.2%, to ¥52,842 million in fiscal 2002 from ¥30,502 million in fiscal 2001 due primarily to a write-off of lease deposits amounting to ¥4,137 million owed to us by a sports club facility lessor that entered corporate reorganization proceedings in fiscal 2002, a ¥5,732 million increase in amortization of goodwill and identifiable intangible assets, ¥5,556 million of which was associated with the acquisition of Konami Sports Corporation, and a ¥4,995 million increase in directors’ compensation and employees’ salaries.

Operating Income (Loss)

As a result of the foregoing, our operating income decreased ¥19,824 million, or 52.3%, to ¥18,087 million in fiscal 2002 from ¥37,911 million in fiscal 2001. As a percentage of net revenues, operating income decreased 14.1% to 8.0% in fiscal 2002 from 22.1% in fiscal 2001.

Other Income (Expenses), net

Other income (expenses), net increased ¥1,667 million, or 57.0%, to ¥4,591 million in fiscal 2002 from ¥2,924 million in fiscal 2001 due primarily to gains on the sale of subsidiary shares which increased by ¥707 million. We had a ¥3,526 million gain in connection with an initial public offering by Konami Computer Entertainment Japan, Inc. during fiscal 2002 as compared to a gain of ¥3,948 million in connection with an initial public offering of Konami Computer Entertainment Tokyo, Inc. in fiscal 2001. Interest expense decreased by ¥499 million during fiscal 2002 reflecting repayment of long-term debt.

Income (Loss) Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income before income taxes and minority interest decreased ¥18,157 million, or 44.5%, to ¥22,678 million in fiscal 2002 from ¥40,835 million in fiscal 2001.

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Income Taxes

In spite of an increase in our effective income tax rate from 47.0% to 51.5% resulting primarily from non-deductible amortization of goodwill, income taxes decreased ¥7,536 million, or 39.2%, to ¥11,667 million in fiscal 2002 from ¥19,203 million in fiscal 2001 due primarily to the 52.3% decrease in operating income.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income of consolidated subsidiaries decreased ¥56 million, or 13.3%, to ¥364 million in fiscal 2002 from ¥420 million in fiscal 2001 due primarily to a write-off of lease deposits by Konami Sports Corporation discussed in Selling, General and Administrative Expenses above, which more than offset an overall increase in income of consolidated subsidiaries.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income of affiliated companies increased ¥399 million, or 112.1%, to ¥755 million in fiscal 2002 from ¥356 million in fiscal 2001. Our share of the improved net income of Takara Co., Ltd. accounted for ¥442 million of this increase.

Net Income (Loss)

As a result of the foregoing, our net income decreased ¥10,166 million, or 47.1%, to ¥11,402 million in fiscal 2002 from ¥21,568 million in fiscal 2001.

Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, or SFAS 131, we have five reportable operating segments for which separate financial information is available and reported in our consolidated financial statements. Our chief operating decision maker regularly evaluates this data in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets. As required by SFAS No. 131, we present our business segment information in the accompanying consolidated financial statements as it is presented in reports to our management, derived from our U.S. GAAP financial statements in fiscal 2003. Such reports were previously prepared based on Japanese GAAP and accordingly, results for fiscal 2001 and fiscal 2002 have been restated to be based on U.S. GAAP.

During fiscal 2003, we renamed each of its business segments in order to clarify the operations of each segment. Former “Consumer Software” became “Computer & Video Games”, former “Health and Fitness” became “Exercise Entertainment”, former “Character Products” became “Toy & Hobby”, former “Amusement Content” became “Amusement” and former “Gaming Content” became “Gaming”.

In May 2002, Konami sold its amusement facility operation business, which was a part of the Other segment, to a third-party purchaser.

In the fourth quarter of fiscal 2003, Konami transferred its fitness-related games and fitness machines business from the Amusement segment to the Exercise Entertainment segment and its token-operated game machine business from the Gaming segment to the Amusement segment. In accordance with these changes, results for fiscal 2001 and fiscal 2002 have been reclassified to conform to the presentation for fiscal 2003.

The following tables present net revenues, both including and excluding intersegment revenues, operating expenses and operating income (loss) for the three years ended March 31, 2001, 2002 and 2003, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, including intersegment revenues, operating expenses and operating income (loss) for each year.

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	(Millions of Yen)
Year Ended March 31, 2001	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Net revenue:
Customers	¥59,176	¥4,732	¥60,526	¥39,880	¥425	¥6,742	¥171,481	—	¥171,481
Intersegment	1,711	452	64	621	—	2,135	4,983	¥(4,983)	—

Total	60,887	5,184	60,590	40,501	425	8,877	176,464	(4,983)	171,481
Operating expenses	53,774	5,424	30,230	30,475	3,163	8,896	131,962	1,608	133,570

Operating income (loss)	¥7,113	¥(240)	¥30,360	¥10,026	¥(2,738)	¥(19)	¥44,502	¥(6,591)	¥37,911

	(Millions of Yen)
Year Ended March 31, 2002	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Net revenue:
Customers	¥88,762	¥65,619	¥25,213	¥36,649	¥3,063	¥6,274	¥225,580	—	¥225,580
Intersegment	1,367	31	388	1,269	—	2,623	5,678	¥(5,678)	—

Total	90,129	65,650	25,601	37,918	3,063	8,897	231,258	(5,678)	225,580
Operating expenses	71,777	70,273	18,400	29,318	5,789	9,241	204,798	2,695	207,493

Operating income (loss)	¥18,352	¥(4,623)	¥7,201	¥8,600	¥(2,726)	¥(344)	¥26,460	¥(8,373)	¥18,087

	(Millions of Yen)
Year Ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Net revenue:
Customers	¥85,891	¥78,437	¥45,887	¥33,105	¥8,215	¥2,122	¥253,657	—	¥253,657
Intersegment	1,585	88	61	1,200	—	3,398	6,332	¥(6,332)	—

Total	87,476	78,525	45,948	34,305	8,215	5,520	259,989	(6,332)	253,657
Operating expenses	73,489	127,937	29,319	27,035	8,384	6,330	272,494	3,033	275,527

Operating income (loss)	¥13,987	¥(49,412)	¥16,629	¥7,270	¥(169)	¥(810)	¥(12,505)	¥(9,365)	¥(21,870)

	(Thousands of U.S. Dollars)
Year Ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Net revenue:
Customers	$714,567	$652,554	$381,755	$275,417	$68,344	$17,654	$2,110,291	—	$2,110,291
Intersegment	13,186	732	508	9,983	—	28,270	52,679	$(52,679)	—

Total	727,753	653,286	382,263	285,400	68,344	45,924	2,162,970	(52,679)	2,110,291
Operating expenses	611,389	1,064,368	243,918	224,917	69,750	52,663	2,267,005	25,233	2,292,238

Operating income (loss)	$116,364	$(411,082)	$138,345	$60,483	$(1,406)	$(6,739)	$(104,035)	$(77,912)	$(181,947)

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Comparison of Fiscal 2003 with Fiscal 2002

Computer & Video Games

Net revenues of our Computer & Video Games segment decreased ¥2,653 million, or 2.9%, to ¥87,476 million in fiscal 2003 from ¥90,129 million in fiscal 2002, despite a record year in terms of copies sold. This decrease was due primarily to a shift in our product mix from products with higher unit prices such as the METAL GEAR SOLID 2: SONS OF LIBERTY for PlayStation 2, which recorded sales of more than five million copies worldwide in fiscal 2002, to products with lower unit prices and an increase in unit sales to North America, which generated less revenues than a similar increase in unit sales in Japan would have, due to different market conditions. WORLD SOCCER WINNING ELEVEN 6 and Pro Evolution Soccer 2 for PlayStation 2 each recorded over one million sales in Japan and in Europe respectively, reflecting worldwide popularity of soccer. Also the Yu-Gi-Oh! titles including Yu-Gi-Oh! THE ETERNAL DUELIST SOUL for Game Boy Advance, Yu-Gi-Oh! FORBIDDEN MEMORIES for PlayStation and Yu-Gi-Oh! Dark Duel Stories for Game Boy Color, recorded total sales of 4.6 million copies in the U.S. As a result, we recorded an increase in sales to 23.7 million copies in fiscal 2003, including 21.0 million copies of our titles and 2.7 million copies of titles from other third party companies from 22.8 million copies in fiscal 2002, including 20.3 million copies of our titles and 2.5 million copies of titles from other third party companies.

Operating expenses increased ¥1,712 million, or 2.4%, to ¥73,489 million in fiscal 2003 from ¥71,777 million in fiscal 2002. Such increase includes a ¥269 million decrease in cost of revenues and a ¥1,981 increase in selling, general and administrative costs including advertisement costs relating to the Yu-Gi-Oh! titles.

Operating income decreased ¥4,365 million, or 23.8%, to ¥13,987 million in fiscal 2003 from ¥18,352 million in fiscal 2002 reflecting the fact that revenues decreased while costs increased.

Exercise Entertainment

Net revenues of our Exercise & Entertainment segment increased ¥12,875 million, or 19.6%, to ¥78,525 million in fiscal 2003 from ¥65,650 million in fiscal 2002. This increase was due primarily to the expansion of our network of sports clubs by acquiring our competitors, the opening of 16 new fitness clubs and entering into new franchise relationships, and the addition of a full year of revenues from Konami Olympic Sports Club Corporation, which was acquired in February 2002 and subsequently merged into Konami Sports Corporation in October 2002. In addition, we added five new directly-managed club facilities by the acquisition of all of the outstanding shares of Konami Athletics Inc. in March 2003.

Operating expenses increased ¥57,664 million, or 82%, to ¥127,937 million in fiscal 2003 from ¥70,273 million in fiscal 2002 due primarily to a charge taken in connection with the impairment of goodwill and other intangible assets relating to this segment of ¥47,599 million, the inclusion of a full year of operating expenses incurred by Konami Olympic Sports Club Corporation and costs of opening 16 new fitness clubs.

Operating loss increased ¥44,789 million to ¥49,412 million in fiscal 2003 from ¥4,623 million in fiscal 2002, reflecting the impairment of goodwill and other intangible assets.

Toy & Hobby

Net revenues of our Toy & Hobby segment increased ¥20,347 million, or 79.5%, to ¥45,948 million in fiscal 2003 from ¥25,601 million in fiscal 2002. This increase was due primarily to an increase in sales of the Yu-Gi-Oh! Trading Card Game series in the U.S. to approximately ¥24,000 million from approximately ¥300 million in fiscal 2002. Since its release in the U.S. in March 2002, sales of Yu-Gi-Oh! Trading Card Game series grew dramatically from summer vacation until the Christmas season, reflecting the popularity of the Yu-Gi-Oh! cartoon on television and the Yu-Gi-Oh! video game series. A new series of the Yu-Gi-Oh! card game also maintained high levels of sales in Japan and other Asian countries of approximately ¥13,500 million. As a result, worldwide total sales of Yu-Gi-Oh! card games were approximately ¥38,000 million in fiscal 2003, increased from approximately ¥19,200 million in fiscal 2002. We also recorded stable sales in MICROiR series products.

Operating expenses increased ¥10,919 million, or 59.3%, to ¥29,319 million in fiscal 2003 from ¥18,400 million in fiscal 2002. The increase consists primarily of an increase in cost of revenues of ¥9,124 million due mainly to an increase in cost of revenues for the Yu-Gi-Oh! card games and an increase in selling, general and administrative costs due mainly to an increase in advertisement costs for TV commercials in the United States.

Operating income increased ¥9,428 million, or 130.9%, to ¥16,629 million in fiscal 2003 from ¥7,201 million in fiscal 2003, reflecting the fact that revenues increased more than costs.

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Amusement

Net revenues of our Amusement segment decreased ¥3,613 million, or 9.5%, to ¥34,305 million in fiscal 2003 from ¥37,918 million in fiscal 2002. This decrease was due primarily to the decline in sales of pachinko LCD units to approximately ¥7,200 million from approximately ¥15,400 million in fiscal 2002, resulting from our inability to introduce new products meeting rapidly changing market needs in a timely manner. On the other hand, sales of amusement arcade game products increased to approximately ¥17,900 million in fiscal 2003 from approximately ¥11,800 million in fiscal 2002, reflecting the favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series and the expansion of the line-up of games that can be played by more than one person such as WORLDCOMBAT, a gun shooting game, as well as music simulation games such as pop’n music, GUITAR FREAKS and drummania. Token-operated products also contributed approximately ¥7,400 million to revenues for fiscal 2003. Token-operated game sales were led by the continuously popular GI-WINNING SIRE, GI-TURFWILD, the latest large-scale token-operated horse racing game in the GI series, which has a realistic “right there in the midst of it” feel, FORTUNE ORB, a large-sized “penny-falls” game machine popular for its entertaining stage effects and OVALARENA, a new large-scale token-operated bingo game machine with a player match-up function.

Operating expenses decreased ¥2,283 million, or 7.8%, to ¥27,035 million in fiscal 2003 from ¥29,318 in fiscal 2002 due primarily to the decreases in cost of revenues and selling, general and administrative expenses accompanying the decrease in revenues.

Operating income decreased ¥1,330 million, or 15.5%, to ¥7,270 million in fiscal 2003 from ¥8,600 million in fiscal 2002, reflecting the fact that revenue decreased more quickly than costs.

Gaming

Net revenues of our Gaming segment increased ¥5,152 million, or 168.2%, to ¥8,215 million in fiscal 2003 from ¥3,063 million in fiscal 2002. This increase was due primarily to an increase in revenues from sales of casino gaming machines by our Australian subsidiary, Konami Australia Pty Ltd, to 6,100 machines in fiscal 2003 from 1,700 machines in fiscal 2002, reflecting both growth in sales by Konami Australia Pty Ltd and an additional six months of revenues from Konami Australia Pty Ltd in fiscal 2003, since it was acquired in October 2001. Revenue growth also reflects an increase in sales of casino gaming machines through our U.S. subsidiary, Konami Gaming, Inc., to 2,200 machines in fiscal 2003 from 1,100 machines in fiscal 2002.

Operating expenses increased ¥2,595 million, or 44.8%, to ¥8,384 million in fiscal 2003 from ¥5,789 million in fiscal 2002 due primarily to an increase in revenues and the fact that we recognized only 6 months of operating expenses of Konami Australia Pty Ltd in fiscal 2002.

Operating loss decreased ¥2,557 million to ¥169 million in fiscal 2003 from ¥2,726 million in fiscal 2002, reflecting that revenues increased more than costs.

Other

Net revenues of our Other segment decreased ¥3,377 million, or 38.0%, to ¥5,520 million in fiscal 2003 from ¥8,897 million in fiscal 2002. This decrease was due primarily to the sale of our amusement arcade operation business to AmLead Co., Ltd, as of May 13, 2002. After the sale of our amusement arcade operation business, the segment includes real estate management services for our group companies and delivery and maintenance services that we provide with respect to products of our Amusement segment.

Operating expenses decreased ¥2,911 million, or 31.5%, to ¥6,330 million in fiscal 2003 from ¥9,241 million in fiscal 2002 due primarily to the sale of our amusement arcade operation business.

Operating loss increased ¥466 million, or 135.5%, to ¥810 million in fiscal 2003 from ¥344 million in fiscal 2002, reflecting the fact that revenues decreased more than costs.

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Comparison of Fiscal 2002 with Fiscal 2001

Computer & Video Games

Net revenues of our Computer & Video Games segment increased ¥29,242 million, or 48.0%, to ¥90,129 million in fiscal 2002 from ¥60,887 million in fiscal 2001. This increase was due primarily to an increase of approximately ¥28,600 million in sales of video game software including hit titles such as METAL GEAR SOLID 2: SONS OF LIBERTY of which five million DVDs were shipped worldwide, SILENT HILL 2 and WORLD SOCCER WINNING ELEVEN 5 FINAL EVOLUTION for the PlayStation2 and Yu-Gi-Oh! Duelmonsters 5 Expert 1 for the Game Boy Advance. The active global hardware systems market contributed to this increase as the release of Nintendo GameCube and Microsoft Xbox together with the rapid increase in sales of PlayStation2 stimulated the software market. Revenues from other products and services such as tuition fees for the Konami School increased by approximately ¥1,100 million.

Operating expenses increased ¥18,003 million, or 33.5%, to ¥71,777 million in fiscal 2002 from ¥53,774 million in fiscal 2001. The majority of this increase in operating expenses, or ¥15,383 million, was due to cost of revenues and the remaining ¥2,620 million increase was due to a rise in selling, general and administrative expenses, both of which rose in line with the increase in revenues.

Operating income increased ¥11,239 million, or 158.0%, to ¥18,352 million in fiscal 2002 from ¥7,113 million in fiscal 2001, reflecting the fact that revenues grew more quickly than expenses.

Exercise Entertainment

Net revenues of our Exercise Entertainment segment increased ¥60,466 million to ¥65,650 million in fiscal 2002 from ¥5,184 million in fiscal 2001. This increase was due primarily to the fact that only one full month of revenues of Konami Sports Corporation, which we acquired in February 2001, was recorded for the segment in fiscal 2001 and the segment experienced substantial growth in fiscal 2002 through the acquisition of various competitors. The addition of revenues from Konami Sports Corporation was responsible for approximately ¥53,300 million of this increase in revenues in fiscal 2002.

Operating expenses increased ¥64,849 million to ¥70,273 million in fiscal 2002 from ¥5,424 million in fiscal 2001. Cost of revenues increased by ¥51,040 million and selling general and administrative expenses increased by ¥13,809 million due mainly to the addition of Konami Sports Corporation to our consolidated results and a write-off of lease deposits amounting to ¥4,137 million owed to us by a sports club facility lessor that entered corporate reorganization proceedings in fiscal 2002.

Operating loss increased ¥4,383 million to ¥4,623 million in fiscal 2002 from ¥240 million in fiscal 2001 due primarily to the addition of Konami Sports Corporation to our consolidated results.

Toy & Hobby

Net revenues of our Toy & Hobby segment decreased ¥34,989 million, or 57.7%, to ¥25,601 million in fiscal 2002 from ¥60,590 million in fiscal 2001. This decrease was due primarily to a decline of approximately ¥34,600 million in sales of card games such as the Yu-Gi-Oh! Card Game from its peak during fiscal 2001. However, the series still generated approximately ¥20,400 million in sales during fiscal 2002. Sales of other Toy & Hobby products decreased by approximately ¥700 million on a net basis although we experienced an increase in sales of our new DigiQ remote controlled cars which were sold through Takara Co., Ltd.

Operating expenses decreased ¥11,830 million, or 39.1%, to ¥18,400 million in fiscal 2002 from ¥30,230 million in fiscal 2001. Almost all of this decline in operating expenses, or ¥11,789 million, was due to decreased cost of revenues in line with the decline in revenues.

Operating income decreased ¥23,159 million, or 76.3%, to ¥7,201 million in fiscal 2002 from ¥30,360 million in fiscal 2001, reflecting the fact that revenues decreased more than costs.

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Amusement

Net revenues of our Amusement segment decreased ¥2,583 million, or 6.4%, to ¥37,918 million in fiscal 2002 from ¥40,501 million in fiscal 2001. This decrease was due primarily to a decline in the sales of our music-related amusement arcade games such as Dance Dance Revolution and GUITAR FREAKS, which experienced very high sales in previous fiscal years. The decrease was offset in part by the sales of new amusement arcade games such as Celebrity Studio, an automatic photo machine and HIE HIE PENTA, the first prize-awarding machine to provide frozen prizes. Overall, while revenues from amusement arcade games declined by approximately ¥6,100 million to ¥11,000 million, revenues from pachinko LCD units increased by approximately ¥700 million to approximately ¥15,400 million.

Operating expenses decreased ¥1,157 million, or 3.8%, to ¥29,318 million in fiscal 2002 from ¥30,475 million in fiscal 2001, reflecting the decrease in revenues.

Operating income decreased ¥1,426 million, or 14.2%, to ¥8,600 million in fiscal 2002 from ¥10,026 million in fiscal 2001, reflecting the fact that revenues decreased more than costs.

Gaming

Net revenues of our Gaming segment increased ¥2,638 million to ¥3,063 million in fiscal 2002 from ¥425 million in fiscal 2001 due primarily to the acquisition of Konami Australia Pty Ltd., our Australian sales agent and producer of gaming machines, which became a consolidated subsidiary in October 2001.

Operating expenses increased ¥2,626 million, or 83.0%, to ¥5,789 million in fiscal 2002 from ¥3,163 million in fiscal 2001. This increase was due primarily to increased sales and the addition of Konami Australia Pty Ltd to our consolidated results. The consolidation resulted in a ¥654 million increase in cost of revenues and a ¥1,972 million increase in selling, general and administrative expenses.

Operating loss decreased ¥12 million, or 0.4%, to ¥2,726 million in fiscal 2002 from ¥2,738 million in fiscal 2001, reflecting the fact that revenues increased more than operating expenses.

Other

Net revenues of our Other segment increased ¥20 million, or 0.2%, to ¥8,897 million in fiscal 2002 from ¥8,877 million in fiscal 2001. This increase was due primarily to an increase in intersegment sales related to real estate management services provided to our subsidiaries, which offset a decrease in revenues of approximately ¥300 million from the operation of amusement arcade centers.

Operating expenses increased ¥345 million, or 3.9%, to ¥9,241 million in fiscal 2002 from ¥8,896 million in fiscal 2001 due to a ¥111 million increase in selling, general and administrative expenses and a ¥234 million increase in cost of revenues.

Operating loss increased ¥325 million to ¥344 million in fiscal 2001 reflecting the fact that operating expenses increased more than revenues.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make assumptions and estimates about expected future cash flows and other matters that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 of the notes to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. We consider some of our significant accounting policies to be critical to our reported results because they require our management to make complex judgments in making assumptions and estimates about the effects of matters that are inherently uncertain and therefore subject to change. Changes in such assumptions and estimates could have a material effect on the amounts reported in our financial statements. We believe that among our significant accounting policies, the following policies may involve a higher degree of judgment or complexity.

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Acquisitions

In the past two fiscal years, we have made a number of business acquisitions, which have been accounted for using the purchase method of accounting. The purchase method requires that the net assets—tangible and identifiable intangible assets less liabilities—of the acquired company be recorded at fair value, with the difference between the cost of an acquired company and the fair value of the acquired net assets recorded as goodwill. Application of the purchase method requires us to make complex judgments about the allocation of the purchase price to the fair value of the net assets we acquired, and estimated useful lives of such assets.

With respect to intangible assets acquired in the course of our acquisitions, we have estimated the useful lives of various intangible assets based on our internal expertise as well as assistance from independent valuation experts. We determined that our acquired intangibles related to trademarks, franchise contracts, and gaming licenses have an indefinite useful life. Our intangibles related to membership lists, existing technology and customer relationships are estimated to have useful lives of two to five years.

Valuation of intangible assets and goodwill

As of April 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, we are required to perform an initial impairment test of our indefinite-lived intangibles and goodwill at the transition and an annual impairment test thereafter. We also assess the impairment of intangibles and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in the stock price of the acquired entity for a sustained period; and

•	market capitalization of the acquired entity relative to its net book value.

When we determine that the carrying amount of intangibles and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the carrying amount of the assets based on their fair value. If the fair value is less than the carrying amount of the assets, we record an impairment loss based on the difference between the carrying amount and the fair value of the assets.

We evaluated the recoverability of goodwill on our books under SFAS No. 142 at its adoption on April 1, 2002 and again in the fourth quarter of the fiscal year ended March 31, 2003. In both instances, we engaged an independent appraiser to assist us in our determination of the fair values of our reporting units. In its determination of the fair values, the appraiser primarily utilized a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units were based on our expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, we primarily utilized a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

At the adoption of SFAS No. 142 on April 1, 2002, we completed our transitional impairment assessment for goodwill and other intangible assets based on their fair value. Based on our assessment of the circumstances, considering the independent appraiser’s findings, we concluded that there was no impairment in the carrying value of our goodwill and intangible assets with an indefinite life.

In the fourth quarter of the fiscal year ended March 31, 2003, however, using the same methodologies and again considering the independent appraiser’s findings, we determined that the fair value of our Exercise Entertainment reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss for the year ended March 31, 2003. The impairment charge consisted of ¥36,717 million for goodwill and ¥10,882 million for trademarks. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations as a result of a significant slow-down in the growth rate of the industry in which it operated as well as negative trends in general economic conditions in Japan that accelerated in the later half of fiscal 2003.

If our expectations of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our identifiable intangible assets could change significantly. Such a change could result in additional impairment charges in future periods, which could have a significant impact on our consolidated financial statements.

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Software Development

We utilize our internal development teams to develop our software. We account for software development costs in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”. We capitalize software development costs once technological feasibility is established and such costs are determined to be recoverable against future revenues. We expense software development costs incurred prior to technological feasibility to research and development. We evaluate the technological feasibility of our software in development on a product-by-product basis, based on our historical experience, whether the software is closely related to previously marketed software or uses existing technology, and other factors. For products where proven game engine technology exists, technological feasibility may occur early in the development cycle. Our technological feasibility decisions affect the timing of our recognition of the costs associated with developing our products.

Revenue Recognition

We derive revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, and (ii) membership fee revenue from sports club members.

Our revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For our product sales, it is our customary practice to have a written contract, which is signed by both the customer and us, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For our sports clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred.

Our packaged game software and other products are physically delivered to our customers, with standard transfer terms. Also, our game machines and related equipment are physically delivered to our customers as a fully-assembled, ready to be installed unit. Our arrangements generally include acceptance clauses. Acceptance occurs upon the earlier of receipt of a written customer acceptance immediately after delivery or expiration of the acceptance period, which is generally seven days from the delivery date. Accordingly, we recognize revenue from our product sales upon delivery and acceptance. Generally, we do not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances we may allow returns or provide price protection, for which we estimate the related allowances based upon our management’s evaluation of our historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from sports club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires us to defer the membership fee revenue for one month. Initial membership fee revenue is deferred and recognized over the estimated period of the related membership. Currently, however, the amount of such initial fees is not significant.

The Price is Fixed or Determinable.

The price our customers pay for our products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Our membership fee for health and sports clubs is fixed at the time of admission of the member.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers with whom we have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For our sports clubs, the collectibility of membership fees is always assured as we charge members’ accounts one-month in advance.

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Accounting Developments

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. We adopted SFAS No. 143 on April 1, 2003 and the adoption did not have a material effect on the results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance relating to the accounting for certain lease modifications and various technical corrections to existing pronouncements that are not substantive in nature. We adopted SFAS No. 145 on April 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which was adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 has not had a material effect on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and have not had a material effect on our consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We did not have a significant item to be disclosed under such requirements in our consolidated financial statements for fiscal 2003.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on our consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that variable interest entities will be consolidated or their information will be disclosed information when the Interpretation becomes effective.

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In February 2003, the EITF reached a consensus on Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This Issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. According to this consensus, the transfer is not viewed as a plan amendment unfavorable to employees. Furthermore, accounting recognition is done upon the actual transfer of the substitutional portion of the benefit obligations and the related plan assets. Additionally, the EITF agreed that the resultant gain from the government subsidy which is the difference between the fair value of the substitutional portion of the obligations transferred, computed based on a market discount rate, and the amount of plan assets required to be transferred which the government is to calculate, would be directly recognized as a gain or loss at settlement. The application of EITF 03-02 is not expected to have any effect on our consolidated financial statements as we do not have such substitutional portion of employee pension fund liabilities subject to this consensus.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Except for certain provisions, SFAS No. 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. We are in the process of determining the impact, if any, that the adoption of SFAS No. 149 will have on its results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on our results of operations and financial position.

Capital Expenditures

Our capital expenditures amounted to ¥77,598 million, ¥20,681 million and ¥17,919 million during fiscal 2001, 2002 and 2003, respectively. The major portion of our capital expenditures during fiscal 2001 related to the acquisition of intangible assets in the amount of ¥56,759 million recognized in connection with our purchase of Konami Sports Corporation and other subsidiaries. During fiscal 2002, our capital expenditures consisted mainly of purchases and leases of computer and other product development equipment in the amount of ¥9,615 million. During fiscal 2003, our capital expenditures consisted mainly of the acquisition of Konami Super Campus for ¥3,010 million and funds for the opening and repair of sports clubs in the amount of ¥4,638 million. We expect our capital expenditures for fiscal 2004 to be approximately ¥11,000 million, of which approximately ¥3,000 million will relate to purchases and leases of computer and other product development equipment and ¥2,500 million will relate to the opening and repair of additional sports clubs.

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B. Liquidity and Capital Resources

Our principal needs for cash are: fees for manufacturing and royalty payments to video game hardware manufacturers who produce our game software; payments to content licensors; purchase of parts and raw materials; selling, general and administrative expenses such as research and development expenses; payments for the acquisition of companies targeted under our acquisitions strategy; employees’ salaries, wages and other payroll cost; lease payments for sports club facilities; debt service requirements; expenditures to renovate and maintain our properties; payments of dividends to our shareholders; and taxes.

Our principal needs for cash for fiscal 2004 include cash used for ordinary operations of our business. In addition, we consider potential opportunities to expand our current business or enter new areas of business from time to time. Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that available cash reserves and expected cash from operations and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction (ordinarily 20% in the case of dividend payments by our Japanese subsidiaries and 10% (or, in certain circumstances, 15%) in the case of dividend payments and 10% in the case of interest payments by our U.S. subsidiaries).

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2001, fiscal 2002 and fiscal 2003:

	Millions of Yen			Thousands of U.S. Dollars
Fiscal year ended March 31	2001	2002	2003	2003
Net cash provided by operating activities	¥22,398	¥11,119	¥27,711	$230,541
Net cash used in investing activities	(72,788)	(16,024)	(12,242)	(101,847)
Net cash provided by financing activities	59,261	12,613	(16,443)	(136,797)

	8,871	7,708	(974)	(8,103)
Effect of exchange rate changes on cash and cash equivalents	576	667	466	3,877

Net increase (decrease) in cash and cash equivalents	9,447	8,375	(508)	(4,226)
Cash and cash equivalents at beginning of period	57,366	66,813	75,188	625,524

Cash and cash equivalents at end of period	¥66,813	¥75,188	¥74,680	$621,298

Comparison of Fiscal 2003 with Fiscal 2002

Net cash provided by operating activities increased ¥16,592 million, or 149.2%, to ¥27,711 million in fiscal 2003 from ¥11,119 million in fiscal 2002. During fiscal 2003, increased collection of payments on trade notes and accounts receivable, which had been at a high level at the end of fiscal 2002, contributed to the improvement of cash flows from operating activities by ¥8,510 million. Our operating cash flows were also improved by ¥4,413 million due to the fact that we used less cash to decrease trade notes and accounts payable as compared to fiscal 2002. In addition, there was a decrease in inventories in fiscal 2003, which contributed to the increase in net operating cash flows by ¥4,150 million since there had been an increase in inventories in fiscal 2002.

Net cash used in investing activities decreased ¥3,782 million, or 23.6%, to ¥12,242 million in fiscal 2003 from ¥16,024 million in fiscal 2002. Improvements in investing cash flows were, in part, due to the fact that we did not use cash for investments in affiliated companies during fiscal 2003 while we made such investments amounting to ¥8,115 million during fiscal 2002. A ¥1,790 million increase in proceeds from sales of property and equipment also contributed to the improvement of cash flows from investing activities in fiscal 2003. However, the decrease in cash used for investments was partly offset by a ¥7,262 million increase in capital expenditures, which was due mainly to active acquisition of property and equipment related to the Exercise Entertainment segment.

Net cash used in financing activities amounted to ¥16,443 million for fiscal 2003 while net cash of ¥12,613 million was provided by financing activities during fiscal 2002. This was due primarily to a ¥29,828 million decrease in proceeds from long-term debt. During fiscal 2003, we had ¥14,902 in net proceeds from the issuance of bonds while we had ¥44,681 million of such debt issuance proceeds during fiscal 2002.

44

Comparison of Fiscal 2002 with Fiscal 2001

Net cash provided by operating activities amounted to ¥22,398 million in fiscal 2001 and ¥11,119 million in fiscal 2002. In fiscal 2002, a ¥10,166 million decrease in net income was offset by a ¥10,353 million increase in depreciation and amortization expenses. Net cash provided by operating activities decreased principally due to a ¥12,377 million decrease in trade notes and accounts payable as compared to fiscal 2001, which was caused in large part by bill payments from the previous year being credited on the first day of fiscal 2002 due to a banking holiday.

Cash used in investing activities in recent periods included acquisitions of several subsidiaries and investments in affiliates, as well as investments in property and equipment. There was a decrease in cash used in investing activities to ¥16,024 million in fiscal 2002, from ¥72,788 in fiscal 2001, due primarily to a substantially smaller amount of expenditures on investments and acquisitions in fiscal 2002 as compared to fiscal 2001. In fiscal 2001, we acquired the business that is now Konami Sports Corporation. In fiscal 2002, we made further acquisitions of smaller sports clubs and investments in strategic partners in the video game software industry such as Hudson Soft Co., Ltd. and Genki Co., Ltd. During fiscal 2002, we also sold outstanding shares of Konami Computer Entertainment Tokyo, Inc. for ¥1,797 million, which resulted in a gain of ¥1,129 million.

Cash provided by financing activities totaled ¥12,613 million in fiscal 2002 as compared to ¥59,261 in fiscal 2001. During fiscal 2001, cash in the amount of ¥6,013 million was provided by the issuance of shares by Konami Computer Entertainment Tokyo, Inc. in its initial public offering. We also received ¥62,824 million from the issuance of our own shares in a global equity offering. During fiscal 2002, we received cash in the amount of ¥7,035 million in the initial public offering of Konami Computer Entertainment Japan, Inc. As a result, net proceeds from the issuance of common stock decreased ¥61,802 million as compared to fiscal 2001, but this was partially offset by a ¥44,509 increase in proceeds from long-term debt issued during fiscal 2002. Cash provided by financing activities in fiscal 2002 was further reduced by repurchases of treasury stock and repayments of long-term debt.

Long and Short-term Debt

Our debt includes both long-term debt and short-term borrowings. Our borrowing requirements have not been seasonal. Short-term borrowings consisted entirely of unsecured bank loans totaling ¥10,948 million as of March 31, 2002 and ¥8,308 million as of March 31, 2003. As of March 31, 2003, the non-current portion of our long-term debt consisted mainly of ¥60,000 million of unsecured bonds described in the following paragraphs. It also included ¥540 million of unsecured loans from banks. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2003, please see the Contractual Obligations table on the following page under “Other Commitments”. We are able to borrow from financial institutions at local market-based interest rates, which in our case, is mostly market-based rates in Japan, however, approximately 18% of our total outstanding long-term debt, excluding unsecured bonds, and short term borrowings as of March 31, 2003 is denominated in U.S. dollars and based on the local market-based interest rates of the United States. The interest rates of our long-term debt and short-term borrowings ranged from 0.56% to 2.36% during fiscal 2003. We plan to refinance repayment of our debt and borrowings due in one to three years by a combination of all or some of the following funding sources: available cash reserves; cash provided by our operations; borrowings from banks or other financial institutions; and issuance of debt securities.

During fiscal 2003, our consolidated subsidiary, Konami Sports Corporation, issued unsecured domestic bonds series 1, 2 and 3 due 2006, 2007 and 2008, respectively. Each series of the bonds was issued for ¥5,000 million to total an aggregate principal amount of ¥15,000 million. During fiscal 2002, we issued unsecured domestic bonds series 3, 4 and 5 due 2005, 2006, and 2007, respectively. Each series of the bonds was issued for ¥15,000 million to total an aggregate principal amount of ¥45,000 million. The interest rates of these bonds issued by Konami and Konami Sports Corporation range from 0.70% to 1.39%.

In fiscal 2000, we entered into a renewable credit line agreement to provide for borrowings of up to ¥12,000 million in order to increase our financing capabilities. The current line of credit expires on March 31, 2004. We had no outstanding borrowings under the revolving line of credit as of March 31, 2003. We also established a commercial paper program worth ¥10,000 million in fiscal 1996, for which there was no outstanding balance at March 31, 2003. Financing under the commercial paper program is available upon the satisfaction of certain procedural requirements which we believe that it may take us a few weeks to complete.

In connection with our purchases of certain products for distribution in North America and Europe, including Game Boy cartridges and GameCube discs, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2003, we had outstanding letters of credit in the amount of €3,545,973 and $4,673,989.

45

Other Commitments

Licenses. We have several on-going contractual commitments involving minimum future royalties payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2003 is ¥ 984 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Leases. We lease certain computer and other equipment under capital leases and non-cancelable operating leases. Total future minimum lease payments under capital lease arrangements were ¥5,010 million as of March 31, 2003. Minimum rental commitments under non-cancelable operating leases at March 31, 2003 were ¥30,867 million.

Purchase Obligations. We have obligations to purchase property, plant, equipment and other assets amounting to approximately ¥607 million as of March 31, 2003.

The following tables summarize the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2003:

Contractual Obligations

	(millions of yen)
		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Short-Term Debt	¥8,308	¥8,308	—	—	—
Unsecured Bank Loans	8,308	8,308	—	—	—
Long-Term Debt	60,540	40	¥15,500	¥40,000	¥5,000
Unsecured Bonds	60,000	—	15,000	40,000	5,000
Unsecured Bank Loans	540	40	500	—	—
Capital Lease Obligations	5,010	1,884	2,258	847	21
Operating Leases	30,867	2,570	4,979	4,440	18,878
Purchase Obligations	607	607	—	—	—

Total	¥105,332	¥13,409	¥22,737	¥45,287	¥23,899

Derivative Transactions

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. For a more detailed discussion of these instruments, you should read Note 18 to our consolidated financial statements included in this annual report. We do not hold or issue derivatives for speculation purposes. Because the counterparties to those contracts are limited to major international financial institutions, we do not anticipate any material losses arising from credit risk. Our Finance Department executes and controls those contracts. Each contract and its results are to be periodically reported to an officer in charge of the department and the CFO.

We do not designate any derivative financial instruments as hedges and, as a result, they are to be recognized as either assets or liabilities at fair value and the corresponding gains and losses are to be recognized in earnings in the period of change.

C. Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing amusement arcade games, video game software, gaming machines and Toy and Hobby products. Research and development expenses are charged to income as incurred. On a consolidated basis, we spent ¥836 million, ¥861 million and ¥855 million on research and development for the years ended March 31, 2001, 2002 and 2003, respectively.

46

D. Trend Information.

While our results of operations for the year ending March 31, 2004 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2004 will slightly increase from the previous fiscal year and our operating income and the net income will recover substantially without the negative effect of the impairment of goodwill and other intangible assets associated with our Exercise Entertainment segment recognized in fiscal 2003. We base our expectations on the following assumptions:

•	We expect a slight decrease in revenues of our Computer & Video Game segment, reflecting less robust sales of our Yu-Gi-Oh! and soccer-related titles, which sold over 5.9 million copies and 4.3 million copies, respectively, in fiscal 2003, particularly in North America. We expect our Computer & Video Game segment to be buoyed, however, by releasing a more diverse line up of new original products, particularly in the animation category, and working to expand sales of the Yu-Gi-Oh! series in Europe.

•	We expect an increase in sales by our Exercise Entertainment segment, reflecting an increase in the number of members of newly opened clubs and our continuous efforts to improve the retention rate of current customers.

•	We expect a slight decrease in our Toy & Hobby segment revenues based on our conservative estimate of sales of the Yu-Gi-Oh! Trading Card Game in North America. However, we expect to sustain this segment by expanding the market for our Yu-Gi-Oh! Trading Card Game in Europe and introducing a new product line-up for boys’ toys.

•	We expect a slight decrease in our Amusement segment revenues, despite the popularity of our products, since the market for amusement games, token-operated games and LCD units is currently leveling off. We expect, however, that this segment will be supported by the fact that our amusement games for mass participation and large token-operated games will be indispensable as trend towards larger amusement facilities gains momentum.

•	We expect an increase in revenues by our Gaming segment reflecting anticipated gains in sales of casino gaming machines in North America.

Notwithstanding the loss recorded due to the recognition of impairment of goodwill and other intangible assets relating to our Exercise Entertainment segment in fiscal 2003, our business has grown steadily and we believe that our medium to long-term growth prospects are good as well. We expect consumer demand for video game software to expand, based on the predominance of PlayStation 2 and Game Boy Advance in fiscal 2003. We are also expecting growth in our sports clubs business, reflecting increased interests in health and beauty, especially amount middle-aged and senior people. Our gaming segment expects to expand its market, including in the U.K., where the deregulation of casino business is scheduled in 2004, and Japan, where such deregulation has been actively promoted.

The discussion above includes forward-looking statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies. Our actual results could vary significantly from these projections and could be influenced by a number of factors including our ability to generate new popular products, our ability to expand overseas, consumer spending patterns and other factors and risks.

E. Off-Balance Sheet Arrangements.

Not applicable.

F. Tabular Disclosure of Contractual Obligations.

Not applicable.

47

CONSOLIDATED BALANCE SHEETS

KONAMI CORPORATION and Subsidiaries

March 31, 2002 and 2003

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥75,188	¥74,680	$621,298
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥636 million and ¥976 million ($8,120 thousand) at March 31, 2002 and 2003, respectively	34,275	29,107	242,155
Inventories	15,990	13,359	111,140
Deferred income taxes, net	9,143	12,820	106,656
Prepaid expenses and other current assets	7,459	6,739	56,064

Total current assets	142,055	136,705	1,137,313

PROPERTY AND EQUIPMENT, net	43,562	46,284	385,058

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	204	189	1,572
Investments in affiliates	13,459	12,422	103,345
Identifiable intangible assets	60,169	46,503	386,880
Goodwill	36,825	125	1,040
Lease deposits	24,654	24,489	203,736
Other assets	7,163	11,533	95,948

Total investments and other assets	142,474	95,261	792,521

TOTAL ASSETS	¥328,091	¥278,250	$2,314,892

See accompanying notes to consolidated financial statements.

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	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥10,948	¥8,308	$69,118
Current portion of long-term debt and capital lease obligations	4,751	1,815	15,100
Trade notes and accounts payable	20,292	18,684	155,441
Accrued income taxes	13,224	13,788	114,709
Accrued expenses	21,120	18,968	157,804
Deferred revenue	3,866	5,535	46,048
Other current liabilities	5,347	4,676	38,902

Total current liabilities	79,548	71,774	597,122
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	48,031	63,514	528,403
Accrued pension and severance costs	2,607	2,345	19,509
Deferred income taxes, net	24,169	18,854	156,855
Other long-term liabilities	2,830	2,502	20,815

Total long-term liabilities	77,637	87,215	725,582

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	35,916	28,855	240,058

COMMITMENTS AND CONTINGENCIES (Note 12 and 22)	—	—	—

SHAREHOLDERS’ EQUITY:
Common stock, no par value—Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2002 and 2003	47,399	47,399	394,334
Additional paid-in capital	46,736	46,736	388,819
Legal reserve	2,163	2,163	17,995
Retained earnings	53,149	18,981	157,912
Accumulated other comprehensive income	546	790	6,572

Total	149,993	116,069	965,632
Treasury stock, at cost— 4,257,751 shares and 8,253,191 shares at March 31, 2002 and 2003, respectively	(15,003)	(25,663)	(213,502)

Total shareholders’ equity	134,990	90,406	752,130

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥328,091	¥278,250	$2,314,892

See accompanying notes to consolidated financial statements.

49

CONSOLIDATED STATEMENTS OF OPERATIONS

KONAMI CORPORATION and Subsidiaries

Years ended March 31, 2001, 2002 and 2003

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
NET REVENUES:
Product sales revenue	¥167,001	¥165,154	¥178,766	$1,487,238
Service revenue	4,480	60,426	74,891	623,053

Total net revenues	171,481	225,580	253,657	2,110,291

COSTS AND EXPENSES:
Costs of products sold	99,016	104,192	112,364	934,809
Costs of services rendered	4,052	50,459	62,515	520,091
Impairment charge for goodwill and other intangible assets	—	—	47,599	395,998
Selling, general and administrative	30,502	52,842	53,049	441,340

Total costs and expenses	133,570	207,493	275,527	2,292,238

Operating income (loss)	37,911	18,087	(21,870)	(181,947)

OTHER INCOME (EXPENSES):
Interest income	468	244	373	3,103
Interest expense	(1,266)	(767)	(938)	(7,804)
Gain on sale of subsidiary shares	3,948	4,655	904	7,521
Other, net	(226)	459	(565)	(4,700)

Other income (expenses), net	2,924	4,591	(226)	(1,880)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	40,835	22,678	(22,096)	(183,827)

INCOME TAXES:
Current	20,902	17,276	14,912	124,060
Deferred	(1,699)	(5,609)	(8,726)	(72,596)

Total	19,203	11,667	6,186	51,464

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	21,632	11,011	(28,282)	(235,291)

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	420	364	(1,051)	(8,744)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	356	755	(1,288)	(10,716)

NET INCOME (LOSS)	¥21,568	¥11,402	¥(28,519)	$(237,263)

	Yen			U.S. Dollars
	2001	2002	2003	2003
PER SHARE DATA:
Basic and Diluted Net Income (loss) per Share	¥189.04	¥89.32	¥(234.58)	$(1.95)

Weighted-Average Common Shares Outstanding	114,093,518	127,647,120	121,572,154	121,572,154

See accompanying notes to consolidated financial statements.

50

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

KONAMI CORPORATION and Subsidiaries

Years ended March 31, 2001, 2002 and 2003

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2000	¥15,794	¥15,517	¥1,162		¥34,174	¥(388)	¥(32)	¥66,227
Comprehensive income:
Net income				¥21,568	21,568			21,568

Cash dividends, ¥54.0 per share					(5,914)			(5,914)
Net unrealized losses on available-for-sale securities				(26)				(26)
Foreign currency translation adjustments				440				440

Other comprehensive income				414		414

Comprehensive income				21,982

New stock issuance for cash	31,605	31,219						62,824
Exercise of stock option							31	31
Reissuance of treasury stock							1	1
Transfer from retained earnings			608		(608)			—

Balance at March 31, 2001	47,399	46,736	1,770		49,220	26	—	145,151
Comprehensive income:
Net income				11,402	11,402			11,402

Cash dividends, ¥54.0 per share					(7,080)			(7,080)
Net unrealized losses on available-for-sale securities				(189)				(189)
Foreign currency translation adjustments				709				709

Other comprehensive income				520		520

Comprehensive income				11,922

Reissuance of treasury stock							3	3
Repurchase of treasury stock							(15,006)	(15,006)
Transfer from retained earnings			393		(393)			—

Balance at March 31, 2002	47,399	46,736	2,163		53,149	546	(15,003)	134,990
Comprehensive loss:
Net loss				(28,519)	(28,519)			(28,519)

Cash dividends, ¥46.0 per share					(5,649)			(5,649)
Net unrealized gains on available-for-sale securities				159				159
Foreign currency translation adjustments				85				85

Other comprehensive income				244		244

Comprehensive loss				¥(28,275)

Repurchase of treasury stock							(10,660)	(10,660)

Balance at March 31, 2003	¥47,399	¥46,736	¥2,163		¥18,981	¥790	¥(25,663)	¥90,406

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Loss	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2002	$394,334	$388,819	$17,995		$442,171	$4,543	$(124,817)	$1,123,045
Comprehensive loss:
Net loss				$(237,263)	(237,263)			(237,263)

Cash dividends, $0.38 per share					(46,996)			(46,996)
Net unrealized gains on available-for-sale securities				1,322				1,322
Foreign currency translation adjustments				707				707

Other comprehensive income				2,029		2,029

Comprehensive loss				$(235,234)

Repurchase of treasury stock							(88,685)	(88,685)

Balance at March 31, 2003	$394,334	$388,819	$17,995		$157,912	$6,572	$(213,502)	$752,130

See accompanying notes to consolidated financial statements.

51

CONSOLIDATED STATEMENTS OF CASH FLOWS

KONAMI CORPORATION and Subsidiaries

Years ended March 31, 2001, 2002 and 2003

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Cash flows from operating activities:
Net income (loss)	¥21,568	¥11,402	¥(28,519)	$(237,263)
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization	5,107	15,460	11,979	99,659
Impairment charge for goodwill and other intangible assets	—	—	47,599	395,998
Provision for doubtful receivables	36	4,189	429	3,569
Loss on sale or disposal of property and equipment, net	747	924	2,344	19,501
Gain on sale of subsidiary shares	(3,948)	(4,655)	(904)	(7,521)
Equity in net (income) loss of affiliated companies	(356)	(755)	1,288	10,716
Minority interest	420	364	(1,051)	(8,744)
Deferred income taxes	(1,699)	(5,609)	(11,326)	(94,226)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	(7,552)	(3,930)	4,580	38,103
Decrease (increase) in inventories	(1,053)	(1,594)	2,556	21,264
Increase (decrease) in trade notes and accounts payable	6,443	(5,934)	(1,521)	(12,654)
Increase (decrease) in accrued income taxes	2,026	(1,722)	394	3,278
Increase (decrease) in accrued expenses	2,050	2,305	(2,271)	(18,893)
Increase in deferred revenue	142	805	1,669	13,885
Other, net	(1,533)	(131)	465	3,869

Net cash provided by operating activities	22,398	11,119	27,711	230,541
Cash flows from investing activities:
Purchases of investments in affiliates	(3,887)	(8,115)	—	—
Purchases of investments in subsidiaries	—	—	(315)	(2,621)
Proceeds from sales of investments in subsidiaries	—	1,797	2,081	17,313
Capital expenditures	(4,043)	(8,095)	(15,357)	(127,762)
Proceeds from sales of property and equipment	1,274	444	2,234	18,586
Acquisition of new subsidiaries, net of cash acquired	(68,656)	692	(449)	(3,735)
Decrease in time deposits, net	1,415	90	516	4,293
Decrease (increase) in lease deposits, net	28	(1,877)	(306)	(2,546)
Other, net	1,081	(960)	(646)	(5,375)

Net cash used in investing activities	(72,788)	(16,024)	(12,242)	(101,847)
Cash flows from financing activities:
Net decrease in short-term borrowings	(1,220)	(1,108)	(2,448)	(20,366)
Proceeds from long-term debt	721	45,230	15,402	128,137
Repayments of long-term debt	(1,983)	(13,172)	(2,765)	(23,004)
Principal payments under capital lease obligations	(1,180)	(2,407)	(3,439)	(28,611)
Net proceeds from issuance of common stock	62,824	—	—	—
Net proceeds from issuance of common stock by subsidiaries	6,013	7,035	—	—
Dividends paid	(5,991)	(7,652)	(6,324)	(52,612)
Purchases of treasury stock by parent company	—	(15,006)	(10,660)	(88,685)
Purchases of treasury stock by subsidiaries	(48)	(194)	(4,516)	(37,571)
Other, net	125	(113)	(1,693)	(14,085)

Net cash provided by (used in) financing activities	59,261	12,613	(16,443)	(136,797)
Effect of exchange rate changes on cash and cash equivalents	576	667	466	3,877
Net increase (decrease) in cash and cash equivalents	9,447	8,375	(508)	(4,226)
Cash and cash equivalents, beginning of year	57,366	66,813	75,188	625,524

Cash and cash equivalents, end of year	¥66,813	¥75,188	¥74,680	$621,298

See accompanying notes to consolidated financial statements.

52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KONAMI CORPORATION and Subsidiaries

1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Business and Organization

KONAMI CORPORATION (the “Company”) was founded in 1969 and was incorporated under the laws of Japan in March 1973. The Company and its subsidiaries (collectively “Konami”) engage in production and sale of game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami’s products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operation is in Japan.

Substantially all of Konami’s revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami has always obtained extensions or new agreements with the platform manufacturers. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami’s costs and the timing of release of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami’s gaming machines are subject to numerous federal, state and local regulations. In addition, Konami may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami can generate revenues. Konami and its key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Also, Konami’s gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

Basis of Accounting

The Company and its domestic subsidiaries maintain their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2003.

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of March 31, 2003 of ¥120.20 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

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Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

Konami classifies its debt and equity securities into one of the three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned. As of March 31, 2002 and 2003, all equity securities held by Konami are classified as available-for-sale.

(d) Investments in Affiliates

For those investments in affiliates in which the Company’s voting interest is between 20% and 50% and it has the ability to exercise significant influence over the affiliate’s operations, the equity method of accounting is used. Under this method, the investment originally recorded at cost is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated.

Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost. A decline in the value of a non-marketable equity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 5 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which ranged from 2 to 8 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

(g) Software for Internal Use

Under the provisions of Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” Konami has capitalized costs associated with software systems for internal use, that have reached the application stage and meet recoverability tests as capitalized computer software in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from 2 to 5 years. Konami expenses costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. Konami also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

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(h) Goodwill and Other Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise contracts acquired in connection with acquisitions of subsidiaries.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which supersedes Accounting Principles Board Opinion (“APB”) No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method of accounting. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. Konami adopted SFAS No. 141 on June 30, 2001 and the adoption did not have a material effect on Konami’s results of operations, financial position or cash flows.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and other intangible assets with an indefinite life are no longer subject to amortization over their useful lives, but are subject to assessments for impairment at least annually based on their fair value. Goodwill and indefinite-lived intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142 while those acquired prior to June 30, 2001 were not subject to the provisions until SFAS No. 142 was fully adopted by Konami on April 1, 2002.

Prior to the adoption of SFAS No.142, the recoverability of goodwill was assessed according to SFAS No. 121.

Goodwill acquired prior to June 30, 2001 was amortized on a straight-line basis over the estimated useful life of 20 years in accordance with the requirements under APB No. 17, “Intangible Assets,” until the adoption of SFAS No. 142 on April 1, 2002 while goodwill acquired after June 30, 2001 has not been subject to amortization according to the non-amortization provisions of SFAS No. 142. Intangible assets related to trademarks, gaming licenses and franchise contracts are determined to have an indefinite useful life. Intangible assets with an indefinite life acquired prior to June 30, 2001 were amortized using the straight-line method over 40 years in accordance with the requirements under APB No. 17 until the adoption of SFAS No. 142 while those acquired after June 30, 2001 have not been subject to amortization according to the non-amortization provisions of SFAS No. 142.

Upon the adoption of SFAS No. 142 effective April 1, 2002, Konami completed its transitional impairment test for goodwill and other intangible assets with an indefinite life based on their fair value. For the purpose of the test, goodwill and other intangible assets were assigned to the reporting units determined by Konami according to the requirements under SFAS No. 142. Based on management’s assessment of the circumstances, considering the independent appraiser’s findings, Konami concluded that there was no impairment in the carrying value of goodwill and intangible assets with an indefinite life.

In the fourth quarter of the fiscal year ended March 31, 2003, however, using the same methodologies and again considering the independent appraiser’s findings, Konami determined that the fair value of the Exercise Entertainment reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, a non-cash impairment charge was recognized for goodwill and trademarks as a component of operating loss in the accompanying consolidated statement of operations for the year ended March 31, 2003, as more fully disclosed in Note 7.

Intangible assets related to membership lists, existing technology, and customer relationships have been amortized over their estimated useful lives of 2 to 5 years. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as described in (i).

(i) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 supersedes SFAS No. 121, but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets held and used and (b) measurements of long-lived assets disposed of by sale. SFAS No. 144 also supersedes APB No. 30 “Reporting the Results of Operation—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations. SFAS No. 144 also extends reporting of discontinued operations to a part of a company that either has been disposed of or is classified as held for sale. Konami adopted SFAS No. 144 on April 1, 2002 and the adoption did not have a material effect on the results of operations, financial position or cash flows.

(j) Derivative Financial Instruments

From time to time, Konami uses certain derivative financial instruments to manage its foreign currency risks. Konami may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Effective April 1, 2001, Konami adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. The adoption of SFAS 133 did not have a material impact on Konami’s consolidated financial position and results of operations. To date, there has been no derivative instrument designated as a hedge by Konami.

(k) Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans which are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

(l) Income Taxes

Konami accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m) Revenue Recognition

Konami derives revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, and (ii) membership fee revenue from health and fitness club members.

Konami’s revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For product sales, it is Konami’s customary practice to have a written contract, which is signed by both the customer and Konami, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For Konami’s health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

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Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers. Also, Konami’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. Accordingly, Konami recognizes revenue from product sales upon delivery and acceptance since title and risk of loss transfer to the customer based on free on board (“FOB”) destination. Generally, Konami does not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami may allow returns, for which Konami estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month. Initial membership fee revenue is deferred and recognized over the estimated period of the related membership.

The Price is Fixed or Determinable.

The price customers pay for Konami’s products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Konami’s membership fee for health and fitness clubs is fixed at the time of admission of the member.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance.

(n) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥836 million, ¥861 million and ¥855 million ($7,113 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, in the accompanying consolidated statements of operations.

SFAS No. 86, “Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or when they are deemed unrecoverable.

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥1,005 million and ¥984 million ($8,186 thousand) at March 31, 2002 and 2003, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

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(p) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statement of operations. Advertising expenses amounted to ¥6,572 million, ¥6,973 million and ¥10,284 million ($85,557 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

(q) Stock-based Compensation

Konami accounts for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and FASB Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB No. 25”. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. Konami has elected to continue to apply the provisions of APB No. 25 for their stock-based compensation plans to directors and employees.

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, Konami’s net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Reported net income (loss)	¥21,568	¥11,402	¥(28,519)	$(237,263)
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(1)	(8)	(322)	(2,679)
Pro forma net income (loss)	¥21,567	¥11,394	¥(28,841)	$(239,942)

	Yen			U.S. Dollars
Per share data:
Reported net income (loss) per share, basic and diluted	¥189.04	¥89.32	¥(234.58)	$(1.95)
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(0.01)	(0.06)	(2.65)	(0.02)
Pro forma net income (loss) per share, basic and diluted	¥189.03	¥89.26	¥(237.23)	$(1.97)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included here in.

(r) Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiary is accounted for as gain or loss, including the related income tax effect, in the period such shares are issued provided the sale of such shares by the subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant, the value of the proceeds or other value received is objectively determinable and any resulting gains reasonably assumed. If such criteria are not met, the issuance of stock is accounted for as a capital transaction in the consolidated financial statements.

(s) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments and unrealized gains (losses) from marketable securities considered available-for-sale.

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(t) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income.

(u) Earnings Per Share

Earnings per share (“EPS”) is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic EPS excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) by the weighted-average number of common shares outstanding. Diluted EPS reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

Konami has no dilutive securities outstanding at March 31, 2002 and 2003, and therefore there is no difference between basic and diluted EPS. Konami has certain stock subscription rights outstanding that will be potentially dilutive in future periods. (See Note 16)

(v) Use of Estimates

Preparation of these consolidated financial statements requires management of Konami to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

Konami has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, accounting for software development costs, impairment on long-lived and intangible assets, and realizability of deferred tax assets.

(w) Recent Pronouncements

In June 2001, the FASB, issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Konami adopted SFAS No. 143 on April 1, 2003 and the adoption did not have a material effect on the results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Konami adopted SFAS No. 145 on April 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which was adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on Konami’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 has not had a material effect on Konami’s consolidated financial statements.

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In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and have not had a material effect on Konami’s consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Konami has not had a significant item to be disclosed under such requirements at March 31, 2003.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on Konami’s consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that variable interest entities will be consolidated or their information will be disclosed information when the Interpretation becomes effective.

In February 2003, the EITF reached a consensus on Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This Issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. According to this consensus, the transfer is not viewed as a plan amendment unfavorable to employees. Furthermore, accounting recognition is done upon the actual transfer of the substitutional portion of the benefit obligations and the related plan assets. Additionally, the EITF agreed that the resultant gain from the government subsidy which is the difference between the fair value of the substitutional portion of the obligations transferred, computed based on a market discount rate, and the amount of plan assets required to be transferred which the government is to calculate, would be directly recognized as a gain or loss at settlement. The application of EITF 03-02 is not expected to have any effect on Konami’s consolidated financial statements, as it does not have such substitutional portion subject to this consensus.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Except for certain provisions, SFAS No. 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. Konami is in the process of determining the impact, if any, that the adoption of SFAS No. 149 will have on its results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on Konami’s results of operations and financial position.

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2. Acquisitions

Konami has acquired varying interests in subsidiaries during the periods presented. Konami has used the purchase method of accounting for all such acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of net assets of the acquired companies. Such companies have been included in the accompanying consolidated financial statements since the dates of acquisition.

(a) Konami Olympic Sports Club

In February 2002, Konami acquired 82.17% of the issued and outstanding shares of Daiei Olympic Sports Club, Inc. for the total cash consideration of ¥3,604 million including direct acquisition costs through a subsidiary, Konami Sports Corporation (“Konami Sports”) discussed (b) below. The acquired company was a non-public health and fitness club operator in Japan and a subsidiary of The Daiei Inc., and then renamed Konami Olympic Sports Club Corporation (“KOSC”). The acquisition of KOSC was made for the purpose of expanding the health and fitness club operation of Konami Sports. KOSC was subsequently merged into Konami Sports in October 2002.

Konami used the purchase method of accounting to account for the acquisition of KOSC, and accordingly, the purchase price has been allocated to the tangible and intangible net assets of KOSC based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥1,647 million was recorded as goodwill as a result of preliminary purchase price allocation at the time of acquisition which was then adjusted to ¥1,443 million in connection with the finalization of purchase price allocation during the year ended March 31, 2003. Such adjustment of goodwill resulted from the reassessment of KOSC’s accrued pension cost due to its withdrawal from the former shareholder group’s welfare pension fund in June 2002 for its transfer to the fund which the Company and its domestic subsidiaries have participated. Management of Konami believe that the solid growth history and potential of KOSC contributed to the purchase price that resulted in recognition of such goodwill. Assets, liabilities and operations of KOSC have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the February 28, 2002 condensed balance sheet of KOSC, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Cash, receivables and other assets	¥7,601
Property and equipment	4,607
Identifiable intangible assets	1,596
Goodwill	1,443
Debt and capital lease obligations	(6,257)
Minority interest	(442)
Other liabilities	(4,944)

¥3,604

Identifiable intangible assets of KOSC include intangible assets related to trademarks of ¥767 million and membership lists of ¥829 million acquired. Intangible assets related to trademarks are determined to have an indefinite useful life while membership lists are estimated to have a useful life of 2 years. Goodwill arising from the acquisition of KOSC has all been allocated to the Exercise Entertainment (former Health and Fitness) segment of Konami.

The following unaudited pro forma condensed combined results of operations for Konami are prepared assuming that the foregoing acquisition was completed as of the beginning of the respective period in which the acquisition occurred, as well as of the beginning of the immediately preceding period. This pro forma condensed combined financial information does not purport to represent what Konami’s results of operations would actually have been if such transaction had in fact occurred on such dates. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable, and include amortization of goodwill and intangible assets with an indefinite life that ceased upon the adoption of SFAS No. 142 on April 1, 2002.

61

	Millions of Yen, except for per shares data
(Unaudited)	2001	2002
Net revenues	¥184,609	¥238,070
Net income	21,400	10,780
Basic and diluted net income per share	187.56	84.45

(b) Konami Sports

In February 2001, Konami acquired 54.64% of the issued and outstanding shares of People Co., Ltd., a public company and a large health and fitness club operator in Japan, in a tender offer for the total cash consideration of ¥69,415 million including direct acquisition costs. The acquired company was then renamed Konami Sports Corporation. The acquisition of Konami Sports was made for the purpose of starting up a health and fitness related business line by obtaining a controlling interest in a large, established health and fitness club operator in Japan. The purchase price was determined based on the market value of stock of the acquired company adjusted for the control premium. Konami used the purchase method of accounting to account for the acquisition, and, accordingly, the purchase price has been allocated to the tangible and intangible net assets of Konami Sports using an independent, third-party appraisal. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥37,064 million was recorded as goodwill in the accompanying consolidated balance sheets. Management of Konami believed that the significant market presence of Konami Sports, as well as its solid growth history and potential, contributed to the purchase price that resulted in recognition of such goodwill. Assets, liabilities and operations of Konami Sports have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the February 28, 2001 condensed balance sheet of Konami Sports, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Cash, receivables and other assets	¥26,200
Property and equipment	18,000
Identifiable intangible assets	62,148
Goodwill	37,064
Debt and capital lease obligations	(6,911)
Minority interest	(26,965)
Other liabilities	(40,121)

¥69,415

Identifiable intangible assets of Konami Sports include intangible assets related to trademarks of ¥50,277 million, membership lists of ¥5,086 million and franchise contracts of ¥6,785 million acquired. Intangible assets related to trademarks and franchise contracts are determined to have an indefinite useful life while membership lists are estimated to have a useful life of 2 years. Goodwill arising from the acquisition of Konami Sports has all been allocated to the Exercise Entertainment (former Health and Fitness) segment of Konami.

The following unaudited pro forma condensed combined results of operations for Konami are prepared assuming that the foregoing acquisition was completed as of the beginning of the respective period in which the acquisition occurred. This pro forma condensed combined financial information does not purport to represent what Konami’s results of operations would actually have been if such transaction had in fact occurred on such date. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable, and include amortization of goodwill and intangible assets with an indefinite life that ceased upon the adoption of SFAS No. 142 on April 1, 2002.

Millions of Yen, except for per shares data
(Unaudited)	2001
Net revenues	¥224,866
Net income	19,140
Basic and diluted net income per share	167.76

As more fully discussed in Note 7, Konami recognized an aggregate non-cash impairment charge of ¥47,599 million ($395,998 thousand) for goodwill and certain intangible assets in the Exercise Entertainment segment as a result of the annual assessment under SFAS No. 142 during the fourth quarter ended March 31, 2003.

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3. Investments in Affiliates

Konami has acquired varying interests in affiliated companies during the periods presented. The carrying amount of investments in affiliates as of March 31, 2002 and 2003 is ¥13,459 million and ¥12,422 million ($103,345 thousand), respectively, and includes ¥5,016 million and ¥2,576 million ($21,431 thousand), respectively, of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity method goodwill”). Equity method goodwill acquired prior to June 30, 2001 has been amortized on a straight-line basis over 5 years through April 1, 2002, the adoption date of SFAS No. 142, while the equity method goodwill acquired after June 30, 2001 has not been subject to amortization according to the provisions of SFAS No. 142. Under SFAS No. 142, equity method goodwill is not amortized but continues to be reviewed for impairment in accordance with APB No. 18, which requires an other than temporary decline in value of an investment to be recognized as an impairment loss. All significant intercompany profits from these affiliates have been eliminated according to the equity method of accounting.

At March 31, 2003, Konami held investments in the equity method affiliates as follows:

	Description of business	Acquisition Date	Ownership %
Takara Co., Ltd. (“Takara”)	Toy manufacturer	July 2000	23.0%
Hudson Soft Co., Ltd. (“Hudson”)	Game software producer	August 2001	45.5%
Genki Co., Ltd. (“Genki”)	Game software producer	January 2002	37.2%

Considering the flagging economy and stock market in Japan during the year ended March 31, 2003, Konami reviewed the values of its equity method investments in order to determine if there was any other-than-temporary decline in the investment values. In performing the assessment, Konami utilized cash flow projections, market capitalization and if applicable, independent valuations.

As a result, Konami determined that the decline in value of its investment in Hudson Soft Co., Ltd. was other than temporary and recorded a net-of-tax impairment charge of ¥2,438 million ($20,283 thousand) for the year ended March 31, 2003. The impairment charge is included in equity in net loss of affiliated companies in the accompanying consolidated statement of operations.

Condensed financial information of the Company’s unconsolidated affiliates at March 31, 2002 and 2003 and for each of the three years ended March 31, 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Combined Financial Position:
Property and equipment, net	¥8,351	¥10,026	$83,411
Other assets, net	62,349	70,040	582,695

Total assets	70,700	80,066	666,106
Debt	23,055	28,572	237,704
Other liabilities	15,989	18,316	152,378
Minority interest	455	672	5,591
Shareholders’ equity	31,201	32,506	270,433

Total liabilities and equity	¥70,700	¥80,066	$666,106

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	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Combined Operations:
Sales	¥54,073	¥75,020	¥100,634	$837,221
Cost of revenues	40,131	52,284	67,379	560,557
Selling, general and administrative expenses	11,969	21,562	27,093	225,399

Operating income	1,973	1,174	6,162	51,265
Interest expense, net	(25)	(272)	(409)	(3,403)
Other, net	(449)	2,443	(57)	(474)

Net income	¥1,499	¥3,345	¥5,696	$47,388

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of ¥491 million and ¥1,637 million ($13,619 thousand) as of March 31, 2002 and 2003, respectively.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥12,708 million and ¥11,536 million ( $95,973 thousand) as of March 31, 2002 and 2003, respectively, were traded on established markets and were quoted at an aggregate value of ¥23,336 million and ¥18,252 million ($151,847 thousand) as of March 31, 2002 and 2003, respectively.

4. Inventories

Inventories at March 31, 2002 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Finished products	¥4,136	¥3,344	$27,820
Work in process	9,566	8,967	74,601
Raw materials and supplies	2,288	1,048	8,719

Total	¥15,990	¥13,359	$111,140

5. Marketable and Investment Securities

Marketable and investment securities at March 31, 2002 and 2003 consisted of the following:

	Millions of Yen
	2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥191	¥6	¥107	¥90
Other securities	200	—	86	114

Total	¥391	¥6	¥193	¥204

	Millions of Yen				Thousands of U.S. Dollars
	2003				2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥1	¥15	¥105	$990	$8	$125	$873
Other securities	84	—	—	84	699	—	—	699

Total	¥203	¥1	¥15	¥189	$1,689	$8	$125	$1,572

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6. Property and Equipment

Property and equipment at March 31, 2002 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Property and equipment, at cost:
Land	¥7,797	¥11,541	$96,015
Buildings and structures	52,733	54,504	453,444
Tools, furniture and fixtures	24,802	22,852	190,116
Construction in progress	175	322	2,679

Total	85,507	89,219	742,254
Less-Accumulated depreciation	(41,945)	(42,935)	(357,196)

Net property and equipment	¥43,562	¥46,284	$385,058

Depreciation expense for the years ended March 31, 2001, 2002 and 2003 amounted to ¥4,124 million, ¥7,688 million and ¥7,768 million ($64,626 thousand), respectively.

7. Goodwill and Identifiable Intangible Assets

Konami evaluated the recoverability of goodwill on its books under SFAS No. 142 at its adoption on April 1, 2002 and again in the forth quarter of the fiscal year ended March 31, 2003. In both instances, Konami engaged an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilized a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units were based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilized a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

At the adoption of SFAS No. 142 on April 1, 2002, Konami completed its transitional impairment assessment for goodwill and other intangible assets based on their fair value. Based on management’s assessment of the circumstances, considering the independent appraiser’s findings, Konami concluded that there was no impairment in the carrying value of goodwill and intangible assets with an indefinite life.

In the fourth quarter of the fiscal year ended March 31, 2003, however, using the same methodologies and again considering the independent appraiser’s findings, Konami determined that the fair value of the Exercise Entertainment reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, an aggregate non-cash impairment charge of ¥47,599 million ($395,998 thousand) was recognized for these intangible assets as a component of operating loss in the accompanying consolidated statement of operations for the year ended March 31, 2003. The impairment charge consisted of ¥36,717 million ($305,466 thousand) for goodwill and ¥10,882 million ($90,532 thousand) for trademarks. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations as a result of negative trends in general economic condition of domestic Japan.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2002 and 2003 are as follows:

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	Millions of Yen
	Exercise Entertainment	Gaming	Total
Balance at April 1, 2001	¥36,913	—	¥36,913
Additional acquisitions during year (Note 10)	1,647	¥125	1,772
Amortization during year	(1,860)	—	(1,860)

Balance at March 31, 2002	¥36,700	¥125	¥36,825
Additional acquisitions during year	389	—	389
Effect of a merger between acquired entities	(168)	—	(168)
Post-acquisition adjustment	(204)	—	(204)
Impairment charge	(36,717)	—	(36,717)

Balance at March 31, 2003	¥—	¥125	¥125

	Thousands of U.S. Dollars
	Exercise Entertainment	Gaming	Total
Balance at March 31, 2002	$305,324	$1,040	$306,364
Additional acquisitions during year	3,236	—	3,236
Effect of a merger between acquired entities	(1,397)	—	(1,397)
Post-acquisition adjustment	(1,697)	—	(1,697)
Impairment charge	(305,466)	—	(305,466)

Balance at March 31, 2003	$—	$1,040	$1,040

Konami acquired additional shares of Konami Sports and KOSC during the year ended March 31, 2002 and 2003. As a result, additional goodwill was recorded at the Exercise Entertainment segment for the excess cost over the estimated fair value of the additional net assets acquired. The post-acquisition adjustment for goodwill resulted from a decrease in accrued pension cost of KOSC as a result of its withdrawal from the former shareholder group’s welfare pension fund in June 2002. (See Note 2)

Effect of a merger between acquired entities above represents a reduction in goodwill in the Exercise Entertainment segment of ¥168 million ($1,397 thousand) due to a merger between acquired subsidiaries, Konami Sports and KOSC in October 2002.

Prior to the adoption of SFAS No. 142, accumulated amortization for goodwill at March 31, 2002 amounted to ¥2,011 million.

Identifiable intangible assets at March 31, 2002 and 2003 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Identifiable intangible assets subject to amortization:
Membership lists	¥5,915	¥5,915	$49,210
Existing technology	800	721	5,998
Customer relationships	93	84	699

Total	6,808	6,720	55,907
Less-Accumulated amortization	(3,177)	(5,878)	(48,902)

Net amortized identifiable intangible assets	3,631	842	7,005
Identifiable intangible assets with an indefinite life:
Trademarks	49,682	38,800	322,795
Franchise contracts	6,601	6,601	54,917
Gaming licenses	255	260	2,163

Total unamortized identifiable intangible assets	56,538	45,661	379,875

Total identifiable intangible assets	¥60,169	¥46,503	$386,880

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The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2001, 2002 and 2003 was ¥350 million, ¥4,373 million and ¥2,701 million ($22,471 thousand), respectively. The estimated amortization expense for the following years is as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥504	$4,193
2005	144	1,198
2006	144	1,198
2007	50	416
2008	—	—

The following table represents the impact of SFAS No. 142 on net income and net income per share previously reported for the year ended March 31, 2001 and 2002, had the statement been in effect on April 1, 2000:

	Millions of Yen
	2001	2002
Reported net income	¥21,568	¥11,402
Add back:
Goodwill amortization	151	1,853
Intangible assets amortization, net of tax	38	452
Goodwill amortization related to equity method affiliates	79	181
Intangible assets amortization related to equity method affiliates, net of tax	6	9

Adjusted net income	¥21,842	¥13,897

	Yen
	2001	2002
Per share data:
Reported net income per share, basic and diluted	¥189.04	¥89.32
Add back:
Goodwill amortization	1.33	14.52
Intangible assets amortization, net of tax	0.33	3.54
Goodwill amortization related to equity method affiliates	0.69	1.42
Intangible assets amortization related to equity method affiliates, net of tax	0.05	0.07

Adjusted net income per share, basic and diluted	¥191.44	¥108.87

8. Lease Deposits

Lease deposits at March 31, 2002 and 2003 representing refundable deposits for office and facility leases, primarily related to health and fitness clubs of Konami Sports, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Lease deposits	¥28,791	¥28,626	$238,153
Less: Allowances for uncollectible amounts	(4,137)	(4,137)	(34,417)

Lease deposits, net	¥24,654	¥24,489	$203,736

During the year ended March 31, 2002, Konami provided an allowance for uncollectible amounts for deposits related to certain facility leases of Konami Sports that were considered to be uncollectible due to a bankruptcy of the lessor.

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9. Other Assets

Other assets at March 31, 2002 and 2003, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Capitalized computer software, net	¥2,639	¥2,401	$19,975
Investments in non-marketable securities	1,556	1,399	11,639
Other	2,968	7,733	64,334

Total other assets	¥7,163	¥11,533	$95,948

Amortization expense of capitalized computer software and intangible assets included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended March 31, 2001, 2002 and 2003 amounted to ¥482 million, ¥1,539 million and ¥1,510 million ($12,562 thousand), respectively.

10. Related Party Transactions

Konami engages in sale and purchase transactions in the normal course of business with its equity method affiliates. Such transactions for the years ended March 31, 2001, 2002 and 2003 are summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Sales to Takara	—	¥1,458	¥958	$7,970
Purchases from Takara	¥28	2,121	2,168	18,037
Sales to Hudson	—	36	12	100
Purchases from Hudson	—	3,061	5,009	41,672
Sales to Genki	—	—	3	25
Purchases from Genki	—	—	648	5,391

The related notes and accounts receivable from Takara were ¥594 million and ¥74 million ($616 thousand) at March 31, 2002 and 2003, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related notes and accounts payable to Takara were ¥83 million and ¥27 million ($225 thousand) at March 31, 2002 and 2003, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Hudson were ¥2 million and ¥2 million ($17 thousand) at March 31, 2002 and 2003, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Hudson was ¥104 million and ¥344 million ($2,862 thousand) at March 31, 2002 and 2003, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Genki were ¥2 million ($17 thousand) at March 31, 2003 and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Genki was ¥355 million ($2,953 thousand) at March 31, 2003 and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets.

In October 2001, Konami acquired, based on an approval by its board of directors, 100% equity interest in Konami Australia Pty. Ltd. (“Konami Australia”) for 27.2 million Australian dollars (¥1,662 million) from its sole owner who was, and currently is, the CEO and major shareholder of Konami. Konami Australia was established in November 1996 for manufacturing and sales of Konami gaming machines in Australia, and has obtained the licenses to sell and service gaming machines in Australia, as well as similar licenses in South Africa.

Konami used the purchase method of accounting to account for the acquisition of Konami Australia, and accordingly, the purchase price was allocated to the tangible and intangible net assets of Konami Australia based on the estimated fair value of such assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥125 million has been recorded as goodwill. Management of Konami believes that the growth potential of Konami Australia in the Australian gaming industry have contributed to the purchase price that has resulted in recognition of such goodwill. The Konami Australia assets, liabilities and operations have been included in the consolidated financial statements since the acquisition date. Pro forma financial information has not been presented as the effects of the acquisition were not significant to Konami’s results of operations.

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11. Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2002 and 2003 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Unsecured bank loans consisting of notes to banks and bank overdrafts with interest rates ranging from 0.62% to 3.015% and from 0.56% to 2.358% per annum at March 31, 2002 and 2003	¥10,948	¥8,308	$69,118

Total	¥10,948	¥8,308	$69,118

Weighted-average interest rate on short-term borrowings was 1.08% and 1.05% at March 31, 2002 and 2003, respectively. Those unsecured short-term bank loans included loans denominated in foreign currencies amounting to $13,740 thousand (¥1,831 million) at March 31, 2002 and $13,375 thousand (¥1,608 million) at March 31, 2003.

A summary of long-term debt at March 31, 2002 and 2003 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Unsecured 0.70% per annum bonds due in September 2005	¥15,000	¥15,000	$124,792
Unsecured 0.92% per annum bonds due in September 2006	15,000	15,000	124,792
Unsecured 1.05% per annum bonds due in September 2007	15,000	15,000	124,792
Unsecured 1.18% per annum bonds issued by Konami Sports due in December 2006	—	5,000	41,597
Unsecured 1.25% per annum bonds issued by Konami Sports due in December 2007	—	5,000	41,597
Unsecured 1.39% per annum bonds issued by Konami Sports due in December 2008	—	5,000	41,597
Unsecured loans from banks due serially to 2005 with interest rates ranging from 1.46% to 3.64% and from 1.46% to 1.68% per annum at March 31, 2002 and 2003	2,838	540	4,494

Total long-term debt	47,838	60,540	503,661
Less: current portion	(2,585)	(40)	(333)

Long-term debt, non-current portion	¥45,253	¥60,500	$503,328

Unsecured long-term loans from banks included loans denominated in U.S. dollars amounting to $2,400 thousand (¥320 million) at March 31, 2002 while Konami did not have any long-term loans denominated in foreign currencies at March 31, 2003. At March 31, 2002 and 2003, Konami did not have any assets that were pledged as collateral for any of the debt obligations.

Konami had unused committed lines of credit amounting to ¥12,000 million ($99,834 thousand) with certain financial institutions at March 31, 2002 and 2003. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2001, 2002 and 2003 amounted to ¥20 million, ¥18 million and ¥18 million ($149 thousand), respectively.

69

The aggregate annual maturities of long-term debt outstanding at March 31, 2003 are as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥40	$333
2005	500	4,161
2006	15,000	124,792
2007	20,000	166,389
2008	20,000	166,389
Thereafter	5,000	41,597

12. Leases

Konami is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 20 years.

At March 31, 2002 and 2003, the amounts of assets and related accumulated depreciation included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Tools, furniture and fixtures, at cost	¥10,564	¥8,760	$72,879
Accumulated depreciation	(5,763)	(4,710)	(39,185)

Net leased property	¥4,801	¥4,050	$33,694

Amortization of capitalized leases is included in depreciation expense.

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31
2004	¥1,884	¥2,570	$15,674	$21,381
2005	1,299	2,530	10,807	21,048
2006	959	2,449	7,978	20,374
2007	648	2,296	5,391	19,102
2008	199	2,144	1,656	17,837
Thereafter	21	18,878	175	157,055

Total minimum lease payments	5,010	¥30,867	41,681	$256,797

Less: amount representing interest (rates ranging from 1.548% to 7.584% per annum)	221		1,839

Present value of net minimum lease payments	4,789		39,842
Less: current portion	1,775		14,767

Non-current portion	¥3,014		$25,075

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

Konami occupies certain offices and lease equipment under cancelable lease arrange-ments. Rental expenses for all operating leases for the years ended March 31, 2001, 2002 and 2003 totaled ¥1,216 million, ¥14,361 million and ¥16,439 million ($136,764 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations.

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13. Gain on Sale of Subsidiary Shares

In August 2000, Konami Computer Entertainment Tokyo, Inc. (“Konami TYO”), a consolidated subsidiary, completed its initial public offering in Japan. In such offering, Konami TYO issued 2,000,000 common shares at a price of ¥3,030 per share, which was in excess of the Company’s carrying amount of Konami TYO shares. As a result of such share issuance, the Company’s interest in Konami TYO decreased from 85.0% to 69.6%, resulting in recognition of a gain of ¥3,948 million which was included in gain on sale of subsidiary shares in the accompanying consolidated statement of operations for the year ended March 31, 2001.

In February 2002, Konami Computer Entertainment Japan, Inc. (“Konami JPN”), a consolidated subsidiary, completed its initial public offering in Japan. In such offering, Konami JPN issued 2,000,000 common shares at a price of ¥3,572 per share, which was in excess of the Company’s carrying amount of Konami JPN shares. As a result of such share issuance, the Company’s interest in Konami JPN decreased from 78.8% to 62.4%, resulting in recognition of a gain of ¥3,526 million which was included in gain on sale of subsidiary shares in the accompanying consolidated statement of operations for the year ended March 31, 2002.

During the year ended March 31, 2002, the Company sold a portion of shares of Konami TYO for ¥1,797 million in the market. The sale resulted in a gain of ¥1,129 million. As a result of the sale of such shares, the Company’s interest in Konami TYO decreased from 69.6% to 62.1%.

In May 2002, Konami entered into an agreement to sell its amusement facility operation business, which consisted of 18 amusement facilities and was a part of the Other segment, to a third-party purchaser. Revenue from such business for the year ended March 31, 2002 was ¥6,779 million, representing approximately 3% of the total consolidated revenue of Konami for the year. All respective assets and liabilities of the amusement facility operation business were transferred to a wholly-owned subsidiary of Konami, KAO Co., Ltd., which was established to facilitate the sale. The sale was closed on May 31, 2002 for ¥2,239 million ($18,627 thousand), resulting in recognition of a gain of ¥552 million ($4,592 thousand) in the accompanying consolidated statement of operations for the year ended March 31, 2003.

14. Income Taxes

The Company and its domestic subsidiaries are subject to a national corporate tax of 30% and the local income tax rate of 12%, net of national tax benefit, which in the aggregate resulted in a statutory income tax rate of approximately 42% for the years ended March 31, 2001, 2002 and 2003. On March 24, 2003, Japanese Diet approved the Amendments to Local Tax Law, which will reduce the standard tax rates for the income-based business tax, as well as add business tax based on corporate size, effective for the years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be reduced to approximately 40% effective for the years beginning on or after April 1, 2004, which is used to provide deferred tax assets and liabilities for the temporary differences that are expected to reverse in the years under the reduced rate.

The income (loss) before income taxes, minority interest and equity in income (loss) of affiliates companies (“Income (loss) before income taxes”) and income tax expense (benefit) for the years ended March 31, 2001, 2002 and 2003 consisted of the following:

71

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Income (loss) before income taxes:
Japanese	¥31,854	¥(8,134)	¥(74,791)	$(622,221)
Foreign	8,981	30,812	52,695	438,394

	¥40,835	¥22,678	¥(22,096)	$(183,827)

Income taxes—Current:
Japanese	¥20,743	¥15,505	¥13,649	$113,552
Foreign	159	1,771	1,263	10,508

	¥20,902	¥17,276	¥14,912	$124,060

Income taxes—Deferred:
Japanese	¥(1,699)	¥(5,609)	¥(8,726)	$(72,596)
Foreign	—	—	—	—

	¥(1,699)	¥(5,609)	¥(8,726)	$(72,596)

The significant components of income taxes for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Income taxes on continuing operations before minority interest and equity in net income (loss) of affiliated companies	¥19,203	¥11,667	¥5,531	$46,015
Provision for income tax on investments in affiliated companies	—	—	655	5,449
Income tax expense (benefit) reported on other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(19)	(135)	73	608

Income taxes before minority interest and equity in net income (loss) of affiliated companies	¥19,184	¥11,532	¥6,259	$52,072

Reconciliations of the differences between the statutory tax rates and the effective tax rates are as follows:

	2001	2002	2003
Statutory tax rate	42.0%	42.0%	(42.0)%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	2.0	3.5	4.2
Amortization / Impairment of goodwill	0.1	3.6	69.8
Change in Valuation allowance	3.0	3.1	(5.3)
Change in income tax rate	—	—	(1.7)
Provision for investments in affiliates	—	—	3.0
Other—net	(0.1)	(0.7)	(0.0)
Effective income tax rate	47.0%	51.5%	28.0%

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The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Deferred tax assets:
Accrued enterprise taxes	¥1,100	¥1,205	$10,025
Accrued expenses	753	2,393	19,909
Liability for retirement benefits	1,538	1,290	10,732
Allowance for doubtful accounts	3,066	2,807	23,353
Inventories	6,762	9,125	75,915
Net operating loss carryforwards	7,390	6,283	52,271
Property and equipment basis differences	1,418	1,021	8,494
Other	1,112	1,355	11,273

Gross deferred tax assets	23,139	25,479	211,972
Less valuation allowance	(9,232)	(7,988)	(66,456)

Total deferred tax assets	13,907	17,491	145,516
Deferred tax liabilities:
Intangible assets	(24,922)	(18,693)	(155,516)
Gain on sales of subsidiary shares	(3,588)	(3,477)	(28,927)
Investments in affiliates	—	(655)	(5,449)
Other	(422)	(700)	(5,823)

Gross deferred tax liabilities	(28,932)	(23,525)	(195,715)

Net deferred tax liabilities	¥(15,025)	¥(6,034)	$(50,199)

A valuation allowance is provided to reduce certain deferred tax assets with respect to certain deductible temporary differences and net operating loss carryforwards. Based on the level of historical taxable income and projections for future taxable income over the periods in which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Konami will realize the benefits of the deferred tax assets, net of the existing valuation allowance, at March 31, 2003. The net changes in the total valuation allowance for the years ended March 31, 2002 and 2003 were increase of ¥1,886 million and decrease of ¥1,244 million ($10,349 thousand), respectively.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2002 and 2003, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥7,034 million and ¥8,422 ($70,067 thousand), respectively, because Konami currently does not intend to repatriate such earnings and/or believes no material additional tax would result should they be repatriated to Konami.

At March 31, 2003, certain domestic subsidiaries had operating loss carryforwards aggregating approximately ¥2,018 million ($16,788 thousand), which expire as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥106	$882
2005	—	—
2006	338	2,812
2007	363	3,020
2008	1,211	10,074

Total	¥2,018	$16,788

U.S. subsidiaries had federal and state tax net operating loss carryforwards of approximately ¥14,040 million ($116,805 thousand) and ¥10,939 million ($91,007 thousand), respectively, which expire in varying amounts through the year 2021.

As the Company does not file a consolidated tax return by a parent company in Japan, certain portions of the above loss carryforwards may not be realizable.

73

15. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees determined by reference to their rate of pay at the time of termination, years of service and certain other factors. Konami also has a fixed annual compensation system under which employees are to receive all compensation currently during their employment, thereby eliminating separate severance and retirement benefits upon their termination or retirement. Employees become eligible to participate in such compensation system generally after three years of service. An eligible employee can make an election either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the years ended March 31, 2001, 2002 and 2003 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Service cost—benefits earned during the year	¥178	¥345	¥324	$2,696
Interest cost on projected benefit obligation	24	83	79	657
Expected return on plan assets	(69)	(94)	(53)	(441)
Recognized actuarial (gain) loss	(12)	(7)	7	58
Amortization of prior service cost	—	—	(14)	(116)

Net periodic cost	¥121	¥327	¥343	$2,854

The reconciliations of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Change in benefit obligation:
Benefit obligation, beginning of year	¥2,982	¥3,305	$27,496
Service cost	345	324	2,696
Interest cost	83	79	657
Effect of acquisition	23	49	407
Actuarial gain	(60)	(204)	(1,697)
Amendments	—	(164)	(1,364)
Benefits paid	(68)	(72)	(599)

Benefit obligation, end of year	¥3,305	¥3,317	$27,596
Change in plan assets:
Fair value of plan assets, beginning of year	¥2,107	¥2,006	$16,689
Actual return on plan assets	(359)	(279)	(2,321)
Employer contribution	282	561	4,667
Benefits paid	(24)	(29)	(241)

Fair value of plan assets, end of year	2,006	2,259	18,794

Funded status	(1,299)	(1,058)	(8,802)
Unrecognized actuarial gain (loss)	178	299	2,488
Unrecognized prior service cost	—	(150)	(1,248)

Net amount recognized	¥(1,121)	¥(909)	$(7,562)

	2001	2002	2003
Weighted-average assumptions:
Discount rate	3.3%	2.9%	1.9%
Assumed rate of increase in future compensation levels	2.6%	2.4%	3.1%
Expected long-term rate of return on plan assets	4.7%	4.7%	2.7%

The Company and its domestic subsidiaries have participated in the welfare pension fund for the computer industry association, a multi-employer contributory plan, since its establishment in October 1989. Konami’s contributions to the plan amounted to ¥445 million, ¥545 million and ¥929 ($7,729 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, and were recorded as costs and expenses in the consolidated statements of operations.

The Company and certain of its subsidiaries have accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,486 million and ¥1,436 million ($11,947 thousand) at March 31, 2002 and 2003, respectively, which is included in Accrued pension and severance costs in the accompanying consolidated balance sheets.

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16. Shareholders’ Equity

Dividends

Under the Japanese Commercial Code (the “Code”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2003, the retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account was ¥8,439 million ($70,208 thousand).

The Code, as amended effective October 1, 2001, provides that earnings in an amount equal to at least 10% of appropriations of retained earnings that are paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equals 25% of stated capital.

Stock Split

On May 19, 2000, the Company completed a 2-for-1 stock split by means of a free share issuance and issued 56,868,783 shares to the shareholders of record on March 31, 2000. Accordingly, the historical number of common shares outstanding, the number of common shares issued, the weighted-average number of common shares outstanding and per share data in the accompanying consolidated financial statements have been retroactively adjusted giving effect to such stock split.

Stock-based Compensation Plan

On June 27, 1997, the Company’s shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 34,000 common shares to the Company’s 10 directors and an aggregate of up to 76,000 shares to 151 employees at an exercise price of ¥1,565 per share. These subscription rights were exercisable from April 1, 1998 through March 31, 2001. Konami accounted for the subscription rights according to APB No. 25 and FIN No. 44 and recorded no compensation expense as there was no intrinsic value to the subscription rights at the date of grant. All subscription rights had been exercised, including 30,000 shares during the years ended March 31, 2001, prior to their expiration.

On June 29, 2000, the board of directors and shareholders of Konami Computer Entertainment Osaka, Inc. (“Konami OSA”) approved a subscription-rights option plan and the grant of subscription rights for directors and employees of Konami OSA (“OSA Plan 2000”) exercisable for an aggregate of up to 47,250 shares at an exercise price of ¥1,160 per share. Subscription rights for 47,250 ordinary shares were granted under OSA Plan 2000. Those subscription rights will vest on August 4, 2003 and will expire on August 2, 2005. During the years ended March 31, 2001, 2002 and 2003, 3,750 shares, 5,250 shares and 4,250 shares, respectively, expired under OSA Plan 2000. Konami OSA completed a 2.5-for-1 stock split by means of a free share issuance on May 20, 2002. The above information reflects the effect from the stock split.

75

On June 28, 2001, Konami TYO’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 113,300 ordinary shares of Konami TYO at an exercise price of ¥1,779 per share to directors and employees of Konami TYO (“TYO Plan 2001”). Subscription rights for 105,050 ordinary shares were granted under TYO Plan 2001. Those subscription rights will vest in four installments beginning on July 1, 2004 through April 1, 2006 and will expire on June 30, 2006. During the year ended March 31, 2003, 2,200 shares expired under TYO Plan. Konami TYO declared 10% stock dividends on May 20, 2002. The above information reflects the effect from the stock dividends.

On June 18, 2002, Konami OSA’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 72,200 ordinary shares of Konami OSA at an exercise price of ¥1,182 per share to directors and employees of Konami OSA (“OSA Plan 2002”). Subscription rights for 72,200 shares were granted under OSA Plan 2002. Those subscription rights will vest on July 1, 2005 and will expire on June 30, 2007. None of those subscription rights have expired under OSA Plan 2002.

On June 19, 2002, Konami TYO’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 47,300 ordinary shares of Konami TYO at an exercise price of ¥1,670 per share to directors and employees of Konami TYO (“TYO Plan 2002”). Subscription rights for 47,300 shares were granted under the TYO Plan 2002. Those subscription rights will vest in four installments beginning on July 1, 2005 through April 1, 2007 and will expire on March 31, 2006 through June 30, 2007. None of those subscription rights have expired under TYO Plan 2002.

On June 20, 2002, the Company’s shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 2,200,000 common shares to Konami’s directors and employees at an exercise price of ¥3,640 per share (“Parent Plan 2002”). Subscription rights for 1,787,900 shares were granted under Parent Plan 2002. These subscription rights will vest in three equal installments beginning on July 1, 2004 through July 1, 2006 and will expire on June 30, 2005 through June 30, 2007. During the year ended March 31, 2003, 22,600 shares expired under Parent Plan 2002.

On June 21, 2002, Konami JPN’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 110,000 ordinary shares of Konami JPN at an exercise price of ¥1,739 per share to directors and employees of Konami JPN (“JPN Plan 2002”). Subscription rights for 110,000 shares were granted under JPN Plan 2002. Those subscription rights will vest on July 1, 2004 and will expire on June 30, 2007. None of those subscription rights have expired under JPN Plan 2002.

Under Konami’s plans described above, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations. After the initial grant of subscription rights under these plans, no additional subscription rights were granted, none of the subscription rights were exercised and none of the subscription rights were exercisable at March 31, 2003.

Konami has accounted for the subscription rights granted under those plans according to APB No. 25 and FIN No. 44 and has recorded no compensation charge as there was no intrinsic value to the subscription rights at the date of grant based on the market value of the respective stock. The fair value of the subscription rights granted was determined using the Black-Scholes option-pricing model under the assumptions described below:

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	2001	2002	2003
OSA Plan 2000:
Risk-free interest rate	0.76%	0.76%	0.76%
Expected life	4.53 years	4.53 years	4.53 years
Expected dividends	3.04%	3.04%	3.04%
Expected volatility	87.49%	87.49%	87.49%
Weighted-average fair value	¥156,791	¥156,791	¥156,791
TYO Plan 2001:
Risk-free interest rate	—	0.52%	0.52%
Expected life	—	4.44 years	4.44 years
Expected dividends	—	2.43%	2.43%
Expected volatility	—	53.27%	53.27%
Weighted-average fair value	—	¥473	¥473
OSA Plan 2002:
Risk-free interest rate	—	—	1.48%
Expected life	—	—	4.26 years
Expected dividends	—	—	4.26%
Expected volatility	—	—	68.75%
Weighted-average fair value	—	—	¥384
TYO Plan 2002:
Risk-free interest rate	—	—	1.48%
Expected life	—	—	3.81 years
Expected dividends	—	—	6.53%
Expected volatility	—	—	50.87%
Weighted-average fair value	—	—	¥282
Parent Plan 2002:
Risk-free interest rate	—	—	1.57%
Expected life	—	—	3.71 years
Expected dividends	—	—	1.74%
Expected volatility	—	—	54.88%
Weighted-average fair value	—	—	¥1,015
JPN Plan 2002:
Risk-free interest rate	—	—	1.48%
Expected life	—	—	4.26 years
Expected dividends	—	—	5.07%
Expected volatility	—	—	31.53%
Weighted-average fair value	—	—	¥173

Treasury Stock Transactions

The Company’s board of directors approved a plan to purchase up to 5 million shares of the Company’s common stock in October 2001. In addition to this, in April 2002 the Company’s board of directors approved a plan to purchase additional 2 million shares, total up to 7 million shares. Under these plans, the Company repurchased 4,256,800 shares for ¥15,000 million ($124,792 thousand) during the period from November 2001 to March 2002 and 2,000,000 shares for ¥5,509 million ($45,832 thousand) during the period from April 2002 to June 2002. As the Japanese commercial code was amended, the Company’s shareholders approved new plan in June 2002 to purchase up to 9 million shares, which superseded the above plans approved by the Company’s board in October 2001 and April 2002 and subsequently, the Company repurchased 1,989,900 shares for ¥5,135 million ($42,720 thousand) up to March 31, 2003 from June 2002. For the years ended March 31, 2002 and 2003, there were no shares reissued. When treasury shares are reissued, any excess of the average acquisition cost of the shares over the proceeds from reissuance will be charged to retained earnings.

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17. Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2001, 2002 and 2003 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Foreign currency translation adjustments:
Balance, beginning of year	¥(392)	¥48	¥757	$6,298
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	440	709	85	707

Balance, end of year	¥48	¥757	¥842	$7,005

Net unrealized gains (losses) on securities available-for-sale:
Balance, beginning of year	¥4	¥(22)	¥(211)	$(1,755)
Net decrease	(26)	(189)	159	1,322

Balance, end of year	¥(22)	¥(211)	¥(52)	$(433)

Total accumulated other comprehensive income:
Balance, beginning of year	¥(388)	¥26	¥546	$4,543
Adjustments for the year	414	520	244	2,029

Balance, end of year	¥26	¥546	¥790	$6,572

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2001
Foreign currency translation adjustments	¥440	¥—	¥440
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(45)	19	(26)
Less: reclassification adjustment for (gains) or losses included in net income	—	—	—

Net unrealized losses	(45)	19	(26)

Other comprehensive income (loss)	¥395	¥19	¥414

2002
Foreign currency translation adjustments	¥709	¥—	¥709
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(370)	155	(215)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	46	(20)	26

Net unrealized losses	(324)	135	(189)

Other comprehensive income	¥385	¥135	¥520

2003
Foreign currency translation adjustments	¥85	¥—	¥85
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(21)	30	9
Less: reclassification adjustment for (gains) or losses included in net income (loss)	253	(103)	150

Net unrealized losses	232	(73)	159

Other comprehensive income	¥317	¥(73)	¥244

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2003
Foreign currency translation adjustments	$707	$—	$707
Net unrealized gains on available-for-sale securities:
Unrealized losses arising during the year	(175)	249	74
Less: reclassification adjustment for (gains) or losses included in net income (loss)	2,105	(857)	1,248

Net unrealized losses	1,930	(608)	1,322

Other comprehensive income	$2,637	$(608)	$2,029

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18. Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at March 31, 2002 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Forward exchange contracts:
To sell foreign currencies	¥6,793	¥10,484	$87,221

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency losses of ¥113 million, ¥49 million and ¥147 million ($1,223 thousand) arising from these forward exchange contracts at March 31, 2001, 2002 and 2003, respectively, were included in earnings under the caption Other, net in the accompanying consolidated statements of operations. Foreign exchange net gains and (losses), including those on these forward exchange contracts, for the years ended March 31, 2001, 2002 and 2003 were ¥(218) million, ¥335 million and ¥450 million ($3,744 thousand), respectively.

Effects of exchange rate changes subsequent to March 31, 2003 on fair value of those forward exchange contracts have not been significant as of the reporting date.

19. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

79

Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at March 31, 2002 and 2003 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2002		2003		2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥204	¥204	¥189	¥189	$1,572	$1,572
Long-term debt, including current installments	(47,838)	(45,329)	(60,540)	(59,163)	(503,661)	(492,205)
Derivatives:
Foreign exchange forward contracts:
Assets	8	8	18	18	150	150
Liabilities	(57)	(57)	(165)	(165)	(1,373)	(1,373)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

20. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Cash paid during the year for:
Interest	¥899	¥691	¥886	$7,371
Income taxes	18,875	19,010	17,117	142,404
Cash acquisitions of new subsidiaries:
Fair value of assets acquired	105,589	30,849	688	5,724
Liabilities assumed	(47,032)	(29,048)	(239)	(1,989)
Goodwill	37,064	1,772	—	—
Minority interest	(26,965)	(4,265)	—	—
Cash paid, net of cash acquired	68,656	(692)	449	3,735
Cash sale of all shares in a subsidiary:
Assets transferred	—	—	2,018	16,789
Liabilities transferred	—	—	(489)	(4,068)
Gain on sale of subsidiary shares	—	—	552	4,592
Cash proceeds received, net of cash transferred	—	—	2,081	17,313
Property acquired under capital leases during the year	2,476	1,923	3,296	27,421

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21. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following five business segments:

•	Computer & Video Games (former Consumer Software)—production and sale of home-use video game software

•	Exercise Entertainment (former Health and Fitness)—operation of health and fitness clubs

•	Toy & Hobby (former Character Products)—production and sale of character related products

•	Amusement (former Amusement Content)—manufacture and sale of amusement arcade games and token-operated games

•	Gaming (former Gaming Content)—manufacture and sale of gaming machines for overseas market

“Other” includes operations of amusement facility and real estate management services provided primarily to subsidiaries.

During the year ended March 31, 2003, Konami renamed each of its business segments in order to clarify the operations of each segment. Former “Consumer Software” became “Computer & Video Games”, former “Health and Fitness” became “Exercise Entertainment”, former “Character Products” became “Toy & Hobby”, former “Amusement Content” became “Amusement” and former “Gaming Content” became “Gaming”.

In May 2002, Konami sold its amusement facility operation business, which was a part of the Other segment, to a third-party purchaser.

In the fourth quarter ended March 31, 2003, Konami transferred its fitness equipment business from the Amusement segment to the Exercise Entertainment segment and its token-operated game machine business from the Gaming segment to the Amusement segment. In accordance with these changes, results for the previous fiscal years have been reclassified to conform to the presentation for the year ended March 31, 2003.

The following table summarizes revenue, operating income (loss), total assets, depreciation and amortization and capital expenditures by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP for fiscal periods beginning after March 31, 2002. Such reports were previously prepared based on Japanese GAAP. Accordingly, results for the previous fiscal years have been restated based on U.S. GAAP.

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a. Operations in Different Industries (1) Revenue and operating income (loss)
	Millions of Yen
Year ended March 31, 2001	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Net revenue:
Customers	¥59,176	¥4,732	¥60,526	¥39,880	¥425	¥6,742	¥171,481	—	¥171,481
Intersegment	1,711	452	64	621	—	2,135	4,983	¥(4,983)	—

Total	60,887	5,184	60,590	40,501	425	8,877	176,464	(4,983)	171,481
Operating expenses	53,774	5,424	30,230	30,475	3,163	8,896	131,962	1,608	133,570

Operating income (loss)	¥7,113	¥(240)	¥30,360	¥10,026	¥(2,738)	¥(19)	¥44,502	¥(6,591)	¥37,911

	Millions of Yen
Year ended March 31, 2002	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Net revenue:
Customers	¥88,762	¥65,619	¥25,213	¥36,649	¥3,063	¥6,274	¥225,580	—	¥225,580
Intersegment	1,367	31	388	1,269	—	2,623	5,678	¥(5,678)	—

Total	90,129	65,650	25,601	37,918	3,063	8,897	231,258	(5,678)	225,580
Operating expenses	71,777	70,273	18,400	29,318	5,789	9,241	204,798	2,695	207,493

Operating income (loss)	¥18,352	¥(4,623)	¥7,201	¥8,600	¥(2,726)	¥(344)	¥26,460	¥(8,373)	¥18,087

	Millions of Yen
Year ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Net revenue:
Customers	¥85,891	¥78,437	¥45,887	¥33,105	¥8,215	¥2,122	¥253,657	—	¥253,657
Intersegment	1,585	88	61	1,200	—	3,398	6,332	¥(6,332)	—

Total	87,476	78,525	45,948	34,305	8,215	5,520	259,989	(6,332)	253,657
Operating expenses	73,489	127,937	29,319	27,035	8,384	6,330	272,494	3,033	275,527

Operating income (loss)	¥13,987	¥(49,412)	¥16,629	¥7,270	¥(169)	¥(810)	¥(12,505)	¥(9,365)	¥(21,870)

	Thousands of U.S. Dollars
Year ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Net revenue:
Customers	$714,567	$652,554	$381,755	$275,417	$68,344	$17,654	$2,110,291	—	$2,110,291
Intersegment	13,186	732	508	9,983	—	28,270	52,679	$(52,679)	—

Total	727,753	653,286	382,263	285,400	68,344	45,924	2,162,970	(52,679)	2,110,291
Operating expenses	611,389	1,064,368	243,918	224,917	69,750	52,663	2,267,005	25,233	2,292,238

Operating income (loss)	$116,364	$(411,082)	$138,345	$60,483	$(1,406)	$(6,739)	$(104,035)	$(77,912)	$(181,947)

Intersegment revenues primarily consists of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming, sales of hardware and components from Amusement to Computer & Video Games and Exercise Entertainment, and administrative services provided by shared-service subsidiaries included in Other. Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and expenses for corporate headquarters.

As discussed in Note 7, an impairment charge of ¥47,599 million ($395,998 thousand) for goodwill and other intangible assets was included in the operating expenses of the Exercise Entertainment segment for the year ended March 31, 2003.

82

(2) Total assets, depreciation and amortization and capital expenditures

	Millions of Yen
Year ended March 31, 2001	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Depreciation and amortization	¥1,261	¥925	¥76	¥718	¥53	¥1,550	¥4,583	¥524	¥5,107
Capital expenditures	1,846	71,357	264	753	94	1,815	76,129	1,469	77,598

	Millions of Yen
Year ended March 31, 2002	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Assets	¥72,181	¥152,705	¥7,843	¥28,268	¥6,648	¥25,287	¥292,932	¥35,159	¥328,091
Depreciation and amortization	2,311	9,923	116	817	296	1,375	14,838	622	15,460
Capital expenditures	2,400	11,355	81	712	2,998	2,607	20,153	528	20,681

	Millions of Yen
Year ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Assets	¥79,494	¥102,433	¥11,759	¥23,240	¥10,513	¥18,980	¥246,419	¥31,831	¥278,250
Depreciation and amortization	1,774	7,736	60	789	419	376	11,154	825	11,979
Capital expenditures	838	6,868	555	272	258	3,690	12,481	5,438	17,919

	Thousands of U.S. Dollars
Year ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
Assets	$661,348	$852,188	$97,829	$193,344	$87,463	$157,903	$2,050,075	$264,817	$2,314,892
Depreciation and amortization	14,758	64,360	499	6,564	3,486	3,128	92,795	6,864	99,659
Capital expenditures	6,972	57,138	4,617	2,263	2,147	30,699	103,836	45,241	149,077

Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and assets for corporate headquarters, which primarily consist of cash and financial assets. Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment, including those acquired in acquisitions of businesses.

83

b. Operations in Geographic Areas

	Millions of Yen
Year ended March 31, 2001	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenue:
Customers	¥153,269	¥8,499	¥8,172	¥1,541	¥171,481	—	¥171,481
Intersegment	11,911	398	2	42	12,353	¥(12,353)	—

Total	165,180	8,897	8,174	1,583	183,834	(12,353)	171,481
Operating expenses	119,043	12,156	7,515	1,633	140,347	(6,777)	133,570

Operating income (loss)	¥46,137	¥(3,259)	¥659	¥(50)	¥43,487	¥(5,576)	¥37,911

	Millions of Yen
Year ended March 31, 2002	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenue:
Customers	¥177,618	¥26,002	¥19,320	¥2,640	¥225,580	—	¥225,580
Intersegment	31,446	2,860	6	199	34,511	¥(34,511)	—

Total	209,064	28,862	19,326	2,839	260,091	(34,511)	225,580
Operating expenses	185,089	30,438	14,944	2,695	233,166	(25,673)	207,493

Operating income (loss)	¥23,975	¥(1,576)	¥4,382	¥144	¥26,925	¥(8,838)	¥18,087

Assets	¥323,470	¥7,779	¥16,897	¥3,474	¥351,620	¥(23,529)	¥328,091

	Millions of Yen
Year ended March 31, 2003	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Assets	¥277,637	¥18,787	¥13,715	¥4,281	¥314,420	¥(36,170)	¥278,250

	Thousands of U.S. Dollars
Year ended March 31, 2003	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenue:
Customers	$1,517,013	$397,080	$135,582	$60,616	$2,110,291	—	$2,110,291
Intersegment	421,548	6,697	225	4,209	432,679	$(432,679)	—

Total	1,938,561	403,777	135,807	64,825	2,542,970	(432,679)	2,110,291
Operating expenses	2,151,007	391,947	124,101	51,880	2,718,935	(426,697)	2,292,238

Operating income (loss)	$(212,446)	$11,830	$11,706	$12,945	$(175,965)	$(5,982)	$(181,947)

Assets	$2,309,792	$156,298	$114,101	$35,616	$2,615,807	$(300,915)	$2,314,892

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located.

As discussed in Note 7, an impairment charge of ¥47,599 million ($395,998 thousand) for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

22. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥607 million ($5,050 thousand) as of March 31, 2003.

23. Subsequent Events

Not applicable.

84

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Konami Corporation:

We have audited the accompanying consolidated balance sheets of Konami Corporation and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Konami Corporation and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(h) to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective April 1, 2002.

The accompanying consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements and financial statement schedule expressed in yen have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

Tokyo, Japan

June 20, 2003

85

SIX-YEAR SUMMARY

KONAMI CORPORATION and Consolidated Subsidiaries

Fiscal year ended/as of March 31

	(Yen in millions and U.S. dollars in thousands except per share data)
	1998	1999	2000 (1)	2001 (2)	2002	2003	2003
Income Statement Data:
Net revenues	¥89,624	¥113,414	¥146,667	¥171,481	¥225,580	¥253,657	$2,110,291
Cost of revenues	61,072	75,029	90,755	103,068	154,651	174,879	1,454,900
Impairment on goodwill and other intangible assets	—	—	—	—	—	47,599	395,998
Selling, general and administrative expenses	20,959	21,650	24,973	30,502	52,842	53,049	441,340

Operating income (loss)	7,593	16,735	30,939	37,911	18,087	(21,870)	(181,947)

Other income (expenses)—net	(1,050)	(2,090)	3,471	2,924	4,591	(226)	(1,880)

Income (loss) before income taxes	6,543	14,645	34,410	40,835	22,678	(22,096)	(183,827)
Income taxes	1,490	9,326	15,650	19,203	11,667	6,186	51,464
Minority interest in income (loss) consolidated subsidiaries (3)	50	214	415	420	364	(1,051)	(8,744)
Equity in net income (loss) of affiliated companies	—	—	—	356	755	(1,288)	(10,716)

Net income (loss)	¥5,003	¥5,105	¥18,345	¥21,568	¥11,402	¥(28,519)	$(237,263)

Net income (loss) per share—basic (4)	¥46.86	¥48.13	¥164.26	¥189.04	¥89.32	¥(234.58)	$(1.95)
Net income (loss) per share—diluted (4)	¥44.10	¥45.33	¥163.33	¥189.04	¥89.32	¥(234.58)	$(1.95)
Cash dividends per share (4, 5)	¥30.00	¥43.00	¥97.00	¥54.00	¥54.00	¥54.00	$0.44

Balance Sheet Data:
Total current assets	¥69,135	¥80,797	¥102,953	¥124,852	¥142,055	¥136,705	$1,137,313
Total assets	107,660	117,383	136,081	293,830	328,091	278,250	2,314,892
Total current liabilities	44,441	45,166	46,647	80,350	79,548	71,774	597,122
Total long-term liabilities	21,758	24,605	16,348	36,754	77,637	87,215	725,582
Total shareholders’ equity	41,262	46,908	70,844	145,151	134,990	90,406	752,130

*	Figures for the fiscal year ended March 31, 2000 and earlier fiscal years are based on generally accepted accounting principles in Japan (Japanese GAAP), while figures for the fiscal year ended March 31, 2001 and subsequent fiscal years are based on US GAAP.

Notes:	(1)	Effective April 1, 1999, we adopted the new Japanese GAAP accounting standard for deferred income taxes, which required recognition of deferred income taxes for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. As a result of the adoption, net income increased by ¥783 million for the year ended March 31, 2000 compared with what would have been recorded under the previous standard.
	(2)	In February 2001, we acquired 54.64% of the issued and outstanding shares of People Co., Ltd., a health and fitness club operator in Japan, for total cash consideration of ¥69,415 million. The acquired company was then renamed Konami Sports Corporation. The assets, liabilities and results of operations of Konami Sports Corporation have been included in our consolidated financial statements since the acquisition date.
	(3)	For the fiscal year ended March 31, 2000 and earlier, income before income taxes includes equity in net income (loss) of affiliated companies in accordance with Japanese GAAP. For subsequent fiscal years, income before income taxes excludes equity in net income (loss) of affiliated companies, in accordance with U.S. GAAP.
	(4)	Net income per share and cash dividends per share are calculated using the weighted average number of shares outstanding during the relevant period, and is adjusted to reflect the issuance of new shares gratis through stock splits conducted from May 20, 1999 to May 19, 2000.
	(5)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.

	(6)	U.S. dollar amounts are translated from Japanese yen, solely for the convenience of readers, at the rate of ¥120.20 to U.S.$1, the approximate rate of exchange on March 31, 2003 on the Tokyo Foreign Exchange Market.

86

KONAMI’S HISTORY

March 1969	Kagemasa Kozuki (current Chairman of the Board and Chief Executive Officer) founded a jukebox rental/repair business in 148, Kozushima, Toyonaka City, Osaka.
March 1973	Konami Industries Co., Ltd. (currently KONAMI CORPORATION) was established with capital of ¥1 million and started manufacturing amusement machines for arcades.
January 1978	KONAMI’s first game machine using a microcomputer was produced; manufacture and sales began.
January 1979	KONAMI began exporting products to the United States; laid foundations for business expansion in that country.
May 1980	Headquarters was moved to a new office building in Shonai-sakae machi, Toyonaka City, Osaka.
March 1982	Osaka Small and Medium Business Investment & Consultation Co., Ltd. invested in KONAMI. Headquarters was transferred to Osaka Ekimae Dai 4 Building in Kita Ward, Osaka.
October 1982	KONAMI began manufacture and sales of game software for PCs.
November 1982	Konami of America Inc. (currently Konami of America, Inc.) was established in the U.S.
November 1983	Manufacture and sales of game software for MSX PCs commenced.
March 1984	New building was constructed for Technology Development Center in Shonai-takara machi, Toyonaka City, Osaka.
June 1984	Konami Limited (currently Konami Marketing Europe Ltd.) was established in the U.K.
October 1984	KONAMI was listed on the Second Section of the Osaka Securities Exchange (capitalized at ¥2.94 billion).
December 1984	Konami GmbH (currently Konami of Europe GmbH) was established in Germany.
April 1985	KONAMI began manufacture and sales of game software for Nintendo’s Family Computer.
August 1986	KONAMI Software Development Building was completed in Port Island, Chuo Ward, Kobe, and KONAMI headquarters (currently Kobe Building) was moved there.
November 1986	New production control department and distribution center opened in Toyonaka City, Osaka.
August 1988	KONAMI was listed on the first sections of the Tokyo Stock Exchange and Osaka Securities Exchange.
May 1991	KONAMI Technology Development Center (currently Kobe Office) opened in Nishi Ward, Kobe, Hyogo prefecture.
June 1991	The Company’s name was changed from Konami Industries Co., Ltd., to Konami Co., Ltd.
June 1992	KONAMI set up Tokyo Headquarters in Minato Ward, Tokyo.
April 1993	Headquarter functions were moved from Kobe to Tokyo Headquarters.
August 1994	The Tokyo Technical Center (currently Zama Office) was opened in Zama, Kanagawa Prefecture.
September 1994	Konami (Hong Kong) Ltd. (currently Konami Marketing (Asia) Ltd.) was established in Hong Kong.
January 1995	The Kobe Building was partly damaged in the Great Hanshin Awaji Earthquake.
April 1995	Konami Computer Entertainment Osaka Co., Ltd. (currently Konami Computer Entertainment Studios, Inc.) was established. Konami Computer Entertainment Tokyo Co., Ltd. was established.
December 1995	Konami Music Entertainment Co., Ltd. was established.
April 1996	Konami Computer Entertainment Japan Co., Ltd. was established.
May 1996	KONAMI shifted to an organization based on business divisions.
March 1997	The new Amusement Business plant was constructed in Kobe (subsequently merged with the Kobe Office). Konami Computer Entertainment School Co., Ltd. (currently Konami School, Inc.) was established.
November 1997	KONAMI was listed on the Stock Exchange of Singapore.
March 1998	KONAMI began exporting production components of video slot machines to Australia.
September 1999	KONAMI was listed on the London Stock Exchange. Konami Computer Entertainment Osaka Co., Ltd. (currently Konami Computer Entertainment Studios, Inc.) registered its shares on the over-the-counter (OTC) market.

87

December 1999	The official registered address of KONAMI’s headquarters was changed from Kobe to Minato Ward, Tokyo.
January 2000	KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Nevada.
June 2000	Konami Software Shanghai, Inc. was established in Shanghai, China.
July 2000	KONAMI invested in TAKARA Co., Ltd., making it an affiliated company.
August 2000	Konami Computer Entertainment Tokyo, Inc., registered its shares on the OTC market.
October 2000

Konami Marketing Inc. was established and KONAMI transferred its sales divisions to that company. KONAMI was awarded a product license by the U.S. state of Nevada (shipments commenced in December 2000).

KONAMI was awarded a license related to the manufacture and sale of gaming machines by the U.S. state of Mississippi.

November 2000	Pachinko slot machine made by Konami Parlor Entertainment, Inc. (currently KPE, Inc.) passed a type approval test of the Security Electronics and Communications Technology Association.
February 2001	Outstanding shares of PEOPLE CO., LTD. (renamed Konami Sports Corporation in June 2001) were purchased through a tender offer (TOB), and the company became a KONAMI subsidiary.
March 2001	Konami Parlor Entertainment, Inc. (currently KPE, Inc.) Zama office was approved as a manufacturer of pachinko slot machines by the Japanese Crime Prevention Association.
May 2001	KONAMI was awarded a license to produce and sell gaming machines by the U.S. state of Indiana.
June 2001	KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Iowa.
August 2001	KONAMI invested in HUDSON SOFT CO., LTD., making it an affiliated company. KONAMI was awarded a license to manufacture and sell gaming machines by the Canadian province of Ontario.
October 2001

Konami Marketing, Inc. merged with 11 distributors.

Konami Mobile Online, Inc. was established.

KONAMI converted Konami Australia Pty Ltd into a wholly owned subsidiary through the purchase of all outstanding shares, gaining licenses to sell gaming machines throughout Australia.

KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Oregon. KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Arizona.

December 2001	KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Michigan.
January 2002	KONAMI invested in Genki Co., Ltd., making it an affiliated company.
February 2002

Konami Computer Entertainment Japan, Inc. registered its shares on the OTC market.

Konami Sports Corporation transformed Daiei Olympic Sports Club, Inc. (renamed Konami Olympic Sports Club Corporation in February 2002) into a subsidiary through a share purchase.

KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Illinois.

May 2002	The operation of amusement facilities was transferred to AmLead Co., Ltd. KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Kansas.
June 2002	KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Minnesota.
July 2002	KONAMI was awarded a license to manufacture and sell gaming machines by the Commonwealth of Puerto Rico (U.S. territory).
August 2002	The official registered address of KONAMI’s headquarters was changed to Marunouchi, Chiyoda Ward in Tokyo.
September 2002	KONAMI’s stock was listed on the New York Stock Exchange. KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of West Virginia.
November 2002

KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Louisiana.

KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Wisconsin.

March 2003	Konami Sports Corporation transformed NISSAY ATHLETICS COMPANY (company name was changed to Konami Athletics Inc.) into a subsidiary through a purchase of shares.

88

MAJOR SUBSIDIARIES AND AFFILIATES	(As of June 30, 2003)

Konami Computer Entertainment Tokyo, Inc.

(JASDAQ)

Paid-in Capital: ¥2,323.1 million

8-10, Harumi 1-chome, Chuo-ku, Tokyo 104-6041

TEL: 81-3 5144-0573    FAX: 81-3 5144-0574

Konami Computer Entertainment Japan, Inc.

(JASDAQ)

Paid-in Capital: ¥3,366.52 million

10-1, Roppongi 6-chome,

Minato-ku, Tokyo 106-6112, Japan

TEL: 81-3 5413-0573    FAX: 81-3 5413-0574

Konami Computer Entertainment Studios, Inc.

(JASDAQ)

Paid-in Capital: ¥1,213.05 million

10-1, Roppongi 6-chome,

Minato-ku, Tokyo 106-6113, Japan

TEL: 81-3 3470-0573    FAX: 81-3 3470-0574

Konami Mobile & Online, Inc.

Paid-in Capital: ¥300 million

10-1, Roppongi 6-chome,

Minato-ku, Tokyo 106-6114, Japan

TEL: 81-3 5771-0573    FAX: 81-3 4466-1573

Konami Sports Life Corporation

Paid-in Capital: ¥15,050 million

10-1, Roppongi 6-chome,

Minato-ku, Tokyo 106-6156, Japan

TEL: 81-3 5771-0573    FAX: 81-3 4426-0580

Konami Sports Corporation

(1st Section of Tokyo Stock Exchange)

Paid-in Capital: ¥5,040.95 million

10-1, Higashi-Shinagawa 4-chome,
Shinagawa-ku, Tokyo 140-0002, Japan

TEL: 81-3 6688-0573    FAX: 81-3 6688-5743

Konami Music Entertainment, Inc.

Paid-in Capital: ¥60 million

12-1, Dogenzaka 1-chome,

Shibuya-ku, Tokyo 150-0043, Japan

TEL: 81-3 3780-0573      FAX: 81-3 5458-6430

Konami Marketing Japan, Inc.

Paid-in Capital: ¥1,162.39 million

10-1, Roppongi 6-chome,

Minato-ku, Tokyo 106-6165, Japan

TEL: 81-3 6833-5730    FAX: 81-3 3479-9405

Konami Real Estate, Inc.

Paid-in Capital: ¥6,000 million

7-16, Kyobashi 2-chome,

Chuo-ku, Tokyo 104-0031, Japan

TEL: 81-3 6800-0573    FAX: 81-3 6800-0574

Konami School, Inc.

Paid-in Capital: ¥160 million

10-1, Roppongi 6-chome,

Minato-ku, Tokyo 106-6160, Japan

TEL: 81-3 5772-0573    FAX: 81-3 5772-0574

Konami Career Management, Inc.

Paid-in Capital: ¥60 million

7-16, Kyobashi 2-chome,

Chuo-ku, Tokyo 104-0031, Japan

TEL: 81-3 6800-2573    FAX: 81-3 6800-2574

Konami Corporation of America

Paid-in Capital: US$34.9 million

1400 Bridge Parkway,

Redwood City, CA 94065 U.S.A.

TEL: 1-650-654-5600    FAX: 1-650-654-5690

Konami of America, Inc.

Paid-in Capital: US$21.5 million

1400 Bridge Parkway,

Redwood City, CA 94065 U.S.A.

TEL: 1-650-654-5600    FAX: 1-650-654-5690

Konami Marketing, Inc.

Paid-in Capital: US$0.17 million

1400 Bridge Parkway,

Redwood City, CA 94065 U.S.A.

TEL: 1-650-654-5637    FAX: 1-650-654-3294

Konami Gaming, Inc.

Paid-in Capital: US$1.7 million

7140 South Industrial Rd. Suite 700,

Las Vegas, NV 89118 U.S.A.

TEL: 1-702-367-0573    FAX: 1-702-367-0007

Konami Computer Entertainment Hawaii, Inc.

Paid-in Capital: US$2.2 million

2222 Kalakaua Ave. Suite 1500,

Honolulu, Hawaii 96815, U.S.A.

TEL: 1-808-923-0573    FAX: 1-808-921-2244

Konami Australia Pty Ltd.

Paid-in Capital: A$3 million

28 Lord St., Botany, NSW, Australia 2019

TEL: 61-2-9666-5731    FAX: 61-2-9666-3695

Konami Corporation of Europe B.V.

Paid-in Capital: EURO 9.01 million

Konami House, 54A Cowley Mill Road,

Uxbridge, Middlesex, UB8 2QE, U.K.

TEL: 44-1895-200-573    FAX: 44-1895-200-500

Konami of Europe GmbH

Paid-in Capital: EURO 5.11 million

Berner Str. 103-105,

60437 Frankfurt am Main, Germany

TEL: 49-069-985573-0    FAX: 49-069-985573-77

Konami Marketing (Asia) Ltd.

Paid-in Capital: HK$19.5 million

Suite 2007, Tower 1, The Gateway, 25 Canton Road,

Tsim Sha Tsui, Kowloon, Hong Kong

TEL: 852-2956-057    3 FAX: 852-2956-2300

Konami Software Shanghai, Inc.

Paid-in Capital: US$2 million

15F, JinMao Tower, No.88 Century Boulevard,

Pu-Dong New Area, Shanghai 200121, P.R. China

TEL: 86-21-50470573    FAX: 86-21-50470140

89

BOARD OF DIRECTORS, CORPORATE AUDITORS AND CORPORATE OFFICERS

Board of Directors and Corporate Auditors	(As of June 19, 2003)

Position	Name

Representative Director	Kagemasa Kozuki

Representative Director	Kagehiko Kozuki

Representative Director	Noriaki Yamaguchi

Director	Toshiro Tateno

Director (external)	Tomokazu Godai	President, Maya Tec Co., Ltd.

Director (external)	Satoshi Akagi	Director, Kozuki Foundation For Advanced Information Technology (Former Assistant Division Chief, Hyogo Prefectural Board of Education)

Director (external)	Hiroyuki Mizuno	Director, Research Institute of Kochi University of Technology (Former Vice President, Matsushita Electric Industrial Co., Ltd.)

Director (external)	Tsutomu Takeda	(Former President, Asatsu-DK Inc.)

Standing Corporate Auditor	Noboru Onuma	(Former Director, Sumitomo Mitsui Banking Corporation)

Standing Corporate Auditor	Tetsuro Yamamoto	(Former Director, Bank of Tokyo-Mitsubishi, Ltd.)

Corporate Auditor	Minoru Nagaoka	President, Capital Markets Research Institute (Former Administrative Vice Minister for Finance, Ministry of Finance; former Commissioner, National Public Safety Commission)

Corporate Auditor	Masataka Imaizumi	Chairman, Zenkoku Keiyukai Rengokai (Former Superintendent-General of the Metropolitan Police Department)

Note:	Corporate auditors Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are external corporate auditors as defined under Article 18, Section 1 of the “Law Concerning Special Measures under the Commercial Code with respect to Audits, etc. of Corporations (Kabushiki Kaisha).”

Corporate Officers	(As of May 22, 2003)

Position	Name	In Charge

President, Corporate Officer	Kagemasa Kozuki	Chief Executive Officer

Executive Vice President, Corporate Officer	Noriaki Yamaguchi	Chief Financial Officer

Executive Corporate Officer	Kazumi Kitaue	Computer & Video Games Business

Executive Corporate Officer	Fumiaki Tanaka	Amusement Business, Exercise Entertainment Business, IT management

Executive Corporate Officer	Akihiko Nagata	Toy & Hobby Business

Executive Corporate Officer	Shuji Kido	Gaming Business

Executive Corporate Officer	Toshiro Tateno	Corporate Planning

Corporate Officer	Shigeo Niwa	Intellectual Property

Corporate Officer	Osamu Kishima	Finance and Accounting

Corporate Officer	Shinichi Furukawa	Administration

Corporate Officer	Kimihiko Higashio	Human Resources

Corporate Officer	Seiji Ito	Secretary Office

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INVESTOR INFORMATION	(As of March 31, 2003)

Common Stock		Composition of Shareholders
Authorized:	450,000,000 shares
Outstanding:	128,737,566 shares (including 8,253,191 treasury shares)
Number of Shareholders:	51,010
Listed Exchanges:	Tokyo, New York, London and Singapore

Principal Shareholders

Shareholder’s Name	Shares (Thousands)	(% of total)
Kozuki Holding B.V.	13,530	10.50
Japan Trustee Services Bank, Ltd. (Trust Account)	9,487	7.36
KONAMI CORPORATION	8,253	6.41
Kozuki Capital Corporation	7,000	5.43
The Master Trust Bank of Japan, Ltd. (Trust Account)	6,959	5.40
Kozuki Foundation for Advanced Information Technology	5,880	4.56
Sumitomo Mitsui Banking Corporation	4,584	3.56
Kozuki Foundation for Sports and Athletes	4,120	3.20
Kozuki Foundation for Higher Education	3,194	2.48
UFJ Trust Bank Limited (Trust Account A)	2,533	1.96
Lehman Brothers Inc. Tokyo Branch	1,752	1.36
Nippon Life Insurance Company (Pension Special Account)	1,705	1.32
Nomura Securities Co., Ltd.	1,593	1.23
THE CHASE MANHATTAN BANK, N.A. LONDON S.L. OMNIBUS ACCOUNT 385011	1,572	1.22
THE CHASE MANHATTAN BANK, N.A. LONDON	1,558	1.21
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	1,374	1.06
Mitsui Asset Trust and Banking Company, Limited Pension Trust Account No. 2	1,135	0.88
J.P.Morgan Trust Bank Ltd. (Non-Taxable Account)	1,103	0.85
The Mitsubishi Trust and Banking Co., Ltd. (Trust Account)	1,090	0.84
Trust & Custody Services Bank, Ltd. (Trust Account B)	1,084	0.84

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CORPORATE DATA	(As of March 31, 2003)

Founded:	March 21, 1969

Incorporated:	March 19, 1973

Paid-in Capital:	¥47,399 million

Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer

Employees:	Consolidated: 4,313

Average Age:	Consolidated: 32.1 years

Principal Businesses:

Computer & Video Games Business

Production, manufacture and sale of video game software for consoles.

Production of content for mobile phones.

Distribution of video game software produced by third parties.

Production of on-line game software.

Exercise Entertainment Business

Management of sports clubs.

Design, manufacture and sale of fitness machines with entertainment elements.

Toy & Hobby Business

Planning, production and sale of electronic toys, educational toys, toys for infants, boys and girls, handheld games, candy toys, figures, card games, trading cards, character goods, sundry goods, prizes, books, music CDs and others.

Amusement Business

Design, manufacture and sale of content for amusement facilities such as video games and token-operated games.

Design, manufacture and sale of special-purpose LCDs.

Gaming Business

Design, manufacture and sale of gaming machines for casinos.

DOMESTIC OFFICES

Headquarters

4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan

TEL: 81-3 5220-0573    FAX: 81-3 5220-9900

Computer & Video Games Business Head Office

10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6114, Japan

TEL: 81-3 4333-0573    FAX: 81-3 3403-0761

Toy & Hobby Business Head Office

12-1, Dogenzaka 1-chome, Shibuya-ku, Tokyo 150-0043, Japan

TEL: 81-3 5458-0573    FAX: 81-3 5458-1040

Amusement Business Head Office

10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6158, Japan

TEL: 81-3 5771-0573    FAX: 81-3 3423-0574

Gaming Business Head Office

1-1, Higashihara 5-chome, Zama-shi, Kanagawa 228-0004, Japan

TEL: 81-46 298-0573    FAX: 81-46 298-0574

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KONAMI CORPORATION	*Printed in Japan